As filed with the U.S. Securities and Exchange Commission on May 30, 2014

Registration No. 333-195678

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CENTURY COMMUNITIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1531	68-0521411
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

(303) 770-8300

(Address, including zip code, and telephone number, including area code of Registrant’s principal executive offices)

Dale Francescon

Chairman of the Board of Directors and Co-Chief Executive Officer

Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

(303) 770-8300

(Address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Mark J. Kelson, Esq.	Howard B. Adler, Esq.
Greenberg Traurig, LLP	Gibson, Dunn & Crutcher LLP
1840 Century Park East, Suite 1900	1050 Connecticut Avenue, N.W.
Los Angeles, California 90067	Washington, DC 20036
Tel: (310) 586-3856	Tel: (202) 955-8500
Fax: (310) 586-0556	Fax: (202) 530-9526

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	$102,000,000	$13,138

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock that may be purchased by the underwriters pursuant to their over-allotment option and shares of common stock offered by the selling stockholders under the IPO Prospectus and the Selling Stockholders Resale Prospectus contained in this Registration Statement.
(3)	Calculated pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two forms of prospectuses:

(1)	IPO Prospectus. A prospectus (which we refer to as the “IPO Prospectus”) to be used in connection with the initial public offering of our common stock. We are offering shares of our common stock ( shares if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock), and the selling stockholders named in this prospectus are offering shares of our common stock, through the underwriters named on the cover page of the IPO Prospectus.

(2)	Selling Stockholders Resale Prospectus. A prospectus (which we refer to as the “Selling Stockholders Resale Prospectus”) to be used by selling stockholders for the resale of shares of our common stock.

The Selling Stockholders Resale Prospectus is substantively identical to the IPO Prospectus, except for the following principal differences:

(a)	the Selling Stockholders Resale Prospectus has different front and back covers than the IPO Prospectus;

(b)	all references in the IPO Prospectus to “this offering” will be changed to “the IPO,” defined as the underwritten initial public offering of our common stock, in the Selling Stockholders Resale Prospectus;

(c)	all references in the IPO Prospectus to “underwriters” will be changed to “underwriters of the IPO” in the Selling Stockholders Resale Prospectus;

(d)	all references in the IPO Prospectus to “$ per share, which is the midpoint of the price range set forth on the cover page of this prospectus” will be changed to “$ per share, which is the midpoint of the price range set forth on the cover page of the IPO Prospectus” in the Selling Stockholders Resale Prospectus;

(e)	the following sections in the Selling Stockholders Resale Prospectus are different than the corresponding sections in the IPO Prospectus:

•	“Summary—The Offering”;

•	“Use of Proceeds”;

•	“Description of Capital Stock—Registration Rights Agreement”;

•	“Selling Stockholders”; and

•	“Shares Eligible for Future Sale—General”;

(f)	the following sections in the IPO Prospectus are deleted from the Selling Stockholders Resale Prospectus:

•	“Summary—Selling Stockholders”;

•	“Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—If you purchase common stock in this offering, you will experience immediate dilution”;

•	“Capitalization”; and

•	“Dilution”;

(g)	the Selling Stockholders Resale Prospectus contains the following sections which are not in the IPO Prospectus:

•	“Summary—Recent Developments—Initial Public Offering”; and

•	“Our Business—Recent Developments—Initial Public Offering”;

(h)	the “Underwriting” section in the IPO Prospectus is deleted from the Selling Stockholders Resale Prospectus and a “Plan of Distribution” section is inserted in its place;

(i)	all references in the IPO Prospectus to the “Underwriting” section will be changed to refer to the “Plan of Distribution” section in the Selling Stockholders Resale Prospectus; and

(j)	the reference to counsel for the underwriters is deleted from the “Legal Matters” section in the Selling Stockholders Resale Prospectus.

We have included in this Registration Statement, after the financial statements and the outside back cover of the IPO Prospectus, a set of alternate pages and sections reflecting items (a), (e), (g), (h), and (j) above. We will include the Selling Stockholders Resale Prospectus in its entirety in a subsequent amendment to this Registration Statement.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 30, 2014

PRELIMINARY PROSPECTUS

             Shares

CENTURY COMMUNITIES, INC.

Common Stock

$         per share

This is the initial public offering of our common stock, $0.01 par value per share. We are offering                  shares of our common stock, and the selling stockholders named in this prospectus are offering                  shares of our common stock. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. We currently expect the initial public offering price to be between $         and $         per share of our common stock.

We have applied to list the shares of our common stock on the New York Stock Exchange under the symbol “CCS.”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, under the federal securities laws and are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

(1)	See “Underwriting.”

We have granted the underwriters the right to purchase up to                  additional shares of our common stock to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

FBR	J.P. Morgan	Deutsche Bank Securities

Co-Managers

Zelman Partners LLC		Builder Advisor Group, LLC

, 2014.

CENTURY COMMUNITIES
Our Story Century Communities was founded with one simple objective: build a home with lasting value, integrity, quality and service. Century Communities has become one of the country’s fastest growing homebuilders.

We are responsible for the information contained in this prospectus, and you should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We, the selling stockholders and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate as of any date other than the respective dates of such documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

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STATEMENT REGARDING MARKET DATA

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Summary,” “Market Opportunity” and “Our Business.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (which we refer to as “JBREC”), an independent research provider and consulting firm, based on the most recent data available as of February 2014. We have paid JBREC a fee of $46,500 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third party data), models and the experience of various professionals, and are based on various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice. See “Market Opportunity” and “Experts.”

Some of the market data included in this prospectus is derived from the CoreLogic Case-Shiller Index, the Burns Home Value Index™, and the Burns Affordability Index™. The CoreLogic Case-Shiller Index is the most widely recognized measure of home price appreciation and depreciation, and is frequently used by investors; it is released to the public monthly and quarterly via the CoreLogic website at http://www.corelogic.com/products/case-shiller.aspx. The Burns Home Value Index™ is a proprietary index developed by JBREC to materially reduce the impact of shifts in the mix of homes sold during a period by using multiple data sources to measure home price appreciation or depreciation across all homes, rather than just those that have been purchased or sold during a given quarter. The Burns Affordability Index™ is a proprietary index which compares a metropolitan area’s affordability against its own historic affordability dating back to 1981, using income and home price data purchased from third party sources plus mortgage rate data from the Federal Home Loan Mortgage Corporation (which we refer to as “Freddie Mac”). The Burns Home Value Index™ and the Burns Affordability Index™ are updated monthly for distribution to research clients of JBREC. The public may purchase research reports from JBREC to gain access to these proprietary indices at a price of $1,500 per month per metropolitan area with a minimum three-month trial commitment. In addition, JBREC occasionally shares portions of the information and analyses from its proprietary indices through its free newsletters, which are posted on JBREC’s website and may be viewed by the public without charge.

In addition, certain market and industry data has been obtained from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. We have not independently verified the data obtained from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

- ii -

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read this entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 21 of this prospectus. As used in this prospectus, unless the context otherwise requires or indicates, references to “the Company,” “we,” “our” and “us” refer to Century Communities, Inc. and its subsidiaries and affiliates, including our predecessor Century Communities Colorado, LLC; and references to “Century LLC” or “our predecessor” refer to Century Communities Colorado, LLC and (except for financial statement information, except as otherwise noted) its predecessors and affiliates.

Unless otherwise indicated, all market data included in this prospectus is derived from a market study, based on the most recent data available as of February 2014, prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (which we refer to as “JBREC”), an independent research provider and consulting firm focused on the housing industry.

Unless the context otherwise requires, the information in this prospectus assumes that: (i) we will issue shares of our common stock in this offering; (ii) the shares of our common stock to be sold in this offering are sold at $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and (iii) the underwriters’ over-allotment option to purchase additional shares of our common stock in this offering is not exercised.

Our Company

We are engaged in all aspects of homebuilding, including land acquisition and development, entitlements, and the acquisition, development, construction, marketing, sale and management of various residential projects in major metropolitan markets in Colorado, and, more recently, in the greater Austin and San Antonio, Texas and Las Vegas, Nevada metropolitan areas.

Our business strategy is focused on the design, construction and sale of single-family detached and attached homes in major metropolitan markets, including in Colorado, Texas, and Nevada, and our planned entry into other markets in the Western United States. We offer a wide variety of product lines that enable us to meet the specific needs of each of our core markets (Denver, Fort Collins, and Colorado Springs, Colorado, Austin and San Antonio, Texas, and Las Vegas, Nevada), which we believe provides us with a balanced portfolio and an opportunity to increase market share. Since our formation, we have delivered over 2,700 homes for total revenues of approximately $750 million. In 2013, we were one of the top 50 largest homebuilders in the United States by total revenue (as ranked among public and private companies by Builder Magazine) and one of the top 5 fastest growing homebuilders by total revenue.

We have been profitable every year since our founding, including throughout the recent economic downturn. Since 2008, our home sales revenue has more than tripled even as some homebuilders experienced significant revenue contraction. During that same period, many of our competitors were forced to exit the business or undergo significant restructuring. For the three months ended March 31, 2014, we delivered 128 homes for total home sales revenue of $49.7 million, up 101% from $24.7 million over the three months ended March 31, 2013, and for the year ended December 31, 2013, we delivered 448 homes for total home sales revenue of $171.1 million, up 78.2% from $96.0 million over the year ended December 31, 2012. The dollar amount of our backlog of homes sold but not closed as of March 31, 2014, December 31, 2013 and December 31, 2012 was approximately $122.3 million, $103.3 million and $51.6 million, respectively.

As of April 1, 2014, we owned and controlled approximately 99 communities containing 10,095 lots in various stages of development. We seek to maximize our return on capital and reduce our risk exposure associated with holding land inventories by developing projects with targeted life cycles of approximately 24 to

36 months from the beginning of construction of the first home to close out of the community, plus an additional one to two years if necessary for the entitlement and development of land, based upon projected volumes.

The core of our business plan is to acquire and develop land strategically, based on our understanding of population growth patterns, entitlement restrictions and infrastructure development. We focus on locations within our markets with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these locations represent what we believe to be attractive opportunities for long-term growth. We also seek assets that have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities, and we strive to offer a broad spectrum of product types in these locations. Cutting edge product development and exemplary customer service are key components of the lifestyle connection we seek to establish with each individual homebuyer. Our construction expertise across an extensive product offering allows us flexibility to pursue a wide array of land acquisition opportunities and appeal to a broad range of potential homebuyers, from entry-level to first- and second-time move-up buyers and even some move-down homebuyers. Additionally, we believe our diversified product strategy enables us to adapt quickly to changing market conditions and to optimize returns while strategically reducing portfolio risk.

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”) on April 30, 2013. In May 2013, we completed a private offering and a private placement of 12,075,000 shares of our common stock, in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), and pursuant to the exemption from registration provided in Rule 506 of Regulation D under the Securities Act, where we received net proceeds of approximately $223.8 million (which we refer to as the “May 2013 private offering and private placement”). We used the net proceeds from the May 2013 private offering and private placement for the acquisition and development of land, home construction and other related purposes, including $38 million for debt repayment, $62 million for the acquisition of lots, approximately $19 million for development costs, $16 million for the acquisition of Jimmy Jacobs Homes, L.P. (which we refer to as “Jimmy Jacobs”) and to partially fund the LVLH Acquisition (described below).

We have been operating in the Denver metropolitan area since our founding in 2002.

We entered the greater Austin, Texas market in June 2013 when we hired a Division President for Texas, obtained office space there, and began sourcing land positions. In September 2013, we began our operations in the Austin metropolitan area as a result of our acquisition of real property and certain in-place contracts and assumed certain liabilities of Jimmy Jacobs, a homebuilder with operations in the greater Austin, Texas metropolitan area, for cash consideration of $15.7 million (which we refer to as the “Jimmy Jacobs Acquisition”). The assets acquired from Jimmy Jacobs were primarily real property, including 50 land lots available for construction of single-family homes and 95 single-family residences and home construction contracts in various stages of construction. We also acquired in-place contracts for the sale of homes currently under construction, a purchase commitment to acquire 116 additional land lots upon Jimmy Jacobs meeting certain development milestones (obligations we assumed in connection with the Jimmy Jacobs Acquisition), and certain other assets, including office-related personal property and intangible assets, such as trade names and non-competition agreements. In total, as a result of the Jimmy Jacobs Acquisition, we obtained control of 166 lots and 95 homes under construction and home construction contracts in the greater Austin and San Antonio, Texas metropolitan areas. We intend to continue our expansion into the Austin area and to expand into other major metropolitan areas in Texas during 2014.

On April 1, 2014, we purchased substantially all of the assets of Las Vegas Land Holdings, LLC and its subsidiaries (which we refer to collectively as “LVLH”) for a purchase price of approximately $165 million (which we refer to as the “LVLH Acquisition”). LVLH targeted first-time, second-time move-up, second home and active adult buyers, with home prices typically ranging from $215,000 to $500,000. The acquired assets consisted of 1,761 lots within five single-family communities in the greater Las Vegas, Nevada metropolitan area: Rhodes Ranch, Tuscany Village, Westmont, Sunset/Grand Canyon and Freeway 50. The 1,761 lots include 57 homes in backlog, 17 model homes and three custom lots. In addition, we acquired two fully operational golf courses, three custom home lots, and two 1-acre commercial plots.

As of April 1, 2014, we owned and controlled 99 communities containing 10,095 lots in various stages of development located throughout Austin and San Antonio, Texas, Denver, Colorado Springs and Fort Collins, Colorado and Las Vegas, Nevada. We seek to maximize our return on capital and reduce our risk exposure associated with holding land inventories by developing projects with targeted life cycles of approximately 24 to 36 months from the beginning of construction of the first home to close out of the community, plus an additional one to two years if necessary for the entitlement and development of land, based upon projected volumes.

In May 2014, we completed a private offering of $200 million in aggregate principal amount of senior unsecured notes due 2022, which carry a coupon of 6.875%, where we received net proceeds of approximately $195 million (which we refer to as our “May 2014 senior notes offering”). Our ability to access the capital markets has been instrumental to our growth trajectory, and we intend to continue to selectively take advantage of our low cost of capital in order to fund our growth.

Market Opportunity

National Housing Market

The U.S. housing market continues to improve from the cyclical low points reached during the 2008-2009 national recession. Between the 2005 market peak and 2011, single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau (which we refer to as the “Census Bureau”), and median home prices declined 34%, as measured by the CoreLogic Case-Shiller Index. In 2012, some U.S. markets showed early indications of recovery as a result of an improving macroeconomic backdrop and strong housing affordability. According to the Census Bureau, single-family homebuilding permits reached a cyclical low at approximately 419,000 units in 2011 before increasing by 24% to approximately 519,000 in 2012. Single-family permits rose by another 18% to approximately 610,000 in 2013. The single-family median resale home price decreased 5% year-over-year in 2011 followed by a 7% increase in 2012 and 11% increase in 2013, according to data compiled by the National Association of Realtors, which is influenced by the mix of homes sold. Growth in new home sales outpaced growth in existing home sales from 2011 through 2013, increasing 40% versus 19% for existing homes.

Strong housing markets have historically been associated with favorable affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, low mortgage rates, increases in renters that qualify as homebuyers and locally based dynamics such as higher housing demand relative to housing supply. Many markets across the United States are experiencing a number of these positive trends. Relative to long-term historical averages, the U.S. economy is creating more jobs than homebuilding permits issued and the inventory of resale and new unsold homes is low compared to recent periods.

Despite recent momentum, the U.S. housing market has not fully recovered from the 2008-2009 recession as consumer confidence remains below average levels, mortgage underwriting standards have tightened and the number of delinquent mortgages remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

JBREC believes the outlook for the overall national housing market is favorable as a result of several factors. Demand is strong; the number of adults finding employment is exceeding new home supply by a ratio of 2.4 to 1. Supply is low; resale inventory is below the historical average months of supply, new home inventory is near an all-time low and new construction is below historical averages. Affordability is favorable nationally; with historically low interest rates, and home prices in many markets are back to levels last seen in 2003. JBREC forecasts that the excesses of the recent downturn will clear and that home prices and construction will increase for the foreseeable future.

Denver, Colorado

The housing fundamentals in the Denver Metropolitan Statistical Area (which we refer to as an “MSA”) continue to improve from extremely weak levels experienced in 2008 and 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The improvement is due to the combination of significantly improved demand fundamentals, as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. As housing prices and mortgage rates have increased in relation to average household income since the market downturn of 2008 and 2009, by June 2013, affordability (according to JBREC’s Affordability Index™, which compares the monthly costs of owning the median-priced home with the median household income for the area) returned to Denver’s long-term average dating back to 1981, although affordability is expected to weaken from 2014 to 2016 due to rising home prices and mortgage rates.

Denver’s job growth resumed in 2011 and continued through 2013. Homebuilding permits in the Denver MSA are forecasted to more than quadruple by 2016 from their trough level in 2009. Existing home sales activity increased by 21% in 2013 and is expected to remain steady through 2016. New home sales activity also improved in 2012 and 2013 and JBREC expects further gains during 2014. Denver builders are benefitting from the very limited existing home sales and new home inventory, which is driving traffic to new home communities and presenting builders with some pricing power, although affordability is expected to worsen through 2016 as rising mortgage rates and home prices take their toll.

Austin, Texas and Other Texas Metropolitan Areas

The Texas region fared better than others during the recession and housing correction. The region offers an affordable cost of living and doing business, which is supported by a desirable tax environment. Population growth, boosted by migration, is expected to support housing demand as residents come to pursue economic opportunities.

Specifically, the housing fundamentals in the Austin MSA are strong; job growth is better than the national average; resale and new home inventory are low; and sales activity has risen, even as affordability fundamentals weakened in 2013 as a result of rising home prices and mortgage rates.

Las Vegas, Nevada

The housing fundamentals in the Las Vegas MSA are much improved from extremely weak levels from 2006 through 2011 due to significantly better demand as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. Affordability remains very good compared to Las Vegas’ historical median dating back to 1981. JBREC forecasts that homebuilding permit activity in the Las Vegas metropolitan area will triple by 2016 from its trough level in 2009, spurred by solid household growth. Although Las Vegas’ economy remains largely dependent on the leisure & hospitality industry, the Las Vegas economy is becoming more diversified with the largest year-over-year job growth coming from the Trade, Transportation & Utilities industry. New home sales activity grew by 34% and 37% in 2012 and 2013, respectively, and JBREC expects further new home sales activity gains through 2016. The Burns Home Value Index™ indicates a 26.9% year-over-year increase in Las Vegas home values in the 12 months ending December 2013, and home values are expected to increase at more moderate rates through 2016. Overall, Las Vegas builders are benefitting from much healthier resale and new home inventory, renewed employment growth, and historically great affordability.

For a more detailed review of each of our markets, see “Market Opportunity.”

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Cycle-Tested Management Team

We have a successful track record of managing and growing the Company through various economic cycles and have achieved profitability every year since our inception, even in down markets. Our senior management team, comprised of Dale Francescon, Robert Francescon, David Messenger, Kenneth Rabel, Steven Hayes and Don Boettcher, has experience in all aspects of homebuilding. This experience includes land acquisition and development, entitlements, the acquisition, development, construction, marketing, sale and management of an array of residential projects, such as single-family homes, townhomes, condominiums and apartments, and the acquisition and integration of homebuilding companies, in a variety of markets at both public and private companies. Our Co-Chief Executive Officers, Dale Francescon and Robert Francescon, have successfully managed the Company through 11 consecutive profitable years in various economic cycles, including down cycles when certain of our competitors struggled or exited the business.

Proven and Profitable Business Model

We have a profitable and efficient operating platform that positions us to take advantage of opportunities in the housing industry in both thriving and down markets. We consider our homebuilding peers in the United States to be TRI Pointe Homes, Inc., William Lyon Homes, M/I Homes, Inc., Standard Pacific Corp., M.D.C. Holdings, Inc., Hovnanian Enterprises, Inc. and Beazer Homes USA, Inc., and we are among a select few of these homebuilding peers to be profitable in every year since our founding in 2002, including during the 2008-2009 recession and the distressed economic period that followed. In addition, since 2008, our revenues have approximately tripled. We believe that our management approach, which balances a decentralized local market expertise with a centralized executive management focusing on maximizing efficiencies, supports our strong margins and profitability. To maintain our consistent profitability over the long term, we employ a well-developed land acquisition strategy and strive to control costs through a stringent process of setting realistic budgets and expectations, monitoring and evaluating them throughout the lifecycle of each project, and making any necessary adjustments to correct deviations going forward. This strategy has resulted in 2013 gross margins at the top quartile of our public homebuilding peer group.

Attractive Land Positions in Core Markets

We continue to benefit from a sizeable and well-located existing land inventory. We believe that we have strong land positions strategically located within each of our six core markets with a heavy emphasis on in-fill locations, which are new developments on vacant or undeveloped land within existing communities and cities, and master planned communities. We select communities with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these homebuilding locations represent what we believe to be attractive opportunities for long-term growth. We believe our land assets also have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities. Given that we expect an increase in our sales pace, we project that our currently owned and controlled land supply will generate closings through 2018.

Land Sourcing and Evaluation Capabilities

We believe our key personnel’s extensive experience and relationships and strong reputation with other market participants provide us with a significant competitive advantage in being able to efficiently source, entitle and close on land. Our key personnel have developed significant collaborative relationships with land sellers, developers, contractors, lenders, brokers and investors throughout the Western United States over the last 25 years. As illustrated by our recent entry into Austin, Texas, and Las Vegas, Nevada, these relationships provide us with opportunities to obtain the “first look” at, or early access to, quality land opportunities in our target markets as well as better understand the markets we plan to enter in the future.

In addition, our land evaluation process is meant to reduce development and market cycle risk and involves reviewing the status of entitlements and other governmental processing, preparing detailed budgets for all cost categories, completing environmental reviews and third-party market studies, and engaging architects and consultants to review our proposed acquisitions and design our homes and communities. In addition, because we efficiently perform preliminary due diligence on land parcels prior to committing to an acquisition, we believe we have developed a reputation as a buyer who can act quickly and decisively, which has created significant opportunities for us in our core markets. We believe that this reputation will carry over as we expand our business into additional markets.

Disciplined Investment Approach

We have been able to maximize value over the long-term and therefore operate our business to mitigate risks from downturns in the market and to position ourselves to capitalize on upturns in the market by controlling costs, maintaining a solid balance sheet and ensuring an overall strategic focus that is informed by national, regional and local market trends. Our management team has gained significant operating expertise, including managing components of much larger public homebuilders, through many varied economic cycles. The perspective gained from these experiences has helped shape the strict discipline and hands-on approach with which the Company is managed. Our management team has learned to effectively evaluate the market, and we believe that we react quickly, calmly and rationally to changes.

Superior Product Design

We are a builder with a wide variety of product lines that enable us to meet the specific needs of each of our targeted buyer profiles, which we believe provides us with a balanced portfolio and an opportunity to increase market share and maximize profitability. We have demonstrated expertise in effectively building homes across product offerings from entry-level through first-time and second-time move-up and even move-down housing. We devote significant time to researching and designing our homes to better meet the needs of our buyers through the use of architects, consultants and homeowner focus groups for all levels and price points in our target markets. We believe our diversified product strategy enables us to better serve a wide range of buyers, adapt quickly to changing market conditions, and optimize performance and returns while strategically reducing portfolio risk. By providing a more customized product mix of varying lot sizes, product types, and amenities in our communities, and addressing underserved segments, we believe we can accelerate the absorption of our subdivisions, maximize profitability and earn attractive returns for our stockholders.

See “Our Business—Our Competitive Strengths” for a more detailed discussion of our competitive strengths.

Our Business Strategy

Our business strategy is focused on land acquisition and development, entitlements, and the acquisition, development, construction, marketing, sale and management of single-family detached and attached homes in major metropolitan markets, including in Colorado, Texas, Nevada, and our planned entry into other markets in the Western United States.

Our business strategy is driven by the following:

Acquire Land Opportunistically and Leverage Development Expertise

Our ability to identify, acquire and, if necessary, develop land in desirable locations and on favorable terms is the hallmark of our success. The core of our business plan is to secure land strategically, based on our understanding of population growth patterns, entitlement restrictions and infrastructure development. We do not speculate with respect to our land acquisitions, and we usually acquire land at various stages of development to place into our production cycle. Our land acquisition strategy focuses on finished lots as well as the development of entitled parcels that we can build homes on within approximately 24 to 36 months from the beginning of construction of the first home to close out of the community, plus an additional one to two years, if necessary, for the entitlement and development of land, in order to reduce development and market cycle risk while maintaining an inventory of owned lots and lots under land option contracts sufficient for the construction of homes in our business plan. While we focus on purchasing finished lots that generate an acceptable level of return, we will enter into land purchase contracts for undeveloped and, on occasion, unentitled land, which purchase contracts would include contingencies conditioning our obligation to purchase the land on our successful entitlement of such property. In so doing, we believe we are able to obtain better pricing on such unfinished and, on occasion, unentitled land, while mitigating risks associated with the entitlement process by including applicable contingencies in the land purchase contract.

Disciplined Management of Land Supply

Our approach to land supply management has historically been to acquire land that has attractive characteristics, including good access to schools, shopping, recreation and transportation facilities. In connection with our overall land inventory management process, our management team reviews those considerations, as well as other financial metrics, in order to decide the highest and best use of our current and prospective land assets. Historically, land dispositions have not had a material effect on our overall results of operations, but may impact overall margins. In an effort to minimize our exposure to market cycle risk, our strategy is to focus on developed lots or the development of entitled parcels that can be sold out within 24 to 36 months after the start of home construction. Assuming that the number of homes we sold in 2013 on a pro forma basis, giving effect to the LVLH Acquisition, is representative of our closing rates generally, we believe we have over 12 years of land supply.

Provide Superior Quality and Homeowner Experience and Service

Our core operating philosophy is to provide a positive, memorable experience to our homeowners through active engagement in the building process, and providing our customers with customization options to suit their lifestyle needs, and enhancing communication, knowledge and satisfaction. We engineer our homes for energy-efficiency, which is aimed at reducing the impact on the environment and lowering energy costs to our homebuyers; as part of these efforts, we offer homebuyers environmentally friendly alternatives, such as the ability to utilize solar power to supplement a home’s energy needs.

We seek to maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design and floor plans, emphasize energy efficiency, and are situated in premium locations. Our competitive edge in the selling process focuses on the home’s features, design and available customizing options. We believe that our homes generally offer higher quality and more distinctive designs within a defined price range or category than those built by our competitors.

Expand into New and Complementary Markets

We intend to explore expansion opportunities in other parts of the Western United States. Our strategy in this regard will be to expand first into similar market niches in areas where we perceive an ability to exploit a competitive advantage. The expansion may be effected through either organic growth or acquisitions of homebuilders operating in those new markets. We recently completed the Jimmy Jacobs Acquisition in Austin, Texas, and the LVLH Acquisition in Las Vegas, Nevada, and we have further expansion planned into these and other major metropolitan areas in the Western United States. We initially chose to focus on the Denver, Colorado Springs and Fort Collins markets in Colorado because we viewed such metropolitan areas as having unique demographic features, including higher than average anticipated growth in population and income. Likewise, we believe that Texas was less severely affected than other U.S. states by the recent economic downturn and that Texas, Nevada and California will experience above average population and personal income growth in the future.

Utilize Prudent Leverage

We intend to employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flow from continuing operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we have employed and expect to employ prudent leverage levels to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we are and expect to remain conservatively capitalized.

Focus on Efficient Operations

In connection with all of our projects, we strive to control costs through a stringent budget plan. We start by preparing a detailed budget for all cost categories as part of our due diligence. We closely monitor the budget throughout the process by continuing to revisit and update the budget on an ongoing basis. Virtually all components of our homes are provided by subcontractors. Much effort is expended to assure that scopes of work are complete and inclusive. Contract variances and extras are closely scrutinized for appropriateness. At the sale and closing of each home in a project, we compare the estimated and final margin of that house with the most recent budget to determine any negative variances so that we can adjust in order to better control costs on future homes in the project. We believe our disciplined process of setting realistic budgets and expectations, monitoring and evaluating them, and making any necessary adjustments to correct deviations going forward enables us to prudently control our costs.

Drive Revenue by Opening New Communities From Existing Land Supply

We intend to capitalize on our existing land supply, which we believe is sufficient to supply home closings through 2018 and which will provide us with the opportunity to increase our average annual active community count. As of April 1, 2014, we had 99 communities, of which 26 were actively selling. We expect to open 22 new communities through December 31, 2014, and anticipate ending the year with approximately 48 active selling communities, representing an estimated 84% net increase from our 26 active selling communities as of April 1,

2014. Additionally, as of April 1, 2014, we owned and controlled approximately 10,095 lots in various stages of development. 3,707 of these lots were finished or partially developed and another 2,364 were already entitled for residential construction. Assuming that the number of homes we sold in 2013 on a pro forma basis, giving effect to the LVLH Acquisition, is representative of our closing rates generally, we believe we have over 12 years of land supply.

Adhere to Our Core Operating Principles to Drive Consistent Long-Term Performance

We seek to maximize shareholder value over the long-term, and therefore operate our business to mitigate risks from market downturns and position ourselves to capitalize on market upturns. This management approach includes the following elements:

•	leveraging our management team’s significant experience, extensive relationships and strong reputation with local market participants to operate and grow our business;

•	balancing decentralized, local, day-to-day decision-making responsibility with centralized corporate oversight;

•	centralizing management approval of all land acquisitions and dispositions through an asset management committee that operates under stringent underwriting requirements;

•	ensuring all team members understand the organization’s strategy and the goals of the business and have the tools to contribute to our success;

•	attracting and retaining top talent through a culture in which team members are encouraged to contribute to our success and are given the opportunity to recognize their full potential; and

•	maintaining a performance-based corporate culture committed to the highest standards of integrity, ethics and professionalism.

Our Products

We offer a wide range of high-quality homes to consumers in our markets, ranging from entry-level and move-down homes (typically single-family attached homes from 1,000 to 2,500 square feet) to first- and second move-up homes (typically single-family detached homes from 2,000 to in excess of 4,000 square feet). We strive to maintain appropriate consumer product and price level diversification. We target what we believe to be the most profitable consumer groups for each of our locations while attempting to diversify so that our land portfolio is not overly concentrated in any one group. Our ability to build at multiple price points enables us to adjust readily to changing consumer preferences and affordability. We generally market our homes to entry-level and first- and second-time move-up buyers through targeted product offerings in each of the communities in which we operate.

We have developed and integrated into our communities a number of home designs with features such as outdoor living spaces, one-story living and first floor master bedroom suites to appeal to universal design needs, as well as recreational amenities such as golf courses, pool complexes, country clubs and recreation centers. See “Our Business—Our Products” for a more detailed discussion of our products.

Description of Owned and Controlled Communities

The following table and maps present project information relating to our owned and controlled communities (including lots under contract and non-binding letters of intent) as of April 1, 2014. Owned communities are those to which we hold title, while controlled communities are those that we have the contractual right to acquire but do not currently own (including 726 lots under non-binding letters of intent). In total, as of April 1, 2014, we owned and controlled 99 communities containing 10,095 lots. Of these, the controlled communities consisted of total contracts outstanding to acquire 4,714 lots in 28 communities for aggregate acquisition consideration of $153.2 million. In addition, as of April 1, 2014, we had outstanding option contracts for 435 lots, totaling $27.8 million. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related non-refundable cash deposits. As of April 1, 2014, we had $4.3 million of non-refundable cash deposits pertaining to land option contracts.

Summary of Owned and Controlled Communities

As of April 1, 2014

Market	Communities	Lots Owned	Lots Controlled(1)	Total Lots Owned/ Controlled(1)	Product Type(2)
Austin, TX	20	161	1,544	1,705	SFD
Colorado Springs, CO	9	305	182	487	SFA/SFD
Denver, CO	49	2,443	1,713	4,156	SFA/SFD
Las Vegas, NV	9	1,849	—	1,849	SFD
Northern Colorado	6	142	507	649	SFD
San Antonio, TX	6	6	1,243	1,249	SFD

Total	99	4,906	5,189	10,095

(1)	Includes 726 lots that are under non-binding letters of intent.
(2)	Product type SFA and SFD denote Single Family Attached and Single Family Detached, respectively.

Century Communities' Key Lot Positions as of April 1, 2014

North Colorado
(649 lots)
Denver
(4,156 lots)
Colorado Springs
(487 lots)
5,292 Lots
Austin
(1,705 lots)
San Antonio
(1,249 lots)
2,954 Lots
LasVegas
(1,849 lots)
1,849 Lots
Low Concentration
Medium Concentration
High Concentration

Selling Stockholders

Pursuant to, and subject to the terms and conditions of, the registration rights agreement we entered into in connection with our May 2013 private offering and private placement, investors who purchased shares of our common stock in our May 2013 private offering and private placement and their respective transferees have the right to sell their shares of common stock in this offering, subject to customary terms and conditions, including underwriter cutback rights. We are including              shares of our common stock in this offering to be sold by the selling stockholders.

Summary Risk Factors

An investment in the shares of our common stock involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under “Risk Factors” in this prospectus before investing in our common stock.

•	Adverse changes in general economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.

•	Our long-term growth depends upon our ability to successfully identify and acquire desirable land parcels for residential build-out.

•	If homebuyers are not able to obtain suitable financing, our results of operations may decline.

•	Difficulty in obtaining sufficient capital could result in an inability to acquire land for our developments or increased costs and delays in the completion of development projects.

•	Our operating performance is subject to risks associated with the real estate industry.

•	Failure to manage land acquisitions and development and construction processes could result in significant cost overruns or errors in valuing sites.

•	We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.

•	We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements available to emerging growth companies, our common stock may be less attractive to investors.

•	There is currently no public market for shares of our common stock, a trading market for our common stock may never develop following this offering, and our common stock prices may be volatile and could decline substantially following this offering.

Corporate Information

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the DGCL on April 30, 2013. Our principal executive offices are located at 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111. Our main telephone number is (303) 770-8300. Our internet website is www.centurycommunities.com. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, among other matters:

•	an exemption to provide fewer years of financial statements and other financial data in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting;

•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. Our decision to opt out of this exemption is irrevocable.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

We will remain an “emerging growth company” until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Recent Developments

LVLH Acquisition

On April 1, 2014, we completed the LVLH Acquisition, in which one of our wholly-owned subsidiaries, Century Communities of Nevada, LLC, purchased substantially all of the assets of LVLH for a purchase price of approximately $165 million. LVLH targeted first-time, second-time move-up, second home and active adult buyers, with home prices typically ranging from $215,000 to $500,000. The acquired assets consisted of 1,761 lots within five single-family communities in the greater Las Vegas, Nevada metropolitan area: Rhodes Ranch, Tuscany Village, Westmont, Sunset/Grand Canyon and Freeway 50. The 1,761 lots include 57 homes in backlog, 17 model homes and three custom lots. In addition, we acquired two fully operational golf courses, three custom home lots, and two 1-acre commercial plots. At the time of the LVLH acquisition, LVLH was actively selling homes in three of these communities, as described below:

Rhodes Ranch. Rhodes Ranch is a single-family master planned residential golf course community in Southwest Las Vegas. It is a phased development with estimated completion in the first half of 2018. Rhodes Ranch targets first-time and second-time move-up buyers as well as second home and active adult buyers. Community amenities include landscaped open areas, a recreation center, a water park, walking trails, parks, private streets and guard-gated entries. It also includes Rhodes Ranch Golf Club, an 18-hole Championship public golf course located within the community.

Tuscany Village. Tuscany Village is a single-family master planned residential golf course community in Henderson, Nevada that targets first-time and second-time move-up buyers as well as second home and active adult buyers. The community includes amenities such as landscaped open areas, walking trails, parks, a recreation center, private streets and guard-gated entry. It also includes Tuscany Village Golf Club, an 18-hole Championship public golf course located within the community.

Westmont. Westmont is a single-family residential community in Southwest Las Vegas. Westmont targets first-time buyers and is located one block from an elementary school, adjacent to Red Ridge Park, near a water park, retail areas and hospitals, and has easy access to Fort Apache Road, a main arterial road running through West Las Vegas.

For the year ended December 31, 2013, LVLH completed 256 closings with an average selling price of $290,049, earning revenue from home sales of $74.3 million and gross profit from home and land sales of $29.0 million.

Issuance of $200 Million in Aggregate Principal Amount of Senior Unsecured Notes

In May 2014, we completed a private offering of $200 million in aggregate principal amount of senior unsecured notes due 2022 in reliance on Rule 144A and Regulation S under the Securities Act, where we received net proceeds of approximately $195 million (which we refer to as our “May 2014 senior notes offering”). The notes carry a coupon of 6.875% per annum and were issued at a price equal to 99.239% of their principal amount. We used a portion of the net proceeds from the May 2014 senior notes offering for the repayment of the outstanding balance including accrued interest of $99.2 million under our revolving credit facility, and we intend to use the remainder of the net proceeds for the acquisition and development of land and, to the extent not used for the acquisition and development of land, for general corporate purposes, including development, home construction and other related purposes.

Potential New Senior Unsecured Revolving Credit Facility

Homebuilding is capital intensive and we are mindful of potential short-term, or seasonal, requirements for enhanced liquidity that may arise in connection with our business. To meet our liquidity needs, in May 2014, we entered into a non-binding term sheet for a new senior unsecured revolving credit facility, which is expected to provide for up to $125 million of borrowing capacity, subject to borrowing base availability. Although we are in negotiations regarding such a credit facility, there can be no assurances that we will enter into such facility on the terms described herein or at all.

The Offering

Common Stock Offered by Us	shares

Common Stock Offered by the Selling Stockholders	shares

Common Stock to be Outstanding Immediately After this Offering	shares(1)

Over-Allotment Option	We have granted to the underwriters an option to purchase up to additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ million (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus), or approximately $ million if the underwriters exercise in full their over-allotment option to purchase up to additional shares of our common stock, after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $ million payable by us.

We intend to use the net proceeds of this offering primarily for the acquisition and development of land, including $ million for lots currently under contract, $ million for lots under non-binding letters of intent, and approximately $ million for estimated development costs. Additionally, to the extent not used for the acquisition of land, we may also use net proceeds for development, home construction and other related purposes. Should the underwriters exercise their over-allotment option to purchase up to additional shares of our common stock, all of the resulting net proceeds to us will be used as described above in this paragraph. See “Use of Proceeds.”

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

Dividend Policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our business. The determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. See “Dividend Policy.”

New York Stock Exchange Symbol	We have applied to list the shares of our common stock on the New York Stock Exchange under the symbol “CCS.”

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 21.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock.

(1)	The number of shares of common stock to be outstanding immediately after this offering (i) includes 377,587 shares of restricted stock granted under our First Amended & Restated 2013 Long-Term Incentive Plan (which we refer to as our “2013 Long-Term Incentive Plan”); and (ii) excludes (a) 1,468,413 shares of our common stock reserved for future issuance in connection with awards under our 2013 Long-Term Incentive Plan immediately following the completion of this offering; and (b) up to shares of our common stock issuable upon the exercise in full by the underwriters of their over-allotment option.

Summary of Selected Financial Data

The following sets forth our summary of selected financial and operating data on a historical and pro forma basis. You should read the following summary of selected financial data in conjunction with our consolidated historical financial statements, our unaudited pro forma condensed consolidated financial statements, and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

As more fully discussed under “Our Business—Our Company—Recent Developments,” we recently completed the LVLH Acquisition, whereby we purchased substantially all of the assets of Las Vegas Land Holdings, LLC and its subsidiaries (which we refer to collectively as, “LVLH”). The unaudited pro forma condensed consolidated financial information set forth below has been prepared to reflect adjustments to our historical financial information that are (1) directly attributable to the LVLH Acquisition, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed consolidated statements of operations information, expected to have a continuing impact on our results. The unaudited pro forma condensed consolidated statements of operations information does not include non-recurring items, including, but not limited to, acquisition-related legal and advisory fees. The unaudited pro forma condensed consolidated financial information reflects the impact of:

•	the LVLH Acquisition; and

•	other adjustments described in the explanatory notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated statements of operations information gives effect to the LVLH Acquisition as if it had occurred as of January 1, 2013. The unaudited pro forma condensed consolidated balance sheet information gives effect to the LVLH Acquisition as if it had occurred on March 31, 2014.

Our historical consolidated balance sheet information as of December 31, 2013 and consolidated statement of operations information for the year ended December 31, 2013 have been derived from the historical consolidated financial statements audited by Ernst & Young, LLP, independent registered public accounting firm, whose report with respect thereto is included elsewhere in this prospectus.

Our historical consolidated balance sheet information as of December 31, 2012 and consolidated statement of operations information for the year ended December 31, 2012 have been derived from the historical consolidated financial statements audited by BKD, LLP, independent registered public accounting firm, whose report with respect thereto is included elsewhere in this prospectus.

The historical consolidated balance sheet information of Las Vegas Land Holdings, LLC as of December 31, 2013 and consolidated statement of operations information and consolidated statement of members’ equity information for the year ended December 31, 2013 used in the preparation of the unaudited pro forma condensed consolidated statements of operations information and unaudited pro forma condensed consolidated balance sheet information have been derived from the historical consolidated financial statements of Las Vegas Land Holdings, LLC audited by BDO USA, LLP, independent certified public accountants, whose report with respect thereto is included elsewhere in this prospectus.

The historical condensed consolidated interim balance sheet information of Las Vegas Land Holdings, LLC as of March 31, 2014 and condensed consolidated interim statement of operations information for the three months ended March 31, 2014 used in the preparation of the unaudited pro forma condensed consolidated statements of operations information and unaudited pro forma condensed consolidated balance sheet information have been derived from the historical condensed consolidated interim financial statements of Las Vegas Land Holdings, LLC.

	Three Months Ended March 31,			Year Ended December 31,
(dollars in thousands, except as noted under Other Operating Information)	Pro Forma(1) 2014	2014	2013	Pro Forma(1) 2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated Statement of Operations Data:
Home sales revenues	$64,643	$49,671	$24,717	$245,386	$171,133	$96,030
Land sale revenues	233	—	—	1,272	—	—

Total home and land sale revenues	64,876	49,671	24,717	246,658	171,133	96,030
Cost of home sale revenues	48,086	37,274	18,499	186,896	129,651	75,448
Cost of land sale revenues	117	—	—	593	—	—

Total cost of home and land sale revenues	48,203	37,274	18,499	187,489	129,651	75,448

Gross margin from home and land sales	16,673	12,397	6,218	59,169	41,482	20,582
Golf course and other revenue	2,404	—	—	8,172	—	—
Cost of golf course and other revenue	1,690	—	—	8,271	—	—

Gross margin from golf course and other revenue	714	—	—	(99)	—	—

Selling general and administrative	9,815	7,003	3,276	33,951	23,622	13,496

Operating income	7,572	5,394	2,942	25,119	17,860	7,086

Other income (expense)	(318)	(198)	85	(203)	213	353

Income before tax expense	7,254	5,196	3,027	24,916	18,073	7,439

Income tax expense	2,539	1,828	—	7,410	5,015	—
Deferred taxes on conversion to a corporation	—	—	—	627	627	—

Consolidated net income	4,715	3,368	3,027	16,879	12,431	7,439

Net income attributable to the noncontrolling interests	—	—	52	52	52	1,301

Income attributable to common stockholders	$4,715	$3,368	$2,975	$16,827	$12,379	$6,138

Basic and diluted earnings per share	$0.27	$0.20		$1.30	$0.95

Select Balance Sheet Data (end of period):
Cash and cash equivalents	$20,134	$185,134	$7,165	$43,998	$109,998	$7,897
Inventories	335,273	197,104	87,039	343,169	184,072	77,305
Total assets	415,557	410,073	100,242	418,319	312,639	90,673
Total debt	102,000	100,500	52,051	102,195	1,500	33,206
Total liabilities	140,337	134,853	73,828	146,763	41,083	66,112
Total equity	275,220	275,220	26,414	271,556	271,556	24,561

Other Financial Data:
EBITDA(2)	$8,292	$5,755	$3,387	$29,321	$20,531	$9,064
EBITDA margin	12.8%	11.6%	13.7%	11.9%	12.0%	9.4%
Adjusted EBITDA(2)	$9,599	$6,446	$3,387	$31,231	$21,639	$9,064

	Three Months Ended March 31,			Year Ended December 31,
(dollars in thousands, except as noted under Other Operating Information)	Pro Forma(1) 2014	2014	2013	Pro Forma(1) 2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Other Operating Information:
Number of homes delivered	177	128	79	704	448	336
Average sales price of homes delivered (actual; not in thousands)	$365,215	$388,055	$312,873	$345,560	$381,994	$285,802
Cancellation rates	14%	15%	21%	15%	20%	17%
Backlog at end of period, number of homes	313	256	190	278	222	148
Backlog at end of period, aggregate sales value (in thousands)	$139,769	$122,321	$72,027	$120,009	$103,250	$51,562
Net new home orders	211	161	121	778	517	415
Average selling communities	26	23	15	22	19	13

(1)	For information regarding the unaudited pro forma information reflecting the LVLH Acquisition, see the unaudited pro forma financial statements beginning on Page F-58.
(2)	EBITDA represents net income attributable to Century Communities, Inc. before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. These adjustments are itemized below. We believe that the presentation of EBITDA and Adjusted EBITDA included in this offering memorandum provides useful information to investors with which to analyze our operating trends and performance. In addition, we believe that EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present EBITDA and Adjusted EBITDA measures when reporting their results. EBITDA and Adjusted EBITDA are not measurements of financial performance under United States generally accepted accounting principles (which we refer to as “GAAP”) and should not be considered as an alternative to net income as a measure of performance or to net cash flows provided by (used in) operations as a measure of liquidity.

A reconciliation of net income to EBITDA and Adjusted EBITDA for the periods presented is as follows:

	Three Months Ended March 31,			Year Ended December 31,
(dollars in thousands)	Pro Forma 2014	2014	2013	Pro Forma 2013	2013	2012
Net income	$4,715	$3,368	$3,027	$16,827	$12,431	$7,439
Income tax expense	2,539	1,828	—	7,410	5,015	—
Deferred taxes on conversion to a corporation	—	—	—	627	627	—
Interest amortized to cost of homes closing	164	76	288	1,906	1,521	1,429
Interest expense	34	—	—	158	—	—
Depreciation and amortization	840	483	72	2,393	937	196

EBITDA	$8,292	$5,755	$3,387	$29,321	$20,531	$9,064
Non-cash compensation expenses	296	296	—	735	735	—
Non-recurring expenses	1,011	395	—	1,175	373	—

Adjusted EBITDA	$9,599	$6,446	$3,387	$31,231	$21,639	$9,064

In addition, other companies may define EBITDA and Adjusted EBITDA differently and, as a result, our measures of EBITDA and Adjusted EBITDA may not be directly comparable to EBITDA or Adjusted EBITDA of other companies. Furthermore, each of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our provision for income taxes, which may vary significantly from period to period;

•	non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating ongoing operating performance for a particular period;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

RISK FACTORS

An investment in our common stock involves a high degree of risk and should be considered highly speculative. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the trading price of our common stock could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Concerning Forward-Looking Statements.”

Risks Related to Our Business

Adverse changes in general economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.

The residential homebuilding industry is cyclical and is highly sensitive to changes in local and general economic conditions that are outside our control, including:

•	the availability of financing for acquisitions;

•	the availability of construction and permanent mortgages;

•	the supply of developable land in our markets;

•	consumer confidence and income generally and the confidence and income of potential homebuyers in particular;

•	levels of employment, job and personal income growth and household debt-to-income levels;

•	the availability of financing for homebuyers;

•	private and federal mortgage financing programs and federal, state, and provincial regulation of lending practices;

•	short- and long-term interest rates;

•	federal and state income tax provisions, including provisions for the deduction of mortgage interest payments;

•	real estate taxes;

•	inflation;

•	the ability of existing homeowners to sell their existing homes at prices that are acceptable to them;

•	housing demand from population growth and demographic changes (including immigration levels and trends in urban and suburban migration);

•	the supply of new or existing homes and other housing alternatives, such as apartments and other residential rental property; and

•	U.S. and global financial system and credit markets, including stock market and credit market volatility.

Economic conditions in the U.S. housing market continue to be characterized by levels of uncertainty. Since early 2006, the U.S. housing market has been negatively impacted by declining consumer confidence, restrictive mortgage standards and large supplies of foreclosures, resales and new homes, among other factors. When combined with a prolonged economic downturn, high unemployment levels, increases in the rate of inflation and uncertainty in the U.S. economy, these conditions have contributed to decreased demand for housing, declining sales prices and increasing pricing pressure. In the event that these economic and business trends continue or decline further, we could experience declines in the market value of our inventory and demand for our homes, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

The health of the residential homebuilding industry may also be significantly affected by “shadow inventory” levels. “Shadow inventory” refers to the number of homes with a mortgage that are in some form of distress but that have not yet been listed for sale. Shadow inventory can occur when lenders put properties that have been foreclosed or forfeited to lenders on the market gradually, rather than all at once, or delay the foreclosure process. They may choose to do so because of regulations and foreclosure moratoriums, because of the additional costs and resources required to process and sell foreclosed properties, or because they want to avoid depressing housing prices further by putting many distressed properties up for sale at the same time. A significant shadow inventory in our markets could, were it to be released into our markets, adversely impact home prices and demand for our homes, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

In addition, an important segment of our customer base consists of first-time and second-time move-up buyers, who often purchase homes subject to contingencies related to the sale of their existing homes. The difficulties facing these buyers in selling their homes during recessionary periods may adversely affect our sales. Moreover, during such periods, we may need to reduce our sales prices and offer greater incentives to buyers to compete for sales that may result in reduced margins.

Our long-term growth depends upon our ability to successfully identify and acquire desirable land parcels for residential build-out.

Our future growth depends upon our ability to successfully identify and acquire attractive land parcels for development of our single-family homes at reasonable prices and with terms that meet our underwriting criteria. Our ability to acquire land parcels for new single-family homes may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of single-family homes is limited because of these factors, or for any other reason, our ability to grow could be significantly limited, and the number of homes that we build and sell could decline. Additionally, our ability to begin new projects could be impacted if we elect not to purchase land parcels under option contracts. To the extent that we are unable to purchase land parcels timely or enter into new contracts for the purchase of land parcels at reasonable prices, our home sales revenue and results of operations could be negatively impacted.

Our geographic concentration could materially and adversely affect us if the homebuilding industry in our current markets should decline.

Our business strategy is focused on the design, construction and sale of single-family detached and attached homes in the major metropolitan markets of Denver, Colorado Springs, and Fort Collins in Colorado, as well as our continued expansion into Texas and Nevada and planned entry into other markets in the Western United States. Because our operations are concentrated in these areas, a prolonged economic downturn in one or more of these areas, particularly within Colorado, Nevada or Texas, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations, and a disproportionately greater impact on us than other homebuilders with more diversified operations. For the fiscal year ended December 31, 2012, we generated all of our revenues from our real estate inventory in Colorado, and for the year ended December 31, 2013, we generated 88% and 12% of our revenues from our real estate inventory in Colorado and Texas, respectively. For the three months ended March 31, 2014, we generated 72% and 28% of our revenue from our real estate inventory in Colorado and Texas, respectively.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us.

In the United States, the unemployment rate was 6.7% as of the end of March 2014, according to the U.S. Bureau of Labor Statistics (which we refer to as the “BLS”). People who are not employed, are underemployed or are concerned about the loss of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale.

If homebuyers are not able to obtain suitable financing, our results of operations may decline.

A substantial majority of our homebuyers finance their home purchases through lenders that provide mortgage financing. The availability of mortgage credit remains constrained in the United States, due in part to lower mortgage valuations on properties, various regulatory changes, and lower risk appetite by lenders, with many lenders requiring increased levels of financial qualification, lending lower multiples of income and requiring greater deposits. First-time homebuyers are generally more affected by the availability of financing than other potential homebuyers. These buyers are an important source of our demand. A limited availability of home mortgage financing may adversely affect the volume of our home sales and the sales prices we achieve in the United States.

During the recent past, the mortgage lending industry in the United States has experienced significant instability, beginning with increased defaults on subprime loans and other nonconforming loans and compounded by expectations of increasing interest payment requirements and further defaults. This in turn resulted in a decline in the market value of many mortgage loans and related securities. In response, lenders, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements have tightened, and investor demand for mortgage loans and mortgage-backed securities has declined. The deterioration in credit quality during the downturn had caused almost all lenders to stop offering subprime mortgages and most other loan products that were not eligible for sale to the Federal National Mortgage Association (which we refer to as “Fannie Mae”) or Freddie Mac, or loans that did not conform to Fannie Mae, Freddie Mac, Federal Housing Administration (which we refer to as the “FHA”) or Veterans Administration (which we refer to as the “VA”) requirements. Fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans may continue to make it more difficult for certain buyers to finance the purchase of our homes. These factors may reduce the pool of qualified homebuyers and make it more difficult to sell to first-time and move-up buyers who have historically made up a substantial part of our customers. Reductions in demand adversely affected our business and financial results during the downturn, and the duration and severity of some of their effects remain uncertain. The liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry has been very important to the housing market. These entities have required substantial injections of capital from the federal government and may require additional government support in the future. Several federal government officials have proposed changing the nature of the relationship between Fannie Mae and Freddie Mac and the federal government and even nationalizing or eliminating these entities entirely. If Fannie Mae and Freddie Mac were dissolved or if the federal government determined to stop providing liquidity support to the mortgage market, there would be a reduction in the availability of the financing provided by these institutions. Any such reduction would likely have an adverse effect on interest rates, mortgage availability and our sales of new homes. The FHA insures mortgage loans that generally have lower loan payment requirements and qualification standards compared to conventional guidelines, and as a result, continue to be a particularly important source for financing the sale of our homes. In recent years, lenders have taken a more conservative view of FHA guidelines causing significant tightening of borrower eligibility for approval. Availability of condominium financing and minimum credit score benchmarks has reduced opportunity for those purchasers. In the near future, further restrictions are expected on FHA-insured loans, including limitations on seller-paid closing costs and concessions. This or any other restriction may negatively affect the availability or affordability of FHA financing, which could adversely affect our potential homebuyers’ ability to secure adequate financing and, accordingly, our ability to sell homes in the United States. In addition, changes in federal and provincial regulatory and fiscal policies aimed at aiding the homebuying market (including a repeal of the home mortgage interest tax deduction) may also negatively affect potential homebuyers’ ability to purchase homes.

In January 2013, the Consumer Financial Protection Bureau (which we refer to as the “CFPB”) issued a final rule, effective January 10, 2014, to implement laws requiring mortgage lenders to consider the ability of consumers to repay home loans before extending them credit and imposing minimum qualifications for mortgage borrowers. Also in January 2013, the CFPB sought comments on related proposed rules that could modify the rules for certain narrowly-defined categories of lending programs. These regulations could make it more difficult for some potential buyers to finance home purchases.

Decreases in the availability of credit and increases in the cost of credit adversely affect the ability of homebuyers to obtain or service mortgage debt. Even if potential homebuyers do not themselves need mortgage financing, where potential homebuyers must sell their existing homes in order to buy a new home, increases in mortgage costs, lack of availability of mortgages and/or regulatory changes could prevent the buyers of potential homebuyers’ existing homes from obtaining a mortgage, which would result in our potential customers’ inability to buy a new home. Similar risks apply to those buyers who are awaiting delivery of their homes and are currently in backlog. The success of homebuilders depends on the ability of potential homebuyers to obtain mortgages for the purchase of homes. If our customers (or potential buyers of our customers’ existing homes) cannot obtain suitable financing, our sales and results of operations could be adversely affected, the price of our common stock may decline and you could lose a portion of your investment.

Interest rate increases or changes in federal lending programs or other regulations could lower demand for our homes, which could materially and adversely affect us.

Most of the purchasers of our homes finance their acquisitions with mortgage financing. Rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may lead to reduced demand for our homes and mortgage loans. Increased interest rates can also hinder our ability to realize our backlog because our home purchase contracts provide customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event that they cannot arrange for adequate financing. As a result, rising interest rates can decrease our home sales and mortgage originations. Any of these factors could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

In addition, as a result of the turbulence in the credit markets and mortgage finance industry, the federal government has taken on a significant role in supporting mortgage lending through its conservatorship of Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the FHA and the VA. The availability and affordability of mortgage loans, including consumer interest rates for such loans, could be adversely affected by a curtailment or cessation of the federal government’s mortgage-related programs or policies. The FHA may continue to impose stricter loan qualification standards, raise minimum down payment requirements, impose higher mortgage insurance premiums and other costs, and/or limit the number of mortgages it insures. Due to growing federal budget deficits, the U.S. Treasury may not be able to continue supporting the mortgage-related activities of Fannie Mae, Freddie Mac, the FHA and the VA at present levels, or it may revise significantly the federal government’s participation in and support of the residential mortgage market. Because the availability of Fannie Mae, Freddie Mac, FHA- and VA-backed mortgage financing is an important factor in marketing and selling many of our homes, any limitations, restrictions or changes in the availability of such government-backed financing could reduce our home sales, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Furthermore, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. This legislation provides for a number of new requirements relating to residential mortgages and mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees and incentive arrangements, retention of credit risk, and remedies for borrowers in foreclosure proceedings. The effect of such provisions on lending institutions will depend on the rules that are ultimately enacted. However, these requirements, as and when implemented, are expected to reduce the availability of loans to borrowers and/or increase the costs to borrowers to obtain such loans. Any such reduction could result in a decline of our home sales, which could materially and adversely affect us.

Any limitation on, or reduction or elimination of, tax benefits associated with owning a home would have an adverse effect upon the demand for our home products, which could be material to our business.

Significant expenses of owning a home, including mortgage interest and real estate taxes, generally are deductible expenses for an individual’s U.S. federal, and in some cases, state income taxes, subject to various limitations under current tax law and policy. If the U.S. federal government or a state government changes its income tax laws, as has been discussed from time to time, to eliminate, limit or substantially modify these income tax deductions, the after-tax cost of owning a new home would increase for many of our potential customers. The resulting loss or reduction of homeowner tax deductions, if such tax law changes were enacted without offsetting provisions, or any other increase in any taxes affecting homeowners, would adversely impact demand for and sales prices of new homes.

Increases in taxes could prevent potential customers from buying our homes and adversely affect our business or financial results.

Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal and state funding, can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes. Fees imposed on developers to fund schools, open spaces, road improvements and/or provide low and moderate income housing, could increase our costs and have an adverse effect on our operations. In addition, increases in sales taxes could adversely affect our potential customers who may consider those costs in determining whether to make a new home purchase and decide, as a result, not to purchase one of our homes.

Changes to the population growth rates in certain of the markets in which we operate or plan to operate could affect the demand for homes in these regions.

Slower rates of population growth or population declines in Colorado, Nevada, Texas, or other key markets in the Western United States we plan to enter, especially as compared to the high population growth rates in prior years, could affect the demand for housing, causing home prices in these markets to fall, and adversely affect our plans for growth, business, financial condition and operating results.

Difficulty in obtaining sufficient capital could result in an inability to acquire land for our developments or increased costs and delays in the completion of development projects.

The homebuilding industry is capital-intensive and requires significant up-front expenditures to acquire land parcels and begin development. If internally generated funds are not sufficient, we may seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings and/or securities offerings. The availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. The credit and capital markets have recently experienced significant volatility. If we are required to seek additional financing to fund our operations, continued volatility in these markets may restrict our flexibility to access such financing. If we are not successful in obtaining sufficient capital to fund our planned capital and other expenditures, we may be unable to acquire land for our housing developments and/or to develop the housing. Additionally, if we cannot obtain additional financing to fund the purchase of land under our option contracts or purchase contracts, we may incur contractual penalties and fees. Any difficulty in obtaining sufficient capital for planned development expenditures could also cause project delays and any such delay could result in cost increases. Any one or more of the foregoing events could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We face potentially substantial risk with respect to our land and lot inventory arising from significant changes in economic or market conditions.

We intend to acquire land parcels for replacement and expansion of land inventory within our current and any new markets. The risks inherent in purchasing and developing land parcels increase as consumer demand for housing decreases. As a result, we may buy and develop land parcels on which homes cannot be profitably built and sold. The market value of land parcels, building lots and housing inventories can fluctuate significantly as a result of changing market conditions, and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe drop in inventory values. When market conditions are such that land values are not appreciating, previously entered into option agreements may become less desirable, at which time we may elect to forego deposits and pre-acquisition costs and terminate the agreements. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, we may have to sell homes at significantly lower margins or at a loss, if we are able to sell them at all.

If we are unable to develop our communities successfully or within expected timeframes, our results of operations could be adversely affected.

Before a community generates any revenues, time and material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. A decline in our ability to develop and market our communities successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements.

Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect us.

As a homebuilder, we are subject to numerous risks, many of which are beyond our management’s control, such as droughts, floods, wildfires, landslides, soil subsidence, earthquakes and other weather-related and geologic events which could damage projects, cause delays in completion of projects, or reduce consumer demand for housing, and shortages in labor or materials, which could delay project completion and cause increases in the prices for labor or materials, thereby affecting our sales and profitability. Many of our core markets are in Colorado, an area which has historically experienced seasonal wildfires and soil subsidence. Texas, a market into which we continue to expand, has historically experienced tornadoes, coastal flooding and hurricanes. Nevada, a market into which we recently expanded, has historically experienced extreme temperatures and water shortages. Southern California, a market into which we plan to expand, has historically experienced earthquakes, mudslides and seasonal wildfires. In addition to directly damaging our projects, earthquakes, wildfires, mudslides or other geologic events could damage roads and highways providing access to those projects, thereby adversely affecting our ability to market homes in those areas and possibly increasing the costs of completion.

There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with landslides, earthquakes and other geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

Failure to recruit, retain and develop highly skilled, competent personnel may have a material adverse effect on our standards of service.

Key employees, including management team members, are fundamental to our ability to obtain, generate and manage opportunities. Key employees working in the homebuilding and construction industries are highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, financial conditions and operating results. In addition, we do not maintain key person insurance in respect of any member of our senior management team. The loss of any of our management members or key personnel could adversely impact our business, financial condition and operating results. See “Management.”

Failure to find suitable subcontractors may have a material adverse effect on our standards of service.

Substantially all of our construction work is done by third-party subcontractors with us acting as the general contractor. Accordingly, the timing and quality of our construction depend on the availability and skill of our subcontractors. The difficult operating environment over the last seven years in the United States has resulted in the failure of some subcontractors’ businesses and may result in further failures. In addition, reduced levels of homebuilding in the United States have led to some skilled tradesmen leaving the industry to take jobs in other sectors. While we anticipate being able to obtain sufficient materials and reliable subcontractors during times of material shortages and believe that our relationships with subcontractors are good, we do not have long-term contractual commitments with any subcontractors, and there can be no assurance that skilled subcontractors will continue to be available at reasonable rates and in the areas in which we conduct our operations.

In the future, certain of the subcontractors engaged by us may be represented by labor unions or subject to collective bargaining arrangements. A strike or other work stoppage involving any of our subcontractors could also make it difficult for us to retain subcontractors for our construction work. In addition, union activity could result in higher costs to retain our subcontractors. The inability to contract with skilled subcontractors at reasonable costs on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Our reliance on contractors can expose us to various liability risks.

We rely on contractors in order to perform the construction of our homes, and in many cases, to select and obtain raw materials. We are exposed to various risks as a result of our reliance on these contractors and their respective subcontractors and suppliers, including the possibility of defects in our homes due to improper practices or materials used by contractors, which may require us to comply with our warranty obligations and/or bring a claim under an insurance policy. For example, despite our quality control efforts, we may discover that our subcontractors were engaging in improper construction practices or installing defective materials in our homes. When we discover these issues, we repair the homes in accordance with our new home warranty and as required by law. We establish warranty and other reserves for the homes we sell based on market practices, our historical experiences, and our judgment of the qualitative risks associated with the types of homes built. However, the cost of satisfying our warranty and other legal obligations in these instances may be significantly higher than our warranty reserves, and we may be unable to recover the cost of repair from such subcontractors. Regardless of the steps we take, we can in some instances be subject to fines or other penalties, and our reputation may be injured.

In addition, several other homebuilders have received inquiries from regulatory agencies concerning whether homebuilders using contractors are deemed to be employers of the employees of such contractors under certain circumstances. Although contractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the homebuilding industry, if regulatory agencies reclassify the employees of contractors as employees of homebuilders, homebuilders using contractors could be responsible for wage, hour and other employment-related liabilities of their contractors, which could adversely affect our results of operations.

If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our communities or building homes, which could adversely affect our operating results.

We require a qualified labor force to develop our communities. Access to qualified labor may be affected by circumstances beyond our control, including:

•	work stoppages resulting from labor disputes;

•	shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers, especially in our key markets in the Western United States;

•	changes in laws relating to union organizing activity;

•	changes in immigration laws and trends in labor force migration; and

•	increases in subcontractor and professional services costs.

Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, developing one or more of our communities and building homes. We may not be able to recover these increased costs by raising our home prices because the price for each home is typically set months prior to its delivery pursuant to sales contracts with our homebuyers. In such circumstances, our operating results could be adversely affected. Additionally, market and competitive forces may also limit our ability to raise the sales prices of our homes.

Utility and resource shortages or rate fluctuations could have an adverse effect on our operations.

Several of the markets in which we operate and in which we may operate in the future have historically been subject to utility and resource shortages, including significant changes to the availability of electricity and water and seasonal fluctuation in the ability of certain commodities, particularly lumber. Denver in particular has at times been affected by such shortages. Shortages of natural resources in our markets, particularly of water, may make it more difficult for us to obtain regulatory approval of new developments. We have also experienced material fluctuations in utility and resource costs across our markets, and we may incur additional costs and may not be able to complete construction on a timely basis if such fluctuations arise. In particular, as the housing market has improved and the number of new homes being constructed has increased, we have experienced increased construction costs due to additional competition for labor and materials. Furthermore, these shortages and rate fluctuations may adversely affect the regional economies in which we operate, which may reduce demand for our homes and negatively affect our business and results of operations.

Government regulations and legal challenges may delay the start or completion of our communities, increase our expenses or limit our homebuilding or other activities, which could have a negative impact on our results of operations.

The approval of numerous governmental authorities must be obtained in connection with our development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that the property is not feasible for development. Various local, provincial, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, environment, zoning, sales and similar matters apply to and/or affect the housing industry.

Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to operate in those municipalities.

We may become subject to various state and local “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those localities.

Governmental regulation affects not only construction activities but also sales activities, mortgage lending activities and other dealings with consumers. In addition, it is possible that some form of expanded energy efficiency legislation may be passed by the U.S. Congress or federal agencies and certain state and provincial legislatures, which may, despite being phased in over time, significantly increase our costs of building homes and the sale price to our buyers, and adversely affect our sales volumes. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

An inability to obtain additional performance, payment and completion surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment and completion surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We have obtained facilities to provide the required volume of performance, payment and completion surety bonds and letters of credit for our expected growth in the medium term; however, unexpected growth may require additional facilities. We may also be required to renew or amend our existing facilities. Our ability to obtain additional performance, payment and completion surety bonds and letters of credit primarily depends on our credit rating, capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the markets for such bonds. Performance, payment and completion surety bond and letter of credit providers consider these factors in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our performance record or our providers’ requirements or policies change, if we cannot obtain the necessary consent from our lenders, or if the market’s capacity to provide performance, payment and completion bonds or letters of credit is not sufficient for any unexpected growth and we are unable to renew or amend our existing facilities on favorable terms or at all, we could be unable to obtain additional performance, payment and completion surety bonds or letters of credit from other sources when required, which could have a material adverse effect on our business, financial condition and results of operations.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to win new business, which in turn could have a material adverse effect on our business, financial condition and operating results.

We are subject to environmental laws and regulations, which may increase our costs, limit the areas in which we can build homes and delay completion of our projects.

We are subject to a variety of local, state and federal statutes, rules and regulations concerning land use and the protection of health and the environment, including those governing discharge of pollutants to water and air, including asbestos, the handling of hazardous materials and the cleanup of contaminated sites. We may be liable for the costs of removal, investigation or remediation of hazardous or toxic substances located on, under or in a property currently or formerly owned, leased or occupied by us, whether or not we caused or knew of the pollution. The costs of any required removal, investigation or remediation of such substances or the costs of defending against environmental claims may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. Environmental impacts from historical activities have been identified at some of the projects we have developed in the past and additional projects may be located on land that may have been contaminated by previous use. Although we are not aware of any projects requiring material remediation activities by us as a result of historical contamination, no assurances can be given that material claims or liabilities relating to such developments will not arise in the future.

The particular impact and requirements of environmental laws that apply to any given community vary greatly according to the community site, the site’s environmental conditions and the present and former use of the site. We expect that increasingly stringent requirements may be imposed on homebuilders in the future. Environmental laws may result in delays, cause us to implement time consuming and expensive compliance programs and prohibit or severely restrict development in certain environmentally sensitive regions or areas, such as wetlands. We also may not identify all of these concerns during any pre-development review of project sites. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials, such as lumber. Furthermore, we could incur substantial costs, including cleanup costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are subject to third-party challenges, such as by environmental groups, under environmental laws and regulations to the permits and other approvals required for our projects and operations. These matters could adversely affect our business, financial condition and operating results.

We may be liable for claims for damages as a result of use of hazardous materials.

As a homebuilding business with a wide variety of historic homebuilding and construction activities, we could be liable for future claims for damages as a result of the past or present use of hazardous materials, including building materials which in the future become known or are suspected to be hazardous. Any such claims may adversely affect our business, financial condition and operating results. Insurance coverage for such claims may be limited or non-existent.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

Litigation and concern about indoor exposure to certain types of toxic molds have been increasing as the public becomes increasingly aware that exposure to mold can cause a variety of health effects and symptoms, including allergic reactions. Toxic molds can be found almost anywhere; they can grow on virtually any organic substance, as long as moisture and oxygen are present. There are molds that can grow on wood, paper, carpet, foods and insulation. When excessive moisture accumulates in buildings or on building materials, mold growth will often occur, particularly if the moisture problem remains undiscovered or unaddressed. It is impossible to eliminate all mold and mold spores in the indoor environment. If mold or other airborne contaminants exist or appear at our properties, we may have to undertake a costly remediation program to contain or remove the contaminants or increase indoor ventilation. If indoor air quality were impaired, we could be liable to our homebuyers or others for property damage or personal injury.

We may not be able to compete effectively against competitors in the homebuilding industry, especially in the new markets we plan to enter.

Competition in the homebuilding industry is intense, and there are relatively low barriers to entry into our business. Homebuilders compete for, among other things, home buying customers, desirable land parcels, financing, raw materials and skilled labor. Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder our market share expansion and lead to pricing pressures on our homes that may adversely impact our margins and revenues. If we are unable to successfully compete, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected. We compete with large national and regional homebuilding companies and with smaller local homebuilders for land, financing, raw materials and skilled management and labor resources. Furthermore, a number of our primary competitors are significantly larger, have a longer operating history and may have greater resources or lower cost of capital than ours; accordingly, they may be able to compete more effectively in one or more of the markets in which we operate. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. As we expand our operations into Nevada, Texas and other areas of the Western United States, we face new competition from many established homebuilders in those markets, and we will not have the benefit of the extensive relationships and strong reputations with subcontractors, suppliers and homebuyers that we enjoy in our Colorado markets. We also compete with the resale, or “previously owned,” home market, which has increased significantly due to the large number of homes that have been foreclosed on or could be foreclosed on due to the recent economic downturn, and with available rental housing.

Raw materials and building supply shortages and price fluctuations could delay or increase the cost of home construction and adversely affect our operating results.

The homebuilding industry has, from time to time, experienced raw material shortages and been adversely affected by volatility in global commodity prices. In particular, shortages and fluctuations in the price of concrete, drywall, lumber or other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our residential communities.

In addition, the cost of petroleum products, which are used both to deliver our materials and to transport workers to our job sites, fluctuates and may be subject to increased volatility as a result of geopolitical events or accidents such as the Deepwater Horizon accident in the Gulf of Mexico. Changes in such costs could also result in higher prices for any product utilizing petrochemicals. These cost increases may have an adverse effect on our operating margin and results of operations and may result in a decline in the price of our common stock. Furthermore, any such cost increase may adversely affect the regional economies in which we operate and reduce demand for our homes.

Increases in our cancellation rate could have a negative impact on our home sales revenue and homebuilding margins.

Our backlog reflects sales contracts with our homebuyers for homes that have not yet been delivered. We have received a deposit from a homebuyer for each home reflected in our backlog, and generally we have the right to retain the deposit if the homebuyer fails to comply with his or her obligations under the sales contract, subject to certain exceptions, including as a result of state and local law, the homebuyer’s inability to sell his or her current home or, in certain circumstances, the homebuyer’s inability to obtain suitable financing. Home order cancellations negatively impact the number of closed homes, net new home orders, home sales revenue and results of operations, as well as the number of homes in backlog. Home order cancellations can result from a number of factors, including declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, homebuyers’ inability to sell their existing homes, homebuyers’ inability to obtain suitable financing, including providing sufficient down payments, and adverse changes in economic conditions. An increase in the level of our home order cancellations could have a negative impact on our business, prospects, liquidity, financial condition and results of operations.

Homebuilding is subject to product liability and warranty claims arising in the ordinary course of business that can be significant.

As a homebuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. There can be no assurance that any developments we undertake will be free from defects once completed. Construction defects may occur on projects and developments and may arise during a significant period of time after completion. Defects arising on a development attributable to us may lead to significant contractual or other liabilities.

As a consequence, we maintain products and completed operations excess liability insurance, obtain indemnities and certificates of insurance from subcontractors generally covering claims related to damages resulting from faulty workmanship and materials, and create warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the risks associated with the types of homes built. Although we actively monitor our insurance reserves and coverage, because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor arrangements and our reserves will be adequate to address all of our warranty and construction defect claims in the future. In addition, contractual indemnities can be difficult to enforce. We may also be responsible for applicable self-insured retentions, and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of products and completed operations excess liability insurance for construction defects is currently limited and costly. This coverage may be further restricted or become more costly in the future.

In addition, we have plans to conduct, in the future, a portion of our business in California, one of the most highly regulated and litigious jurisdictions in the United States, which imposes a ten-year, strict liability tail on most construction liability claims. As a result, we may be exposed to potential losses and expenses due to litigation, new laws and regulations related to our planned California operations.

Unexpected expenditures attributable to defects or previously unknown sub-surface conditions arising on a development project may have a material adverse effect on our business, financial condition and operating results. In addition, severe or widespread incidents of defects giving rise to unexpected levels of expenditure, to the extent not covered by insurance or redress against subcontractors, may adversely affect our business, financial condition and operating results.

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

We could suffer physical damage to property and liabilities resulting in losses that may not be fully compensated by insurance. In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, we could be liable to repair damage or meet liabilities caused by uninsured risks. We may be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future.

In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and is costly. As a result, an increasing number of our subcontractors in the United States may be unable to obtain insurance. If we cannot effectively recover construction defect liabilities and costs of defense from our subcontractors or their insurers, or if we have self-insured, we may suffer losses. Coverage may be further restricted and become even more costly. Such circumstances could adversely affect our business, financial condition and operating results.

Our operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for operations, as well as the value of our real estate assets. These events include, but are not limited to:

•	adverse changes in financial conditions of buyers and sellers of properties, particularly residential homes and land suitable for development of residential homes;

•	adverse changes in international, national or local economic and demographic conditions;

•	competition from other real estate investors with significant capital, including other real estate operating companies and developers and institutional investment funds;

•	reductions in the level of demand for and increases in the supply of land suitable for development;

•	fluctuations in interest rates, which could adversely affect our ability, or the ability of homebuyers, to obtain financing on favorable terms or at all;

•	unanticipated increases in expenses, including, without limitation, insurance costs, development costs, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies; and

•	changes in enforcement of laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the Americans with Disabilities Act of 1990.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in the purchase of homes or an increased incidence of home order cancellations. If we cannot successfully implement our business strategy, our business, prospects, liquidity, financial condition and results of operations will be adversely affected.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time.

Real estate investments are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in response to changing economic, financial and investment conditions is limited and we may be forced to hold non-income producing assets for an extended period of time. We cannot predict whether we will be able to sell any property for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

If the market value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.

The market value of our land and housing inventories depends on market conditions. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. There is an inherent risk that the value of the land owned by us may decline after purchase. The valuation of property is inherently subjective and based on the individual characteristics of each property. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for lots controlled under option or similar contracts may be put at risk.

Factors, such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax consequences, and interest and inflation rate fluctuations, subject land valuations to uncertainty. Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If housing demand decreases below what we anticipated when we acquired our inventory, our profitability may be adversely affected and we may not be able to recover our costs when we sell and build houses.

Due to economic conditions in the United States in recent years, including increased amounts of home and land inventory that entered certain U.S. markets from foreclosure sales or short sales, the market value of our land and home inventory was negatively impacted. We regularly review the value of our land holdings and continue to review our holdings on a periodic basis. Material write-downs and impairments in the value of our inventory may be required, and we may in the future sell land or homes at a loss, which could adversely affect our results of operations and financial condition.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect us by increasing the costs of land, materials and labor needed to operate our business. In the event of an increase in inflation, we may seek to increase the sales prices of homes in order to maintain satisfactory margins. However, an oversupply of homes relative to demand and home prices being set several months before homes are delivered may make any such increase difficult or impossible. In addition, inflation is often accompanied by higher interest rates, which historically have had a negative impact on housing demand. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation and our margins could decrease. Moreover, the cost of capital increases as a result of inflation and the purchasing power of our cash resources declines. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on our business or financial results.

Our quarterly operating results may fluctuate because of the seasonal nature of our business and other factors.

Our quarterly operating results generally fluctuate by season. Historically, we have entered into a larger percentage of contracts for the sale of our homes during the spring and summer months. Weather-related problems, typically in the fall, late winter and early spring, may delay starts or closings and increase costs and thus reduce profitability. Seasonal natural disasters such as floods and fires could cause delays in the completion of, or increase the cost of, developing one or more of our communities, causing an adverse effect on our sales and revenues.

In many cases, we may not be able to recapture increased costs by raising prices. In addition, deliveries may be staggered over different periods of the year and may be concentrated in particular quarters. Our quarterly operating results may fluctuate because of these factors.

We will become subject to financial reporting and other requirements as a public company for which our accounting and other management systems and resources may not be adequately prepared.

As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including the requirements of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”), related regulations of the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) and requirements of the New York Stock Exchange, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

Section 404 of the Sarbanes-Oxley Act requires our management and independent auditors to report annually on the effectiveness of our internal control over financial reporting. However, we are an “emerging growth company,” as defined in the JOBS Act, and, so for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent auditors on the effectiveness of our internal control over financial reporting.

We would cease to be an “emerging growth company” upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We have begun the very early stages of the costly and challenging process of compiling the system and processing the documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. Prior to this evaluation and testing process, we have identified certain material weaknesses and significant deficiencies in our internal controls due to the absence of formalized and documented policies and procedures for current record keeping, and a lack of personnel within our accounting function that possessed expertise to perform certain functions. These material weaknesses resulted in certain misstatements in our financial statements which led us to restate our financial statements on two separate occasions. We are currently in the process of remediating these material weaknesses by (i) documenting and formalizing our internal controls and financial reporting policies and procedures, including implementing additional controls over our financial close process, (ii) hiring additional resources with significant experience to our accounting team, and (iii) instituting appropriate review and oversight responsibilities within our accounting team. We anticipate that we will have fully remediated the material weaknesses prior to June 30, 2014.

These reporting and other obligations will place significant demands on our management, administrative, operational, and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We also expect that being a public company and these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in the Company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of our fiscal year 2015. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. Prior to this evaluation and testing process, on two separate occasions we identified material weaknesses in our internal controls and certain misstatements in our financial statements attributable to accounting periods prior to our retention of our current Chief Financial Officer, which led us to restate our financial statements. We are currently in the process of remediating these material weaknesses, including hiring additional resources and implementing changes in our internal control processes over financial reporting.

If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we continue to take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, rules implemented by the SEC and the New York Stock Exchange require changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We will also incur additional costs associated with our public company reporting requirements. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, particularly to serve on our audit committee and compensation committee, or as executive officers.

Acts of war or terrorism may seriously harm our business.

Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, affect job growth and consumer confidence or cause economic changes that we cannot anticipate, all of which could reduce demand for our homes and adversely impact our business, prospects, liquidity, financial condition and results of operations.

Negative publicity may affect our business performance and could affect our stock price.

Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. Our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. Adverse publicity or negative commentary on social media outlets, such as blogs, websites or newsletters, could hurt operating results, as consumers might avoid brands that receive bad press or negative reviews. Negative publicity may result in a decrease in operating results that could lead to a decline in the price of our common stock and cause you to lose all or a portion of your investment.

Failure to manage land acquisitions and development and construction processes could result in significant cost overruns or errors in valuing sites.

We own and purchase a large number of sites each year and are therefore dependent on our ability to process a very large number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, inabilities to obtain desired approvals and entitlements, cost overruns, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, financial condition and operating results and our relationships with our customers.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized.

As a part of our business strategy, we may make acquisitions, or significant investments in, and/or disposals of businesses. Any future acquisitions, investments and/or disposals would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies or businesses;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

•	maintenance of uniform standards, controls, procedures and policies; and

•	impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

We cannot guarantee that we will be able to successfully integrate any company or business that we might acquire in the future, and our failure to do so could harm our current business.

In addition, we may not realize the anticipated benefits of these transactions and there may be other unanticipated or unidentified effects. While we would seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may adversely affect our business, financial condition and operating results.

Furthermore, our acquisition of LVLH will be accounted for as a business combination in accordance with the Company’s accounting policies with the acquired assets and assumed liabilities recorded at their estimated fair values as of April 1, 2014. Based upon our preliminary estimates of the fair value of the assets to be acquired and the liabilities to be assumed, we anticipate recording a significant step up to LVLH’s historical basis for inventories. As homes are delivered in future periods, this step up may result in gross margins from home sales revenues that are comparable to the gross margins realized by the Company during the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012. However, the ultimate gross margins from home sales revenues that we will be able to achieve will be impacted by (1) the final valuation assigned to acquired inventories as we complete the purchase price accounting for the LVLH Acquisition, (2) our ability to construct homes at prices consistent with our forecasted budgets, and (3) future pricing increases or decreases based on market demand, and such gross margins may be less than the gross margins realized by the Company during the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012.

Poor relations with the residents of our communities could negatively impact sales, which could cause our revenues or results of operations to decline.

Residents of communities we develop rely on us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect sales or our reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.

We may be subject to various risks relating to our future plan to vertically integrate mortgage lending into our business.

In the future, we plan to vertically integrate mortgage lending into our business, which will enable us to provide financing to our homebuyers. There are risks involved with engaging in the mortgage lending business, including establishing sufficient stringent underwriting standards, so as to limit the level of foreclosures experienced on mortgages originated by us. We may hold some of the loans we originate to maturity; however, in order to finance our planned mortgage business, we will most likely sell the loans we originate, either as whole loans or pursuant to a securitization. It is customary in connection with such transactions for the originator, such as we would be, to make representations and warranties to the purchasers, guarantors and insurers about the mortgage loans and the manner in which they were originated and to offer certain indemnities and guaranties to the purchasers, guarantors and insurers. In the event of defaults on the loans we originate, we may be required to repurchase or substitute mortgage loans, or indemnify buyers, guarantors or insurers of our loans. Because we have limited experience in originating and underwriting home loans, our underwriting standards may not be as stringent as a more traditional lender, and accordingly, we may experience a higher rate of default than lenders who have engaged in the mortgage lending industry for a longer period of time. Moreover, the loans we originate will be limited primarily to buyers of our homes, so our pool of borrowers will be less diverse than as would be the case with a traditional lender, and thus there could be a higher correlation in the default rate with our borrowers. In addition, because we would be originating loans to buyers of our homes, there is the risk that we may be more incentivized, compared to more traditional lenders, to lower our underwriting standards in order to close home sales. Should our underwriting standards not adequately screen quality applicants, the default rate on the loans we originate may be higher, which could have an adverse impact on our results of operations and financial condition, either because the loans we own are no longer performing or because we are required to repurchase or otherwise indemnify purchasers, guarantors or insurers of the loans we sell or securitize.

Risk Related to Conflicts of Interest

As a result of Dale Francescon’s and Robert Francescon’s relationship with the Company, conflicts of interest may arise with respect to any transactions involving or with Dale Francescon, Robert Francescon, or their affiliates, and their interests may not be aligned with yours.

Dale Francescon and Robert Francescon are our Co-Chief Executive Officers, sit on our board of directors, and collectively beneficially own 5,766,186 shares of our common stock, which will represent     % of our common stock outstanding immediately after this offering, or     % if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in this offering. For so long as Dale Francescon and Robert Francescon continue to beneficially own a significant stake in us, they will have significant influence over the power to:

•	elect our directors and exercise overall control over the Company;

•	agree to sell or otherwise transfer a controlling stake in the Company; and

•	determine the outcome of substantially all actions requiring the majority approval of our stockholders, including transactions with related parties, corporate reorganizations, mergers, acquisitions and dispositions of assets.

The interests of Dale Francescon and Robert Francescon may not be fully aligned with yours, and this could lead to a strategy that is not in your best interests. In addition, their significant ownership in us and resulting ability to effectively control us will limit your ability to influence corporate matters and may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our common stock might otherwise receive a premium for your shares over the then-current market price.

In addition, there may be transactions between us and Dale Francescon, Robert Francescon, or their affiliates that could present an actual or perceived conflict of interest. These conflicts of interest may lead Dale and/or Robert Francescon to recuse himself or themselves from actions of our board of directors with respect to any transactions involving or with Dale or Robert Francescon or their affiliates. For example, we have entered into employment agreements with Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, in their capacities as officers, pursuant to which they are required to devote substantially full-time attention to our affairs. See “Executive and Director Compensation—Employment Agreements.” These employment agreements were not negotiated on an arm’s-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with the individuals party to these agreements.

Risks Related to Our Indebtedness

We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.

We may incur a substantial amount of debt in the future. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As of May 15, 2014, we had $100 million of aggregate borrowing capacity under our current revolving credit facility, of which no amount was outstanding. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and the Company as a whole, to generate cash flow to cover the expected debt service. Our charter does not contain a limitation on the amount of debt we may incur and our board of directors may change our target debt levels at any time without the approval of our stockholders.

Incurring a substantial amount of debt could have important consequences for our business, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;

•	increasing our vulnerability to adverse economic or industry conditions;

•	limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;

•	requiring a substantial portion of our cash flows from operations and the proceeds from this offering for the payment of interest on our debt and reducing our ability to use our cash flows and the proceeds from this offering to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage to less leveraged competitors.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness in order to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

Access to financing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns.

We expect to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As of May 15, 2014, we had $100 million of aggregate borrowing capacity under our current revolving credit facility, of which no amount was outstanding. Our access to additional third-party sources of financing will depend, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	with respect to acquisition and/or development financing, the market’s perception of the value of the land parcels to be acquired and/or developed;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow; and

•	the market price per share of our common stock.

Recently, domestic financial markets have experienced unusual volatility, uncertainty and a tightening of liquidity in both the investment grade debt and equity capital markets. Credit spreads for major sources of capital widened significantly during the U.S. credit crisis as investors demanded a higher risk premium. Given the current volatility and weakness in the capital and credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may charge us prohibitively high fees in order to obtain financing. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional financing on reasonable terms, if at all.

Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or debt capital on favorable terms at the desired times, or at all.

Our current financing arrangements contain, and our future financing arrangements likely will contain, restrictive covenants relating to our operations.

Our current financing arrangements contain, and the financing arrangements we enter into in the future likely will contain, covenants (financial and otherwise) affecting our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our operating policies. The restrictions contained in our financing arrangements could also limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. If we fail to meet or satisfy any of these covenants in our debt agreements we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral or enforce their respective interests against existing collateral. A default also could limit significantly our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets when we otherwise would not choose to do so. If we default on several of our debt agreements or any single significant debt agreement, it could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Secured indebtedness exposes us to the possibility of foreclosure on our ownership interests in our land parcels.

Incurring mortgage and other secured indebtedness increases our risk of loss of our ownership interests in our land parcels or other assets because defaults thereunder, and the inability to refinance such indebtedness, may result in foreclosure action initiated by lenders.

Interest expense on debt we will incur may limit our cash available to fund our growth strategies.

As of May 15, 2014, we had $100 million of aggregate borrowing capacity under our current revolving credit facility, of which no amount was outstanding. As part of our financing strategy, we may incur a significant amount of additional debt. Our current debt has, and any additional debt we subsequently incur may have a floating rate of interest. Higher interest rates could increase debt service requirements on our current floating rate debt and on any floating rate debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay existing debt during periods of rising interest rates, we could be required to refinance our then-existing debt on unfavorable terms or liquidate one or more of our assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either such event or both could materially and adversely affect our cash flows and results of operations.

Interest rate changes may adversely affect us.

We currently do not hedge against interest rate fluctuations. We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our assets at times which may not permit us to receive an attractive return on our assets in order to meet our debt service obligations.

We may require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

The expansion and development of our business may require significant capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. In accordance with our growth strategy, following this offering, we expect to opportunistically raise additional debt capital to help fund the growth of our business, subject to market and other conditions, but such debt capital may not be available to us on a timely basis at reasonable rates or at all.

In the future, we may fail to generate sufficient cash flow from the sales of our homes and land to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

To a large extent, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. As a result, we may need to refinance all or a portion of our debt, on or before its maturity, or obtain additional equity or debt financing. We cannot assure you that we will be able to do so on favorable terms, if at all. Any inability to generate sufficient cash flow, refinance our debt or incur additional debt on favorable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business.

Risks Related to Our Organization and Structure

We depend on key personnel.

Our success depends to a significant degree upon the contributions of certain key personnel including, but not limited to, Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, each of whom would be difficult to replace. Although we have entered into employment agreements with Dale Francescon and Robert Francescon, in their capacities as officers, there is no guarantee that these executives will remain employed with us. If any of our key personnel were to cease employment with us, our operating results could suffer. Further, the process of attracting and retaining suitable replacements for key personnel whose services we may lose would result in transition costs and would divert the attention of other members of our senior management from our existing operations. The loss of services from key personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained and do not expect to obtain key man life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

We may not be able to successfully operate our business.

Our predecessor was formed in August 2002, and we converted into a Delaware corporation on April 30, 2013. We cannot assure you that our past experience will be sufficient to enable us to operate our business successfully or implement our operating policies and business strategies as described in this prospectus.

Furthermore, we may not be able to generate sufficient operating cash flows to pay our operating expenses or service our indebtedness. You should not rely upon the past performance of our management team, as past performance may not be indicative of our future results.

Termination of the employment agreements with the members of our management team could be costly and prevent a change in control of the Company.

The employment agreements we have entered into with Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, in their capacities as officers, each provide that if their employment with us terminates under certain circumstances, we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in control of the Company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock.

Certain anti-takeover defenses and applicable law may limit the ability of a third party to acquire control of the Company.

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of the Company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock. Certain of these provisions are described below.

Selected provisions of our charter and bylaws. Our charter and/or bylaws contain anti-takeover provisions that:

•	authorize our board of directors, without further action by the stockholders, to issue up to 50 million shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series, the powers, rights and preferences of the shares of that series, and the qualifications, limitations and restrictions of that series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, our chief executive officer, or our president;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	provide that directors may be removed from office only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a vote of a majority of directors then in office, even though less than a quorum;

•	provide that, subject to the express rights, if any, of the holders of any series of preferred stock, any amendment, modification or repeal of, or the adoption of any new or additional provision, inconsistent with our charter provisions relating to the removal of directors, exculpation of directors, indemnification, the prohibition against stockholder action by written consent, and the vote of our stockholders required to amend our bylaws requires the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that the stockholders may amend, modify or repeal our bylaws, or adopt new or additional provisions of our bylaws, only with the affirmative vote of 66 2/3% of the voting power of our capital stock entitled to vote generally; and

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting.

Selected provisions of Delaware law. We are a Delaware corporation, and we have elected to be subject to Section 203 of the DGCL by provision of our charter. In general, Section 203 of the DGCL prevents an “interested stockholder” (as defined in the DGCL) from engaging in a “business combination” (as defined in the DGCL) with us for three years following the date that person becomes an interested stockholder unless one or more of the following occurs:

•	Before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	Upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	Following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

The DGCL generally defines “interested stockholder” as any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.

See “Description of Capital Stock—Certain Provisions of Delaware Law, Our Charter and Bylaws” for additional information regarding these provisions.

We may change our operational policies, investment guidelines and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our board of directors determines our operational policies, investment guidelines and business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have identified certain material weaknesses in our internal controls due to the absence of formalized and documented policies and procedures for current record keeping, and a lack of personnel within our accounting function that possessed expertise to perform certain functions. These material weaknesses resulted in certain misstatements in our financial statements which led us to restate our financial statements on two separate occasions. We are currently in the process of remediating these material weaknesses by (i) documenting and formalizing our internal controls and financial reporting policies and procedures, including implementing additional controls over our financial close process, (ii) hiring additional resources with significant experience to our accounting team, and (iii) instituting appropriate review and oversight responsibilities within our accounting team. We anticipate that we will have fully remediated the material weaknesses prior to June 30, 2014.

There is no assurance that additional material weaknesses or significant deficiencies will not be identified in the future or that we will be successful in adequately remediating the material weaknesses and significant deficiencies. We may again in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements again, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering, although a variety of circumstances could cause us to lose that status earlier.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have determined to opt out of such extended transition period and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

In our homebuilding activities, we are exposed to potentially significant litigation, including breach of contract, contractual disputes and disputes relating to defective title, property misdescription or construction defects, including use of defective materials. Although we have established warranty, claim and litigation reserves that we believe are adequate, due to the uncertainty inherent in litigation, legal proceedings may result in the award of substantial damages against us beyond our reserves. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. In addition, we are subject to potential lawsuits, arbitration proceedings and other claims in connection with our business.

With respect to certain general liability exposures, including construction defect and product liability claims, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process require us to exercise significant judgment due to the complex nature of these exposures, with each exposure often exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. As a result, our insurance policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors. Should such a situation arise, it may have a material adverse effect on our business, financial condition and operating results.

Any joint venture investments that we make could be adversely affected by our lack of sole decision making authority, our reliance on co-venturers’ financial conditions and disputes between us and our co-venturers.

Although it is currently not a focus in our business strategy, we may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a land acquisition and/or a development. In this event, we would not be in a position to exercise sole decision-making authority regarding the acquisition and/or development, and our investment may be illiquid due to our lack of control. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

An information systems interruption or breach in security could adversely affect us.

We rely on fully integrated accounting, financial and operational management information systems to conduct our operations. Any disruption in these systems could adversely affect our ability to conduct our business. Furthermore, any security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

Risks Related to this Offering and Ownership of our Common Stock

There is currently no public market for shares of our common stock, a trading market for our common stock may never develop following this offering, and our common stock prices may be volatile and could decline substantially following this offering.

There is currently no public market for the shares of our common stock. Although we have applied to list the shares of our common stock on the New York Stock Exchange under the symbol “CCS,” an active trading market for the shares of our common stock may never develop or if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for shares of our common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of common stock; or

•	the price that our stockholders may obtain for their common stock.

If an active market for our common stock does not develop or is not maintained, the market price of our common stock may decline and you may not be able to sell your shares. Even if an active trading market develops for our common stock subsequent to this offering, the market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock.

Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	adverse market reaction to the level of our indebtedness;

•	additions or departures of key personnel;

•	actions by stockholders;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit markets;

•	our operating performance and the performance of other similar companies;

•	changes in accounting principles; and

•	passage of legislation or other regulatory developments that adversely affect us or the homebuilding industry.

The offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

Prior to this offering there has been no market for our common stock. The offering price per share of our common stock offered by this prospectus was negotiated between us and the underwriters. Factors considered in determining the price of our common stock include:

•	the history and prospects of companies whose principal business is the design, construction and sale of single-family homes;

•	prior offerings of those companies;

•	our prospects for acquiring land parcels for development at attractive values;

•	our capital structure;

•	an assessment of our management and its experience in acquiring land parcels and designing, constructing and selling homes;

•	general conditions of the securities markets at the time of this offering; and

•	other factors we deemed relevant.

The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

If you purchase common stock in this offering, you will experience immediate dilution.

The offering price of our common stock is higher than the net tangible book value per share of our common stock outstanding upon the completion of this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $         in the net tangible book value per share of our common stock, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This means that investors that purchase shares of our common stock in this offering will pay a price per share that exceeds the per share net tangible book value of our assets.

If securities analysts do not publish research or reports about our business, or if they downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock could be influenced by any research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of the Company, the trading price for our common stock would be negatively impacted. In the event securities or industry analysts cover the Company and one or more of these analysts downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price and trading volume to decline.

We currently do not intend to pay dividends on our common stock.

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business. The determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them, or at all for an indefinite period of time, except as permitted under the Securities Act and the applicable securities laws of any other jurisdiction.

We have broad discretion to use the proceeds from this offering, and our investment of those proceeds may not yield a favorable return.

Our management has broad discretion to use the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the market value of our common stock to decline.

Future sales of our common stock, other securities convertible into our common stock or preferred stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Our board of directors is authorized, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of preferred stock, other debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our common stock or of preferred stock could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the value of our common stock. Sales of substantial amounts of our common stock by Dale or Robert Francescon or another large stockholder, or the perception that such sales could occur, may adversely affect the market price of our common stock.

In connection with the May 2013 private offering and private placement, each of our officers and directors entered into a lock-up agreement pursuant to which they agreed, subject to various exceptions, not to sell, pledge or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable for shares of our common, or, subject to various exceptions, file any registration statement with the SEC for a period of 180 days after the date of the effectiveness of any registration statement filed pursuant to the registration rights agreement we entered into in connection with the May 2013 private offering and private placement, including the registration statement of which this prospectus forms a part. These lock-up provisions, at any time and without notice, may be released by FBR Capital Markets & Co. in its sole discretion.

In addition, in connection with this offering, subject to certain exceptions, each of our officers and directors and certain significant stockholders has entered into a lock-up agreement that restricts the direct or indirect sale of shares of our common stock beneficially held by such person for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. In addition, all of our other stockholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of shares of our common stock for 180 days after the date of this prospectus, in the case of the selling stockholders in this offering, or 60 days after the date of this prospectus, in the case of stockholders who are not selling shares of our common stock in this offering; provided, however, that such restrictions shall not apply to (a) sales of common stock by the selling stockholders in this offering, (b) with respect to any of our stockholders (other than our officers, directors, managers or employees) the sale of shares of common stock acquired by them in the open market after the completion of this offering, and (c) proportionate sales by our existing stockholders as allowed to any officer or director under their respective lock-up agreements. We have agreed not to waive or otherwise modify that agreement without the prior written consent of the representatives of the underwriters. The representatives of the underwriters may, at any time, release, or authorize us to release, as the case may be, all or a portion of our common stock subject to the foregoing lock-up provisions. If the restrictions under the lock-up provisions of the lock-up agreements entered into in connection with this offering and the May 2013 private offering and private placement are waived, shares of our common stock may become available for sale into the market, subject to applicable law, which could reduce the market price for our common stock.

In addition, subsequent to the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan, including the shares of restricted stock granted to our executive officers and directors, as well as the options to purchase shares of our common stock to be granted to our executive officers. Upon registration, these shares of common stock will be eligible for sale without restriction.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay dividends or make liquidating distributions to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in the Company.

Non-U.S. holders may be subject to United States federal income tax on gain realized on the sale or disposition of shares of our common stock.

Because of our holdings in United States real property interests, we believe we are a “United States real property holding corporation” (which we refer to as “USRPHC”) for United States federal income tax purposes. As a USRPHC, our stock may be treated as a United States real property interest (which we refer to as “USRPI”), gains from the sale of which by non-U.S. holders would be subject to U.S. income tax and reporting obligations pursuant to the Foreign Investment in Real Property Tax Act (which we refer to as “FIRPTA”), as described under “Certain Material Federal Income Tax Considerations—Taxation of Non-U.S. Holders—Sales or Other Taxable Dispositions of Shares of Our Common Stock.” Our common stock will not be treated as a USRPI if it is regularly traded on an established securities market, except in the case of a non-U.S. holder that actually or constructively holds more than five percent of such class of stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for such stock. We anticipate that our common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard and no assurance can be given that our common stock will remain regularly traded in the future. If our stock is treated as a USRPI, a non-U.S. holder would be subject to regular United States federal income tax with respect to any gain on such stock in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price unless an exception applies. A non-U.S. holder also would be required to file a U.S. federal income tax return for any taxable year in which it realizes a gain from the disposition of our common stock that is subject to U.S. federal income tax.

Non-U.S. holders should consult their tax advisors concerning the consequences of disposing of shares of our common stock.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus, and we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. The following factors, among others, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements:

•	economic changes either nationally or in the markets in which we operate, including declines in employment, volatility of mortgage interest rates and inflation;

•	continued or increased downturn in the homebuilding industry;

•	changes in assumptions used to make industry forecasts;

•	continued volatility and uncertainty in the credit markets and broader financial markets;

•	our future operating results and financial condition;

•	our business operations;

•	changes in our business and investment strategy;

•	availability of land to acquire and our ability to acquire such land on favorable terms or at all;

•	availability, terms and deployment of capital;

•	continued or increased disruption in the availability of mortgage financing or the number of foreclosures in the market;

•	shortages of or increased prices for labor, land or raw materials used in housing construction;

•	delays in land development or home construction resulting from adverse weather conditions or other events outside our control;

•	the cost and availability of insurance and surety bonds;

•	changes in, or the failure or inability to comply with, governmental laws and regulations;

•	the timing of receipt of regulatory approvals and the opening of projects;

•	the degree and nature of our competition;

•	our leverage and debt service obligations;

•	general volatility of the capital markets and the lack of a public market for shares of our common stock;

•	availability of qualified personnel and our ability to retain our key personnel; and

•	additional factors discussed under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.”

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $         million (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $         million payable by us. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

We intend to use the net proceeds from this offering primarily for the acquisition and development of land and, to the extent not used for the acquisition of land, we may also use net proceeds for general corporate purposes, including development, home construction and other related purposes.

•	Approximately $ million for the acquisition of lots under contract.

•	Approximately $ million for the acquisition of lots under non-binding letter of intent.

•	Approximately $ million for general corporate purposes, including estimated development and construction costs.

Pending these uses, we intend to invest the net proceeds from this offering in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, money market accounts, certificates of deposit and direct or guaranteed obligations of the U.S. government.

The underwriters have an option to purchase up to          additional shares of our common stock at the offering price less the underwriting discounts and commissions within 30 days after the date of this prospectus to cover over-allotments, if any, made by the underwriters to investors from whom orders were solicited prior to the date of this prospectus. Exercise of this option in full would result in additional net proceeds to us of approximately $         million. All of such additional net proceeds would be used as described above in this section.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the net proceeds to us from this offering by approximately $         million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the net proceeds to us from this offering by approximately $         million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as-adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014 (i) on an actual basis, (ii) on a pro forma basis to give effect to the LVLH Acquisition, and (iii) as adjusted to give effect to this offering, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after the payment of the underwriting discounts and commissions and the estimated offering-related expenses payable by us.

This table should be read in conjunction with the sections captioned “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited, in thousands except per share amounts)
Cash	$185,134	$20,134	$
Debt:

Total debt	$100,500	$102,000	$
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized and 17,256,824 shares issued and outstanding, actual; 100,000,000 shares authorized and shares issued and outstanding, as adjusted	173	173
Preferred Stock, $0.01 par value per share, 50,000,000 shares authorized, no shares issued and outstanding, actual; 50,000,000 shares authorized and no shares issued and outstanding, as adjusted	—	—		—
Additional paid-in capital	263,278	263,278
Retained earnings	11,769	11,769

Total equity	275,220	275,220

Total capitalization	$375,720	$377,220	$

(1)	The number of outstanding shares (i) includes 181,824 shares of restricted stock issued under our 2013 Long-Term Incentive Plan as of March 31, 2014; and (ii) does not include: (a) 868,176 shares of our common stock reserved for issuance in connection with awards under our 2013 Long-Term Incentive Plan as of March 31, 2014, and (b) up to shares of our common stock that the underwriters have an option to purchase at the offering price less the underwriting discounts and commissions within 30 days after the date of this prospectus to cover over-allotments. See “Shares Eligible for Future Sale—2013 Long-Term Incentive Plan” for information regarding the number of shares of our common stock currently issued and available under our 2013 Long-Term Incentive Plan.

DILUTION

Purchasers of shares of our common stock will experience an immediate and substantial dilution in net tangible book value per share of their shares of common stock from the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The difference between the per share offering price paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

As of March 31, 2014, our pro forma net tangible book value was approximately $         million, or approximately $         per share of our common stock. After giving effect to (i) the sale of              shares of our common stock in this offering, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (ii) the receipt by us of the net proceeds of this offering, and (iii) the deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma, as adjusted, net tangible book value as of December 31, 2013 would have been $         million, or approximately $         per share of our common stock, representing an immediate increase in net tangible book value of approximately $         per share of our common stock to our existing stockholders and an immediate dilution in net tangible book value of approximately $         per share of our common stock, or approximately     %, to purchasers in this offering.

If the underwriters exercise in full their over-allotment option to purchase              additional shares of our common stock, dilution per share to new investors would be approximately $         based on the assumptions set forth above.

The following table illustrates the dilution to purchasers in this offering on a per share basis:

Initial offering price per share		$
Net tangible book value per share immediately before this offering	$
Increase in net tangible book value per share attributable to purchasers in this offering	$
Pro forma net tangible book value per share immediately after this offering		$
Dilution in pro forma net tangible book value per share to purchasers in this offering		$

The pro forma net tangible book value per share immediately after this offering:

Numerator:
Net tangible book value as of December 31, 2013	$
Net proceeds of this offering(1)	$

Total pro forma net tangible book value immediately after this offering	$

Denominator:
Shares of our common stock outstanding prior to this offering(2)
Shares of our common stock being sold in this offering

Total shares of our common stock

(1)	Assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock.
(2)	Includes shares of our common stock which the selling stockholders are selling in this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share immediately after this offering by $         per share and the dilution in pro forma net tangible book value per share to purchasers in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares of our common stock offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma net tangible book value per share immediately after this offering and the dilution in pro forma net tangible book value per share to purchasers in this offering by $         and $        , respectively, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares of our common stock offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the pro forma net tangible book value per share immediately after this offering and the dilution in pro forma net tangible book value per share to purchasers in this offering by $         and $        , respectively, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table sets forth, as of December 31, 2013, on the pro forma basis as described above, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by purchasers in this offering, before deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing Stockholders(1)			%			%	$
Purchasers in this Offering from Us

Total			%			%	$

(1)	Includes shares of our common stock which the selling stockholders are selling in this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by our existing stockholders to be reduced to              shares, or approximately     % of the total number of shares of our common stock outstanding after this offering.

If the underwriters’ over-allotment option to purchase additional shares of our common stock is exercised in full, the following will occur:

•	the number of shares of our common stock held by purchasers in this offering will increase to shares, or approximately % of the total number of shares of our common stock outstanding; and

•	the pro forma net tangible book value per share immediately after this offering would increase (decrease) by $ per share and the immediate dilution in pro forma net tangible book value per share to purchasers in this offering would increase (decrease) by $ per share.

DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business. The determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its sole discretion. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We currently do not intend to pay dividends on our common stock.”

SELECTED FINANCIAL DATA

The following sets forth our selected financial and operating data on a historical and pro forma basis. You should read the following summary of selected financial data in conjunction with our consolidated historical financial statements, our unaudited pro forma condensed consolidated financial statements, and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

As more fully discussed under “Our Business—Our Company—Recent Developments,” we recently completed the LVLH Acquisition, whereby we purchased substantially all of the assets of Las Vegas Land Holdings, LLC and its subsidiaries (which we refer to collectively as, “LVLH”). The unaudited pro forma condensed consolidated financial information set forth below has been prepared to reflect adjustments to our historical financial information that are (1) directly attributable to the LVLH Acquisition, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed consolidated statements of operations information, expected to have a continuing impact on our results. The unaudited pro forma condensed consolidated statements of operations information does not include non-recurring items, including, but not limited to, acquisition-related legal and advisory fees. The unaudited pro forma condensed consolidated financial information reflects the impact of:

•	the LVLH Acquisition; and

•	other adjustments described in the explanatory notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated statements of operations information gives effect to the LVLH Acquisition as if it had occurred as of January 1, 2013. The unaudited pro forma condensed consolidated balance sheet information gives effect to the LVLH Acquisition as if it had occurred on March 31, 2014.

Our historical consolidated balance sheet information as of December 31, 2013 and consolidated statement of operations information for the year ended December 31, 2013 have been derived from the historical consolidated financial statements audited by Ernst & Young, LLP, independent registered public accounting firm, whose report with respect thereto is included elsewhere in this prospectus.

Our historical consolidated balance sheet information as of December 31, 2012 and consolidated statement of operations information for the year ended December 31, 2012 have been derived from the historical consolidated financial statements audited by BKD, LLP, independent registered public accounting firm, whose report with respect thereto is included elsewhere in this prospectus.

The historical consolidated balance sheet information of Las Vegas Land Holdings, LLC as of December 31, 2013 and consolidated statement of operations information and consolidated statement of members’ equity information for the year ended December 31, 2013 used in the preparation of the unaudited pro forma condensed consolidated statements of operations information and unaudited pro forma condensed consolidated balance sheet information have been derived from the historical consolidated financial statements of Las Vegas Land Holdings, LLC audited by BDO USA, LLP, independent certified public accountants, whose report with respect thereto is included elsewhere in this prospectus.

The historical condensed consolidated interim balance sheet information of Las Vegas Land Holdings, LLC as of March 31, 2014 and condensed consolidated interim statement of operations information for the three months ended March 31, 2014 used in the preparation of the unaudited pro forma condensed consolidated statements of operations information and unaudited pro forma condensed consolidated balance sheet information have been derived from the historical condensed consolidated interim financial statements of Las Vegas Land Holdings, LLC.

	Three Months Ended March 31,			Year Ended December 31,
(dollars in thousands, except as noted under Other Operating Information)	Pro Forma(1) 2014	2014	2013	Pro Forma(1) 2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated Statement of Operations Data:
Home sales revenues	$64,643	$49,671	$24,717	$245,386	$171,133	$96,030
Land sale revenues	233	—	—	1,272	—	—

Total home and land sale revenues	64,876	49,671	24,717	246,658	171,133	96,030
Cost of home sale revenues	48,086	37,274	18,499	186,896	129,651	75,448
Cost of land sale revenues	117	—	—	593	—	—

Total cost of home and land sale revenues	48,203	37,274	18,499	187,489	129,651	75,448

Gross margin from home and land sales	16,673	12,397	6,218	59,169	41,482	20,582
Golf course and other revenue	2,404	—	—	8,172	—	—
Cost of golf course and other revenue	1,690	—	—	8,271	—	—

Gross margin from golf course and other revenue	714	—	—	(99)	—	—

Selling general and administrative	9,815	7,003	3,276	33,951	23,622	13,496

Operating income	7,572	5,394	2,942	25,119	17,860	7,086

Other income (expense)	(318)	(198)	85	(203)	213	353

Income before tax expense	7,254	5,196	3,027	24,916	18,073	7,439

Income tax expense	2,539	1,828	—	7,410	5,015	—
Deferred taxes on conversion to a corporation	—	—	—	627	627	—

Consolidated net income	4,715	3,368	3,027	16,879	12,431	7,439

Net income attributable to the noncontrolling interests	—	—	52	52	52	1,301

Income attributable to common stockholders	$4,715	$3,368	$2,975	$16,827	$12,379	$6,138

Basic and diluted earnings per share	$0.27	$0.20		$1.30	$0.95

Select Balance Sheet Data (end of period):
Cash and cash equivalents	$20,134	$185,134	$7,165	$43,998	$109,998	$7,897
Inventories	335,273	197,104	87,039	343,169	184,072	77,305
Total assets	415,557	410,073	100,242	418,319	312,639	90,673
Total debt	102,000	100,500	52,051	102,195	1,500	33,206
Total liabilities	140,337	134,853	73,828	146,763	41,083	66,112
Total equity	275,220	275,220	26,414	271,556	271,556	24,561

Other Financial Data:
EBITDA(2)	$8,292	$5,755	$3,387	$29,321	$20,531	$9,064
EBITDA margin	12.8%	11.6%	13.7%	11.9%	12.0%	9.4%
Adjusted EBITDA(2)	$9,599	$6,446	$3,387	$31,231	$21,639	$9,064
Adjusted EBITDA margin	16.2%	13.0%	13.7%	13.9%	12.6%	9.4%

	Three Months Ended March 31,			Year Ended December 31,
(dollars in thousands, except as noted under Other Operating Information)	Pro Forma(1) 2014	2014	2013	Pro Forma(1) 2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other Operating Information:
Number of homes delivered	177	128	79	704	448	336
Average sales price of homes delivered (actual; not in thousands)	$365,215	$388,055	$312,873	$345,560	$381,994	$285,802
Cancellation rates	14%	15%	21%	15%	20%	17%
Backlog at end of period, number of homes	313	256	190	278	222	148
Backlog at end of period, aggregate sales value (in thousands)	$139,769	$122,321	$72,027	$120,009	$103,250	$51,562
Net new home orders	211	161	121	778	517	415
Average selling communities	26	23	15	22	19	13

(1)	For information regarding the unaudited pro forma information reflecting the LVLH Acquisition, see the unaudited pro forma financial statements beginning on Page F-58.
(2)	EBITDA represents net income attributable to Century Communities, Inc. before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. These adjustments are itemized below. We believe that the presentation of EBITDA and Adjusted EBITDA included in this offering memorandum provides useful information to investors with which to analyze our operating trends and performance. In addition, we believe that EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present EBITDA and Adjusted EBITDA measures when reporting their results. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as an alternative to net income as a measure of performance or to net cash flows provided by (used in) operations as a measure of liquidity.

A reconciliation of net income to EBITDA and Adjusted EBITDA for the periods presented is as follows:

	Three Months Ended March 31,			Year Ended December 31,
(dollars in thousands)	Pro Forma 2014	2014	2013	Pro Forma 2013	2013	2012
Net income	$4,715	$3,368	$3,027	$16,827	$12,431	$7,439
Income tax expense	2,539	1,828	—	7,410	5,015	—
Deferred taxes on conversion to a corporation	—	—	—	627	627	—
Interest amortized to cost of homes closing	164	76	288	1,906	1,521	1,429
Interest expense	34	—	—	158	—	—
Depreciation and amortization	840	483	72	2,393	937	196

EBITDA	$8,292	$5,755	$3,387	$29,321	$20,531	$9,064
Non-cash compensation expenses	296	296	—	735	735	—
Non-recurring expenses	1,011	395	—	1,175	373	—

Adjusted EBITDA	$9,599	$6,446	$3,387	$31,231	$21,639	$9,064

In addition, other companies may define EBITDA and Adjusted EBITDA differently and, as a result, our measures of EBITDA and Adjusted EBITDA may not be directly comparable to EBITDA or Adjusted EBITDA of other companies. Furthermore, each of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our provision for income taxes, which may vary significantly from period to period;

•	non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating ongoing operating performance for a particular period;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following in conjunction with the sections of this prospectus entitled “Risk Factors,” “Cautionary Note Concerning Forward-Looking Statements,” “Selected Financial Data,” and “Our Business” and our historical financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including our acquisition of Jimmy Jacobs in September 2013, our acquisition of LVLH in April 2014, our usage of our line of credit, and those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We are engaged in the development, design, construction, marketing and sale of single-family attached and detached homes in the greater Denver, Colorado metropolitan area and, more recently, in the greater Austin and San Antonio, Texas and Las Vegas, Nevada metropolitan areas, under the Century Communities name. In many of our projects, in addition to building homes, we are responsible for the entitlement and development of the underlying land.

We build and sell an extensive range of home types across a variety of price points. Our emphasis is on acquiring well located land positions and offering quality homes with innovative design elements. We are one of the top 50 largest homebuilders in the United States (as ranked among public and private companies by Builder Magazine based on total revenue in 2013).

Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, formed our predecessor company in 2002 and sold a 50% interest in the Company to the Woodside Group, at the time one of the country’s largest private homebuilders, for a valuation in excess of three times the Company’s book value. From 1996 to 2000, Dale Francescon and Robert Francescon served as Co-Division Presidents in Denver for D. R. Horton, the largest homebuilder in the United States. During their tenure at D. R. Horton, we believe that the Denver division consistently generated the highest return of any operating division within D.R. Horton based on return on assets. During their tenure, the division delivered increased revenues each year culminating at approximately $100 million per year, while achieving average gross margins of 28% and average pre-tax margins of 18%. Prior to serving as Co-Division Presidents at D.R. Horton, Dale Francescon and Robert Francescon owned and operated Trimark Communities when it was the largest builder of attached for-sale homes in Colorado. In 1996, Dale Francescon and Robert Francescon sold Trimark Communities to D.R. Horton for a valuation in excess of three times its book value.

Overview and Outlook

During the three months ended March 31, 2014, the housing market continued to show signs of improvement driven by rising consumer confidence, historically high housing affordability metrics, and reduced home inventory levels. Colorado and most Western U.S. markets have shown significant indicators of a sustainable housing recovery. The following key operating metrics improved substantially for us during the quarter ended March 31, 2014, as compared to the same period in 2013: net home sales increased by 31%, deliveries increased by 62%, revenue increased by 101%, backlog units increased by 35%, and backlog value increased by 70%.

Basis of Presentation

Our consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries and have been prepared in accordance with GAAP as contained within the Financial Accounting Standards Board (which we refer to as “FASB”) Accounting Standards Codification (which we refer to as “ASC”).

Results of Operations

During the quarter ended March 31, 2014, we delivered 128 homes, with an average sales price of $388,055. During the same period, we generated approximately $49.7 million in revenue, approximately $5.2 million in pre-tax net income, and approximately $3.4 million in net income. For the quarter ended March 31, 2014, our net sales orders totaled 161 homes, a 33% increase over the same period in 2013. At March 31, 2014, we had a backlog of 256 sold but unclosed homes, a 35% increase over the same period in 2013, consisting of approximately $122.3 million in sales value, a 70% increase over the same period in 2013.

The average sales prices of homes during each period presented, including the increase in the average sales price of homes in backlog, are the result of changes to the mix of typical homes delivered and sold during those periods. The average sales price of homes may increase or decrease depending on the mix of typical homes delivered and sold during such period. These changes in the average sales prices of homes are part of our natural business cycle.

Revenues

We generate revenue primarily through the closing of homes. We recognize revenue on homes when they are completed and title to and possession of the property have been transferred to the homebuyer. All customer deposits are treated as liabilities.

We also serve as the general contractor for custom homes in our Texas operating segment, where the customers, and not the Company, own the underlying land. We recognize revenue for these contracts on a percentage of completion method.

Inventories and Cost of Sales

Inventories include the cost of land acquisition, land development, and home construction costs, including interest, real estate taxes, and certain direct and indirect overhead costs related to development and construction. For those communities for which construction and development activities have been idled, applicable interest and real estate taxes are expensed as incurred. Cost of sales for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot based upon the total number of homes expected to be closed in each community.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent salaries and benefits, internal and external commissions, property taxes, advertising and marketing, a management fee, rent and lease expense, depreciation, and other administrative items, and are recorded in the period incurred.

Non-Recurring Compensation Expenses

We have entered into employment agreements with Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, pursuant to which we will be required to pay bonuses relating to the registration of our common stock in accordance with the registration rights agreement we entered into in connection with the May 2013 private offering and private placement. Each of Dale Francescon and Robert Francescon will be entitled to be paid a cash bonus of $250,000 by us if we file with the SEC a shelf registration statement relating to the registration for resale of the shares of our common stock sold in our May 2013 private offering and private placement, and the SEC declares the registration statement effective on or before June 30, 2014. We have filed with the SEC a registration statement on Form S-1 for this offering and for the resale of the registrable shares that are not sold by the selling stockholders in this offering, and this prospectus forms a part of that registration statement. Each of Dale Francescon and Robert Francescon should earn this bonus upon completion of this offering. We expect to incur approximately $500,000 in selling, general and administrative expense for the three months ending June 30, 2014 related to these arrangements.

David Messenger, our Chief Financial Officer, will be entitled to be paid a cash bonus of $125,000 by us upon the completion of our initial public offering, which he will earn upon the completion of this offering. We expect to incur approximately $125,000 in selling, general and administrative expense for the three months ending June 30, 2014 related to this arrangement.

Other Income (Expense)

Other income (expense) consists of interest income, interest expense, costs incurred for business acquisitions, income from a rental property, forfeited deposits, and income earned from a third-party mortgage company for referrals of our homebuyers.

The historical financial data presented below are not necessarily indicative of the results to be expected for any future period.

Consolidated Financial Data

(dollars in thousands, except as noted under Other Operating Information)	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(unaudited)
Consolidated Statement of Operations:
Home sales revenues	$49,671	$24,717	$171,133	$96,030
Cost of sales	37,274	18,499	129,651	75,448

Gross margin	12,397	6,218	41,482	20,582
Selling, general and administrative	7,003	3,276	23,622	13,496

Operating income	5,394	2,942	17,860	7,086
Other income (expense)	(198)	85	213	353

Income before tax expense	5,196	3,027	18,073	7,439
Income tax expense	1,828	—	5,015	—
Deferred taxes on conversion to a corporation	—	—	627	—

Consolidated net income of Century Communities, Inc.	3,368	3,027	12,431	7,439
Income attributable to the non-controlling interests	—	52	52	1,301

Income attributable to common stockholders	$3,368	$2,975	$12,379	$6,138

Basic and diluted earnings per share	$0.20	$—	$0.95	$—
Pro-forma basic and diluted earnings per share(1)	$0.31	$0.27	$0.93	$0.82
Balance Sheet Data (end of period):
Cash and cash equivalents	$185,134	$7,165	$109,998	$7,897
Inventories	197,014	87,039	184,072	77,305
Total assets	410,073	100,242	312,639	90,673
Total debt	100,500	52,051	1,500	33,206
Total liabilities	134,853	73,828	41,083	66,112
Equity	275,220	26,414	271,556	24,561
Other Operating Information:
Number of homes delivered	128	79	448	336
Average sales price of homes delivered (actual; not in thousands)	$388,055	$312,873	$381,994	$285,802
Cancellation rates	11%	21%	20%	17%
Backlog at end of period, number of homes	256	190	222	148
Backlog at end of period, aggregate sales value (in thousands)	$122,321	$72,027	$103,250	$51,562
Net new home orders	163	121	517	415
Average selling communities	23	15	19	13

(1)	For information regarding the unaudited pro-forma adjustments, see Notes 14 and 20 to our consolidated financial statements for the quarters ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012, respectively.

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Net New Home Orders and Backlog

	Three Months Ended March 31,		Increase (Decrease)
	2014	2013	Amount	%
	(unaudited)
Net new home orders	161	121	40	33.1%
Number of cancellations	28	33	(5)	(15.2%)
Cancellation rate	15%	21%	(6%)	(28.6%)
Average selling communities	23	15	8	53.3%
Selling communities at end of period	23	16	7	43.8%
Backlog at end of period, aggregate sales value (in thousands)	$122,321	$72,027	$50,294	69.8%
Backlog (units)	256	190	66	34.7%
Average sales price of backlog	$477,815	$379,088	$98,727	26.0%

Net new home orders (new home orders net of cancellations) for the three months ended March 31, 2014 increased by 40 homes, or 33.1%, to 161, compared to 121 for the three months ended March 31, 2013. The increase in our net new home orders was driven by positive market conditions as well as our entry into the Texas market through the acquisition of Jimmy Jacobs which occurred in the third quarter of 2013, and comprises our Texas operating segment. Our Texas operating segment contributed 24 net new home orders for the three months ended March 31, 2014. Our overall “absorption rate” (the rate at which home orders are contracted, net of cancellations) for the three months ended March 31, 2014 was an average of 23 per selling community (2.3 monthly), compared to an average of 15 per selling community (2.7 monthly) for the three months ended March 31, 2013. Our cancellation rate of buyers who contracted to buy a home but did not close escrow (as a percentage of overall orders) was approximately 14.8% for the three months ended March 31, 2014, compared to 21.4% for the three months ended March 31, 2013. The decrease in our cancellation rate was not due to any one significant factor but was the result of general market activity during this period.

We experienced substantial order growth due to an increase in our average selling community count, primarily as the result of an overall improvement in market sentiment, including from our Texas operating segment which are not in the comparable period. Our average number of selling communities increased by eight communities to 23 for the three months ended March 31, 2014, from 15 for the three months ended March 31, 2013. The increase in net new home orders positively impacted our number of homes in backlog.

Backlog reflects the number of homes, net of actual cancellations experienced during the period, for which we have entered into a sales contract with a customer but for which we have not yet delivered the home. Homes in backlog are generally closed within one to six months, although we may experience cancellations of sales contracts prior to closing. Backlog units increased by 66 homes, or 34.7%, to 256 as of March 31, 2014, as compared to 190 as of March 31, 2013, primarily driven by an increase in the number of selling communities, including those in our Texas operating segment, which contributed 93 homes to backlog at March 31, 2014. The dollar value of backlog increased $50.3 million, or 69.8%, to $122.3 million as of March 31, 2014 from $72.0 million as of March 31, 2013. The increase in dollar value of backlog reflects an increase in the number of homes in backlog and an increase in the average sales price of homes in backlog. Our average sales price of homes in backlog increased $98,727, or 26%, to $477,815 for the three months ended March 31, 2014, compared to $312,873 for the three months ended March 31, 2013, due to rising sales prices generally, the introduction of new product at new communities with a shift to larger square footage homes with corresponding higher average sales prices in the 2014 period, and our expansion into markets within Texas which generally have a higher price point. The increase in the average sales price of homes in backlog is not the result of a new strategy of focusing on new or different segments of the homebuilding market, but is the result of changes to the mix of typical homes delivered and sold during the period. The average sales price of homes may decrease back down depending on the mix of typical homes delivered and sold during a period. These changes in the average sales price of homes are a part of the Company’s natural business cycle.

Home Sales Revenue and New Homes Delivered

	Three Months Ended March 31,		Increase
	2014	2013	Amount	%
New homes delivered	128	79	49	62.0%
Home sales revenue (dollar value in thousands)	$49,671	$24,717	$24,954	101.0%
Average sales price of homes delivered	$388,055	$312,873	$75,182	24.0%

New home deliveries increased by 49 homes, or 62.0%, to 128 during the three months ended March 31, 2014, from 79 during the three months ended March 31, 2013. The increase in new home deliveries was primarily attributable to the increase in net new home orders. Of the 128 deliveries during the three months ended March 31, 2014, 26 were delivered by our Texas operating segment.

Home sales revenue increased $25.0 million, or 101.0%, to $49.7 million for the three months ended March 31, 2014 from $24.7 million for the three months ended March 31, 2013. The increase in revenue was primarily attributable to: (1) a 62% increase in homes delivered to 128 for the three months ended March 31, 2014, from 79 for the three months ended March 31, 2013, and (2) an increase in average sales price of $75,182 per unit to $388,055 for the three months ended March 31, 2014, from $312,873 for the three months ended March 31, 2013. Our Texas operating segment contributed $13.8 million of home sales revenues during the three months ended March 31, 2014.

Homebuilding Gross Margin

Homebuilding gross margin represents home sales revenue less cost of home sales. Our homebuilding gross margin percentage remained consistent at 25.0% for the three months ended March 31, 2014 as compared to 25.2% for the three months ended March 31, 2013. Our significant components of cost of sales are land and land development, direct vertical costs of construction and interest and other indirect costs.

The following table outlines the percentages of each of these components as a total of cost of sales.

	Three Months Ended March 31,
	2014	2013
Land and land development	17%	17%
Direct vertical costs of construction	79%	79%
Interest and other indirect costs	4%	4%

In the following tables, we calculate our gross margins adjusting for interest costs so that we can be compared more accurately with our peer group.

	Three Months Ended March 31,
	2014	%	2013	%
Home revenues	$49,671	100.0%	$24,717	100%
Cost of home revenues	37,274	75.0%	18,499	74.8%

Homebuilding gross margin	12,397	25.0%	6,218	25.2%
Add: Interest on cost of home sales	76	0.1%	288	1.1%

Adjusted homebuilding gross margin(1)	$12,473	25.1%	$6,506	26.3%

(1)	Non-GAAP financial measure.

Excluding interest on cost of home sales, our adjusted homebuilding gross margin percentage was 25.1% for the three months ended March 31, 2014, compared to 26.3% for the three months ended March 31, 2013. We believe this information is meaningful as it isolates the impact that indebtedness has on homebuilding gross margin and permits investors to make better comparisons with our competitors, who adjust gross margins in a similar fashion.

Inventories and Cost of Sales

Cost of sales increased $18.8 million, or 101.5%, to $37.3 million for the three months ended March 31, 2014, from $18.5 million for the three months ended March 31, 2013. The increase in cost of sales was primarily attributable to (1) a 53.3% increase in the average number of selling communities, and (2) a 62.0% increase in the number of homes delivered for the three months ended March 31, 2014, compared to the three months ended March 31, 2013.

Selling, General and Administrative Expense

	Three Months Ended March 31,		As a Percentage of Home Sales Revenue for the Three Months Ended March 31,
	2014	2013	2014	2013
Selling, general and administrative	$7,003	$3,276	14.1%	13.3%

We expect that our selling, general and administrative expense as a percentage of home sales revenue will decrease in the future as our increase in new home deliveries from growth in our community count generates increased home sales revenue. Our selling, general and administrative expenses as a percentage of home sales revenue was 14.1% and 13.3% for the three months ended March 31, 2013 and 2013, respectively.

Selling, general and administrative expenses increased $3.7 million or 113.8%, to $7.0 million during the three months ended March 31, 2014, from $3.3 million for the three months ended March 31, 2013. The increase was primarily attributable to (1) an increase of $1.9 million in our compensation-related expenses, including incentive compensation, resulting largely from a 121% increase in our headcount to 190 employees as of March 31, 2014 compared to 86 as of March 31, 2013, (2) an increase of $0.6 million in commission expense resulting from a 101.0% increase in home sales revenue, and (3) moderate increases in outside professional services, depreciation, travel and other miscellaneous expenses related to increased operations from our growth in the three months ended March 31, 2014.

Other Income (Expense)

Other income (expense) decreased by $0.3 million to an expense of $0.2 million for the three months ended March 31, 2014, from income of $0.1 million for the three months ended March 31, 2013. The decrease was driven by expenses of $0.4 million incurred in connection with our acquisition of LVLH, which was partially offset by an increase in interest income of $0.1 million as a result of our higher cash balances during the period.

Income Before Tax Expense

As a result of the foregoing factors, income before tax expense increased by $2.2 million, or 71.7%, for the three months ended March 31, 2014 to $5.2 million from $3.0 million for the same period in 2013.

Income Tax (Expense)

Income tax expense increased during the period as a result of our conversion from a limited liability company to a C corporation in April 2013. Our income tax expense for the quarter ended March, 31 2014 is reflective of our estimated annual tax rate of 35%.

Non-Controlling Interest

Net income associated with a non-controlling interest decreased $0.1 million for the three months ended March 31, 2014, as compared to the three months ended March 31, 2013. The decrease was a result of the redemption of the non-controlling interests. These non-controlling interests were in two entities formed by our Co-Chief Executive Officers and board members, Dale Francescon and Robert Francescon, to purchase two communities. We held a controlling minority interest in each entity. The final homes in each community were closed in the first quarter of 2013, at which point we allowed our interests to be redeemed.

Net Income

Net income increased by $0.4 million, or 13.2%, for the three months ended March 31, 2014 to $3.4 million from $3.0 million for the same period in 2013. In April 2013, we converted into a corporation from a limited liability company, at which time we became a taxable entity. As such, our net income for the three months ended March 31, 2013 did not include any tax expense, and as a result, our income before tax expense increased at a greater rate than our net income period over period.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net New Home Orders and Backlog

	Year Ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
Net new home orders	517	415	102	24.6%
Number of cancellations	128	84	44	52.4%
Cancellation rate	20%	17%
Average selling communities	19	13	6	46.2%
Selling communities at end of period	23	14	9	76.9%
Backlog (dollar value in thousands)	$103,250	$51,562	$51,688	100.2%
Backlog (units)	222	148	74	50.0%
Average sales price of backlog	$465,090	$348,395	$116,695	33.5%

Net new home orders (new home orders net of cancellations) for the year ended December 31, 2013 increased by 102 homes, or 24.6%, to 517, compared to 415 for the year ended December 31, 2012. Our overall absorption rate for the year ended December 31, 2013 was an average of 24.0 per selling community (2.0 monthly), compared to an average of 31.9 per selling community (2.7 monthly) for the year ended December 31, 2012. The decrease in our absorption rate was primarily due to the opening of new communities during 2013. Our cancellation rate of buyers who contracted to buy a home but did not close (as a percentage of overall orders) was approximately 20% for the year ended December 31, 2013, compared to 17% for the year ended December 31, 2012. The increase in our cancellation rate was not due to any one significant factor but was the result of general market activity during this period.

We experienced substantial order growth due to an increase in our average selling community count, primarily as the result of an overall improvement in market sentiment. Our average number of selling communities increased by six communities, from 13 for the year ended December 31, 2012 to 19 for the year ended December 31, 2013. The increase in net new home orders positively impacted our number of homes in backlog.

Backlog units increased by 74 homes, or 50%, to 222 as of December 31, 2013, as compared to 148 as of December 31, 2012, primarily driven by the 25% increase in net new home orders for the year ended December 31, 2013. The dollar value of backlog increased $51.7 million, or 100%, to $103.3 million as of December 31, 2013 from $51.6 million as of December 31, 2012. The increase in dollar value of backlog reflects an increase in the number of homes in backlog and an increase in the average sales price of homes in backlog. Our average sales price of homes in backlog increased $116,695, or 33.5%, to $465,090 for the year ended December 31, 2013, compared to $348,395 for the year ended December 31, 2012, due to rising sales prices generally and the introduction of new product at new communities with a shift to larger square footage homes with corresponding higher average sales prices in the 2013 period. The increase in the average sales price of homes in backlog is not the result of a new strategy of focusing on new or different segments of the homebuilding market, but is the result of changes to the mix of typical homes delivered and sold during the period. The average sales price of homes may fluctuate depending on the mix of typical homes delivered and sold during a period. These changes in the average sales price of homes are a part of our natural business cycle.

Home Sales Revenue and New Homes Delivered

	Year Ended December 31,		Increase
	2013	2012	Amount	%
New homes delivered	448	336	112	33.3%
Home sales revenue (dollar value in thousands)	$171,133	$96,030	$75,103	78.2%
Average sales price of homes delivered	$381,994	$285,802	$96,192	33.7%

New home deliveries increased by 112 homes, or 33.3%, to 448 during the year ended December 31, 2013, from 336 during the year ended December 31, 2012. The increase in new home deliveries was primarily attributable to the increase in net new home orders.

Home sales revenue increased $75.1 million, or 78.2%, to $171.1 million for the year ended December 31, 2013 from $96.0 million for the year ended December 31, 2012. The increase in revenue was primarily attributable to: (1) a 33.3% increase in homes delivered to 448 for the year ended December 31, 2013, from 336 for the year ended December 31, 2012, and (2) an increase in average sales price of $96,192 per unit to $381,994 for the year ended December 31, 2013, from $285,802 for the year ended December 31, 2012.

Gross Margin

Our gross margin percentage increased to 24.2% for the year ended December 31, 2013 as compared to 21.4% for the year ended December 31, 2012. The increase in margins is primarily due to the increase in new homes delivered and the average sale price increases during 2013.

Our significant components of cost of sales are land and land development, direct vertical costs of construction and interest and other indirect costs.

The following table outlines the percentages of each of these components as a total of cost of sales.

	Years ended
	2013	2012
Land and land development	16%	21%
Direct vertical costs of construction	81%	74%
Interest and other indirect costs	3%	5%

	100%	100%

In the following tables, we calculate our gross margins adjusting for interest costs so that we can be compared more accurately with our peer group.

Excluding interest on cost of home sales, adjusted homebuilding gross margin percentage was 25.1% for the year ended December 31, 2013, compared to 22.9% for the year ended December 31, 2012. We believe this information is meaningful as it isolates the impact that indebtedness has on homebuilding gross margin and permits investors to make better comparisons with our competitors, who adjust gross margins in a similar fashion.

	Year Ended December 31,
	2013	%	2012	%
	(dollar value in thousands)
Home sales revenues	$171,133	100.0%	$96,030	100.0%
Cost of home sales	129,651	75.8%	75,448	78.6%

Gross margin	41,482	24.2%	20,582	21.4%
Add: interest on cost of home sales	1,521	0.9%	1,429	1.5%

Adjusted homebuilding gross margin(1)	$43,003	25.1%	$22,011	22.9%

(1)	Non-GAAP financial measure.

During the years ended December 31, 2013 and 2012, we delivered homes for which the land was originally purchased from entities under common control. We recorded these lots at the carrying basis of the entity under common control. Recording the lots at the carrying basis of the entities under common control as opposed to the purchase price benefitted gross margins by $4.3 million and $3.3 million for the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, lots with a carrying basis, before development costs, of $2.1 million, and $4.4 million, respectively, which were purchased from or contributed by entities under common control, were included in inventories on our consolidated balance sheet.

Cost of Sales

Cost of sales increased $54.2 million, or 71.8%, to $129.7 million for the year ended December 31, 2013, from $75.4 million for the year ended December 31, 2012. The increase in cost of sales was primarily attributable to (1) a 46.2% increase in the average number of selling communities, and (2) a 33.3% increase in the number of homes delivered for the year ended December 31, 2013, compared to the year ended December 31, 2012.

Selling, General and Administrative Expense

	Year Ended December 31,		As a Percentage of Home Sales Revenue for the Year Ended December 31,
	2013	2012	2013	2012
Selling, general and administrative (dollar value in thousands)	$23,622	$13,496	13.8%	14.1%

Selling, general and administrative expense increased $10.1 million, or 75.0%, to $23.6 million for the year ended December 31, 2013, from $13.5 million for the year ended December 31, 2012. The increase was primarily attributable to (1) an increase of $5.5 million in our compensation- and bonus-related expenses resulting from a 132.1% increase in our headcount to 181 employees as of December 31, 2013 compared to 78 as of December 31, 2012, (2) an increase of $2.8 million in commission expense from an increase in the volume of deliveries, (3) settlement of certain construction defect cases in 2013 and (4) other fluctuations in outside professional services, depreciation, travel and other miscellaneous expenses related to increased operations from our growth in 2013. Our selling, general and administrative expenses as a percentage of home sales revenue was 13.8% and 14.1% for the years ended December 31, 2013 and 2012, respectively. We expect that our general and administrative expense as a percentage of home sales revenue will continue to decrease in the near future as our increase in new home deliveries from growth in our community count generates increased home sales revenue.

Other Income (Expense)

Other income (expense), which includes costs incurred for business acquisitions, income from a rental property, forfeited deposits, and income earned from a third-party mortgage company for referrals of our homebuyers, decreased $0.2 million, to $0.2 million for the year ended December 31, 2013, from $0.4 million for the year ended December 31, 2012. The decrease was a result of costs incurred in 2013 associated with the Jimmy Jacobs Acquisition which were partially offset by an increase in interest income.

Non-Controlling Interest

Non-controlling interest decreased $1.2 million to $52 thousand for the year ended December 31, 2013 from $1.3 million for the year ended December 31, 2012. Non-controlling interest decreased as a result of the redemption of our share of our interests in Arista Investors, LLC and Arista Investors II, LLC during the first quarter of 2013.

Net Income

As a result of the foregoing factors, net income for the year ended December 31, 2013 was $12.4 million, compared to net income for the year ended December 31, 2012 of $6.1 million, resulting in an increase of 101.7%.

Lots Owned and Controlled

The table below summarizes our lots owned and controlled as of the dates presented:

Lots Owned and Controlled

Total Lots Owned and Controlled
As of April 1, 2014	10,095
As of December 31, 2013	8,341
As of December 31, 2012	3,072
As of December 31, 2011	2,220

Liquidity and Capital Resources

Overview

Our principal uses of capital for the year ended December 31, 2013 were operating expenses, land purchases, land development, home construction and the payment of routine liabilities. We used funds generated by operations and available borrowings to meet our short-term working capital requirements. We remain focused on generating increasingly positive margins in our homebuilding operations and acquiring desirable land positions in order to maintain a strong balance sheet and keep us poised for growth.

Cash flows for each of our communities depend on their stage in the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, and construction of model homes, roads, utilities, general landscaping and other amenities. Because these costs are a component of our inventory and not recognized in our statement of income until a home closes, we incur significant cash outlays prior to our recognition of earnings. In the later stages of community development, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflow associated with home and land construction was previously incurred. From a liquidity standpoint, we are currently actively acquiring and developing lots in our markets to maintain and grow our lot supply and active selling communities that are strategically located in our core Colorado markets, and in the greater Austin and San Antonio, Texas and Las Vegas, Nevada metropolitan areas. As demand for new homes improves and we continue to expand our business, we expect that cash outlays for land purchases and land development to grow our lot inventory will exceed our cash generated by operations. During the quarter ended March 31, 2014, we delivered 128 homes, acquired 61 lots, spent $3.2 million on land acquisition, and started construction on 201 homes. The opportunity to purchase substantially finished lots in desired locations is becoming increasingly more limited and competitive. As a result, we are spending more dollars on land development, as we are purchasing more undeveloped land and partially finished lots than in recent years.

We exercise strict controls and believe we have a prudent strategy for company-wide cash management, including controls related to cash outlays for land and inventory acquisition and development. As of March 31, 2014, we had $185.1 million of cash and cash equivalents, a $75.1 million increase from December 31, 2013. The increase in our cash position at March 31, 2014 was due to the $99 million draw on our revolving credit facility in March of 2014, which was subsequently used on April 1, 2014 for the LVLH Acquisition. We intend to generate cash from the sale of our inventory net of loan release payments on our notes payable, but we intend to redeploy the net cash generated from the sale of inventory to acquire and develop strategic and well-positioned lots that represent opportunities to generate desired margins, as well as for other operating purposes.

We employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flow from continuing operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we employ prudent leverage levels to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us, and we anticipate that future indebtedness will likewise be recourse.

Our management considers a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets, and the ability of particular assets, and the Company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively capitalized. However, our charter does not contain a limitation on the amount of debt we may incur and our board of directors may change our target debt levels at any time without the approval of our stockholders.

We intend to finance future acquisitions and developments with the most advantageous source of capital available to us at the time of the transaction, which may include a combination of common and preferred equity, secured and unsecured corporate level debt, property level debt and mortgage financing and other public, private or bank debt.

Issuance of $200 Million in Aggregate Principal Amount of Senior Unsecured Notes

In May 2014, we completed a private offering of $200 million in aggregate principal amount of senior unsecured notes due 2022 in reliance on Rule 144A and Regulation S under the Securities Act, where we received net proceeds of approximately $195 million (which we refer to as our “May 2014 senior notes offering”). The notes carry a coupon of 6.875% per annum and were issued at a price equal to 99.239% of their principal amount. We used a portion of the net proceeds from the May 2014 senior notes offering for the repayment of the outstanding balance including accrued interest of $99.2 million under our revolving credit facility, and we intend to use the remainder of the net proceeds for the acquisition and development of land and, to the extent not used for the acquisition and development of land, for general corporate purposes, including development, home construction and other related purposes. Interest only payments on the notes are due semiannually beginning on November 15, 2014.

May 2013 Private Offering and Private Placement

In May 2013, we completed a private offering and a private placement of 12,075,000 shares of our common stock, in reliance on Rule 144A and Regulation S under the Securities Act, and pursuant to the exemption from registration provided in Rule 506 of Regulation D under the Securities Act, where we received net proceeds of approximately $223.8 million (which we refer to as the “May 2013 private offering and private placement”). We used the net proceeds from the May 2013 private offering and private placement for the acquisition and development of land, home construction and other related purposes, including approximately $38 million for debt repayment, $62 million for the acquisition of lots, $19 million for development costs, $16 million for the Jimmy Jacobs Acquisition and to partially fund the LVLH Acquisition.

Revolving Credit Facility

As of March 31, 2014, we were party to a revolving credit facility which has a maximum loan amount of $100.0 million. Our revolving credit facility has a termination date of July 1, 2014 and a maturity date of July 22, 2014. We may borrow under our revolving credit facility for the purpose of financing the construction of residential homes on lots we own in certain approved subdivisions within the state of Colorado. Interest on our unsecured revolving credit facility is paid monthly at an adjustable per annum rate calculated each month as the sum of two and a half percent (2.50%) plus the daily LIBOR rate. As of March 31, 2014, the outstanding principal balance was $99.0 million, the interest rate was 2.60% per annum, we had $0.8 million in outstanding letters of credit, and we had $0.2 million of capacity under our revolving credit facility. Actual interest incurred for the years ending 2013 and 2012 was $1.1 million and $1.7 million, respectively; all such amount was capitalized to inventory.

Concurrently with the closing of the May 2014 senior notes offering, we repaid the outstanding balance including accrued interest of $99.2 million under our revolving credit facility.

Covenant Compliance

Under our revolving credit facility, we are required to comply with certain financial covenants. These financial covenants consist of maintaining (i) a minimum adjusted net worth of $200.0 million, (ii) a ratio of total liabilities to adjusted net worth of 1.50 to 1, (iii) a ratio of land/vacant lots to adjusted net worth of 1.0 to 1, (iv) a minimum liquidity of $20.0 million, (v) interest coverage of 2.0x, and (vi) no operating loss over a rolling four quarter period.

Letters of Credit

Under the terms of our revolving credit facility, we have the ability to issue letters of credit up to $15.0 million. Our borrowing availability under our revolving credit facility is reduced by the amount of letters of credit outstanding. As of March 31, 2014, there was $0.8 million in face amount of letters of credit outstanding under our revolving credit facility, leaving $14.2 million of availability for additional letters of credit.

In addition, we have one other outstanding letter of credit that does not fall under our revolving credit facility for $142,000.

Secured Acquisition and Development Loans and Construction Loans

As of March 31, 2014, we were party to one secured acquisition and development loan agreement to purchase and develop land parcels. As of March 31, 2014, the total aggregate commitment of our acquisition and development loan was approximately $1.5 million, of which $1.5 million was outstanding. The acquisition and development loan will be repaid as lots are released from the loan based upon a specific release price, as defined in the loan agreement. This loan matures in 2016. Interest on the loan is paid quarterly with an interest rate of 3.5%.

Cash Flows—Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

For the three months ended March 31, 2014 as compared to the three months ended March 31, 2013, the comparison of cash flows is as follows:

•	Net cash used in operating activities increased to $18.8 million during the three months ended March 31, 2014 from net cash used of $5.0 million during the three months ended March 31, 2013. The increase in cash used in operations was primarily a result of an increase in real estate inventories of $12.9 million during the three months ended March 31, 2014, compared to an increase of $7.6 million during the three months ended March 31, 2013, primarily driven by the increase in land, land development and homes under construction, partially offset by the increase in home closings and an increase in the average home selling price during the three months ended March 31, 2014 as compared to the three months ended March 31, 2013.

•	Net cash used in investing activities was $5.1 million during the three months ended March 31, 2014, compared to $9 thousand in net cash used during the three months ended March 31, 2013. The change was a result of a non-refundable deposit of $5.0 million for the acquisition of Las Vegas Land Holdings, LLC that occurred in the three months ended March 31, 2014.

•	Net cash provided by financing activities was $99.0 million during the three months ended March 31, 2014 compared to a $4.3 million during the three months ended March 31, 2013. The increase in cash provided by financing activities was the result of our draw of $99.0 million on our revolving credit facility during March 2014 in anticipation of acquiring Las Vegas Land Holdings, LLC.

As of March 31, 2014, our cash balance was $185.1 million.

Cash Flows—Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

For the year ended December 31, 2013 as compared to the year ended December 31, 2012, the comparison of cash flows is as follows:

•	Net cash used in operating activities increased to $67.5 million during the year ended December 31, 2013 from net cash used of $15.9 million during the year ended December 31, 2012. The change was primarily a result of an increase in real estate inventories of $92.3 million during the year ended December 31, 2013, compared to an increase of $28.8 million during the year ended December 31, 2012, primarily driven by the increase in land, land development and homes under construction, partially offset by the increase in home closings and an increase in the average home selling price during the year ended December 31, 2013 as compared to the year ended December 31, 2012.

•	Net cash used in investing activities was $16.3 million during the year ended December 31, 2013, compared to $0.8 million in net cash used during the year ended December 31, 2012. The change was a result of a business combination in 2013.

•	Net cash provided by financing activities increased to $188.8 million during the year ended December 31, 2013 compared to $15.9 million provided during the year ended December 31, 2012. The increase was driven by net proceeds of $223.8 million from our May 2013 private offering and private placement, which was partially offset by payments on outstanding obligations.

As of December 31, 2013, our cash balance was $110.0 million.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our senior credit facility. Outstanding amounts borrowed under our senior credit facility bear interest at a rate equal to LIBOR plus an applicable margin, or “add-on.” As of March 31, 2014, we had $99.0 million outstanding under our revolving credit facility. The remaining $1.5 million of our debt outstanding as of March 31, 2014 consists of an acquisition and development facility, bearing interest at a fixed rate.

Off-Balance Sheet Arrangements and Contractual Obligations

In the ordinary course of business, we enter into land purchase contracts in order to procure lots for the construction of our homes. We are subject to customary obligations associated with entering into contracts for the purchase of land and improved lots. These purchase contracts typically require a cash deposit, and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements, including obtaining applicable property and development entitlements. We also utilize option contracts with land sellers as a method of acquiring land in staged takedowns, to help us manage the financial and market risk associated with land holdings, and to reduce the use of funds from our corporate financing sources. Option contracts generally require payment by us of a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices. We generally have the right at our discretion to terminate our obligations under both purchase contracts and option contracts by forfeiting our cash deposit with no further financial responsibility to the land seller. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related non-refundable cash deposits. As of March 31, 2014, we had outstanding options for 435 lots totaling $27.7 million, and had $4.3 million of non-refundable cash deposits pertaining to land option contracts.

Our utilization of land option contracts is dependent on, among other things, the availability of land sellers willing to enter into option takedown arrangements, the availability of capital to financial intermediaries to finance the development of optioned lots, general housing market conditions, and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain geographic regions.

As of March 31, 2014, we were subject to a purchase commitment of approximately $4.5 million to acquire 59 lots in Austin, Texas upon the seller meeting certain development milestones.

As of March 31, 2014, the outstanding principal balance of our unsecured revolving credit facility was $99.0 million, the interest rate was 2.60% per annum and we had $0.2 million of potential capacity under our unsecured revolving credit facility. As of March 31, 2014, we also were party to a secured acquisition and development loan agreement to purchase and develop land parcels. As of March 31, 2014, the total aggregate of this acquisition and development loan was $1.5 million. We expect that the obligations secured by our unsecured revolving credit facility and the loan agreement generally will be satisfied in the ordinary course of business and in accordance with applicable contractual terms.

Contractual Obligations Table

The following table summarizes our future estimated cash payments under existing contractual obligations, including interest payments on long-term debt, as of March 31, 2014, including estimated cash payments due by period. We do not have any performance specific purchase obligations under any land option agreements as of March 31, 2014.

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt payments of principal and interest	$100,821	$99,253	$1,568	$—	$—
Operating leases	618	328	290	—	—
Purchase obligations	4,460	4,460	—	—	—

Total	$105,899	$104,041	$1,858	$—	$—

Inflation

Our homebuilding operations can be adversely impacted by inflation, primarily from higher land, financing, labor, material and construction costs. In addition, inflation can lead to higher mortgage rates, which can significantly affect the affordability of mortgage financing to homebuyers. While we attempt to pass on cost increases to customers through increased prices, when weak housing market conditions exist, we are often unable to offset cost increases with higher selling prices.

Seasonality

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity in spring and summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to six months to construct a new home, we deliver more homes in the second half of the year as spring and summer home orders convert to home deliveries. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occurs during the second half of the year. We expect this seasonal pattern to continue over the long-term, although it may be affected by volatility in the homebuilding industry.

Significant Accounting Policies

Our financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of costs and expenses during the reporting period. On an ongoing basis, our management evaluates its estimates and judgments, including those which impact our most critical accounting policies. Our management bases its estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. Our management believes that the following accounting policies are among the most important to the portrayal of our financial condition and results of operations and require among the most difficult, subjective or complex judgments:

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include:

•	a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations included in an initial public offering registration statement;

•	an exemption to provide less than five years of selected financial data in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies; and

•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer.

We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. As a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of this exemption is irrevocable.

We have elected to adopt the reduced disclosure requirements described above. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

We will remain an “emerging growth company” until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Principles of Consolidation

The consolidated financial statements include the accounts of (1) the Company, (2) the Company’s wholly owned limited liability companies that own the Company’s development projects, and (3) variable interest entities (which we refer to as “VIE”s) for which the Company is deemed the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities

A legal entity is referred to as a VIE if any of the following conditions exist: (1) the total equity investment at risk is insufficient to permit the legal entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors who cannot make significant decisions about the entity’s operations or who do not absorb their proportionate share of the expected losses or receive the expected returns of the entity.

All facts and circumstances are taken into consideration when determining whether we have variable interests that would deem us the primary beneficiary and, therefore, require consolidation of the related VIE or otherwise rise to the level where disclosure would provide useful information to the users of our financial statements. In many cases, it is qualitatively clear based on whether we have the power to direct the activities significant to the VIE and, if so, whether that power is unilateral or shared, and whether we are obligated to absorb significant losses of or have a right to receive significant benefits from the VIE. In other cases, a more detailed qualitative analysis and possibly a quantitative analysis are required to make such a determination.

We monitor the consolidated and unconsolidated VIEs to determine if any reconsideration events have occurred that could cause any of them to no longer be a VIE. We reconsider whether we are the primary beneficiary of a VIE on an ongoing basis. A previously unconsolidated VIE is consolidated when we become the primary beneficiary. A previously consolidated VIE is deconsolidated when we cease to be the primary beneficiary or the entity is no longer a VIE.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue from all homebuilding activities upon the closing of the sale when title to and possession of the property are transferred to the buyer. All customer deposits are treated as liabilities.

We also serve as the general contractor for custom homes in our Texas operating segment, where the customers, and not the Company, own the underlying land. We recognize revenue for these contracts on a percentage of completion method.

Inventories and Cost of Sales

Inventories include the cost of land acquisition, land development, and home construction costs, including interest, real estate taxes, and certain direct and indirect overhead costs related to development and construction. For those communities for which construction and development activities have been idled, applicable interest and real estate taxes are expensed as incurred. Land acquisition and development costs are allocated to individual lots using an average lot cost determined based on the total expected land acquisition and development costs and the total expected home closings for the community. The specific identification method is used to accumulate home construction costs. In accordance with industry practice, we do not record the direct costs of homes held in inventory until our management has accepted the construction work as having been completed in accordance with the terms of the contract.

Cost of sales for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot based upon the total number of homes expected to be closed in each community. Any changes to the estimated total development costs subsequent to the initial home closings in a community are allocated on a pro-rata basis to the homes in the community benefitting from the relevant development activity, which generally relates to the remaining homes in the community.

When a home sale is closed, we generally have not paid all incurred costs necessary to complete the home. A liability and a charge to cost of sales are recorded for the amount that is determined will ultimately be paid related to completed homes that have been closed. The home construction budgets are compared to actual recorded costs to determine the additional costs remaining to be paid on each closed home. The accrual is monitored by comparing actual costs incurred on closed homes in subsequent months to the amount previously accrued.

We regularly assess the land inventory and communities under development for indicators of potential impairment. If indicators of impairment are present for a community, we perform an impairment evaluation of the community. If it is determined that the carrying value of the inventory is not recoverable the affected inventory is written down to fair value.

Impairment of Real Estate Inventories

We review all of our communities for an indicator of impairment and record an impairment loss when conditions exist where the carrying amount of real estate is not recoverable and exceeds its fair value. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases to gross margins and sales absorption rates, costs in excess of budget, and actual or projected cash flow losses. We prepare and analyze cash flows at the lowest level for which there is identifiable cash flows that are independent of the cash flows of other groups of assets.

If events or circumstances indicate that the carrying amount may be impaired, such impairment will be measured based upon the difference between the carrying amount and the fair value of such assets determined using the estimated future discounted cash flows, excluding interest charges, generated from the use and ultimate disposition of the respective real estate inventories. Such losses are reported within costs of sales.

When estimating undiscounted cash flows, we make various assumptions, including: the expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives offered by us or other builders in other communities, and future sales prices adjustments based on market and economic trends; the costs incurred to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction, and selling and marketing costs; any alternative product offerings that may be offered that could have an impact on sales, sales prices and/or building costs; and alternative uses for the property.

For the three months ended March 31, 2014 and 2013, and for the years ended December 31, 2013 and 2012, the following table shows the number of communities for which we identified an indicator of impairment and therefore tested for whether an impairment existed, compared to the total number of communities that existed during such period. For all periods, we did not identify any communities for which the undiscounted cash flows were not substantially in excess of the carrying values and for which potential future impairments, individually or in the aggregate, could materially impact operating results and/or total equity.

	Number of Communities Tested for Impairment	Total Number of Existing Communities
Three months ended March 31, 2014	4	77
Three months ended March 31, 2013	4	39
Year ended December 31, 2013	4	77
Year ended December 31, 2012	4	39

Stock-Based Compensation

We account for share-based awards in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. ASC 718 requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees. As our common stock is not actively traded in a liquid primary market, the determination of the fair value of our restricted stock awards requires the judgment of our management. Accordingly, we first consider transactions in our common stock by qualified institutional buyers in the secondary market subsequent to our May 2013 private offering and private placement. We take into consideration various factors to determine whether the closing price of our common stock in the secondary market is an accurate representation of the fair value of the restricted stock awards. These considerations include, but are not limited to, the timing of transactions in the secondary market and the elapsed time from the relevant grant date (if any), the volume of transactions in the secondary market, and the level of information available to the investors. To the extent we believe that the closing price of our common stock in the secondary market is not an accurate representation of the fair value of the restricted stock award, we also consider observable trends in stock prices of our publicly traded peers since our May 2013 private offering and private placement, as well as internal valuations based on our most recent forecasts, in determining the grant date fair value of the restricted stock award.

During the year ended December 31, 2013, we granted 0.2 million shares of restricted stock at a weighted average grant date fair value of $19.57. Of the shares granted during the year ended December 31, 2013, 133,500 were granted at the time of our May 2013 private offering and private placement. We determined that the grant date fair value of these restricted stock awards was equal to $20.00, the offering price per share in our May 2013 private offering and private placement, as the transactions were for identical securities and occurred on the same date, in an orderly market.

No stock-based compensation awards were granted during the three months ended March 31, 2014.

Income Taxes

Prior to our conversion to a Delaware corporation in April 2013, we were not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss was reported to the individual members for inclusion in their respective tax returns and no provision for federal and state income taxes was included in the accompanying financial statements for that period. With a few immaterial exceptions, we were not subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009. Once we converted into a Delaware corporation on April 30, 2013, we became subject to state, federal, and local income taxes.

We account for income taxes in accordance with ASC 740, “Tax Provision,” and other, applicable authoritative pronouncements. Judgment is required in determining our provision for income taxes. In the normal course of business, we may engage in numerous transactions every day for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in taxable income or deducted as an expense) is uncertain. Additionally, the tax returns we file are subject to audit and investigation by the Internal Revenue Service and certain states in the United States. We anticipate that our effective tax rate after this offering will be approximately 35-38%.

ASC 740, “Accounting for Uncertainty in Income Taxes,” clarifies the accounting for uncertainty in tax positions. ASC 740 requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. These provisions will not have a material impact on our financial condition or results of operations.

Related Party Transactions

During the period beginning on January 1, 2011 to the date of this prospectus, we entered into or participated in several related party transactions. These transactions frequently involved the sale of land from Dale Francescon and Robert Francescon, our Co-Chief Executive Officers and board members, or entities controlled by them, to the Company. These transactions typically occurred either because we did not have the liquidity to purchase prime land that became available or because certain acquisition opportunities would have required us to purchase more land than we needed at one time for our home building activities. When this occurred Dale Francescon and Robert Francescon, or entities controlled by them, would purchase the land to sell to us at a later date and, if necessary, in smaller increments. Each transaction for the sale and/or purchase of land was priced at its fair market value as determined by our management taking into account one or more of the following: (i) independent third party appraisals, (ii) independent third party broker opinions of value, (iii) offers received from unrelated third parties, or (iv) calculation of residual land value resulting from homebuilding activities. We do not have any ongoing contractual commitments as a result of these transactions nor do we anticipate any going forward. See “Certain Relationships and Related Party Transactions” for a more detailed description of our transactions with related parties.

Las Vegas Land Holdings—Results of Operations

The historical financial data presented below are not necessarily indicative of the results to be expected for any future period. See additional discussion below regarding the expected impact on future gross margins of purchase accounting adjustments required as a result of recording inventories at fair value.

Consolidated Financial Data

	Three Months Ended March 31,		Year Ended December 31,
(dollars in thousands, except amounts under Other Operating Information)	2014	2013	2013	2012
	(unaudited)
Consolidated Statement of Operations:
Home sales revenue	$14,972	$13,630	$74,253	$50,100
Other revenues	2,637	2,205	9,444	9,993

Total operating revenues	17,609	15,835	83,697	60,093

Construction and land costs	8,526	9,117	45,950	35,164
Other costs and expenses	4,444	3,885	18,512	19,168

Total costs and expenses	12,970	13,002	64,462	54,332

Operating income	4,639	2,833	19,235	5,761

Total other expenses	(120)	(63)	(397)	(1,333)

Net income	$4,519	$2,770	$18,838	$4,428

Select Balance Sheet Data (end of period):
Inventories	$79,767	$79,303	$79,303	$81,768
Total assets	112,594	103,825	103,825	104,340
Total liabilities	31,335	27,356	27,355	43,937
Members’ Equity	81,259	76,469	76,470	60,403

Other Operating Information:
Gross margin from home sales revenue	43.0%	33.1%	38.1%	29.8%
Number of homes delivered	49	51	256	197
Average sales price of homes delivered	$305,551	$267,255	$290,050	$254,315

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Results of Operations

During the three months ended March 31, 2014, LVLH delivered 49 homes, with an average sales price of $305,551, generating home sales revenue of $15.0 million, $4.6 million in operating income and $4.5 million in net income. During the three months ended March 31, 2013, LVLH delivered 51 homes, with an average sales price of $267,255, generating home sales revenue of $13.6 million, $2.8 million in operating income and $2.8 million in net income.

Gross profit from home sales revenue, which we define for LVLH as home sales revenue less construction and land costs divided by home sales revenue, was 43.0% and 33.1% for the three months ended March 31, 2014 and 2013, respectively. The historical gross margins of LVLH exceed those of the Company for the applicable periods primarily as a result of LVLH’s basis in land inventory, which was acquired in 2010 from the Rhodes Company, LLC and its affiliates (the predecessor entities to LVLH) pursuant to their plan of reorganization under Chapter 11 of Title II of the United States Code.

Home Sales Revenues and Gross Margin from Home Sales Revenue

Home sales revenue increased to $15.0 million for the three months ended March 31, 2014 from $13.6 million for the three months ended March 31, 2013 as a result of an increase of 14.3% in the average sales prices of homes delivered. This increase was partially offset by a 3.9% decrease in the number of homes delivered between periods. The average sales price of homes increased as a result of the mix of homes delivered during each period, as well as overall price appreciation from favorable market conditions. The increase in gross margin from home sales revenue is attributable to the increase in average sales price between periods.

Other Revenues

Other revenues consist of revenues from the operations of two golf courses, raw land sales and management fees from operations of home owners associations. Other revenues increased to $2.6 million for the three months ended March 31, 2014 from $2.2 million for the three months ended March 31, 2013. The increase is a result of an increase of $0.2 million increase in revenues from golf course operations as a result of an increase in the number of rounds played, as well as a $0.2 million increase in raw land sales revenues.

Construction and Land Costs

Construction and land costs decreased to $8.5 million for the three months ended March 31, 2014 from $9.1 million for the three months ended March 31, 2013. The decrease of $0.6 million, or 6.5%, is a result of the decrease in the number of deliveries between periods, as well as a change in the mix of homes delivered between periods.

Other Costs and Expenses

Other costs and expenses increased to $4.4 million for the three months ended March 31, 2014 from $3.9 million for the three months ended March 31, 2013. The increase was a result of an increase in general and administrative expenses as a result of costs incurred to sell Las Vegas Land Holdings, LLC to the Company.

Year ended December 31, 2013 Compared to the Year Ended December 31, 2012

Results of Operations

During the year ended December 31, 2013, LVLH delivered 256 homes, with an average sales price of $290,050, generating home sales revenue of $74.3 million, $19.2 million in operating income and $18.8 million in net income. During the year ended December 31, 2012, LVLH delivered 197 homes, with an average sales price of $254,315, generating home sales revenue of $50.1 million, $5.8 million in operating income and $4.4 million in net income.

Gross profit from home sales revenue, which we define for LVLH as home sales revenue less construction and land costs divided by home sales revenue, was 38.1% and 29.8% for the years ended December 31, 2013 and 2012, respectively. The historical gross margins of LVLH exceed those of the Company for the applicable periods primarily as a result of LVLH’s basis in land inventory, which was acquired in 2010 from the Rhodes Company, LLC and its affiliates (the predecessor entities to LVLH) pursuant to their plan of reorganization under Chapter 11 of Title II of the United States Code).

Home Sales Revenues and Gross Margin from Home Sales Revenue

Home sales revenue increased to $74.3 million for the year ended December 31, 2013 from $50.1 million for the year ended December 31, 2012 as a result of an increase of 29.9% in number of homes delivered, and a 14.1% increase in the average sales prices of homes delivered. The increase in the number of homes delivered was a result of the increase from two selling communities in 2012 to three selling communities in 2013, as well as favorable overall market conditions which resulted in increased demand across all selling communities. The average sales price of homes increased as a result of the mix of homes delivered during each period, as well as overall price appreciation from favorable market conditions. The increase in gross margin from home sales revenue is attributable to the increase in average sales price between periods.

Other Revenues

Other revenues consist of revenues from the operations of two golf courses, raw land sales and management fees from operations of home owners associations. Other revenues decreased to $9.4 million for the year ended December 31, 2013 from $10.0 million for the year ended December 31, 2012 as a result of a decrease in raw land sales revenues.

Construction and Land Costs

Construction and land costs increased to $46.0 million for the year ended December 31, 2013 from $35.2 million for the year ended December 31, 2012. The increase of $10.8 million, or 30.7%, is a result of the increase in the number of deliveries between periods.

Other Costs and Expenses

Other costs and expenses decreased to $18.5 million for the year ended December 31, 2013 from $19.2 million for the year ended December 31, 2012. The decrease was a result of a decrease in the cost of land sold during the periods.

Outlook

Our acquisition of LVLH will be accounted for as a business combination in accordance with the Company’s accounting policies with the acquired assets and assumed liabilities recorded at their estimated fair values as of April 1, 2014. Based upon our preliminary estimates of the fair value of the assets to be acquired and the liabilities to be assumed, we anticipate recording a significant step up to LVLH’s historical basis for inventories. As homes are delivered in future periods, we anticipate this step up will result in gross margins from home sales revenues that are comparable to the gross margins realized by the Company during the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012.

MARKET OPPORTUNITY

Unless otherwise indicated, all market data included in this prospectus is derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”) based on the most recent data available as of February 2014. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The following information contains forward-looking statements which are subject to uncertainty and you should review “Cautionary Note Concerning Forward-Looking Statements.”

Some of the market data included in this prospectus is derived from the CoreLogic Case-Shiller Index, the Burns Home Value IndexTM, and the Burns Affordability IndexTM. The CoreLogic Case-Shiller Index is the most widely recognized measure of home price appreciation and depreciation, and is frequently used by investors; it is released to the public monthly and quarterly via the CoreLogic website at http://www.corelogic.com/products/case-shiller.aspx. The Burns Home Value IndexTM is a proprietary index developed by JBREC to materially reduce the impact of shifts in the mix of homes sold during a period by using multiple data sources to measure home price appreciation or depreciation across all homes, rather than just those that have been purchased or sold during a given quarter. The Burns Affordability IndexTM is a proprietary index which compares a metropolitan area’s affordability against its own historic affordability dating back to 1981, using income and home price data purchased from third party sources plus mortgage rate data from Freddie Mac. The Burns Home Value IndexTM and the Burns Affordability IndexTM are updated monthly for distribution to research clients of JBREC. The public may purchase research reports from JBREC to gain access to these proprietary indices at a price of $1,500 per month per metropolitan area with a minimum three-month trial commitment. In addition, JBREC occasionally shares portions of the information and analyses from its proprietary indices through its free newsletters, which are posted on JBREC’s website and may be viewed by the public without charge.

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This section contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this section. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this section or contained elsewhere in this prospectus based on the information contained in this section might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projections, including third-party data, contained in this section are accurate; actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.

National Housing Market

The U.S. housing market continues to improve from the cyclical low points reached during the 2008-2009 national recession. Between the 2005 market peak and 2011, new single-family housing sales declined 76%, according to data compiled by the Census Bureau, and median home prices declined 34%, as measured by the CoreLogic Case-Shiller Index. In 2012, some U.S. markets showed early indications of recovery as a result of an improving macroeconomic backdrop and strong housing affordability. According to the Census Bureau, single-family homebuilding permits reached a cyclical low at approximately 419,000 units in 2011 before increasing by 24% to approximately 519,000 in 2012. Single-family permits rose by another 18% to approximately 610,000 in 2013. The single-family median resale home price decreased 5% year-over-year in 2011 followed by a 7% increase in 2012 and 11% increase in 2013, according to data compiled by the National Association of Realtors, which is influenced by the mix of homes sold. According to the Census Bureau, growth in new home sales outpaced growth in existing home sales from 2011 through 2013, increasing 40% versus 19% for existing homes.

Strong housing markets have historically been associated with favorable affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, low mortgage rates, increases in renters that qualify as homebuyers and locally based dynamics such as higher housing demand relative to housing supply. Many markets across the United States are experiencing a number of these positive trends. Relative to long-term historical averages, data compiled by the BLS and the Census Bureau shows that the U.S. economy is creating more jobs than homebuilding permits issued and the inventory of resale and new unsold homes is low compared to recent periods. Affordability remains better than normal nationally, with the median housing payment claiming 29.2% of the median income as of December 2013, compared to the historical median at 32.5%; however, affordability weakened in 2013 from rising home prices and mortgage rates, and some metropolitan areas cannot be considered more affordable than normal.

Despite recent momentum, the U.S. housing market has not fully recovered from the 2008-2009 recession as consumer confidence remains below average levels, mortgage underwriting standards have tightened, and the number of delinquent mortgages remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

The U.S. housing market is in phase three of a supply-constrained housing recovery, as described below:

•	Phase 1—job growth begins.

•	Phase 2—price appreciation occurs among low-priced homes in foreclosure, increasing resale prices to the point where purchasing a new home provides a good value compared to purchasing an existing home. Reduced resale inventory and great affordability fuel a surge in demand for new homes during this recovery.

•	Phase 3—strong demand and limited supply lead to considerable price appreciation in land-constrained markets and a resurgence in construction activity in markets with sufficient land supplies. Price appreciation allows discretionary buyers to sell their existing homes and potentially purchase a new home.

While conditions are improving, significant future growth is required to return to pre-recession housing market conditions.

•	Construction starts, as measured by the Census Bureau through December 2013, were at 999,000 units per year. This represents 67% of a recovery to a level of 1.5 million annual starts, which is comparable to housing starts in 2000, a year that is reflective of a more stable market. Permits issued through December 2013 are more than twice the level of the low of 478,000 annual starts in April 2009.

•

Existing home sales reached 4,870,000 annualized transactions through December 2013 as measured by the National Association of Realtors. This volume is in line with JBREC’s estimates for a stable volume based on the ratio of existing home sales activity per household during the late 1980s and

1990s, when the resale housing market was in a more balanced environment and many economic variables were near historical averages. Existing home sales had fallen to an annualized rate of 3,300,000 transactions in July 2010.

•	New home sales were at 414,000 annualized transactions through December 2013, as measured by the Census Bureau, representing 52% of a recovery to a level of 800,000 annual transactions. JBREC estimates this volume to be a stable level based on new home sales activity during the late 1990s, when the new home market was in a more balanced environment and many economic variables were near historical averages. New home sales had fallen to 306,000 annualized transactions in 2011.

•	Home affordability for the nation as measured by the Burns Affordability Index™ reached its most favorable levels during the housing downturn as prices and mortgage rates declined. A combination of rising prices and mortgage rates has already increased the cost of housing relative to incomes of U.S. homebuyers, and JBREC believes that this trend is likely to continue over the next five years, bringing affordability measures closer to the historical median level measured from 1981 to 2012.

Demand

Job growth is the most important factor for a healthy housing market. While year-over-year job growth is once again positive after significant losses from 2008 through 2010, recent growth has moderated amidst fiscal uncertainty. Additionally, the rate of job growth in economic recoveries has slowed over the last 30 years, primarily as a result of the aging U.S. labor force, productivity improvements and globalization. As of December 2013, the seasonally adjusted unemployment rate was 6.7%, which is down from 7.8% a year ago. JBREC forecasts that job growth will grow at a 1.9% average annual rate from 2014 through 2016. By the end of 2014, the national economy is expected to have recovered all of the 7.7 million jobs lost between 2008 and 2010. The Census Bureau projects that the national population will grow by 0.8% annually from 2014 through 2016, expanding housing demand.

According to data compiled by the Census Bureau and the BLS, the current average employment growth to homebuilding permit ratio for the country is 2.4. A balanced ratio in a stable market is 1.2 to 1.3 jobs created for every homebuilding permit issued. This ratio has been above a stable market ratio for several quarters, due to a rise in employment growth coupled with historically low homebuilding permit levels. Over time, the relative excess job growth to homebuilding permit growth should lead to improving consumer confidence and new home sales, which should drive increased construction activity.

After decreasing to 4.1 million transactions in 2008 from a peak of nearly 7.1 million transactions three years prior, existing home sales transactions are currently nearly 4.9 million, according to the National Association of Realtors, which JBREC estimates to be a normal volume. A lack of inventory throughout 2013 was limiting sales activity in the existing home market, and JBREC expects resale sales will grow through 2016 as supply improves. JBREC forecasts that sales will rise to 5.5 million transactions in 2016, which would be slightly higher than the sales activity in 2001, and will decline in 2017 when mortgage rates are expected to exceed 5.5% and the economy is anticipated to slow. The share of sales that were for investment purposes remained high at 27.8% in the fourth quarter of 2013, which was a slight decrease from a year ago, based on JBREC estimates using DataQuick data.

The share of distressed sales has been declining while investor activity remains above normal levels. Many investors have been converting distressed inventory to rentals for a long-term hold, which has supported the recovery process by removing marginal inventory that otherwise depresses prices.

The projected steady job growth is forecasted to support absorption of the rising new home supply, which is coming off historical lows. New single-family home sales transactions reached a trough in 2011 at 306,000 homes sold, according to the Census Bureau, and JBREC forecasts new home sales will rise steadily to 713,000 sales by 2016—a level last reached in pre-boom 1996 and slightly higher than in 2007. The new home market currently has only 170,000 units of completed supply as of December 2013, which is still historically low but rising, and JBREC expects construction levels to increase as home prices rise.

Supply

JBREC is forecasting measurable improvement in new residential construction activity. Activity is projected to steadily increase through 2016 at a rate that slightly exceeds the recoveries in past regional downturns, such as those in Houston in the late 1980s and Southern California in the late 1990s. With prices rising, and certain submarkets stabilized, homebuilder demand for lots has increased substantially.

Very little entitlement processing took place during the housing correction, and the supply of finished, or even approved, lots is currently limited. As such, a lag in the delivery of new lot supply is delaying growth in new construction, especially in markets with prolonged approvals processes, such as California.

The number of existing homes available for sale (not including “shadow inventory,” which is the number of homes with a mortgage that are in some form of distress but that are not currently for sale) remains very low. As of December 2013, there were 4.6 months of resale inventory on the market, which is well below the peak level and below the average of 7.2 months of supply over the past 30 years, according to the National Association of Realtors.

There is currently an excess of vacant homes in the United States which JBREC estimates at 1.2 million units. The vacant housing inventory had accumulated as investors and second-home buyers purchased homes for profit and personal use, and again as the severe recession significantly reduced household formations. As household growth outpaces construction, the excess vacancy has been clearing, although this varies by local market.

While the number of homes entering the foreclosure process is declining, the overall volume is still quite high relative to historical levels. According to the Mortgage Bankers Association, approximately 9.5% of all mortgages were delinquent as of the third quarter of 2013. Shadow inventory has been declining since the third quarter of 2012 but remains above normal inventory levels. Based on estimates by JBREC, there were 1.9 million units of extra shadow inventory as of the third quarter of 2013. This supply is likely to be sold or liquidated over the next several years. JBREC believes that banks will dispose of many of these distressed loans through either short sales or foreclosures and will do so at a moderate rate so as to limit the downward pressure on home prices resulting from the liquidation. One risk is that banks change their philosophy and decide to dispose of these distressed loans at a more rapid pace.

The media has made much of the distress in the market, focusing on the homes that are in some form of delinquency or foreclosure. However, only 6% of the total households in the United States are in some sort of distress; the remaining 94% are not, according to JBREC estimates.

Affordability

Affordability in the existing home market is at historically favorable levels nationally, looking back over the last 30 years. The ratio of annual housing costs (which is mortgage payment plus a portion of the down payment) for the median-priced resale home to the median household income reached an historical low in 2012 that dated back to 1981, but is rising quickly and approaching the historical average. Due to rising mortgage rates coupled with expected home price appreciation, affordability conditions nationally started to weaken in the second half of 2013, and will continue to weaken gradually in the coming years, reaching their historical median levels in 2015. While affordability conditions vary by market, most markets have experienced their most favorable historical affordability during this cycle.

Home values are trending up, and the combination of low mortgage rates, a declining percentage of distressed sales, and low inventory levels are expected to drive home values further. JBREC estimates national home values appreciated by approximately 10.3% during the 12 months ended December 2013, and forecasts national appreciation of 5.5% in 2014 and 4.3% in 2015. Many factors can influence this outlook.

Home price appreciation will likely be supported by low mortgage rates, which remain historically favorable and are expected to remain low in the near term due to low inflation and global economic uncertainty. JBREC forecasts that average 30-year fixed mortgage rates will rise gradually to 5.8% by 2016, as increasing inflation and an improving economy drive rates higher after this period of very low inflation. However, as interest rates can change quickly, this expectation may not materialize.

Expected Trends. Strong price appreciation may occur over the near term due to the following factors:

•	Demand—demand is growing much faster than the new home supply is being added to the market, which is helping to reduce the excess existing supply in the market. With a lower level of excess supply, JBREC expects prices will rise, as there will be multiple buyers for every house on the market for sale.

•	Affordability—better than average affordability will make it easier for buyers to pay higher prices for homes, so long as mortgage rates remain historically low.

•	Investment—hard assets, such as real estate, are broadly considered an inflation hedge, and many investors will focus on inflation once the current deflation concerns subside. International investors sense an attractive opportunity to buy U.S. real estate, partially attributable to the strength of their currencies. Also, large institutional investors as well as local investment groups see an opportunity to buy homes at below the historical price/income ratio, and have been driving prices up.

The Bear Case

While the fundamentals are in place for a recovery in the housing market, there are a number of factors that are slowing or could slow the recovery, including the following:

•	The market is experiencing a low level of activity from entry-level buyers due to a lack of savings, weak credit histories, and high back-end debt-to-income ratios.

•	Fewer current homeowners are purchasing homes due to the high loan-to-value ratios of their existing loans.

•	The economy could still experience slow and volatile growth in the years to come, and even a recession. Recessions caused by excess leverage, such as the recent recession, usually resolve over many years and the path is typically volatile.

•	A large number of mortgaged homes will continue to go through the foreclosure process and will be sold under duress, though at lower levels than before.

•	Mortgage rates could continue to rise, which could slow home sales rates and limit price appreciation.

•	The implementation of qualified mortgage and qualified residential mortgage rules in the Dodd-Frank Wall Street Reform and Consumer Protection Act could make mortgages more difficult to obtain. The “qualified mortgage” definition requires a 43% or lower backend debt-to-income ratio, which is generally more accommodative than the definition in the early 1990s.

•	Development and building costs are rising, which could negatively impact homebuilder margins.

In addition, the government deficit is substantial, and the United States may be subject to further credit rating downgrades until political leadership develops and executes a plan to address the deficit.

Conclusion

In summary, housing is a risky asset class, but JBREC believes the outlook for the housing market is favorable as a result of several factors, including the following:

•	Demand is strong. According to the data derived from the Census Bureau and the BLS, the number of adults finding employment is exceeding new home supply by a ratio of 2.4 to 1.

•	Supply is low. Resale inventory is below the historical average months of supply, new home inventory is near an all-time low, and new construction is below historical averages, according to the National Association of Realtors and the Census Bureau.

•	Affordability is historically favorable nationally. With mortgage rates around 4.3% in January 2014 according to Freddie Mac, and home prices in many markets back to levels last seen in 2003 as measured by a variety of indices, including the Burns Home Value IndexTM, homeownership is an attractive financial option.

JBREC forecasts that the excesses of the recent downturn will clear and that home prices and construction will increase for the foreseeable future.

Southwest Region

JBREC defines the Southwest region as consisting of Arizona, New Mexico, Nevada, Utah and Colorado. The Southwest housing markets improved significantly in late 2012 and the first half of 2013, and slowed in the second half of 2013. In 2012, investors buying distressed inventory helped reduce the resale inventory to record lows in many Southwest housing markets. Buyers confident in their jobs took advantage of lower home prices and low mortgage rates, and new home communities enjoyed significant gains in sales rates in 2012 and 2013, as well as price increases. In 2012, Southwest builders were the first in the country to report net prices were increasing each month. They were also the first to intentionally slow their sales pace and steadily raise prices to improve their margins.

Resale and new home sales rates slowed nationally and in the Southwest in the second half of 2013, as a result of rising mortgage rates and higher home prices that reduced affordability, weaker consumer confidence surrounding the government shutdown in October 2013, and seasonality. In the first quarter of 2014, many Southwest builders have observed a gradual seasonal rise in traffic and sales that is typical of a normal, but not exceptional, spring selling season. JBREC expects moderate home price appreciation in 2014 in most markets.

Labor shortages quickly emerged in 2013, as Southwest builders’ sales increased quickly and challenged the capacity of the dramatically reduced construction trades. These shortages continue to impact builders’ construction schedules, with some gradual signs of improvement as higher wages and confidence in the housing recovery are attracting labor back to the construction trades. In addition, strong demand for building products have driven up costs, as supplies are limited while product manufacturers gradually add capacity. Lot and land prices rose significantly in 2013 as Southwest builders competed for desirable lot locations; consequently, some new home communities may not be feasible for homebuilders in the current market, as current new home prices do not justify the prices paid for the lots. These challenges are typical of a housing recovery, and underscore the importance of an experienced management team to assess opportunities to buy land, and to work with local trades and suppliers to manage scheduling.

Texas Region

JBREC considers the State of Texas to be a region, and focuses on the Houston, Dallas, Fort Worth, Austin and San Antonio metropolitan areas. The Texas region fared better than others during the recession and housing correction. Although the housing markets were overbuilt, home prices did not inflate and subsequently overcorrect as much and job losses were not as steep as the national averages. Robust job growth in Texas is a significant driver for housing demand, with 248,400 new jobs created in the 12 months ended December 2013, for a 2.4% increase that is the highest of all regions within the United States. Houston added 82,000 jobs or 3.0% growth in the same 12-month period and was the first metropolitan area in the nation to regain all jobs lost during the recession. The Austin metropolitan area also had a high rate of job growth at 3.0% for the 12 months ended December 2013 and is expected to grow by a staggering 4.0% annually from 2014 through 2016. The supply of resale homes for sale is low, with 2.0 to 2.7 months of resale supply for the big metropolitan areas, except San Antonio with 4.0 months of supply. In most markets, 6.0 months of supply represents equilibrium. JBREC projects the Texas region will issue 104,500 single-family permits annually on average, from 2014 through 2016.

JBREC expects continuing improvement for the Texas housing markets. The region offers an affordable cost of living and doing business, which is supported by a desirable tax environment. Population growth, boosted by migration, is expected to support housing demand as residents come to pursue economic opportunities. Current challenges for builders in the Texas region include the limited supply of lots and land with development approvals as a result of little, if any, planning and development during the housing correction, labor shortages that impact scheduling, rising construction costs and a higher incidence of buyers with credit problems, anecdotally. Texas has a more relaxed regulatory environment compared to the coastal markets, and developers have major projects underway that will expand lot supplies in all of the large markets. In a normal market environment, Texas builders commonly use lot option agreements to control lot positions, but delay purchasing lots until needed for construction. The five big Texas metropolitan areas—Houston, Dallas, Fort Worth, Austin, and San Antonio—attract many large public and private builders, who typically build a high volume of homes annually, but at lower margins than in other regions. However, many mid-sized private builders flourish by pursuing profitable, niche opportunities.

Southern California Region

JBREC defines the Southern California region to include Los Angeles, Orange, San Diego, Riverside, San Bernardino, Ventura, Santa Barbara, Kern and Imperial counties. In 2013, homebuilders in all Southern California metropolitan areas enjoyed higher sale rates and pricing power as the housing recovery progressed. Although sales slowed nationally and in Southern California in the second half of 2013, demand for new and existing homes is exceeding the current supply. Job growth, which is a proxy for housing demand, has improved moderately but steadily with a 1.6% increase or 196,000 payroll jobs created regionally in the 12 months ended December 2013; however, higher mortgage rates and home values resulted in affordability conditions becoming slightly worse than their historical average, which slowed demand. The supply of homes for sale remains very low, despite a 33% increase in single-family permits in the 12 months ended December 2013. Total residential permits issued in the same period are still 80% below peak volume. Existing home supply is also very low, with an average of 2.8 months of supply regionally at current sales rates, ranging from 2.2 to 3.5 months of supply in the large metropolitan areas. In most markets, a 6.0 month supply is considered equilibrium.

JBREC expects Southern California will enjoy a sustained recovery. Although the cost of living and doing business is higher than the nearby Southwest metropolitan areas, the quality of life, economic and educational opportunities continue to be significant draws. Current challenges for builders in Southern California include the limited supply of lots and land, much higher lot and land costs, labor shortages that impact scheduling and rising construction costs. Some of these factors are expected to gradually ease as the recovery progresses. However, the Southern California housing markets are supply constrained due to both geography and restrictive regulations. The region has a long-term shortage of affordable housing, given the high cost of land and development. These conditions suggest an opportunity for builders with experience in designing and building higher density housing with sensitivity to concerns around privacy, sound control, natural light and storage.

Denver, CO Housing Market Overview

The Denver-Aurora-Lakewood MSA consists of ten counties, including Adams, Arapahoe, Broomfield, Clear Creek, Denver, Douglas, Elbert, Gilpin, Jefferson and Park. The data analyzed by JBREC excludes Elbert and Gilpin counties, which represent just 1% of the MSA population. The metropolitan area is home to approximately 2.7 million residents and 1.0 million households. Known as “Mile High City” because it sits exactly one mile above sea level, Denver is a gateway to the Rocky Mountains for both locals and tourists.

The housing fundamentals in the Denver MSA continue to improve from extremely weak levels experienced in 2008 and 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement is due to the combination of significantly improved demand fundamentals, as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. Affordability has returned to Denver’s historical median due to rising prices and mortgage rates.

The Denver MSA had approximately 1,296,600 non-farm payroll jobs in the 12 months ended December 31, 2013. The MSA lost nearly 60,000 jobs in 2009 and 2010, or 4.8% of the 2008 peak employment level. Since the trough in 2010, Denver has added about 103,100 jobs to the economy, which surpasses the total amount of jobs lost during the recession. JBREC forecasts annual average job growth of 41,200 jobs per year from 2014 through 2016, or 3.1% annually. The non-seasonally adjusted unemployment rate in Denver as of December 2013 was 5.8%, down from 7.4% one year prior and lower than the 6.7% national average.

Denver’s economy is quite diverse. The largest sector by percentage of jobs is Trade, Transportation & Utilities, followed by Professional & Business Services and Government.

The Chamber of Commerce is focused on eight industry clusters, including aerospace, aviation, bioscience, broadcasting and telecommunications, energy, financial services, healthcare and wellness, and IT/software. The Chamber indicates Denver has the highest private aerospace employment of the 50 largest U.S. metropolitan areas, with 19,800 aerospace workers, adding “Colorado has the nation’s second-largest aerospace economy and is home to four military commands, eight major space contractors, and more than 400 aerospace companies and suppliers.” The state’s energy resources, paired with clean technology research and development, attracted the U.S. Department of Energy’s laboratory for renewable energy and energy efficiency research and development. Denver’s largest private employers include Lockheed Martin, which produces aerospace and defense-related systems, broadcastings companies, including CenturyLink, Comcast and DISH Network, and multiple healthcare organizations.

JBREC forecasts Denver will see average annual growth of 20,900 households, or 1.9% per year, from 2014 through 2016, which is below the 2.5% annual average since 1972. The population in the Denver MSA is forecasted to grow at a pace of 42,600 people, or 1.6%, per year compared to the 2.0% annual average since 1972.

The median household income in the Denver MSA has risen by more than $3,600 since 2011. The MSA’s median household income was $63,500 through December 2013 and JBREC forecasts continued increases in income, averaging 3.7% growth per year from 2014 through 2016.

The existing home sale volume in the Denver MSA gained strength in 2012 with a 23% increase, after a 2% rise in 2011 began to reverse the five year decline from 2006 to 2010. Existing home sales in the 12 months ended December 31, 2012 totaled nearly 46,000 transactions, which is on par with the historical average since 1998. In the 12 months ended December 31, 2013, existing home transactions increased by 21% to 55,700. JBREC expects existing home sales to average 58,000 transactions annually through 2016. Denver’s median resale price declined by 13% from the peak in 2006 to the trough in 2009. The median single-family resale home price in Denver rose nearly 11% in 2012 to $242,200, which was slightly higher than the peak of $241,000 in 2006. The median resale price increased to $260,000 as of December 2013, setting a new peak for the area.

Rising new home sales volume and prices signal Denver’s housing market recovery. New home sales rose 17% in 2012 to 4,700 transactions from the trough of the housing cycle in 2011. In the 12 months ended December 31, 2013, new home sales reached 6,300 transactions for a 33% gain, and JBREC expects new home sales activity will increase to 7,400 transactions in 2014, and steadily improve to 10,200 transactions in 2016. The new home sales volume in 2016 is expected to be 57% below the 2005 peak of 17,800 transactions.

New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. DataQuick indicates the 2012 median price for new homes in Denver was $333,300 and $383,700 for the 12 months ended December 31, 2013.

The median new home price in the Denver MSA increased 4.3% in 2010, 2.8% in 2011 and another 8.7% in 2012; however, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values based on JBREC estimates of recent transactions in the Denver MSA increased by 9.9% in 2013 and are expected to rise through 2016, but at a declining rate. According to the Burns Home Value Index™, home values are poised for a 3.6% increase in 2014, and appreciation is expected to taper to 1.2% by 2016.

Homebuilding permit activity in the Denver MSA is forecasted to more than quadruple by 2016 from the trough level in 2009, spurred by solid household growth. Single-family homebuilding permits declined to a low of 2,723 units in 2009 after averaging more than 15,000 units per year from 1999 through 2007. JBREC forecasts that single-family permits will rise to 7,000 units in 2014, with a steady increase to 13,000 units in 2016, which would be the highest level in this market since 2006.

The demand for housing is likely to slightly exceed the supply being added to the market as the Denver MSA exhibits stronger job growth from 2014 to 2016. JBREC forecasts that the MSA will add an average of 2.5 jobs for every homebuilding permit from 2014 through 2016. The historical ratio of employment growth to homebuilding permits in Denver from 1991 to 2008 (the year prior to the most substantial job losses) was 1.3.

Resale listings in the Denver MSA have declined to their lowest level since late 2005. The declining inventory levels could lead to more competitiveness and increasing prices in the resale market. Through December 31, 2013, the MSA had 5,500 homes listed on the market, which represented a 50% decline from one year prior and approximately 1.2 months of supply, based on existing home sales activity over the most recent 12 months. A 6.0 month supply is considered equilibrium for most markets. By comparison, listings topped 30,800 homes on the market in mid-2007 as inventory levels reached as high as 7.9 months of supply.

The volume of pre-foreclosure notices has been on a decreasing trend since the first quarter of 2010, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. Approximately 5,500 notices issue in the fourth quarter of 2013 represented a 63% decline from one year prior and an 87% decline from the peak in 2007.

In addition, the Denver market has a relatively low level of potential distressed homes that are not yet on the market, which is also a positive for home price appreciation. As of March 31, 2013, the shadow inventory amounted to slightly more than 16,000 homes, or 4.1 months of supply. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not see material declines.

At the end of 2011, housing affordability conditions in the Denver MSA were at their best level since 1995, according to the Burns Affordability Index™, which compares the monthly costs of owning the median-priced home with the median household income, taking into consideration the change in mortgage rates over time. During 2012, price increases began reducing affordability in Denver, and by June 2013 the metropolitan area’s affordability was back to its long-term average. Affordability from 2014 through 2016 is expected to weaken due to rising home prices and mortgage rates.

In summary, Denver’s job growth resumed in 2011, and the metropolitan area has recovered all jobs lost in the recession during 2013. Denver’s economy is especially diverse, which will help the metropolitan area absorb potential cuts in defense and government spending. Resale sales activity increased by 21% in 2013 and is expected to remain steady through 2016. New home sales activity also improved in 2013, and JBREC expects further gains from 2014 through 2016. Denver builders are benefitting from the very limited resale and new home inventory, which is driving traffic to new home communities and presenting some pricing power. However, affordability is back to the metropolitan area’s long-term average and is expected to worsen through 2016 as rising mortgage rates and home prices take their toll.

Colorado Springs, CO Housing Market Overview

The Colorado Springs MSA consists of El Paso and Teller counties; however, the data analyzed by JBREC excludes Teller, which represents just 4% of the MSA population. The metropolitan area is home to approximately 682,100 residents and 259,900 households. Located about 70 miles south of Denver, Colorado Springs is home to several military bases and the Air Force Academy. Pikes Peak is a major tourist attraction in the area.

The housing fundamentals in the Colorado Springs MSA continue to improve from extremely weak levels experienced in 2007, 2008 and 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement is due to the combination of significantly improved demand fundamentals, as a result of a stabilizing employment picture, rising sales activity and improved supply fundamentals as a result of low homebuilding permit and listings levels. Affordability is currently better than Colorado Springs’ historical median but weakening due to rising prices and mortgage rates.

The Colorado Springs MSA had approximately 255,300 non-farm payroll jobs in the12 months ended December 31, 2013, up 0.5% from 254,100 one year ago. From 2008 through 2010 the metropolitan area lost nearly 15,000 jobs or 5.7% of the 2007 peak employment level. Job growth picked up in 2011 with 3,300 jobs gained and 2,000 more in 2012. JBREC expects the metropolitan area to add 2,000 jobs in calendar 2014. The non-seasonally adjusted unemployment rate in Colorado Springs as of December 2013 was 7.2%, down from one year prior and slightly above the 6.7% national average.

The Colorado Springs MSA is expected to see a gradual recovery through 2016. JBREC forecasts annual average job growth of 3,700 jobs per year from 2014 through 2016, or 1.4% annually. Colorado Springs’ economy is moderately diverse, with a larger share of government jobs than the national average. The largest sector by percentage of jobs is Government followed by Trade, Transportation & Utilities and Professional & Business Services. The government sector includes federal, county and local government as well as local school districts, and non-active duty military employees. Active military personnel are not captured in the payroll employment statistics, so housing demand may be stronger than implied by job growth.

The economy of Colorado Springs is primarily based on the military installations in the area as well as on the aerospace and electronics industries and tourism. Fort Carson, a U.S. Army base, is the largest employer. The U.S. Air Force Academy, Fort Peterson Air Force Base, and the North American Air Defense Command are also major employers. There are also many defense related employers in Colorado Springs including Boeing, General Dynamics, Lockheed Martin and Northrop Grumman. The presence of the air and space focused manufacturers has drawn a number of technology-based manufacturers, such as Hewlett-Packard and ITT.

Leisure & Hospitality is also a large component of the economy accounting for about 13% of the MSA’s employment. Pikes Peak and the natural beauty of the surrounding area attract about 5.9 million visitors annually, and Pikes Peak region realized more than $1 billion of tourism related economic impact in 2010. The U.S. Olympic Committee and 24 other sports governing bodies are based in Colorado Springs, stimulating the creation of a sports/outdoor industry cluster that also supports tourism.

Population growth over the next three years in the Colorado Springs MSA is expected to be higher than the historical average in this market, while household growth is expected to be consistent with average. JBREC expects Colorado Springs will see average annual population growth of 7,900 residents or 1.2% per year from 2014 through 2016. Household growth is expected to average 4,000 annually, or 1.5% per year.

The median household income in the Colorado Springs MSA has risen by roughly $3,100 since 2011. The MSA’s median household income was $58,200 through December 2013. JBREC expects continued increases in income, averaging 2.7% growth per year from 2014 through 2016.

The existing home sale volume in the Colorado Springs MSA gained strength in 2012 with a 12% increase, after decreases in five of the last six years. Resale sales in the 12 months ended December 31, 2013 totaled just over 11,100 which is still about 3,700 below peak resale sales in 2005.

JBREC expects existing home sales to average 11,800 transactions annually through 2016. The median single-family resale home price in Colorado Springs in the 12 months ended December 2013 rose 2.5% to $189,700 which is still 6.1% below the peak of $202,000 in 2007. The MSA’s median resale price declined by 12% from the peak in 2007 to the trough in 2011.

The trough of the new home market occurred in 2009 in Colorado Springs. There was a modest recovery in 2010 offset by a small decline in 2011. In 2012, the overall recovery in the Colorado Springs housing market began to solidly push up new home sales volumes. New home sales in the 12 months ended December 31, 2013 rose to 2,400 transactions, a 34% increase from the prior 12-month period. JBREC expects new home sales activity will increase to 2,700 transactions in 2014, and steadily improve to 3,200 transactions in 2016. At 3,200 units, new home sales will still be about 44% below the 2005 peak of 5,700 transactions.

New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. DataQuick indicates the 2012 median price for new homes in Colorado Springs was $260,600 and increased to $287,450 in the 12 months ended December 31, 2013. The median new home price increased 2.4% in 2011, and 7.1% in 2012; however, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values based on JBREC’s estimates of recent transactions in the Colorado Springs MSA increased by 5.4% in 2013, and are expected to rise through 2016 at a lower rate. According to the Burns Home Value Index™, home values are poised for a 4.0% increase in 2014 and 3.0% in 2015 before tapering to 2.4% growth by 2016.

JBREC forecasts homebuilding permit activity in the Colorado Springs MSA as of 2016 will reflect a 295% increase from the trough level in 2009, spurred by solid household growth. Single-family homebuilding permits declined to a low of 1,353 units in 2009 after averaging more than 5,100 units per year from 1999 through 2007. Single-family permits increased by 19% in the 12 months ended December 2013 to 2,880 units. JBREC forecasts that single-family permits will rise another 18%, to 3,400 units in 2014, with a steady increase to 4,000 units in 2016, which would be the highest level in this market since 2006.

The historical ratio of employment growth to homebuilding permits in Colorado Springs from 1991 to 2007 (the year prior to the most substantial job losses) is 1.4. The Colorado Springs ratio as of December 2013 was well below the historical average, indicating that builders are adding new supply at a pace that nearly matches job growth. JBREC forecasts the metropolitan area’s employment to permit ratio will remain below the average, by adding an average 0.8 jobs for every homebuilding permit from 2014 through 2016.

Resale listings in the Colorado Springs MSA have declined steadily since mid-2010, more or less leveling out over the past year aside from seasonal trends, and are below 2005-2006 levels. The declining inventory levels could lead to more competitiveness and increasing prices in the resale market. At December 31, 2013, the MSA had 4,523 homes listed on the market, up roughly 7% from one year earlier. This represents an approximately 4.9 months of supply, based on existing home sales activity over the most recent 12 months. A 6.0 month supply is considered equilibrium for most markets. By comparison, listings topped 8,300 homes on the market in mid-2007 and inventory levels reached as high as 10.6 months of supply in the summer of 2008 as sales rate slowed.

The volume of pre-foreclosure notices declined in each quarter of 2013 and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. Approximately 1,640 notices were issued in the fourth quarter of 2013, which represented a 53% decline from one year prior and a 71% decline from the peak in 2009.

In addition, the Colorado Springs market has a relatively low level of potential distressed homes that are not yet on the market, which is also a positive for home price appreciation. As of March 31, 2013, the shadow inventory amounted to slightly more than 4,200 homes, or 4.7 months of supply. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not see material declines.

In the final two quarters of 2012, housing affordability conditions in the Colorado Springs MSA were at their best levels since 1981, according to the Burns Affordability Index™, which compares the monthly costs of owning the median-priced home with the median household income, taking into consideration the change in mortgage rates over time. Price and mortgage rate increases in the first half of 2013 began driving affordability back towards the MSA’s long-term average.

In summary, Colorado Springs’ job growth decline appears to have reversed itself and the employment picture is expected to increase annually by 1.4% from 2014 through 2016. The metropolitan area should gradually recover all jobs lost in the recession by the end of 2016. However, potential cuts in defense and government spending could have an impact on the recovery due to the large presence of military and other government jobs. Resale sales activity increased by 15% in 2013 and is expected to increase by 3% annually through 2016. New home sales activity increased 34% in 2013 and JBREC forecasts continued strong recovery through 2016. Affordability remains very good compared to Colorado Springs’ history, although rising mortgage rates and home prices began to weaken affordability in 2013.

Fort Collins, CO Housing Market Overview

The Fort Collins-Loveland MSA consists of Larimer County in Colorado. The metropolitan area is home to approximately 319,600 residents and 130,500 households. Located about 65 miles north of Denver, Fort Collins is home to Colorado State University and its research facilities, which have attracted a number of high-tech companies. The metropolitan area also has a strong manufacturing base, including such firms as Hewlett Packard, WaterPik, Woodward, In-Situ, and Anheuser-Busch.

The housing fundamentals in the Fort Collins MSA materially improved from 2010 through 2013, from very weak levels from 2006 through 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The 2012 and early 2013 improvement in Fort Collins was driven by significantly improved demand fundamentals, as a result of a stabilizing employment picture, rising sales activity and improved supply fundamentals as a result of low homebuilding permit and listings levels. Affordability fundamentals are weakening in 2013, as a result of rising home prices and mortgage rates, and have returned to the metropolitan area’s historical median. Demand levels have also declined recently as the rate of job growth has slowed.

The Fort Collins MSA had approximately 143,500 non-farm payroll jobs as of December 31, 2013. The metropolitan area fared better than most during the national recession, with job losses limited to 2009. From the peak in 2008, Fort Collins lost 4,300 jobs or 3.1%, but recovered these jobs and more during 2011 and 2012. The MSA added 2,700 jobs on average in 2013 for a 1.9% increase, and JBREC expects annual average job growth of 3,700 jobs per year from 2014 through 2016, or 2.6% annually. The non-seasonally adjusted unemployment rate in Fort Collins as of December 2013 was 4.8%, down from 6.0% one year prior and well below the 6.7% national average.

Fort Collins’ economy is diverse, with a notably larger share of government jobs than the national average. The largest sector by percentage of jobs is Government followed by Trade, Transportation & Utilities and Education & Health Services. The government sector includes federal, county and local government as well as local school districts.

The economy of Fort Collins is primarily based on Colorado State University, manufacturing and technology companies. The University is the metropolitan area’s largest employer providing roughly 7,000 jobs, and is also a leading research university with strong emphasis on vector-borne infectious disease, veterinary medicine, atmospheric science, clean energy technologies, and environmental science. Fort Collins has a major presence of semi-conductor firms, including AMD, Avago, Hewlett-Packard, Intel and LSA Corporation. The Chamber of Commerce notes other significant sectors are geospatial, water innovation, clean energy and bioscience, and concludes that Fort Collins has a “brain-driven economy with 11.45 patents issued per 10,000 people, which is four times higher than the average community.”

Population growth over the next three years in the Fort Collins MSA is expected to be slightly below the historical average for this market, while household growth is expected to be higher than average. JBREC expects Fort Collins will see average annual population growth of 5,400 households or 1.7% per year from 2014 through 2016. Household growth is expected to average nearly 2,900 annually, or 2.2% per year.

After declines in 2009 and 2010, the median household income in the Fort Collins MSA has risen by $3,200 since 2011, and steady growth is expected through 2016. The MSA’s median household income in December 2013 was $58,100 and JBREC expects continued increases in income, averaging 2.3% growth per year from 2014 through 2016.

The existing home sale volume in the Fort Collins MSA gained strength in 2012 with an 18% increase, following a nominal increase in 2011 and annual declines from 2006 through 2010. Resale sales in the 12 months ended December 31, 2013 totaled roughly 6,700 transactions (19% year-over-year increase), which is slightly above the 5,900 average annual sales from 1998 to 2006. JBREC expects existing home sales to average 6,400 transactions annually through 2016. The median single-family resale home price in Fort Collins rose 2% in the 12 months ended December 31, 2013 to $238,000 which is above the recent peak in 2006. The MSA’s median resale price declined by 4% from the 2006 peak to the 2009 trough.

In Fort Collins, the trough of the new home market occurred in 2009. Sales were flat in 2010 and began to rise in 2011. In 2012, the overall recovery in the Fort Collins housing market began to solidly push up new home sales volumes. New home sales in the 12 months ended December 31, 2013 rose to 1,500 transactions, a 47% increase from the prior year. JBREC doesn’t produce new home sales forecasts for this small metropolitan area.

Reduced resale and new home inventory levels paired with recovering demand are driving new home prices higher. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. DataQuick indicates the median price for new homes in Fort Collins as of December 31, 2013 was $292,500. The median new home price increased 4.7% in 2011 and 7.1% in 2012, but declined 1.4% in 2013. However, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values based on JBREC’s estimates of recent transactions in the Fort Collins MSA increased by 7.4% in 2013 and are expected to rise through 2016 at a lower rate. According to the Burns Home Value Index™, home values are poised for a 2.7% increase in 2014 and 2.0% in 2015 before tapering to 1.2% growth by 2016.

JBREC forecasts that homebuilding permit activity in the Fort Collins MSA will increase by 720% by 2016 from the trough level in 2009, spurred by solid household growth. Single-family homebuilding permits declined to a low of 361 units in 2009 after averaging more than 2,250 units per year from 1999 through 2007. In 2012 single-family permits increased by 62% from the prior year to 1,139 units. In the 12 months ended December 31, 2013, Fort Collins issued 1,300 permits year-over-year, a 16% annual clip. JBREC forecasts that single-family permits will rise by 32%, to 1,750 units in 2014, and increase steadily to 2,600 units in 2016, which would be the highest level in this market since 2005.

As Fort Collins’ job growth resumed in 2010, supply and demand for housing came back into balance. In 2012, the MSA added an average of 1.9 jobs for every homebuilding permit. Employment growth slowed in 2013, dropping the ratio to 0.5 in the 12 months ended December 2013. JBREC forecasts that the employment to permit ratio will moderate to an average of 1.2 permits for every job added from 2014 through 2016. The historical ratio of employment growth to homebuilding permits in Fort Collins from 1991 to 2008 (the year prior to the most substantial job losses) is 1.2.

JBREC does not have data for resale listings and months of supply for the Fort Collins metropolitan area. The volume of pre-foreclosure notices has declined in every quarter of 2013, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. Approximately 420 notices were issued in the fourth quarter of 2013, which represented a 60% decline from one year prior and an 82% decline from the peak in 2009. JBREC does not calculate shadow inventory for the Fort Collins metropolitan area. However, JBREC believes that most shadow inventory homes nationally will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not experience a material negative impact. JBREC expects that the Fort Collins metropolitan area will be consistent with the national trend in this respect.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability in Fort Collins has returned to the area’s historical median dating back to 1981. This estimate of the ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. Affordability conditions in the second half of 2012 were at their best level historically, and have worsened throughout 2013 due to rising home prices and mortgage rates. By 2016, affordability in the Fort Collins metropolitan area will be slightly worse than the long-term average.

In summary, Fort Collins’ housing market is positioned for recovery. The metropolitan area fared better than most during the national recession, with job losses limited to 2009, and all of the lost jobs and more were recovered by 2012. The metropolitan area economy is fairly diverse given its small size, and relatively sheltered from cuts in defense and government spending. Since 2012, new home supply outpaced new home demand; however, JBREC expects new home supply and demand to return to the long-term average for this metropolitan area for the next several years. Although JBREC lacks resale inventory data, market contacts indicate homebuilders are benefiting from limited new and resale supply and are increasing prices in good locations.

Austin, TX Housing Market Overview

The Austin MSA consists of Bastrop, Caldwell, Hays, Travis, and Williamson counties. The new home sales and price data analyzed by JBREC excludes Bastrop and Caldwell counties, which represent just 6% of the MSA population, and is limited to Travis County prior to mid-2008. The metropolitan area is home to nearly 1.9 million residents and more than 725,200 households. Austin is the capital city of Texas and the fourth most populous city in the state.

The housing fundamentals in the Austin MSA continue to improve from the low levels experienced in 2008 and 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement is due to the combination of significantly improved demand fundamentals, as a result of job growth, rising sales activity and improved supply fundamentals. Affordability fundamentals weakened in 2013, as a result of rising home prices and mortgage rates, and have returned to Austin’s historical median.

The Austin MSA had approximately 865,900 non-farm payroll jobs for the 12 months ended December 31, 2013. In 2009, the metropolitan area lost nearly 17,000 jobs or 2.2% of the 2008 peak employment level. Job growth recovered in 2010 and was strong in 2011 and 2012, averaging roughly 21,350 jobs per year or 2.7%. The MSA added 28,200 jobs on average in 2013 and is expected to see a robust recovery through 2016. JBREC projects average annual job growth of 35,200 jobs per year from 2014 through 2016, or 4.0% annually. The non-seasonally adjusted unemployment rate in Austin as of December 2013 was 4.5%, down from 5.0% one year prior and well below the 6.7% national average.

Austin’s economy is moderately diverse, with a larger share of government jobs than the national average. The largest sector by percentage of jobs is Government followed by Trade, Transportation & Utilities and Professional & Business Services. The government sector includes state, county and federal government as well as local school districts, and non-active duty military employees.

Austin’s economy has concentrations of state and local government as well as a strong tech industry presence, led by Dell, Inc. as the largest tech employer. The proliferation of technology companies has led to the region’s nickname, “the Silicon Hills.” The University of Texas at Austin, Texas State University and local school districts are also major employers. There are also a number of medical related employers in Austin including Scott & White Healthcare and St. David’s Medical Center. Leisure & Hospitality is also a large component of the economy accounting for almost 12% of the MSA’s employment. As Austin’s official slogan is “The Live Music Capital of the World,” the city draws tourists from around the world to experience music and cultural events.

Austin’s population and household growth over the next three years are expected to exceed the area’s historical averages. JBREC projects Austin will see average annual population growth of 49,500 or 2.5% per year from 2014 through 2016. Household growth is expected to average 21,500 annually, or 2.9% per year.

Austin’s median household income has increased by roughly $2,100 since 2011. The MSA’s median household income for the 12 months ended December 2013 was $59,800 and JBREC forecasts continued increases in income, averaging 2.2% growth per year from 2014 through 2016.

Austin’s existing home sales volume increased by nearly 7% in 2011 after losses from 2007 through 2010, and gained strength in 2012 with a 20% increase. Resale sales in the 12 months ended December 31, 2013 totaled just over 30,500, which is on par with the peak in 2006. JBREC expects existing home sales to average 33,100 transactions annually through 2016. Austin’s median single-family resale home price has been rising steadily since 2010, rising 7.4% for the 12 months ended December 31, 2013 to $227,200, which is a new peak.

The trough of the new home market occurred in 2011 in Austin. In 2012, new home sales volumes began rising as the housing recovery took hold in Austin. For Travis, Hays and Williamson counties, new home sales rose to 8,140 transactions in the 12 months ended December 31, 2013, a 21.3% increase from the prior 12-month period. JBREC forecasts new home sales activity for the three counties will increase to 8,700 transactions in 2014, and steadily improve to 11,500 transactions by 2016. Low resale and new home inventory levels paired with rising demand are driving new home prices higher.

New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. JBREC calculates new home prices for Austin using mortgage data and assuming a 20% down payment, indicating a $273,800 median price for the 12 months ended December 2013. The median new home price increased 2.3% in 2011, 5.0% in 2012 and 5.1% in 2013; however, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values based on estimated recently negotiated transactions in the Austin MSA increased by 10.0% in 2013, and are expected to rise through 2016 at a slower rate. According to the Burns Home Value Index™, Austin home values are poised for a 4.9% increase in 2014. Thereafter, home value appreciation is expected to decrease to a 3.9% year-over-year growth rate in 2015 and a 3.1% growth rate in 2016.

Homebuilding permit activity in the Austin MSA is forecasted to more than double by 2016 from the trough level in 2009, spurred by solid household and employment growth. Single-family homebuilding permits declined to a low of 6,200 units in 2010 after averaging more than 12,500 units per year from 1999 through 2007. For the 12 months ending December 2013, single-family permits increased by 11.9% from the prior year to 9,250 units. JBREC forecasts that single-family permits will increase 13.6%, to 10,500 units in 2014, with a steady increase to 12,200 units in 2016.

Current demand is slightly less than the new supply being added to the market, with recent job growth in the 12 months ended December 31, 2013 slightly lower than the number of homebuilding permits issued in that same time. The employment growth to homebuilding permit ratio was 1.1, compared to the -1.9 employment growth to homebuilding permit ratio for the market in 2009.

JBREC forecasts that the MSA will add an average of 1.4 jobs for every homebuilding permit from 2014 through 2016.

Resale listings in the Austin MSA have declined steadily since mid-2010 and are below 2005-2006 levels. The declining inventory levels could lead to more competitiveness and increasing prices in the resale market. At December 31, 2013, the MSA had 5,050 homes listed on the market which is 12% lower than the same time the prior year. This represents approximately 2.0 months of supply, based on existing home sales activity over the most recent 12 months. A 6.0 month supply is considered equilibrium for most markets. By comparison, listings topped 12,700 homes on the market in mid-2008 and inventory levels reached as high as 7.4 months of supply in the summer of 2010 as sales rate slowed.

The volume of pre-foreclosure notices has been declining quarter-over-quarter since the second quarter of 2012, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. Approximately 2,300 notices were issued in the fourth quarter of 2013, which represented a 40% decline from one year prior and a 65% decline from the peak in 2007.

While the level of future distressed home sales is generally declining, there remains a moderate level of distressed homes that are not yet on the market that will act to limit rapid appreciation of home prices. These delinquent mortgages represent shadow inventory. As of March 31, 2013, the shadow inventory amounted to an estimated 12,400 homes, or 6.6 months of supply. This is nearly more than two times the level of listings that are currently on the market. JBREC believes that most shadow inventory homes in Austin will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, through December 31, 2013, affordability in Austin has returned to the metropolitan area’s historical median dating back to 1981. This estimate of the ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. Affordability conditions in 2012 were at their best level, but rising home prices and mortgage rates will continue to weaken affordability conditions through 2016.

In summary, Austin’s housing fundamentals are strong. Job growth is better than the national average, resale and new home inventory are low, and the fundamentals that drive Austin’s housing market continue to improve, driving solid home price appreciation and rising construction. However, Austin’s housing affordability has already returned the metropolitan area’s long-term median due to rising prices and mortgage rates.

Las Vegas, NV Housing Market Overview

The Las Vegas MSA consists only of Clark County. The metropolitan area is home to approximately 2.1 million residents and 763.4 thousand households. Las Vegas is a popular destination for tourism conventions and gaming, and offers a favorable business climate that is especially beneficial for logistics and distribution facilities serving the West Coast.

The housing fundamentals in the Las Vegas MSA are much improved from extremely weak levels from 2006 through 2011, and improving fundamentals is often a precursor for home price appreciation. The Housing Cycle Risk IndexTM measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The Index improvement is due to significantly better demand fundamentals, as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. Affordability remains very good compared to Las Vegas’ historical median.

The Las Vegas MSA had approximately 855,400 non-farm payroll jobs in the 12 months ended December 31, 2013, up 1.9% from 2012. The metropolitan area lost nearly 125,400 jobs from 2008 to 2010, or 13.4% of the 2007 peak employment level. Las Vegas has regained about 51,800 of the jobs lost during the recession and is not expected to recover all of the jobs lost in the recession until after 2016. JBREC expects annual average job growth of 22,500 jobs per year from 2014 through 2016, or 2.6% annually. The non-seasonally adjusted unemployment rate in Las Vegas as of December 2013 was 8.9%, down from 10.0% one year prior and higher than the 6.7% national average.

Las Vegas’ economy historically has lacked in diversity. The largest sector by share of jobs remains Leisure & Hospitality accounting for 30.9% of jobs ending December 2013; however, the recession has forced the Las Vegas economy to become more diversified. Trade, Transportation & Utilities is the fastest growing job sector in Las Vegas by adding 6,900 new jobs from December 2012 to December 2013.

Las Vegas is a popular destination for tourism, conventions and the gaming industry, which brought nearly 39.7 million visitors to Las Vegas in 2013, above the earlier peak of 39.2 million in 2007. The 21,615 trade shows and conventions events hosted in Las Vegas in 2012 generated a $6.7 billion economic impact. Gaming revenues for Clark County totaled $9.4 billion in 2012, with $6.2 billion arising from the Strip. Las Vegas offers a favorable business climate, with no personal or corporate income taxes and no estate tax, affordable real estate and proximity to the West Coast. Accordingly, many companies locate their distribution facilities in Las Vegas to capitalize on the location, lower costs and Foreign Trade Zone tax benefits. The University of Las Vegas is home to one of the nation’s few supercomputers, spurring technology sector growth, and the lack of natural disasters makes Las Vegas a great location for data storage facilities.

Las Vegas household and population growth over the next three years is expected to be higher than the historical average in this market. JBREC expects that Las Vegas will see average annual growth of 24,500 households, or 3.1% per year, from 2014 through 2016. The population is forecasted to grow at a pace of 63,700 people, or 3.0% per year.

Las Vegas median household income has risen by more than $2,600 since 2011, and growth is forecasted to remain steady in 2014. The MSA’s median household income ending December 2013 was $51,350 and JBREC expects that continued increases in income, averaging 1.8% growth per year from 2014 through 2016.

Existing home sale volume in the Las Vegas MSA declined in three of the last five years, with increases in 2009 and 2011. Resale volume declined by 8% in 2010, then increased by 8% in 2011 before declining by 5% and 4% in 2012 and 2013, respectively. Resale sales in the 12 months ended December 31, 2012 totaled over 47,700 transactions, which is higher than the historical average since 1998. In the 12 months ended December 31, 2013, resale transactions declined to 45,900. JBREC expects existing home sales to average 48,100 transactions annually through 2016. Las Vegas’ median resale price declined by 60% from the peak in 2006 to the trough in 2011. The median single-family resale home price rose 5% in 2012 to $128,200, which was 42% of the 2006 peak of $306,450 in 2006. The median resale price increased to $178,000 in December 2013.

New home sales volume is slowly increasing from very low levels. New home sales in the 12 months ended December 31, 2012 rose 34% to 7,300 transactions from the prior 12-month period. In the 12 months ended December 31, 2013, new home sales reached 8,200 transactions for a 37% gain. JBREC expects that new home sales activity will increase to 9,500 transactions in 2014, and steadily climb to 14,500 transactions in 2016. JBREC expects the new home sales volume in 2016 will still be 63% below the 2005 peak of 38,900 transactions.

Low resale and very limited new home inventory paired with recovering demand are driving new home prices higher. New homes typically have a pricing premium over resale homes, and that gap is growing again as the housing market recovers. DataQuick indicates the 2012 median price for new homes in Las Vegas was $196,600 and jumped to $285,900 for the 12 months ended December 31, 2013.

The median new home price decreased by 4.3% in 2010 and by 2.8% in 2011 before increasing slightly by 0.3% in 2012, and then rising by 27% in 2013; however, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values based on JBREC’s estimates of recent transactions in the Las Vegas MSA increased by 26.9% in 2013 and are expected to rise through 2016, but at a declining rate. According to the Burns Home Value IndexTM, home values are poised for a 9.6% increase in 2014, and appreciation is expected to taper to 3.7% by 2016.

JBREC forecasts that homebuilding permit activity in the Las Vegas MSA will triple by 2016 from the trough level in 2009, spurred by solid household growth. Single-family homebuilding permits declined to a low of 3,777 units in 2009 after averaging more than 23,300 units per year from 1999 through 2007. JBREC forecasts that single-family permits will rise from 7,067 units in 2013 to 9,000 units in 2014, with a steady increase to 13,500 units in 2016, which would be the highest level in this market since 2007.

JBREC believes that the demand for housing is likely to slightly exceed the supply being added to the market as the Las Vegas MSA begins to exhibit stronger job growth once again. Las Vegas experienced an average employment growth to permit ratio of 2.2 in 2013. JBREC forecasts that the MSA will add an average of 1.8 jobs for every homebuilding permit from 2014 through 2016. The historical ratio of employment growth to homebuilding permits in Las Vegas from 1991 to 2007 (the year prior to the most substantial job losses) was 1.1.

Resale listings in the Las Vegas MSA have declined to their lowest level since late 2005. The declining inventory levels could lead to more competitiveness and increasing prices in the Las Vegas resale market. Through December 31, 2013, the MSA had 16,700 homes listed on the market, which represented a 4.5% decline from one year prior and approximately 4.4 months of supply, based on existing home sales activity over the most recent 12 months. A 6.0 month supply is considered equilibrium for most markets. By comparison, listings topped 29,900 homes on the market in early-2009 as inventory levels reached as high as 9.5 months of supply.

The volume of pre-foreclosure notices reached a trough in the third quarter of 2012, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. Approximately 14,500 notices were issued in the fourth quarter of 2013, which represented a 19% increase from one year prior but an 82% decline from the peak in 2009.

However, the Las Vegas market has a relatively high level of potential distressed homes that are not yet on the market, which could constrain home price appreciation. As of March 31, 2013, the shadow inventory amounted to slightly more than 26,800 homes, or 7.2 months of supply. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not see material declines. Investor demand for distressed homes in Las Vegas would help clear the distressed inventory quickly.

Housing affordability conditions in the Las Vegas MSA were at their best historical levels at the end of 2011, according to JBREC’s Affordability Index, which compares the monthly costs of owning the median-priced home with the median household income, taking into consideration the change in mortgage rates over time. Although affordability in Las Vegas began to worsen in early 2012, conditions are still significantly better than the metropolitan area’s long-term average. Affordability is expected to reach its long-term average in 2016 due to rising home prices and mortgage rates.

In summary, Las Vegas’ job growth resumed in 2011 and is projected to outpace the national job growth through 2016. Las Vegas’ economy remains largely dependent on the Leisure & Hospitality industry which accounts for 30.9% of payroll jobs ending December 2013. However, the Las Vegas economy is becoming more diversified with the largest year-over-year job growth coming from the Trade, Transportation & Utilities industry. New home sales activity grew by 34% and 37% in years 2012 and 2013, respectively. JBREC expects further new home sales activity gains through 2016. The Burns Home Value IndexTM indicates a 26.9% year-over-year increase in Las Vegas home values in the 12 months ending December 2013, and home values are expected to increase at more moderate rates through 2016. Las Vegas builders are benefitting from much healthier resale and new home inventory, renewed employment growth, and historically great affordability.

OUR BUSINESS

Our Company

We are engaged in all aspects of homebuilding, including land acquisition and development, entitlements, and the acquisition, development, construction, marketing, sale and management of various residential projects in major metropolitan markets in Colorado, and, more recently, in the greater Austin and San Antonio, Texas and Las Vegas, Nevada metropolitan areas.

Our business strategy is focused on the design, construction and sale of single-family detached and attached homes in major metropolitan markets, including in Colorado, Texas, and Nevada, and our planned entry into other markets in the Western United States. We offer a wide variety of product lines that enable us to meet the specific needs of each of our core markets (Denver, Fort Collins, and Colorado Springs, Colorado, Austin and San Antonio, Texas, and Las Vegas, Nevada), which we believe provides us with a balanced portfolio and an opportunity to increase market share. Since our formation, we have delivered over 2,700 homes for total revenues of approximately $750 million. In 2013, we were one of the top 50 largest homebuilders in the United States by total revenue (as ranked among public and private companies by Builder Magazine) and one of the top 5 fastest growing homebuilders by total revenue.

We have been profitable every year since our founding, including throughout the recent economic downturn. Since 2008, our home sales revenue has more than tripled even as some homebuilders experienced significant revenue contraction. During that same period, many of our competitors were forced to exit the business or undergo significant restructuring. For the three months ended March 31, 2014, we delivered 128 homes for total home sales revenue of $49.7 million, up 101% from $24.7 million over the three months ended March 31, 2013, and for the year ended December 31, 2013, we delivered 448 homes for total home sales revenue of $171.1 million, up 78.2% from $96.0 million over the year ended December 31, 2012. The dollar amount of our backlog of homes sold but not closed as of March 31, 2014, December 31, 2013 and December 31, 2012 was approximately $122.3 million, $103.3 million and $51.6 million, respectively.

We were formed in August 2002 when Dale Francescon and Robert Francescon sold certain predecessor companies to a new entity. At our inception, 50% of the Company was beneficially owned by Dale Francescon and Robert Francescon and 50% was owned by an affiliate of the Woodside Group, then one of the country’s largest private homebuilders. In 2010, the Woodside Group’s interest in the Company was purchased by Dale Francescon and Robert Francescon, resulting in Dale Francescon and Robert Francescon beneficially owning 100% of the equity interests in the Company. On April 30, 2013, our predecessor entity was converted from a Colorado limited liability company to a Delaware corporation pursuant to the DGCL. In addition, our properties are held through a number of subsidiaries that are wholly and directly owned by us.

As of April 1, 2014, we owned and controlled approximately 99 communities containing 10,095 lots in various stages of development. We seek to maximize our return on capital and reduce our risk exposure associated with holding land inventories by developing projects with targeted life cycles of approximately 24 to 36 months from the beginning of construction of the first home to close out of the community, plus an additional one to two years if necessary for the entitlement and development of land, based upon projected volumes.

Assuming that the number of homes we sold in 2013 on a pro forma basis, giving effect to the LVLH Acquisition, is representative of our closing rates generally, we believe we have over 12 years of land supply. Given that we expect an increase in our sales pace, we project that our currently owned and controlled land supply will generate closings through 2018. Generally (although not in all cases), the land that we purchase has the benefit of entitlements providing basic development rights to the owner. We continually evaluate new communities and expect to have an attractive pipeline of land acquisition opportunities.

During 2013, we have seen increased home construction, home sales and revenue compared to 2012. In addition, we have seen increased gross margin and backlog compared to 2012.

The core of our business plan is to acquire and develop land strategically, based on our understanding of population growth patterns, entitlement restrictions and infrastructure development. We focus on locations within our markets with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these locations represent what we believe to be attractive opportunities for long-term growth. We also seek assets that have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities, and we strive to offer a broad spectrum of product types in these locations. Cutting edge product development, as well as exemplary customer service, are key components of the lifestyle connection we seek to establish with each individual homebuyer. Our construction expertise across an extensive product offering allows us flexibility to pursue a wide array of land acquisition opportunities and appeal to a broad range of potential homebuyers, from entry-level to first- and second-time move-up homebuyers and even some move-down homebuyers. Additionally, we believe our diversified product strategy enables us to adapt quickly to changing market conditions and to optimize returns while strategically reducing portfolio risk.

According to a report from JBREC, all of our core historical markets, consisting of Denver, Colorado Springs, and Fort Collins, Colorado, are currently experiencing positive job and population growth. JBREC is forecasting that the average annual job growth by core market area will range from 1.3% to 2.3% through 2015, while the average annual population growth rate by primary market area will range from 1.2% to 1.7% during the same period. In addition, Texas and Las Vegas, Nevada, into which we recently expanded, and Southern California, into which we plan to expand, continue to experience positive job and population growth.

Capital Raising

In May 2013, we completed a private offering and a private placement of 12,075,000 shares of our common stock, in reliance on Rule 144A and Regulation S under the Securities Act, and pursuant to the exemption from registration provided in Rule 506 of Regulation D under the Securities Act, where we received net proceeds of approximately $223.8 million. We used the net proceeds from the May 2013 private offering and private placement for the acquisition and development of land, home construction and other related purposes, including approximately $38 million for debt repayment, $62 million for the acquisition of lots, $19 million for development costs, $16 million for the acquisition of Jimmy Jacobs and to partially fund the LVLH Acquisition.

Recent Developments

LVLH Acquisition

On April 1, 2014, we completed the LVLH Acquisition, in which one of our wholly-owned subsidiaries, Century Communities of Nevada, LLC, purchased substantially all of the assets of LVLH for a purchase price of approximately $165 million. LVLH targeted first-time, second-time move-up, second home and active adult buyers, with home prices typically ranging from $215,000 to $500,000. The acquired assets consisted of 1,761 lots within five single-family communities in the greater Las Vegas, Nevada metropolitan area: Rhodes Ranch, Tuscany Village, Westmont, Sunset/Grand Canyon and Freeway 50. The 1,761 lots include 57 homes in backlog, 17 model homes and three custom lots. In addition, we acquired two fully operational golf courses, three custom home lots, and two 1-acre commercial plots. At the time of the LVLH acquisition, LVLH was actively selling homes in three of these communities, as described below:

Rhodes Ranch. Rhodes Ranch is a single-family master planned residential golf course community in Southwest Las Vegas. It is a phased development with estimated completion in the first half of 2018. Rhodes Ranch targets first-time and second-time move-up buyers as well as second home and active adult buyers. Community amenities include landscaped open areas, a recreation center, a water park, walking trails, parks, private streets and guard-gated entries. It also includes Rhodes Ranch Golf Club, an 18-hole Championship public golf course located within the community.

Tuscany Village. Tuscany Village is a single-family master planned residential golf course community in Henderson, Nevada that targets first-time and second-time move-up buyers as well as second home and active adult buyers. The community includes amenities such as landscaped open areas, walking trails, parks, a recreation center, private streets and guard-gated entry. It also includes Tuscany Village Golf Club, an 18-hole Championship public golf course located within the community.

Westmont. Westmont is a single-family residential community in Southwest Las Vegas. Westmont targets first-time buyers and is located one block from an elementary school, adjacent to Red Ridge Park, near a water park, retail areas and hospitals, and has easy access to Fort Apache Road, a main arterial road running through West Las Vegas.

For the year ended December 31, 2013, LVLH completed 256 closings with an average selling price of $290,049, earning revenue from home sales of $74.3 million and gross profit from home and land sales of $29.0 million.

Potential New Senior Unsecured Revolving Credit Facility

Homebuilding is capital intensive and we are mindful of potential short-term, or seasonal, requirements for enhanced liquidity that may arise in connection with our business. To meet our liquidity needs, in May 2014, we entered into a non-binding term sheet for a new senior unsecured revolving credit facility, which is expected to provide for up to $125 million of borrowing capacity, subject to borrowing base availability. Although we are in negotiations regarding such a credit facility, there can be no assurances that we will enter into such facility on the terms described herein or at all.

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Cycle-Tested Management Team

We have a successful track record of managing and growing the Company through various economic cycles and have achieved profitability every year since our inception, even in down markets. Our senior management team, comprised of Dale Francescon, Robert Francescon, David Messenger, Kenneth Rabel, Steven Hayes and Don Boettcher, has experience in all aspects of homebuilding. This experience includes land acquisition and development, entitlements, the acquisition, development, construction, marketing, sale and management of an array of residential projects, such as single-family homes, townhomes, condominiums and apartments, and the acquisition and integration of homebuilding companies, in a variety of markets at both public and private companies. Our Co-Chief Executive Officers, Dale Francescon and Robert Francescon, have successfully managed the Company through 11 consecutive profitable years in various economic cycles, including down cycles when certain of our competitors struggled or exited the business.

Prior to forming our predecessor company in 2002, Dale Francescon and Robert Francescon served as Co-Division Presidents for D.R. Horton, one of the largest homebuilders in the United States, and prior to that, they owned and operated Trimark Communities when it was the largest builder of attached for-sale homes in Colorado. In 1996, Dale Francescon and Robert Francescon sold Trimark Communities to D.R. Horton for a valuation in excess of 3.0 times its book value. Our senior management team’s combined real estate industry experience through peak markets and down markets spanning numerous market cycles has enabled them to learn to adapt and adjust to changing and varied market factors. We believe that the strong prior experience of our senior management team over various economic cycles provides us with a distinct and significant competitive advantage that optimizes our chances of success in any market.

Proven and Profitable Business Model

We have a profitable and efficient operating platform that positions us to take advantage of opportunities in the housing industry in both thriving and down markets. We consider our homebuilding peers in the United

States to be TRI Pointe Homes, Inc., William Lyon Homes, M/I Homes, Inc., Standard Pacific Corp., M.D.C. Holdings, Inc., Hovnanian Enterprises, Inc. and Beazer Homes USA, Inc., and we are among a select few of these homebuilding peers to be profitable in every year since our founding in 2002, including during the 2008-2009 recession and the distressed economic period that followed. In addition, since 2008, our revenues have approximately tripled. We believe that our management approach, which balances a decentralized local market expertise with a centralized executive management focusing on maximizing efficiencies, supports our strong margins and profitability.

To maintain our consistent profitability over the long term, we employ a well-developed land acquisition strategy and strive to control costs through a stringent process of setting realistic budgets and expectations, monitoring and evaluating them throughout the lifecycle of each project, and making any necessary adjustments to correct deviations going forward. This strategy has resulted in 2013 gross margins at the top quartile of our public homebuilding peer group. We believe these practices will allow us to maintain our consistent profitability over the long term.

Attractive Land Positions in Core Markets

We continue to benefit from a sizeable and well-located existing land inventory. We believe that we have strong land positions strategically located within each of our six core markets with a heavy emphasis on in-fill locations, which are new developments on vacant or undeveloped land within existing communities and cities, and master planned communities. We select communities with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these homebuilding locations represent what we believe to be attractive opportunities for long-term growth. We believe our land assets also have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities.

As of April 1, 2014, we owned and controlled approximately 99 communities containing 10,095 lots in various stages of development. 3,707 of these lots are finished or partially developed and another 6,388 are already entitled for residential construction. Assuming that the number of homes we sold in 2013 on a pro forma basis, giving effect to the LVLH Acquisition, is representative of our closing rates generally, we believe we have over 12 years of land supply. Given that we expect an increase in our sales pace, we project that our currently owned and controlled land supply will generate closings through 2018.

Land Sourcing and Evaluation Capabilities

We believe our key personnel’s extensive experience and relationships and strong reputation with other market participants provide us with a significant competitive advantage in being able to efficiently source, entitle and close on land. Our key personnel have developed significant collaborative relationships with land sellers, developers, contractors, lenders, brokers and investors throughout the Western United States over the last 25 years. As illustrated by our recent entry into Austin, Texas, and Las Vegas, Nevada, these relationships provide us with opportunities to obtain the “first look” at, or early access to, quality land opportunities in our target markets as well as better understand the markets we plan to enter in the future.

Our management team’s deep and wide-ranging knowledge of various Western U.S. land markets and our ability to quickly and efficiently identify, acquire and develop land in desirable locations and on favorable terms are the hallmarks of our success. We believe that our processes, procedures and operating disciplines will enable us to transfer these strengths from our existing markets in metropolitan Colorado to our continued expansion into Texas and planned entry into other markets in the Western United States, through establishment of local offices with local personnel and strategic acquisitions and/or partnerships with participants in the specific local markets. We evaluate land opportunities based on how we expect they will contribute to overall corporate profitability and returns, rather than how they might drive volume on a regional or submarket basis. Our land evaluation process is meant to reduce development and market cycle risk and involves reviewing the status of entitlements and other governmental processing, preparing detailed budgets for all cost categories, completing environmental reviews and third-party market studies and engaging architects and consultants to review our proposed acquisitions and design our homes and communities. In addition, because we efficiently perform preliminary due diligence on land parcels prior to committing to an acquisition, we believe we have developed a reputation as a buyer who can act quickly and decisively, which has created significant opportunities for us in our core markets. We believe that this reputation will carry over as we expand our business into additional markets.

Disciplined Investment Approach

We have been able to maximize value over the long-term and therefore operate our business to mitigate risks from downturns in the market and to position ourselves to capitalize on upturns in the market by controlling costs, maintaining a solid balance sheet and ensuring an overall strategic focus that is informed by national, regional and local market trends.

Our management team has gained significant operating expertise, including managing components of much larger public homebuilders, through many varied economic cycles. The perspective gained from these experiences has helped shape the strict discipline and hands-on approach with which the Company is managed. Our management team has learned to effectively evaluate the market, and we believe that we react quickly, calmly and rationally to changes. For example, we have not made significant investments in rising markets when we believed that costs were too high, and we have not been afraid to invest in down markets when we found prices attractive. Combined with our cycle-tested management approach, where we balance on-site local day-to-day decision-making responsibility with centralized corporate oversight, and have a hands-on aspect that includes monthly financial and operating performance updates on each project and quarterly operating committee review and financial accountability at the project management level, our strict operating discipline provides us with a competitive advantage in maximizing returns while minimizing risk.

Superior Product Design

We are a builder with a wide variety of product lines and an extensive library of design plans that enable us to meet the specific needs of each of our targeted buyer profiles, which we believe provides us with a balanced portfolio and an opportunity to increase market share and maximize profitability. We have demonstrated expertise in effectively building homes across product offerings from entry-level through first-time and second-time move-up and even move-down housing. We devote significant time to researching and designing our homes to better meet the needs of our buyers through the use of architects, consultants and homeowner focus groups for all levels and price points in our target markets. We believe our diversified product strategy enables us to better serve a wide range of buyers, adapt quickly to changing market conditions and optimize performance and returns while strategically reducing portfolio risk. We determine the profiles of buyers we plan to attract in a given development, and design neighborhoods and homes with the specific needs of those buyers in mind. By providing a more customized product mix of varying lot sizes, product types and amenities in our communities, and addressing underserved segments, we believe we can accelerate the absorption of our subdivisions, maximize profitability and earn attractive returns for our stockholders.

Furthermore, we strive to attract a diverse group of buyers by designing multi-product neighborhoods within many of our communities that will be desirable for homebuyers at differing income levels and with different needs. Our core operating philosophy is to provide a positive, memorable experience to our homeowners through active engagement in the building process, and providing our customers with customization options to suit their lifestyle needs, and enhancing communication, knowledge, and satisfaction. We engineer our homes for energy-efficiency, which is aimed at reducing the impact on the environment and lowering energy costs to our homebuyers; as part of these efforts, we offer homebuyers environmentally friendly alternatives, such as the ability to utilize solar power to supplement a home’s energy needs.

We seek to maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design and floor plans, emphasize energy efficiency, and are situated in premium locations. Our competitive edge in the selling process focuses on the home’s features, design and available customizing options. We believe that our homes generally offer higher quality and more distinctive designs within a defined price range or category than those built by our competitors.

Our Business Strategy

Our business strategy is focused on land acquisition and development, entitlements, and the acquisition, development, construction, marketing, sale and management of single-family detached and attached homes in major metropolitan markets, including Colorado, Texas, Nevada, and other markets in the Western United States.

Our business strategy is driven by the following:

Acquire Land Opportunistically and Leverage Development Expertise

Our ability to identify, acquire and, if necessary, develop land in desirable locations and on favorable terms is the hallmark of our success. The core of our business plan is to secure land strategically, based on our understanding of population growth patterns, entitlement restrictions and infrastructure development. We do not speculate with respect to our land acquisitions, and we usually acquire land at various stages of development to place into our production cycle. Our land acquisition strategy focuses on finished lots as well as the development of entitled parcels that we can build homes on within approximately 24 to 36 months from the beginning of construction of the first home to close out of the community, plus an additional one to two years, if necessary, for the entitlement and development of land, in order to reduce development and market cycle risk while maintaining an inventory of owned lots and lots under land option contracts sufficient for the construction of homes in our business plan. Our determination as to whether we buy finished lots or raw land depends on pricing and other factors we deem relevant to maximizing profitability. We seek to minimize our exposure to land risk through disciplined management of entitlements and development, as well as the use of land options, where appropriate.

We evaluate land opportunities based on how we expect they will contribute to overall corporate profitability and returns, rather than how they might drive volume on a regional or submarket basis. We will continue to use our relationships with land sellers, brokers and investors to seek to obtain the “first look” at quality land opportunities as well as develop those relationships in our target and planned new markets. We expect to continue to allocate capital to pursue creative deal structures and other opportunities with the goal of achieving superior returns by utilizing our development expertise, efficiency and opportunistic mindset.

We will continue to combine our land development expertise with our homebuilding operations to increase the flexibility of our business, to enhance our margin performance and to control the timing of delivery of lots. Unlike many of our competitors, we believe we are able and willing to increase the value of our land portfolio through the zoning and engineering process by creating attractive land use plans and optimizing our use of land, which ultimately translates into greater opportunities to generate profits. While we focus on purchasing finished lots that generate an acceptable level of return, we will enter into land purchase contracts for undeveloped and, on occasion, unentitled land, which purchase contracts would include contingencies conditioning our obligation to purchase the land on our successful entitlement of such property. In so doing, we believe we are able to obtain better pricing on such unfinished and, on occasion, unentitled land, while mitigating risks associated with the entitlement process by including applicable contingencies in the land purchase contract. Such a strategy we believe enables us to deploy our well-established land development and entitlement capabilities in each of our markets, allowing us to generate margins both from land development and homebuilding.

Disciplined Management of Land Supply

Our approach to land supply management has historically been to acquire land that has attractive characteristics, including good access to schools, shopping, recreation and transportation facilities. In connection with our overall land inventory management process, our management team reviews those considerations, as well as other financial metrics, in order to decide the highest and best use of our current and prospective land assets. Historically, land dispositions have not had a material effect on our overall results of operations, but may impact overall margins. In an effort to minimize our exposure to market cycle risk, our strategy is to focus on developed lots or the development of entitled parcels that can be sold out within 24 to 36 months after the start of home construction. Assuming that the number of homes we sold in 2013 on a pro forma basis, giving effect to the LVLH Acquisition, is representative of our closing rates generally, we believe we have over 12 years of land supply.

We intend to maintain a consistent approach to land positioning within our core markets and new markets in the foreseeable future in an effort to concentrate a greater amount of our land inventory in areas with the attractive characteristics described above. We also intend to continue to combine our land development expertise with our homebuilding operations to increase the flexibility of our business, enhance our margin performance and control the timing of delivery of lots.

Provide Superior Quality and Homeowner Experience and Service

Our core operating philosophy is to provide a positive, memorable experience to our homeowners through active engagement in the building process, and providing our customers with customization options to suit their lifestyle needs, and enhancing communication, knowledge and satisfaction. We engineer our homes for energy-efficiency, which is aimed at reducing the impact on the environment and lowering energy costs to our homebuyers; as part of these efforts, we offer homebuyers environmentally friendly alternatives, such as the ability to utilize solar power to supplement a home’s energy needs.

We seek to maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design and floor plans, emphasize energy efficiency and are situated in premium locations. Our competitive edge in the selling process focuses on the home’s features, design and available customizing options. We believe that our homes generally offer higher quality and more distinctive designs within a defined price range or category than those built by our competitors. Our goal is not just to build houses, but rather to create desirable communities through superior design and execution.

Expand into New and Complementary Markets

We intend to explore expansion opportunities in other parts of the Western United States. Our strategy in this regard will be to expand first into similar market niches in areas where we perceive an ability to exploit a competitive advantage. The expansion may be effected through either organic growth or acquisitions of homebuilders operating in those new markets. We recently completed the Jimmy Jacobs Acquisition in Austin, Texas, and the LVLH Acquisition in Las Vegas, Nevada, with further expansion planned into these and other major metropolitan areas in the Western United States. We initially chose to focus on the Denver, Colorado Springs and Fort Collins markets in Colorado because we viewed such metropolitan areas as having unique demographic features, including higher than average anticipated growth in population and income. Likewise, we believe that Texas was less severely affected than other U.S. states by the recent economic downturn and that Texas, Nevada and California will experience above average population and personal income growth in the future.

Utilize Prudent Leverage

We intend to employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flow from continuing operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we have employed and expect to employ prudent leverage levels to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we are and expect to remain conservatively capitalized.

Adhere to Our Core Operating Principles to Drive Consistent Long-Term Performance

We seek to maximize shareholder value over the long-term, and therefore operate our business to mitigate risks from market downturns and position ourselves to capitalize on market upturns. This management approach includes the following elements:

•	leveraging our management team’s significant experience, extensive relationships and strong reputation with local market participants to operate and grow our business;

•	balancing decentralized, local, day-to-day decision-making responsibility with centralized corporate oversight;

•	centralizing management approval of all land acquisitions and dispositions through an asset management committee that operates under stringent underwriting requirements;

•	ensuring all team members understand the organization’s strategy and the goals of the business and have the tools to contribute to our success;

•	attracting and retaining top talent through a culture in which team members are encouraged to contribute to our success and are given the opportunity to recognize their full potential; and

•	maintaining a performance-based corporate culture committed to the highest standards of integrity, ethics and professionalism.

Focus on Efficient Operations

In connection with all of our projects, we strive to control costs through a stringent budget plan. We start by preparing a detailed budget for all cost categories as part of our due diligence. We closely monitor the budget throughout the process by continuing to revisit and update the budget on an ongoing basis. Virtually all components of our homes are provided by subcontractors. Much effort is expended to assure that scopes of work are complete and inclusive. Contract variances and extras are closely scrutinized for appropriateness. At the sale and closing of each home in a project, we compare the estimated and final margin of that house with the most recent budget to determine any negative variances so that we can adjust in order to better control costs on future homes in the project. We believe our disciplined process of setting realistic budgets and expectations, monitoring and evaluating them and making any necessary adjustments to correct deviations going forward enables us to prudently control our costs.

Drive Revenue by Opening New Communities From Existing Land Supply

We intend to capitalize on our existing land supply, which we believe is sufficient to supply home closings through 2018 and which will provide us with the opportunity to increase our average annual active community count. As of April 1, 2014, we had 99 communities, of which 26 were actively selling. We expect to open 22 new communities through December 31, 2014, and anticipate ending the year with approximately 48 active selling communities, representing an estimated 84% net increase from our 26 active selling communities as of April 1, 2014. Additionally, as of April 1, 2014, we owned and controlled approximately 10,095 lots in various stages of development. 3,707 of these lots were finished or partially developed and another 2,364 were already entitled for residential construction. Assuming that the number of homes we sold in 2013 on a pro forma basis, giving effect to the LVLH Acquisition, is representative of our closing rates generally, we believe we have over 12 years of land supply.

Our Markets

Our business strategy is currently focused on the design, construction and sale of single-family detached and attached homes in major metropolitan markets in Colorado, Texas, and Nevada, with further expansion planned into other major metropolitan areas in the Western United States by the end of 2016. In Colorado, we principally operate in the greater Denver, Fort Collins and Colorado Springs metropolitan areas. We anticipate that we will utilize our existing relationships to expand into Texas and other markets in the Western United States. We initially chose to focus on the Denver, Colorado Springs and Fort Collins markets in Colorado because we viewed those metropolitan areas as having unique demographic features, including higher than the national average anticipated growth in population and income. Likewise, we believe that Texas was less severely affected by the recent economic downturn and that both Texas and California will experience population and personal income growth above the national average in the future.

In evaluating any location, we generally look for land or communities with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these locations represent what we believe to be attractive opportunities for long-term growth. We also seek assets that have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities.

We secure land strategically, based on our understanding of current market size, population growth patterns and anticipated growth, entitlement restrictions, infrastructure development and total land supply.

Our Products

We offer a wide range of high-quality homes to consumers in our markets, ranging from entry-level and move down homes (typically single family attached homes from 1,000 to 2,500 square feet) to first and second move-up homes (typically single family detached homes from 2,000 to in excess of 4,000 square feet). We strive to maintain appropriate consumer product and price level diversification. We target what we believe to be the most profitable consumer groups for each of our locations while attempting to diversify so that our land portfolio is not overly concentrated in any one group. Our ability to build at multiple price points enables us to adjust readily to changing consumer preferences and affordability. We generally market our homes to entry-level and first- and second-time move-up buyers through targeted product offerings in each of the communities in which we operate. We determine the profile of buyers we hope to address in a given development, and design neighborhoods and homes with the specific needs of those buyers in mind. We also use measures of market-specific supply and demand to determine which consumer groups will be the most profitable in a specific land location, and then target those groups.

Our communities consist of single-family detached and/or attached homes, depending on what we believe is optimal for a community. Our single-family detached homes are marketed to first- and second-time move-up buyers. These single-family detached homes in our Colorado markets range in size from 1,500 to in excess of 4,000 square feet, with most being 2,000 to 3,000 square feet, and are priced from $250,000 to $900,000, with most selling in the mid $300,000s. Our single-family attached homes are marketed to entry-level and move-down homebuyers. These single-family attached homes in our Colorado markets range in size from 1,000 to 2,500 square feet and are priced from $150,000 to the low $400,000s.

We have developed a number of home designs with features such as outdoor living spaces, one-story living and first floor master bedroom suites to appeal to universal design needs, as well as building in communities with recreational amenities such as golf courses, pool complexes, country clubs and recreation centers. We have integrated these designs and features in many of our homes and communities. Our extensive library of design plans allows us to provide the right design to fit the market. We devote significant time to researching and designing our homes to better meet the needs of our buyers through the use of architects, consultants and homeowner focus groups for all levels and price points in our target markets.

Description of Owned and Controlled Communities

The following table and maps present project information relating to our owned and controlled communities (including lots under contract and non-binding letters of intent) as of April 1, 2014. Owned communities are those to which we hold title, while controlled communities are those that we have the contractual right to acquire but do not currently own (including 726 lots under non-binding letters of intent). In total, as of April 1, 2014, we owned and controlled 99 communities containing 10,095 lots. Of these, the controlled communities consisted of total contracts outstanding to acquire 4,714 lots in 28 communities for aggregate acquisition consideration of $153.2 million. In addition, as of April 1, 2014, we had outstanding option contracts for 435 lots, totaling $27.8 million. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related non-refundable cash deposits. As of April 1, 2014, we had $4.3 million of non-refundable cash deposits pertaining to land option contracts.

Summary of Owned and Controlled Communities

As of April 1, 2014

Market	Communities	Lots Owned	Lots Controlled(1)	Total Lots Owned/ Controlled(1)	Product Type(2)
Austin, TX	20	161	1,544	1,705	SFD
Colorado Springs, CO	9	305	182	487	SFA/SFD
Denver, CO	49	2,443	1,713	4,156	SFA/SFD
Las Vegas, NV	9	1,849	—	1,849	SFD
Northern Colorado	6	142	507	649	SFD
San Antonio, TX	6	6	1,243	1,249	SFD

Total	99	4,906	5,189	10,095

(1)	Includes 726 lots that are under non-binding letters of intent.
(2)	Product type SFA and SFD denote Single Family Attached and Single Family Detached, respectively.

Land Acquisition and Development Process

As of April 1, 2014, we owned and controlled approximately 99 communities containing 10,095 lots in various stages of development. This compares to 89 communities containing 8,341 lots as of December 31, 2013, 39 communities containing 3,072 lots as of December 31, 2012 and 32 communities containing 2,220 lots as of December 31, 2011.

Communities Owned and Controlled

	Total Communities Owned and Controlled	Total Lots Owned and Controlled
As of April 1, 2014	99	10,095
As of December 31, 2013	89	8,341
As of December 31, 2012	39	3,072
As of December 31, 2011	32	2,220

Our land acquisition strategy focuses on the development of projects that we can complete and close out within approximately 24 to 36 months from the beginning of construction of the first home, plus an additional one to two years, if necessary, for the entitlement and development of land, in order to reduce development and market cycle risk while maintaining an inventory of owned lots and lots under land option contracts sufficient for construction of homes over a three-year period. Our acquisition process generally includes the following steps to reduce development and market cycle risk:

•	review of the status of entitlements and other governmental processing, including title reviews;

•	complete due diligence on the land parcel prior to committing to the acquisition;

•	prepare detailed budgets for all cost categories;

•	complete environmental reviews and third-party market studies;

•	utilize options, if necessary; and

•	employ centralized control of approval over all acquisitions through a land committee process.

Before purchasing a land parcel, we also engage outside architects and consultants to help review the proposed acquisition and design the homes and community planned to be located there.

We occasionally utilize secured acquisition and development loans and construction loans in connection with our land acquisition and development process. As of December 31, 2013, we have one such loan outstanding with a balance of approximately $1,500,000. This loan accrues interest at a rate of 3.5% per annum (paid quarterly), matures in April 2016 (three years from the date of its issuance), and is subject to customary terms for the homebuilding industry. In addition, this loan contains a provision that if we dispose of any of the lots securing the loan, then that portion of outstanding principal balance equal to the value of such lots will become due.

Land Option Contracts

We enter into land option contracts to procure land or lots for the construction of homes in the ordinary course of business. Lot option contracts enable us to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. As of December 31, 2013, we had outstanding options for 388 lots totaling $26.2 million. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related non-refundable cash deposits. As of December 31, 2013, we had $1.9 million of non-refundable cash deposits pertaining to land option contracts.

Homebuilding, Marketing and Sales Process

Our philosophy is to provide a positive, memorable experience to our homeowners by actively engaging them in the building process and by enhancing communication, knowledge and satisfaction. We provide our customers with customization options to suit their lifestyle needs and have developed a number of home designs with features such as outdoor living spaces, one-story living and first floor master bedroom suites to appeal to universal design needs. We also engineer our homes for energy-efficiency, which is aimed at reducing impact on the environment and lowering energy costs to our homebuyers. As part of these efforts, we offer homebuyers environmentally friendly alternatives, such as solar power to supplement a home’s energy needs. We have developed a number of home designs with features such as outdoor living spaces, one-story living and first floor master bedroom suites to appeal to universal design needs.

We build both single-family detached and attached homes, depending on the community. Our single-family detached homes range in size from 1,500 to in excess of 4,000 square feet, with most being 2,000 to 3,000 square feet, and are priced from $250,000 to $900,000, with most selling in the mid $300,000s. Our single-family attached homes range in size from 1,000 to 2,500 square feet and are priced from $150,000 to the low $400,000s.

We engage architects, engineers and other professionals in connection with the home design process who are familiar with local market preferences, constraints, conditions and requirements. We serve as the general contractor, with all construction work typically performed by subcontractors. While we maintain long-standing relationships with many of our subcontractors and design professionals, we typically do not enter into long-term contractual commitments with them.

We generally market our homes to entry-level and first- and second-time move-up buyers as well as move-down buyers through targeted product offerings in each of the communities in which we operate. Our marketing strategy is determined during the land acquisition and feasibility stages of a community’s development.

We sell our homes through our own sales representatives and through independent real estate brokers. Our in-house sales force typically works from sales offices located in model homes close to or in each community. Sales representatives assist potential buyers by providing them with basic floor plans, price information, development and construction timetables, tours of model homes and the selection of options. Sales personnel are trained by us and generally have had prior experience selling new homes in the local market. Our personnel, along with subcontracted marketing and design consultants, carefully design the exterior and interior of each home to coincide with the lifestyles of targeted homebuyers.

We advertise directly to potential homebuyers through the Internet and in newspapers and trade publications, as well as through marketing brochures and newsletters. We may also use billboards, radio and television advertising, and our website, to market the location, price range and availability of our homes. We also attempt to operate in conspicuously located communities that permit us to take advantage of local traffic patterns. Model homes play a significant role in our marketing efforts by not only creating an attractive atmosphere, but also by displaying options and upgrades.

A new order is reported when a customer’s sales contract has been signed by the homebuyer, approved by us, and secured by a deposit. We may start construction of a home when a customer has selected a lot, chosen a floor plan and received preliminary mortgage approval. However, construction may begin prior to that point in order to satisfy market demand for completed homes and to facilitate construction scheduling and/or cost savings. Homebuilding revenues are recognized when home sales are closed, title and possession are transferred to the buyer, and there is no significant continuing involvement from us, subject to the product warranties we provide for the homes.

Our sales contracts typically require an earnest money deposit. Buyers are generally required to pay an additional earnest deposit when they select options or upgrades for their homes. The amount of earnest money required varies between markets and communities, but typically averages 2.75% of the total purchase price of the home. Most of our sales contracts stipulate that when homebuyers cancel their contracts with us, we have the right to retain their earnest money and option deposits. Our sales contracts may also include contingencies that permit homebuyers to cancel and receive a partial refund of their deposits if they cannot obtain mortgage financing at prevailing or specified interest rates within a specified time period, or if they cannot sell an existing home. The length of time between the signing of a sales contract for a home and delivery of the home to the buyer may vary, depending on customer preferences, permit approval, and construction cycles.

The cancellation rate of buyers who contracted to buy a home but did not close escrow (as a percentage of overall orders) was approximately 20% during the year ended December 31, 2013, and 17% during the year ended December 31, 2012. Cancellation rates are subject to a variety of factors beyond our control such as adverse economic conditions and increases in mortgage interest rates.

Customer Relations, Quality Control and Warranty Programs

We pay particular attention to the product design process and carefully consider quality and choice of materials in order to attempt to eliminate building deficiencies. The quality and workmanship of the subcontractors we employ are monitored and we make regular inspections and evaluations of our subcontractors to seek to ensure our standards are met.

We maintain quality control and customer service staff whose role includes providing a positive experience for each customer throughout the pre-sale, sale, building, closing and post-closing periods. These employees are also responsible for providing after sales customer service. Our quality and service initiatives include taking customers on a comprehensive tour of their home prior to closing and using customer survey results to improve our standards of quality and customer satisfaction.

Warranty Programs

We provide each homeowner with product warranties covering workmanship and materials for one year from the time of closing, and warranties covering structural systems for eight to ten years from the time of closing in connection with our general liability insurance policy. We believe our warranty program meets or exceeds terms customarily offered in the homebuilding industry. The subcontractors who perform most of the actual construction also provide to us customary warranties on workmanship. We reserve 0.6% of the sale price of each home for future warranty expenses.

Customer Financing

We seek to assist our homebuyers in obtaining financing by arranging with mortgage lenders to offer qualified buyers a variety of financing options. Most homebuyers utilize long-term mortgage financing to purchase a home, and mortgage lenders will usually make loans only to qualified borrowers. In the future, we plan to vertically integrate mortgage underwriting into our business which will enable us to offer our homebuyers attractive financing options.

Materials

When constructing homes we use various materials and components. It has typically taken us four to six months to construct a home, during which time materials are subject to price fluctuations. Such price fluctuations are caused by several factors, among them seasonal variation in availability and increased demand for materials as a result of the improved housing market.

Seasonality

We experience seasonal variations in our quarterly operating results and capital requirements. Historically, new order activity is highest during the spring and summer months. As a result, we typically have more homes under construction, close more homes, and have greater revenues and operating income in the third and fourth quarters of our fiscal year. Historical results are not necessarily indicative of current or future homebuilding activities.

Governmental Regulation and Environmental Matters

We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development.

We are also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site’s location, its environmental conditions, and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. From time to time, the Environmental Protection Agency (which we refer to as the “EPA”) and similar federal or state agencies review homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs. Further, we expect that increasingly stringent requirements will be imposed on homebuilders in the future. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, in those cases where an endangered species is involved, environmental rules and regulations can result in the elimination of development in identified environmentally sensitive areas. To date, we have never had a significant environmental issue.

Competition and Market Factors

We face competition in the homebuilding industry, which is characterized by relatively low barriers to entry. Homebuilders compete for, among other things, home buying customers, desirable land parcels, financing, raw materials and skilled labor. Increased competition may prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder our market share expansion or lead to pricing pressures on our homes that may adversely impact our margins and revenues. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products, or may be significantly larger, have a longer operating history and have greater resources or lower cost of capital than us; accordingly, they may be able to compete more effectively in one or more of the markets in which we operate or plan to operate. We also compete with other homebuilders that have longstanding relationships with subcontractors and suppliers in the markets in which we operate or plan to operate and we compete for sales with individual resales of existing homes and with available rental housing.

Employees

As of December 31, 2013, we had 181 employees, 55 of whom were sales and marketing personnel, 63 of whom were executive, management and administrative personnel and 63 of whom were involved in construction. We recently hired additional employees as a result of the LVLH Acquisition. We believe that our relations with our employees and subcontractors are good.

Legal Proceedings

We are involved in certain legal proceedings incidental to business operations occurring in the ordinary course of business. While the outcome of these matters are not presently determinable, any ultimate liability beyond insurance and reserves is not expected to have a material adverse impact on our results of operations, financial position or cash flows.

Corporate Information

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the DGCL on April 30, 2013. Our principal executive offices are located at 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111. Our main telephone number is (303) 770-8300. Our internet website is www.centurycommunities.com. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

MANAGEMENT

Executive Officers and Directors

Our board of directors consists of five directors. Of these five directors, we believe that three, constituting a majority, are considered “independent,” with independence being determined in accordance with the listing standards established by the New York Stock Exchange. Our directors will serve for one-year terms and until their successors are duly elected and qualified. There will be no cumulative voting in the election of directors. Consequently, at each annual meeting, the successors to each of our five directors will be elected by a plurality of the votes cast at that meeting.

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position with the Company
Dale Francescon	61	Chairman of our Board of Directors and Co-Chief Executive Officer
Robert J. Francescon	56	Co-Chief Executive Officer, President and Director
David L. Messenger	43	Chief Financial Officer
Kenneth J. Rabel	52	Division President-Colorado
Steven M. Hayes	47	Division President-Central Texas
Don A. Boettcher	54	Division President-Las Vegas
James M. Lippman	56	Independent Director
Keith R. Guericke	65	Independent Director
John P. Box	68	Independent Director

Biographical Information

Current Directors and Executive Officers

The following is a summary of certain biographical information concerning our current directors and our executive officers.

Dale Francescon. Mr. Dale Francescon serves as our Co-Chief Executive Officer and has served as the Chairman of our Board of Directors since April 30, 2013. Mr. Dale Francescon possesses a broad background in all facets of operating a real estate company, and has had direct responsibility for the acquisition, financing, development, construction, sale and management of various residential projects including land development, single-family homes, townhomes, condominiums and apartments. These projects total in excess of 10,000 units and $2 billion in value. Mr. Dale Francescon has successfully managed the Company, a Top 50 national and Top 5 Colorado homebuilder, through successive profitable years, in various economic cycles, from inception in August 2002 to the present. Prior to the formation of the Company, from 1996 to 2000, Mr. Dale Francescon served as Co-Division President for D.R. Horton, the largest homebuilder in the United States. During that time, his division achieved among the highest profitability and return on investment as compared to the other Horton divisions. Prior to his tenure at D.R. Horton, Mr. Dale Francescon owned and operated Trimark Communities from 1993 to 1996 when it was sold to D.R. Horton. Trimark Communities was the largest builder of attached, for sale homes in the state of Colorado. Mr. Dale Francescon is actively involved in various civic and professional organizations. Mr. Dale Francescon is licensed in the state of Colorado as a real estate broker and in the state of California as an attorney (inactive) and a certified public accountant (inactive). Mr. Dale Francescon received his B.S. in Business Administration from the University of Southern California and a J.D. from Loyola University School of Law. Mr. Dale Francescon, as a co-founder of the Company, is qualified to serve as a director due to his familiarity with our history and operations, his expertise in the homebuilding industry, and his 25 years of experience operating real estate companies.

Robert J. Francescon. Mr. Robert Francescon serves as our Co-Chief Executive Officer and President, and has served as a member of our Board of Directors since April 30, 2013. Mr. Robert Francescon possesses a broad background in all facets of operating a real estate company, and has had direct responsibility for the acquisition, financing, development, architecture, construction, sale and management of various residential projects including land development, single-family homes, townhomes, condominiums and apartments. These projects total in excess of 10,000 units and $2 billion in value. Mr. Robert Francescon has successfully managed the Company, a Top 50 national and Top 5 Colorado homebuilder, through successive profitable years, in various economic cycles, from inception in August 2002 to the present. Prior to the formation of the Company, from 1996 to 2000, Mr. Robert Francescon served as Co-Division President for D.R. Horton, the largest homebuilder in the United States. During that time, his division achieved among the highest profitability and return on investment as compared to the other Horton divisions. Prior to his tenure at D.R. Horton, Mr. Robert Francescon owned and operated Trimark Communities from 1993 to 1996 when it was sold to D.R. Horton. Trimark Communities was the largest builder of attached, for sale homes in the state of Colorado. Mr. Robert Francescon also has management experience working in a variety of financial institutions, including thrifts and the Federal Home Loan Mortgage Corporation. Mr. Robert Francescon is actively involved in various civic and professional organizations. Mr. Robert Francescon received his B.S. in Business Administration from the University of Southern California. Mr. Robert Francescon, as a co-founder of the Company, is qualified to serve as a director due to his familiarity with our history and operations, his management experience in various business enterprises, and his 25 years of experience as a senior executive within the homebuilding industry.

David L. Messenger. Mr. David Messenger serves as our Chief Financial Officer and has been employed by the Company since June 2013. Mr. Messenger has extensive experience in finance and accounting for real estate companies. His direct responsibilities are overseeing all accounting, finance, capital markets, risk management and financial planning and analysis. Prior to his tenure at the Company, Mr. Messenger was at UDR, Inc., a publicly traded multifamily real estate investment trust, from August 2002 to May 2012, most recently as Chief Financial Officer. From June 2012 to February 2013, Mr. Messenger served as an independent consultant for UDR, Inc. Mr. Messenger is licensed in the State of Virginia as a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the Virginia Society of Certified Public Accountants. Mr. Messenger received a B.B.A. and M.A. in Accounting from the University of Iowa.

Kenneth J. Rabel. Mr. Rabel serves as our Division President-Colorado and has been employed by the Company since August 2009. Mr. Rabel has extensive experience in all aspects of homebuilding spanning over a 30 year career. His direct responsibilities are overseeing construction, purchasing, product development and customer service functions. Prior to his tenure at the Company, Mr. Rabel spent 20 years at MDC/Richmond American Homes, a publicly traded Top 10 national homebuilder in various positions including serving as Division President in the corporate headquarters. Mr. Rabel holds a Class B National Standard Contractors License and various other general contracting licensees. Mr. Rabel has been actively involved in the Colorado Homebuilders Association along with various civic organizations.

Steven M. Hayes. Mr. Hayes serves as our Division President-Central Texas and has been employed by the Company since June 2013. Mr. Hayes has extensive experience in all aspects of homebuilding spanning his 25 year career. His direct responsibilities are overseeing construction, purchasing, product development and customer service functions. Prior to his tenure at the Company, Mr. Hayes spent 19 years at McGuyer Homebuilders, Inc. in various positions, including serving as Division President for the most recent 14 years. Mr. Hayes received a B.B.A. from Midwestern State University.

Don A. Boettcher. Mr. Boettcher serves as our Division President-Las Vegas and has been employed by our company since April 2, 2014. Mr. Boettcher has extensive experience in all aspects of homebuilding spanning his 25 year career. His direct responsibilities are overseeing construction, purchasing, product development and customer service functions. Prior to his tenure at our company, Mr. Boettcher spent four years as President of Dunhill Homes. Prior to Dunhill Homes, Mr. Boettcher spent 23 years at Pulte Homes, Inc., a publicly traded national homebuilder, in various positions, including serving as Area Vice President and Division Vice President of Land. Mr. Boettcher received a B.S. in Accounting from the University of Nebraska.

James M. Lippman. Mr. Lippman is a director and has served on our Board of Directors since May 7, 2013. Mr. Lippman founded JRK Property Holdings in 1991 and currently serves as its Chairman and Chief Executive Officer. From an initial purchase of five multifamily properties, JRK has grown to a national leader in the commercial real estate sector. In 2011, JRK was featured as the 25th largest Multifamily Owner and Manager in the U.S. by the National Multi Housing Council and ranked 27th in the nation by Multifamily Executive Magazine. Mr. Lippman currently serves on the Board of Trustees of Union College. Prior to founding JRK, Mr. Lippman was the managing director of the Signature Group, where he managed a $1 billion, diversified real estate portfolio that included direct and indirect ownership in commercial properties as well as various debt and equity securities. Mr. Lippman also worked on Wall Street for many years where he traded equities, options and commodities for proprietary investment accounts. Mr. Lippman earned a B.A. in Economics and Political Science from Union College. Mr. Lippman is qualified to serve as a director because of his extensive leadership experience within the real estate industry, his financial management expertise, and his extensive contacts with senior real estate executives throughout the United States.

Keith R. Guericke. Mr. Guericke is a director and has served on our Board of Directors since May 7, 2013. Mr. Guericke has served as a Director of the Board of Essex Property Trust, Inc., (which we refer to as “Essex”) since June 1994. In 2002, Mr. Guericke was elected to the position of Vice Chairman of the Board a position he still holds. He held the position of President and Chief Executive Officer of Essex from 1988 through 2010. Effective January 2011, Mr. Guericke retired from his position as an Executive Officer. Mr. Guericke joined Essex’s predecessor, Essex Property Corporation, in 1977 to focus on investment strategies and portfolio expansion. Mr. Guericke prepared Essex for its initial public offering in 1994, and since then has overseen the significant growth of the Essex multifamily portfolio in supply-constrained markets along the West Coast. Mr. Guericke is a member of NAREIT the National Multi-Housing Council, and several local apartment industry groups. Mr. Guericke also serves as a Director of the Board of American Residential Properties. Prior to joining Essex, Mr. Guericke began his career with Kenneth Leventhal & Company, a certified public accounting firm noted for its real estate expertise. Mr. Guericke received his B.S. in Accounting from Southern Oregon College in 1971. Mr. Guericke is qualified to serve as a director because of his extensive leadership experience at a publicly traded company, his expansive knowledge of the real estate industry, his strong relationships with many executives at real estate companies throughout the United States and his expertise in accounting and finance.

John P. Box. Mr. Box is a director and has served on our Board of Directors since May 23, 2014. Mr. Box is a commercial real estate practitioner who has served as regional chairman of Newmark Grubb Knight Frank since 2013. Prior to his current role, from 1988 through 2012, Mr. Box was president and chief executive officer of the Frederick Ross Company, the largest locally owned commercial real estate service business in Colorado. Under his watch, the Frederick Ross Company diversified into several independent operating divisions and was active in commercial brokerage, consulting and property management, as well as apartment building and multi-family land sales. Mr. Box was recognized as honorary dean for 2002 by the University of Denver Franklin L. Burns School of Real Estate and Construction Management, and in 2001, he was awarded the 2000 NAIOP President’s Award for contributions to the real estate community. Earlier in his career, Mr. Box was recognized four times by the Denver Board of REALTORS® as the recipient of the top commercial sales award for achieving the highest personal sales volume in the Denver area. Mr. Box also serves on the board of trustees for Regis University, on the board of directors for the National Crime Prevention Council, and is former board chair of ONCOR International, a worldwide affiliation of real estate companies. Mr. Box is qualified to serve as a director because of his extensive leadership within the real estate industry, his relationships with many executives at real estate companies through the United States, and his proven ability to successfully grow and diversify a real estate business.

Family Relationships

Messrs. Dale Francescon and Robert Francescon are brothers. There are no other family relationships among any of our directors or executive officers.

Board of Directors

The number of members of our board of directors will be determined from time-to-time by action of our board of directors. Our board of directors currently consists of five persons. After the completion of this offering, we expect our board of directors to determine that three of our directors, constituting a majority, satisfy the listing standards for independence of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

Our board of directors believes its members collectively have or will have the experience, qualifications, attributes and skills to effectively oversee the management of the Company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing the Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of the Company and our stockholders and a dedication to enhancing stockholder value.

Role of our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees (the audit committee, the compensation committee and the nominating and corporate governance committee), each of which will address risks specific to its respective areas of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee will provide oversight with respect to corporate governance and ethical conduct and will monitor the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct.

Committees of our Board of Directors

Our board of directors has established three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Each of these committees consists of three members, each of whom satisfies the independence standards of the New York Stock Exchange.

Audit Committee. Our board of directors has established an audit committee, which is comprised of our three independent directors, James M. Lippman, Keith R. Guericke, and John P. Box, each of whom is “financially literate” under the rules of the New York Stock Exchange. Keith R. Guericke serves as the chairperson of the audit committee. Our audit committee, pursuant to its written charter, among other matters, oversees (i) our financial reporting, auditing and internal control activities; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; (v) the performance of our internal audit function and independent auditors; and (vi) our overall risk exposure and management. Duties of the audit committee also include:

•	annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

•	be responsible for the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;

•	review with the independent auditors the plans and results of the audit engagement;

•	evaluate the qualifications, performance and independence of our independent auditors;

•	have sole authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof, and the fees therefor;

•	review the adequacy of our internal accounting controls; and

•	meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions.

Keith R. Guericke has been designated as our audit committee financial expert, as that term is defined in the rules of the SEC.

Compensation Committee. Our board of directors has established a compensation committee, which is comprised of our three independent directors, James M. Lippman, Keith R. Guericke, and John P. Box. James M. Lippman serves as the chairperson of the compensation committee. The compensation committee, pursuant to its written charter, among other matters:

•	assists our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;

•	administers, reviews and makes recommendations to our board of directors regarding our compensation plans, including our First Amended & Restated 2013 Long-Term Incentive Plan (which we refer to as our “2013 Long-Term Incentive Plan”);

•	annually reviews and approves our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluates each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors;

•	provides oversight of management’s decisions regarding the performance, evaluation and compensation of other officers; and

•	reviews our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking, and reviews and discusses, at least annually, the relationship between risk management policies and practices, business strategy and our executive officers’ compensation.

Our compensation committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of executive officer compensation.

Nominating and Corporate Governance Committee. Our board of directors has established a nominating and corporate governance committee, which is comprised of our three independent directors, James M. Lippman, Keith R. Guericke, and John P. Box. John P. Box serves as the chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee, pursuant to its written charter, among other matters:

•	identifies individuals qualified to become members of our board of directors, and ensures that our board of directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds;

•	develops, and recommends to our board of directors for its approval, qualifications for director candidates, and periodically reviews these qualifications with our board of directors;

•	reviews the committee structure of our board of directors and recommends directors to serve as members or chairs of each committee of our board of directors;

•	reviews and recommends committee slates annually and recommends additional committee members to fill vacancies as needed;

•	develops and recommends to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, reviews such guidelines and recommends changes to our board of directors for approval as necessary; and

•	oversees the annual self-evaluations of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of the Company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our officers, directors and any employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote the following:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•	full, fair, accurate, timely and understandable disclosure in our communications with and reports to our stockholders, including reports filed with the SEC, and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers, directors or any employees may be made only by our nominating and corporate governance committee and will be promptly disclosed as required by law and New York Stock Exchange regulations once we become a publicly reporting, listed company.

Limitations on Liabilities and Indemnification of Directors and Officers

For information concerning limitations of liability and indemnification and advancement rights applicable to our directors and officers, see “Description of Capital Stock—Limitations on Liability of Directors and Officers and Insurance.”

Director Compensation

For a discussion of our director compensation arrangements, see “Executive and Director Compensation—Director Compensation.”

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to Dale Francescon, our Co-Chief Executive Officer, Robert J. Francescon, our Co-Chief Executive Officer, David Messenger, our Chief Financial Officer, and Kenneth J. Rabel, our Division President-Colorado, in fiscal years 2012 and 2013.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)		Nonequity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Dale Francescon	2013	466,666		—		1,260,000	(5)	1,500,000	(9)	55,400	(10)	3,282,066
Co-Chief Executive Officer	2012	400,000		—		—		—		39,000	(11)	439,000

Robert J. Francescon	2013	466,666		—		1,260,000	(6)	1,500,000	(9)	55,400	(10)	3,282,066
Co-Chief Executive Officer and President	2012	400,000		—		—		—		39,000	(11)	439,000

David Messenger(1)	2013	135,417	(1)	250,000	(2)	242,500	(7)	—		3,500	(12)	631,417
Chief Financial Officer	2012	—		—		—		—		—		—

Kenneth J. Rabel	2013	247,917		225,000	(3)	147,820	(8)	—		17,500	(13)	638,237
Division President-Colorado	2012	200,000		100,000	(4)	—		—		18,000	(14)	318,000

(1)	David Messenger began serving as our Chief Financial Officer on June 3, 2013. Salary received in 2013 was pro-rated based on an annual base salary of $250,000.
(2)	David Messenger received a discretionary cash bonus of $250,000 for fiscal year 2013 based upon his performance during that period, which was approved by our compensation committee.
(3)	Kenneth Rabel received a discretionary cash bonus of $225,000 for fiscal year 2013 based upon his performance during that period, which was approved by our compensation committee.
(4)	Kenneth Rabel received a discretionary cash bonus of $100,000 for fiscal year 2012 based upon his performance during that period, which was approved by Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, pursuant to authority delegated to them by the manager of our predecessor entity, Century Communities Colorado, LLC.
(5)	Represents the grant date fair value of 63,000 shares of restricted stock granted to Dale Francescon for fiscal year 2013, computed in accordance with FASB ASC Topic 718.
(6)	Represents the grant date fair value of 63,000 shares of restricted stock granted to Robert Francescon for fiscal year 2013, computed in accordance with FASB ASC Topic 718.
(7)	Represents the grant date fair value of 12,500 shares of restricted stock granted to David Messenger for fiscal year 2013, computed in accordance with FASB ASC Topic 718.
(8)	Represents the grant date fair value of 8,000 shares of restricted stock granted to Kenneth Rabel for fiscal year 2013, computed in accordance with FASB ASC Topic 718.
(9)	Each of Dale Francescon and Robert Francescon received a performance-based cash bonus of $1,500,000 for fiscal year 2013 pursuant to the terms of their respective Employment Agreements. The target amounts of these performance-based cash bonuses are equal to 150% of their respective annual base salaries, with a maximum amount capped at 300% of their respective annual base salaries, based on the satisfaction and performance of discretionary goals established by our compensation committee.
(10)	Each of Dale Francescon and Robert Francescon received other compensation of $55,400 for fiscal year 2013, comprised of $9,400 in Company contributions to defined contribution plans, a $26,000 automobile and cellular telephone allowance and $20,000 in reimbursements for term life insurance.
(11)	Each of Dale Francescon and Robert Francescon received other compensation of $39,000 for fiscal year 2012, comprised of $11,000 in Company contributions to defined contribution plans, $10,000 in personal financial or tax advice, and an $18,000 automobile and cellular telephone allowance.

(12)	David Messenger received a $3,500 automobile and cellular telephone allowance for fiscal year 2013, which is the pro-rated from a $6,000 annual allowance based on his actual period of service beginning on June 3, 2013.
(13)	Kenneth Rabel received other compensation of $17,500 for fiscal year 2013, comprised of $5,500 in Company contributions to defined contribution plans and a $12,000 automobile and cellular telephone allowance.
(14)	Kenneth Rabel received other compensation of $18,000 for fiscal year 2012, comprised of $6,000 in Company contributions to defined contribution plans and a $12,000 automobile and cellular telephone allowance.

Narrative to Summary Compensation Table

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our stockholders in a way that allows us to attract and retain the best executive talent. We have adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses and making future grants of equity awards to our executive officers. Our compensation committee has designed a compensation program that rewards, among other things, favorable stockholder returns, stock appreciation, the Company’s competitive position within the homebuilding industry and each executive officer’s long-term career contributions to the Company.

The compensation incentives designed to further these goals take the form of annual cash compensation and equity awards, as well as long-term cash and/or equity incentives measured by company and/or individual performance targets to be established by our compensation committee. In addition, our compensation committee may determine to make equity-based awards to new executive officers in order to attract talented professionals to serve us.

Named Executive Officer Compensation

Our named executive officers for fiscal year 2013 were Dale Francescon, Robert Francescon, Kenneth Rabel and David Messenger, who began serving as our Chief Financial Officer on June 3, 2013. The following is a summary of the elements of our compensation arrangements paid to our named executive officers for fiscal year 2013 and to be paid to our named executive officers for fiscal year 2014.

Annual Base Salary. Base salary is designed to compensate our named executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, our compensation committee considers each executive’s role and responsibility, unique skills, future potential with us, salary levels for similar positions in our market and internal pay equity.

Annual Cash Bonus. Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on our and such individual’s performance. In connection with our annual cash bonus program, our compensation committee determines annual performance criteria that are flexible and that change with the needs of our business. Our annual cash bonus program is designed to reward the achievement of specific financial and operational objectives. For fiscal year 2013, Dale Francescon’s and Robert Francescon’s bonuses were calculated pursuant to formulas detailed in their respective employment agreements and based on the satisfaction and performance of the following maximum level goals established by our compensation committee: (i) increase of 20% or more in the number of closed homes in 2013 over 2012, (ii) increase of 20% or more in total revenue of the Company for 2013 over 2012, and (iii) increase of 20% or more in net income before taxes of the Company for 2013 over 2012. Our compensation committee approved Dale Francescon’s and Robert Francescon’s bonuses after verifying that each of the maximum level performance goals was achieved.

Discretionary Bonus. In 2013, we awarded a discretionary cash bonus equal to $225,000 and $250,000 to each of Kenneth Rabel and David Messenger, respectively, based upon their performance during that period. These bonuses were approved by our compensation committee.

Equity Awards. In fiscal year 2013, we began providing time-based equity awards to our named executive officers pursuant to our 2013 Long-Term Incentive Plan. Time-vested equity awards are designed to focus and reward our named executive officers on our long-term goals and enhance stockholder value. In determining equity awards, our compensation committee takes into account our overall financial performance. The awards made under our 2013 Long-Term Incentive Plan in 2013 are granted to recognize such individuals’ efforts on our behalf, and to provide a retention element to their overall compensation. Generally, grants of stock options, restricted stock and restricted stock units made pursuant to the 2013 Long-Term Incentive Plan in 2013 vest in equal installments annually over three years, subject to the participant’s continued employment. We may also provide performance-based equity awards to our named executive officers pursuant to our 2013 Long-Term Incentive Plan.

Retirement Savings Opportunities. All of our employees are eligible to participate in a defined contribution retirement plan (which we refer to as a “401(k) plan”). We provide this 401(k) plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) plan, employees are eligible to defer a portion of their base salary, and we, at our discretion, may make a matching contribution and/or a profit sharing contribution on their behalf. We do not currently provide, nor do we intend to provide in the future, an option for our employees to invest in shares of our common stock through the 401(k) plan.

Health and Welfare Benefits. We provide to all of our full-time employees a competitive benefits package, which includes health and welfare benefits, such as medical, dental, disability and life insurance benefits. The programs under which these benefits are offered do not discriminate in scope, terms or operation in favor of our named executive officers and are available to all of our full-time employees.

Severance. Under their employment agreements, each of Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, is entitled to receive severance payments under certain circumstances in the event that his employment is terminated. Severance payments are designed to protect and compensate them under those circumstances. The circumstances and payments are described in more detail below under “—Employment Agreements—Potential Payments Upon Termination or Change in Control.”

Other Income. In fiscal year 2012, each of Dale Francescon and Robert Francescon received other compensation of $39,000, comprised of $11,000 in Company contributions to defined contribution plans, $10,000 in personal financial or tax advice, and an $18,000 automobile and cellular telephone allowance. In fiscal year 2013, each of Dale Francescon and Robert Francescon received other compensation of $55,400, comprised of $9,400 in Company contributions to defined contribution plans, a $26,000 automobile and cellular telephone allowance and $20,000 in reimbursements for term life insurance. In addition, in connection with the registration of our common stock in accordance with the registration rights agreement we entered into in connection with the May 2013 private offering and private placement, each of Dale Francescon and Robert Francescon will be entitled to be paid a cash bonus of $250,000 by us if we file with the SEC a shelf registration statement relating to the registration for resale of the shares of our common stock sold in our May 2013 private offering and private placement, and the SEC declares the registration statement effective on or before June 30, 2014. We have filed with the SEC a registration statement on Form S-1 for this offering and for the resale of the registrable shares that are not sold by the selling stockholders in this offering, and this prospectus forms a part of that registration statement. Each of Dale Francescon and Robert Francescon should earn this bonus upon completion of this offering.

In fiscal year 2012, Mr. Rabel received other compensation of $18,000, comprised of $6,000 in Company contributions to defined contribution plans and a $12,000 automobile and cellular telephone allowance. In fiscal year 2013, Mr. Rabel received other compensation of $17,500, comprised of $5,500 in Company contributions to defined contribution plans and a $12,000 automobile and cellular telephone allowance.

In fiscal year 2013, Mr. Messenger received a $3,500 automobile and cellular telephone allowance. In addition, Mr. Messenger will be entitled to be paid a cash bonus of $125,000 by us upon the completion of our initial public offering, which he will earn upon the completion of this offering.

Outstanding Equity Awards as of December 31, 2013

	Stock Awards as of December 31, 2013
Name	Number of shares of stock that have not vested (#)		Market Value of shares of stock that have not vested ($)(4)
Dale Francescon	63,000	(1)	1,197,000
Robert Francescon	63,000	(1)	1,197,000
Kenneth Rabel	8,000	(2)	152,000
David Messenger	12,500	(3)	237,500

(1)	63,000 shares of time-based restricted stock granted on May 7, 2013, which will vest in equal installments on the first, second and third anniversary of the grant date subject to continued employment with us.
(2)	5,000 shares of time-based restricted stock granted on June 6, 2013 and 3,000 shares of time-based restricted stock granted on September 17, 2013, which will vest in equal installments on the first, second and third anniversary of the respective grant dates subject to continued employment with us.
(3)	12,500 shares of time-based restricted stock granted on June 3, 2013, which will vest in equal installments on the first, second and third anniversary of the grant date subject to continued employment with us.
(4)	Value is calculated by multiplying the number of shares of restricted stock that have not vested by the last traded price of our stock on a secondary market ($19.00) as of December 31, 2013.

Employment Agreements

We have entered into employment agreements with each of our Co-Chief Executive Officers, Dale Francescon and Robert Francescon. Each of the employment agreements has an initial term of five years, and provides for automatic one-year extensions after the expiration of the initial term, unless either party provides the other with at least 90 days’ prior written notice of non-renewal. Each of the employment agreements requires Dale Francescon and Robert Francescon, respectively, to dedicate his full business time and attention to the affairs of the Company.

The employment agreements also provide for, among other things:

•	an annual base salary of $500,000 for each of Dale Francescon and Robert Francescon, subject to future increases from time to time at the discretion of our compensation committee;

•	eligibility for annual cash performance bonuses, with a target amount equal to 150% of annual base salary and a maximum amount capped at 300% of annual base salary, based on the satisfaction and performance of discretionary goals to be established by our compensation committee;

•	participation in our 2013 Long-Term Incentive Plan and any subsequent equity incentive plans approved by our board of directors; and

•	participation in any employee benefit plans and programs that are maintained from time to time for our other senior executive officers.

In addition, each of the employment agreements for Dale Francescon and Robert Francescon provides for a bonus relating to the registration of our common stock in accordance with the registration rights agreement we entered into in connection with the May 2013 private offering and private placement. Each of Dale Francescon and Robert Francescon will be entitled to be paid a cash bonus of $250,000 by us if we file with the SEC a shelf registration statement relating to the registration for resale of the shares of our common stock sold in our May 2013 private offering and private placement, and the SEC declares the registration statement effective on or before June 30, 2014. We have filed with the SEC a registration statement on Form S-1 for this offering and for the resale of the registrable shares that are not sold by the selling stockholders in this offering, and this prospectus forms a part of that registration statement. Each of Dale Francescon and Robert Francescon should earn this bonus upon completion of this offering.

The employment agreements contain customary non-competition, non-solicitation, and confidentiality provisions that apply during the term of the agreements and for two years after the termination of their employment for any reason.

Potential Payments Upon Termination or Change in Control

We may terminate Dale Francescon’s and Robert Francescon’s employment at any time with or without cause, and the executive may terminate his employment with or without good reason. If we terminate Dale Francescon’s or Robert Francescon’s employment for cause, if he resigns without good reason, or if he is terminated due to death or disability, he will be entitled to receive any earned but unpaid annual base salary, reimbursement of expenses incurred prior to the date of termination, accrued but unused vacation and any other benefits that have been earned and accrued prior to the date of termination. In addition, any outstanding awards granted to him under our 2013 Long-Term Incentive Plan will be paid in accordance with their terms.

If we terminate Dale Francescon’s or Robert Francescon’s employment without cause or if he terminates his employment for good reason, he will be entitled to the severance benefits described below. The severance benefits include the following:

•	each of Dale Francescon and Robert Francescon will be entitled to receive any earned but unpaid annual base salary, reimbursement of expenses incurred prior to the date of termination, any accrued but unused vacation and any benefits that have vested or which he is eligible to receive prior to the date of termination;

•	we will pay the employer’s portion of COBRA premiums under our major medical group health and dental programs for up to 30 months;

•	each of Dale Francescon and Robert Francescon will be entitled to receive a lump sum cash payment in an amount equal to the sum of (i) three times his 12 months’ annual base salary (which we refer to as the “Base Severance”), provided that, if the date of his termination is within the initial term, the amount he will be entitled to receive shall be twice the normal Base Severance, plus (ii) a payment in lieu of the annual bonus for the fiscal year in which his employment was terminated equal to the amount of the annual bonus that would have become payable for the fiscal year if employment had not been terminated, based on performance actually achieved that year (determined by the board of directors following completion of performance year), multiplied by a fraction, the numerator of which is the number of days he was employed in the fiscal year of termination and the denominator of which is the total number of days in the fiscal year, provided that if the date of his termination is within the initial term the amount received shall be no less than the maximum allowable annual bonus that he could have been paid for such year pursuant to the terms of his employment agreement; and

•	all equity awards granted to Dale Francescon and Robert Francescon under our 2013 Long-Term Incentive Plan or any subsequent equity incentive plan approved by our board of directors will immediately vest, any forfeiture restrictions will immediately lapse and any target bonus performance criteria for the year in which such termination occurs will be treated as satisfied and, in the case of any options, will become vested and exercisable or, at the discretion of our board of directors, may be cashed out or cancelled.

The employment agreements also provide that if the termination occurs within 24 months following a “change in control” (as defined in the new employment agreements), in addition to the other payments provided for above (other than the payment in lieu of annual bonus), Dale Francescon and Robert Francescon will receive an amount equal to three (3) times the target bonus (150% of base salary) for the current fiscal year.

Director Compensation

Upon the completion of our May 2013 private offering and private placement, our board of directors established a compensation program for our non-employee directors. Pursuant to this compensation program, we paid the following fees to each of our non-employee directors during the fiscal year ended December 31, 2013:

•	an annual cash retainer of $50,000;

•	an initial grant of 2,500 shares of restricted stock pursuant to our 2013 Long-Term Incentive Plan, which shares will vest in equal installments annually over three years subject to continued service on our board;

•	an additional annual cash retainer of $10,000 to the chair of our audit committee;

•	an additional annual cash retainer of $10,000 to the chair of our compensation committee;

•	an additional annual cash retainer of $10,000 to the chair of our nominating and corporate governance committee; and

•	$1,000 for each meeting attended in person, and $500 for each meeting attended telephonically.

The following table sets forth information concerning the compensation of our non-employee directors during the fiscal year ended December 31, 2013.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Keith R. Guericke	60,000	50,000	110,000
James M. Lippman	60,000	50,000	110,000
William F. Owens(2)	60,000	50,000	110,000

(1)	Represents the grant date fair value of 2,500 shares of restricted stock computed in accordance with FASB ASC Topic 718.
(2)	Mr. William F. Owens served on our board of directors from May 2013 to May 2014. Pursuant to Mr. Owens’ request, and not because of any disagreement with our company or our management, policies or affairs, he was not renominated by our nominating and corporate governance committee as a candidate for election to our board of directors. Our nominating and corporate governance committee and our board of directors nominated Mr. John P. Box as a director candidate for election to our board of directors, and our stockholders elected Mr. Box to succeed Mr. Owens as a company director effective as of May 23, 2014, the date on which our stockholders elected our board of directors for the current term.

We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including without limitation travel expenses in connection with their attendance in-person at board and committee meetings. Any non-employee director elected or appointed to our board of directors for the first time following the completion of this offering will receive an initial grant of 3,505 shares of restricted stock, which shares will vest in equal installments annually over three years. Directors who are employees will not receive any compensation for their services as directors.

Prior to the conversion of our predecessor entity, Century Communities Colorado, LLC, into a corporation in April 2013, our predecessor entity was manager managed by DARO Ventures LLC, an entity wholly owned by Dale Francescon and Robert Francescon, our Co-Chief Executive Officers. During fiscal year 2013, our predecessor entity paid a pro-rated management fee of $200,000 (through April 30, 2013) to DARO Ventures LLC.

2013 Long-Term Incentive Plan

Our board of directors has adopted, and our stockholders of record have approved, our First Amended & Restated 2013 Long-Term Incentive Plan (which we refer to as our “2013 Long-Term Incentive Plan”) to attract and retain directors, officers, employees and other service providers. Our 2013 Long-Term Incentive Plan provides for the grant of equity-based awards, including options to purchase shares of common stock, stock appreciation rights, common stock, restricted stock, restricted stock units and performance awards.

Administration of our 2013 Long-Term Incentive Plan and Eligibility

Our 2013 Long-Term Incentive Plan is administered by our compensation committee, which may delegate certain of its authority under our 2013 Long-Term Incentive Plan to our board of directors or, subject to applicable law, to our Chief Executive Officer or such other executive officer as our compensation committee deems appropriate; provided, that our compensation committee may not delegate its authority under our 2013 Long-Term Incentive Plan to our Chief Executive Officer or any other executive officer with regard to the selection for participation in our 2013 Long-Term Incentive Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, price or amount of an award to such an officer, director or other person.

Our compensation committee has the authority to make awards to eligible participants, which includes our officers, directors, employees, consultants, agents and independent contractors, and persons expected to become our officers, directors, employees, consultants, agents and independent contractors. Our compensation committee also has the authority to determine what form the awards will take, the amount and timing of the awards and all other terms and conditions of the awards.

The compensation committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding options and stock appreciation rights shall become exercisable in part or in full, (ii) all or a portion of the restrictions applicable to any outstanding restricted stock or restricted stock units shall lapse, (iii) all or a portion of the performance period restrictions applicable to any outstanding restricted stock, restricted stock units or performance award shall lapse, and (iv) the performance measures (if any) applicable to any outstanding award shall be deemed to be satisfied at the target or any other level.

Share Authorization

The number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan is 1,846,000 shares, of which 1,468,413 shares currently remain available for future grants. The number of shares of our common stock available under our 2013 Long-Term Incentive Plan shall be reduced by the sum of the aggregate number of shares of common stock which become subject to outstanding options, outstanding stock appreciation rights, outstanding stock awards and outstanding performance-related awards. To the extent that shares of our common stock subject to an outstanding option, stock appreciation right, stock award or performance award granted under our 2013 Long-Term Incentive Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or the settlement of such award in cash, then such shares of our common stock generally shall again be available under our 2013 Long-Term Incentive Plan.

Subject to certain adjustments described below, in any fiscal year during any part of which our 2013 Long-Term Incentive Plan is in effect, no participant may be granted (i) options or stock appreciation rights with respect to more than 375,000 shares of our common stock, or (ii) restricted stock, restricted stock units (other than restricted stock unit grants that qualify as performance awards, which would be subject to the dollar limitations set forth in the next sentence), and/or stock awards with respect to more than 250,000 shares of our common stock. In addition, the maximum dollar valuable payable to any one participant with respect to performance awards is $5,000,000 with respect to any 12 month performance period, and $10,000,000 with respect to any performance period that is more than 12 months.

In the event of any equity restructuring that causes the per share value of shares of our common stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, then our compensation committee will appropriately adjust the number and class of securities available under our 2013 Long-Term Incentive Plan and the terms of each outstanding award under our 2013 Long-Term Incentive Plan. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization or partial or complete liquidation, our compensation committee may make such equitable adjustments as it determines to be appropriate and equitable to prevent dilution or enlargement of rights of participants. The decision of our compensation committee regarding any such adjustment shall be final, binding and conclusive.

Stock Options

Our 2013 Long-Term Incentive Plan authorizes the grant of incentive stock options and options that do not qualify as incentive stock options. The exercise price of each option will be determined by our compensation committee, provided that the price cannot be less than 100% of the fair market value of the shares of our common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”)). The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”). Our compensation committee may grant performance-related options, the grant of which or the exercisability of all or a portion of which is contingent on the attainment of specified performance measures.

The compensation committee, in its sole discretion and without the approval of our stockholders, may amend or replace any previously granted option or stock appreciation right in a transaction that constitutes a repricing within the meaning of the rules of the New York Stock Exchange.

Stock Appreciation Rights

Our 2013 Long-Term Incentive Plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of our common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of our common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or as an independent grant. The term of a stock appreciation right cannot exceed, in the case of a tandem stock appreciation right, the expiration, cancellation or other termination of the related option and, in the case of a free-standing stock appreciation right, ten years from the date of grant.

Stock Awards

Our 2013 Long-Term Incentive Plan also provides for the grant of common stock, restricted stock, and restricted stock units. Our compensation committee will determine the number of shares of common stock subject to a restricted stock award or restricted stock unit and the restriction period, performance period (if any), the performance measures (if any) and the other terms applicable to a restricted stock award under our 2013 Long-Term Incentive Plan. Restricted stock units confer on the participant the right to receive one share of common stock or, in lieu thereof, the fair market value of such share of common stock in cash. The holders of awards of restricted stock will be entitled to receive dividends, and the holders of awards of restricted stock units may be entitled to receive dividend equivalents.

Performance Awards

Our 2013 Long-Term Incentive Plan also authorizes the grant of performance awards. Performance awards represent the participant’s right to receive an amount of cash, shares of our common stock, or a combination of both, contingent upon the attainment of specified performance measures within a specified period. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance award.

Change in Control

Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in our 2013 Long-Term Incentive Plan), our compensation committee may, in its discretion, determine whether some or all outstanding options and stock appreciation rights shall become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards shall lapse in full or in part and whether the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied. Our compensation committee may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares of common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock.

Termination; Amendment

Our 2013 Long-Term Incentive Plan will automatically expire on the tenth anniversary of its effective date. Our board of directors may terminate or amend our 2013 Long-Term Incentive Plan at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation. Our compensation committee may amend the terms of any outstanding award under our 2013 Long-Term Incentive Plan at any time. No amendment or termination of our 2013 Long-Term Incentive Plan or any outstanding award may adversely affect any of the rights of an award holder without the holder’s consent.

Outstanding and Pending Awards

As of December 31, 2013, we had granted the following awards under our 2013 Long-Term Incentive Plan to our executive officers, directors, and other related parties:

•	Each of Dale Francescon and Robert Francescon had been granted 63,000 shares of restricted stock, which shares vest ratably over three years on an annual basis from the date of grant.

•	David Messenger had been granted 12,500 shares of restricted stock, which shares vest ratably over three years on an annual basis from the date of grant.

•	Kenneth Rabel had been granted 8,000 shares of restricted stock, which shares vest ratably over three years on an annual basis from the date of grant.

•	Each of our current independent directors had been granted 2,500 shares of restricted stock (7,500 shares of restricted stock in the aggregate), which shares vest ratably over three years on an annual basis from the date of grant.

Rule 10b5-1 Sales Plan

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they would contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our policy on insider trading and communications with the public. Our directors and executive officers may not establish any such plan prior to the expiration of the lock-up agreements described under “Underwriting.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the period beginning on January 1, 2011 to the date of this prospectus, we have entered into or participated in the following transactions with related parties:

Acquisitions from Entities Managed by Dale Francescon and Robert Francescon

During 2011, we paid approximately $5.4 million for certain land previously owned by High Pointe, Inc., an entity controlled by Dale Francescon and Robert Francescon, our Co-Chief Executive Officers and board members.

During 2012, we paid approximately $8.1 million for certain land previously owned by High Pointe, Inc.

In 2013, we paid approximately $4.8 million for certain land previously owned by High Pointe, Inc.

In addition, during the period from March through May 2013, we acquired 1,034 lots in various stages of development located in Colorado and Nevada from entities beneficially owned by Dale Francescon and Robert Francescon, our Co-Chief Executive Officers and board members, for an aggregate purchase price of approximately $34.0 million. The purchase prices of these properties were determined by our management taking into account third party appraisals for 353 of the lots, representing approximately $19 million of the aggregate purchase price, and broker price opinions for the remaining 588 lots, representing approximately $15 million of the aggregate purchase price. Broker price opinions are opinions issued by real estate brokers or agents as to their opinion regarding the market selling price of property, and such opinions have limitations in their reliability and accuracy, as the broker review of the subject property is not as thorough or in depth as is the case in an appraisal. An appraisal, on the other hand, includes a full comparable property analysis, including scrutinizing the price comparisons of the comparable properties used and adjusting for differences in relation to the subject property.

We do not anticipate that we will acquire additional land from Dale Francescon, Robert Francescon or any entities managed by either of them in the future, and any such acquisitions, if they occur at all, will be separately considered for approval by our independent directors.

Lending Arrangements with Entities Managed by Dale Francescon and Robert Francescon

We had a loan arrangement with, and paid principal and interest to, Arcadia Acquisitions, LLC, which is controlled by Dale Francescon and Robert Francescon. This loan was originally for $4 million and had an interest rate of 6%. The highest principal balance during 2012 was approximately $1.9 million. We paid off the entire principal balance, as well as approximately $52 thousand in interest, in 2012.

In 2013, each of DARO Ventures LLC and DARO Ventures II LLC, entities wholly owned by Dale Francescon and Robert Francescon, loaned to us $350,000 (for an aggregate of $700,000). Each of these loans had an interest rate of 1.5% and a maturity date of June 30, 2013. The highest principal balance for each loan during 2013 was $350,000. These loans, along with an aggregate of $1,078 in interest, were repaid in full on May 7, 2013.

Subordinated Obligation Agreement with an Entity Managed by Dale Francescon and Robert Francescon

We had a subordinated obligation agreement with DARO Ventures II LLC, an entity controlled by Dale Francescon and Robert Francescon. The original amount of this obligation was approximately $11.2 million, and the interest rate is 6%. Every year until 2012, we made annual interest-only payments of approximately $0.7 million, and we did not make any payments on the obligation amount. This obligation was converted into common equity upon the completion of the May 2013 private offering and private placement.

Guaranty of the Repayment of a Loan Issued to an Entity Managed by Dale Francescon and Robert Francescon

We had guaranteed the repayment of a loan issued to Regency at Ridgegate, LLC, an entity owned by DARO Ventures III LLC, which is wholly owned by Dale Francescon and Robert Francescon. Our guaranty was in effect through maturity of the loan. The loan had a maximum principal balance of $22.2 million and an interest rate of 3.5%. The highest principal balance for the loan since January 1, 2012 was approximately $20.2 million. The loan was paid off in its entirety in August 2013 with no amounts outstanding as of December 31, 2013, and the loan and our guaranty have been terminated in full.

Exchange of Ownership Interest in an Entity Managed by Dale Francescon and Robert Francescon for 26 Finished Lots

We previously had a 22% joint venture ownership interest in Regency at Ridgegate, LLC, an entity now owned by DARO Ventures III LLC, which is wholly owned by Dale Francescon and Robert Francescon. During 2012, we transferred all of our ownership interest in Regency at Ridgegate, LLC to DARO Ventures III LLC, in exchange for 26 finished lots from Arcadia Holdings at CC Highlands One LLC, an entity wholly owned by Dale Francescon and Robert Francescon. The lots received were recorded at the related party’s carrying basis. The carrying value of the investment at the date of transfer was $2.3 million. The difference of $1.7 million was recognized as a non-cash distribution.

Land Contribution by an Entity Managed by Dale Francescon and Robert Francescon

In 2012, 49 finished lots and 26 partially finished lots were contributed to us on behalf of DARO Ventures LLC and DARO Ventures II LLC, entities wholly owned by Dale Francescon and Robert Francescon, and were presented as a non-cash contribution of $1.3 million in our financial statements.

Distribution and Assignment of Membership Interests in a Related Entity

In December 2012, we assigned all of our membership interests in Waterside at Highland Park, LLC, an entity which we wholly owned, to Dale Francescon and Robert Francescon as individuals. The assets of Waterside at Highland Park, LLC consisted of 76 partially improved townhome lots and related common area, and it was anticipated that this property would be developed as a for-rent community, a business in which we are not engaged. It was subsequently decided that the community would be developed as a for sale community, and, as a result, in March 2013, Dale Francescon and Robert Francescon assigned all of the membership interests of Waterside at Highland Park, LLC back to us. Waterside at Highland Park, LLC is currently one of our wholly-owned subsidiaries. No money exchanged hands in these transactions, and there was no impact on the distribution following the assignment back. Waterside at Highland Park, LLC was valued at approximately $3.7 million at the time of the assignment in March 2013.

Capital Contribution by Entities Owned by Dale Francescon and Robert Francescon

In 2013, DARO Ventures LLC and DARO Ventures II LLC, entities wholly owned by Dale Francescon and Robert Francescon, each made a capital contribution of approximately $0.8 million to the Company.

Management Fees Paid to DARO, an Entity Owned by Dale Francescon and Robert Francescon

We paid management fees of $600,000 in each of 2011 and 2012 and $200,000 in 2013 (through April 30, 2013) to DARO Ventures LLC, an entity wholly owned by Dale Francescon and Robert Francescon, in its capacity as the manager of our predecessor entity, Century Communities Colorado, LLC.

Management Investment

In connection with the May 2013 private offering and private placement, Dale Francescon and Robert Francescon purchased an aggregate of 500,000 shares of our common stock (through an entity owned and controlled by them) directly from us for their own account at the offering price of $20.00 per share.

Employment Agreements

Dale Francescon and Robert Francescon serve as our Co-Chief Executive Officers. We have entered into employment agreements with each of these officers, in their capacities as officers, which employment agreements provide for salary, bonus and other benefits, including the grant of restricted stock and options to purchase shares of our common stock, and severance upon a termination of employment under certain circumstances. We may enter into similar employment arrangements with certain executive officers that we hire in the future. See “Executive and Director Compensation—Employment Agreements” for a description of the material terms of the employment agreements.

Grants Under our 2013 Long-Term Incentive Plan

Dale Francescon and Robert Francescon have each been granted 133,093 shares of restricted stock pursuant to our 2013 Long-Term Incentive Plan, which shares vest ratably over three years. David Messenger has been granted 59,229 shares of restricted stock, which shares vest ratably over three years. In addition, Kenneth Rabel has been granted 8,000 shares of restricted stock, which shares vest ratably over three years on an annual basis from the date of grant.

In addition, each of Keith R. Guericke and James M. Lippman has been granted 6,005 shares of restricted stock, and John P. Box has been granted 3,505 shares of restricted stock (15,515 shares of restricted stock in the aggregate), pursuant to our 2013 Long-Term Incentive Plan, which shares vest ratably over three years.

See “Executive and Director Compensation—Executive Compensation—Named Executive Officer Compensation—Equity Awards” and “Executive and Director Compensation—Director Compensation” for a description of the material terms of these grants of our restricted stock and/or options to purchase shares of our common stock.

Indemnification Agreements

We have entered into an indemnification agreement with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

CONFLICTS OF INTEREST

Dale Francescon and Robert Francescon, our Co-Chief Executive Officers and board members, collectively beneficially own 5,766,186 shares of our common stock, which will represent     % of our common stock outstanding immediately after this offering, or     % if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in this offering. For so long as Dale Francescon and Robert Francescon continue to beneficially own a significant stake in us, together they will have significant influence over the power to elect and remove our directors and to approve any action requiring the majority approval of our stockholders. The interests of Dale Francescon and Robert Francescon may not be fully aligned with your interests and this could lead us to follow a strategy that is not in your best interests. In addition, their significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our common stock might otherwise receive a premium for your shares over the then-current market price.

We have entered into employment agreements with Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, in their capacities as officers, pursuant to which they are required to devote substantially full-time attention to our affairs. See “Executive and Director Compensation—Employment Agreements.” These employment agreements were not negotiated on an arm’s-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with the individuals party to these agreements.

We have adopted policies, contained in our Code of Business Conduct and Ethics, to reduce potential conflicts of interest. Generally, our policies provide that any transaction in which any of our directors, officers, or employees has an interest must be approved by a vote of a majority of our disinterested directors. A conflict of interest may be present whenever the interests of any of our directors, officers, or employees are inconsistent with ours, including, for example, if our employees or directors (or their family members) receive improper personal benefits as a result of a position with the Company, are simultaneously employed by a competitor company, or participate in a joint venture, partnership or other business arrangement with the Company. We cannot assure you that these policies will be successful in eliminating the influence of conflicts of interest. These policies may be amended from time to time at the discretion of our board of directors, without a vote of our stockholders. Our Nominating and Corporate Governance Committee is responsible for applying our policies and procedures related to conflicts of interest.

Dale Francescon and Robert Francescon will devote substantially all of their full-time attention to the affairs of the Company and will not conduct any homebuilding land acquisition or homebuilding activities outside of the Company. In addition, although we previously acquired certain lots in Colorado and Nevada from entities managed by Dale Francescon and Robert Francescon, as described above under “Certain Relationships and Related Party Transactions—Acquisition from Entities Managed by Dale Francescon and Robert Francescon,” we do not anticipate that we will acquire additional land from Dale Francescon, Robert Francescon or any entities managed by either of them in the future. Any such acquisitions, if they occur at all, will be separately considered for approval by our independent directors.

PRINCIPAL STOCKHOLDERS

Immediately prior to the completion of this offering, there are 17,452,587 shares of our common stock outstanding. The following table sets forth the beneficial ownership of our common stock immediately prior to and immediately after the completion of this offering by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of 5% or more of our outstanding common stock.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A securityholder is also deemed to be, as of any date, the beneficial owner of all securities that such securityholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on 17,452,587 shares of our common stock outstanding as of the date immediately prior to the completion of this offering and                  shares of our common stock outstanding as of the date immediately following the completion of this offering. The percentages assume no exercise by the underwriters of their over-allotment option to purchase up to additional shares of our common stock in this offering within 30 days after the date of this prospectus. Except as noted below, the address for all beneficial owners in the table below is 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111.

	Amount and Nature of Beneficial Ownership
	Immediately Prior to this Offering		Immediately After this Offering
Name and Address of Beneficial Owner	Shares Owned	Percentage	Shares Owned	Percentage

Directors and Named Executive Officers:

Dale Francescon(1)	2,883,093	16.5%	2,883,093		%
Robert J. Francescon(2)	2,883,093	16.5%	2,883,093		%
David Messenger	59,229	*	59,229	*
Kenneth J. Rabel	8,000	*	8,000	*
James M. Lippman	6,005	*	6,005	*
Keith R. Guericke	6,005	*	6,005	*
John P. Box	3,505	*	3,505	*
All directors and executive officers as a group (9 persons)	5,849,635	33.5%	5,849,635		%

5% or more Stockholders:

Dale Francescon(1)	2,883,093	16.5%	2,883,093		%
Robert J. Francescon(2)	2,883,093	16.5%	2,883,093		%
Luxor Capital Group, LP(3)	1,613,000	9.2%			%
BlueMountain Capital Management LLC(4)	1,500,000	8.6%			%
Claren Road Asset Management, LLC(5)	1,000,000	5.7%			%

*	Represents less than 1% of the number of shares of our common stock outstanding.
(1)	Includes 2,500,000 shares of our common stock beneficially owned through Dale Francescon’s ownership interest in DARO Ventures LLC and DARO Ventures II LLC, 133,093 shares of restricted stock granted to Dale Francescon pursuant to our 2013 Long-Term Incentive Plan, and 250,000 shares of our common stock purchased in the May 2013 private offering and private placement by Dale Francescon through Arcadia Holdings at Vista Ridge, LLC and Arista Investors Colorado, LLC, entities controlled by him.
(2)	Includes 2,500,000 shares of our common stock beneficially owned through Robert Francescon’s ownership interest in DARO Ventures LLC and DARO Ventures II LLC, 133,093 shares of restricted stock granted to Robert Francescon pursuant to our 2013 Long-Term Incentive Plan, and 250,000 shares of our common stock purchased in the May 2013 private offering and private placement by Robert Francescon through Arcadia Holdings at Vista Ridge, LLC and Arista Investors Colorado, LLC, entities controlled by him.
(3)	Includes 548,440 shares of our common stock beneficially owned through Luxor Capital Partners LP, 889,456 shares of our common stock beneficially owned through Marsa A LLC, and 175,104 shares of our common stock beneficially owned through Marsa B LLC. Luxor Capital Group, LP acts as the investment manager of Luxor Capital Partners LP, Marsa A LLC, and Marsa B LLC (which we refer to collectively as the “Luxor Investors”). Luxor Management, LLC is the general partner of Luxor Capital Group, LP. Christian Leone is the managing member of Luxor Management, LLC. Luxor Capital Group, LP, Luxor Management, LLC and Christian Leone are deemed to have shared voting and investment power over the securities held by each of the Luxor Investors. The address of Luxor Capital Group, LP is 1114 Avenue of the Americas, 29th Floor, New York City, New York 10036.
(4)	Includes 852,043 shares of our common stock beneficially owned through Blue Mountain Credit Alternatives Master Fund L.P., 65,433 shares of our common stock beneficially owned through BlueMountain Kicking Horse Fund L.P., 298,035 shares of our common stock beneficially owned through BlueMountain Long/Short Credit Master Fund L.P., 203,207 shares of our common stock beneficially owned through BlueMountain Montenvers Master Fund SCA SICAV-SIF, and 81,282 shares of our common stock beneficially owned through BlueMountain Timberline Ltd.

The address of each of Blue Mountain Credit Alternatives Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit Master Fund L.P. and BlueMountain Timberline Ltd. is c/o Maples Corporate Services Limited, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The address of BlueMountain Montenvers Master Fund SCA SICAV-SIF is 6D, Route de Treves, L-2633, Senningerberg, Grand Duschy of Luxembourg.

Blue Mountain Capital Management, LLC is the investment manager of each of Blue Mountain Credit Alternatives Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Montenvers Master Fund SCA SICAV-SIF and BlueMountain Timberline Ltd. and has sole voting and investment power of the shares, but it receives only an asset-based fee relating to such shares. Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, Derek Smith, David Rubenstein, Peter Greatrex and Jes Staley, as members of BlueMountain Capital Management, LLC’s Investment Committee, have shared voting and investment power over the shares.

Blue Mountain CA Master Fund GP, Ltd. is the general partner of Blue Mountain Credit Alternatives Master Fund L.P. and has an indirect profits interest in the shares owned by Blue Mountain Credit Alternatives Master Fund L.P.; BlueMountain Kicking Horse Fund GP, LLC is the general partner of BlueMountain Kicking Horse Fund L.P. and has an indirect profits interest in the shares owned by BlueMountain Kicking Horse Fund L.P.; BlueMountain Long/Short Credit GP, LLC is the general partner of BlueMountain Long/Short Credit Master Fund L.P. and has an indirect profits interest in the shares owned by BlueMountain Long/Short Credit Master Fund L.P.; and BlueMountain Montenvers GP S.a.r.l. is the general partner of BlueMountain Montenvers Master Fund SCA SICAV-SIF and its affiliate Blue Mountain Montenvers Holdings, LLC has an indirect profits interest in the shares owned by BlueMountain Montenvers Master Fund SCA SICAV-SIF.

BlueMountain GP Holdings, LLC is the ultimate beneficial owner of each of Blue Mountain CA Master Fund GP, Ltd., BlueMountain Kicking Horse Fund GP, LLC, BlueMountain Long/Short Credit GP, LLC and BlueMountain Montenvers Holdings, LLC.

Blue Mountain Capital Management, LLC, BlueMountain GP Holdings, LLC, Blue Mountain CA Master Fund GP, Ltd., BlueMountain Kicking Horse Fund GP, LLC, BlueMountain Long/Short Credit GP, LLC, BlueMountain Montenvers GP S.a.r.l. and BlueMountain Montenvers Holdings, LLC disclaim such beneficial ownership, except to the extent of their pecuniary interest.

(5)	Includes 700,000 shares of our common stock beneficially owned through Claren Road Credit Master Fund, Ltd. and 300,000 shares of our common stock beneficially owned through Claren Road Credit Opportunities Master Fund, Ltd. Claren Road Asset Management, LLC serves as investment manager to Claren Road Credit Master Fund, Ltd. and Claren Road Credit Opportunities Master Fund, Ltd. Investment and voting decisions have been delegated to Messrs. John Eckerson, Sean Fahey, Brian Riano, and Albert Marino, members of Claren Road Asset Management, LLC. The address of Claren Road Asset Management, LLC is 900 Third Avenue, 29th Floor, New York, New York 10022.

SELLING STOCKHOLDERS

The following table sets forth information, as of                     , 2014, with respect to each of the selling stockholders and the shares of our common stock beneficially owned by such selling stockholder that such selling stockholders propose to offer pursuant to this prospectus. In accordance with SEC rules, the beneficial ownership of each of the selling stockholders includes:

•	all shares the selling stockholder actually owns beneficially or of record;

•	all shares over which the selling stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the selling stockholder has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days or warrants that are immediately exercisable or exercisable within 60 days). The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the selling stockholder holding those options but are not treated as if they were outstanding for purposes of computing percentage ownership of any other person or entity.

The shares of our common stock offered by the selling stockholders pursuant to this prospectus were originally issued and sold by us in connection with our May 2013 private offering and private placement. The term selling stockholders includes the holders of our common stock listed below and the beneficial owners of the common stock and the beneficial owners’ transferees, pledgees, donees or other successors.

Certain of the selling stockholders may be deemed to be underwriters as defined in the Securities Act. Any profits realized by the selling stockholders may be deemed to be underwriting commissions.

We have been advised that, as noted below in the footnotes to the table,              of the selling stockholders are affiliates of broker-dealers. We have been advised that each such selling stockholder purchased shares of common stock in the ordinary course of business, not for resale, and that no such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute shares of our common stock. All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness of the registration statement of which this prospectus forms a part.

Except as noted below in the footnotes to the table, none of the selling stockholders have, or have had since our inception, any position, office or other material relationship with us or any of our affiliates.

Percentage ownership calculations are based on 17,452,587 shares of our common stock outstanding as of                     , 2014.

	Shares of Our Common Stock Beneficially Owned Prior to this Offering			Number of Shares of Our Common Stock to be Sold in this Offering	Immediately After this Offering
Name of Selling Stockholder	Shares	Percentage			Shares Owned	Percentage
			%				%
			%				%
			%				%
			%				%
			%				%

*	Represents less than 1% of the number of shares of our common stock outstanding.
(1)
(2)

DESCRIPTION OF CAPITAL STOCK

General

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the DGCL on April 30, 2013. Our authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.01, and 50,000,000 shares of preferred stock. Immediately prior to this offering, there are 17,452,587 shares of our common stock outstanding. Upon the completion of this offering, as a result of the issuance of              shares in this offering, there will be              shares of our common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote per each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to applicable law and the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock shall be entitled to vote on all matters on which stockholders generally are entitled to vote. Subject to the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of the Company, subject to the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock would be entitled to ratable distribution of our assets remaining after the payment in full of our liabilities.

Under the terms of our charter, the holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All currently outstanding shares of our common stock are fully paid and non-assessable. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

We have applied to list the shares of our common stock on the New York Stock Exchange under the symbol “CCS.”

Preferred Stock

Our charter provides that our board of directors is expressly authorized to provide for the issuance of shares of preferred stock in one or more series and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (which we refer to as a “preferred stock designation”), to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, if any, and the qualifications, limitations and restrictions, if any, thereof. The authority of our board of directors with respect to each series of preferred stock includes, but is not limited to, establishing the following:

•	the designation of the series, which may be by distinguishing number, letter or title;

•	the number of shares of the series, which number our board of directors may thereafter (except where otherwise provided in the preferred stock designation) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares thereof then outstanding);

•	whether dividends, if any, shall be paid, and, if paid, the date or dates upon which, or other times at which, such dividends shall be payable, whether such dividends shall be cumulative or noncumulative, the rate of such dividends (which may be variable) and the relative preference in payment of dividends of such series;

•	the redemption provisions and price or prices, if any, for shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, or dissolution of the Company; and

•	whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series of the Company, and, if so, the specification of such other class or series, the conversion price or prices, or rate or rates, any adjustments thereto, the date or dates on which such shares shall be convertible and all other terms and conditions upon which such conversion may be made.

Certain Provisions of Delaware Law and of our Charter and Bylaws

The following summary of certain provisions of the DGCL and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and our charter and bylaws. See “Available Information” for how to obtain copies of our charter and bylaws.

Our Board of Directors

Our bylaws provide that the number of directors of the Company will be fixed from time to time exclusively by action of our board of directors. Our charter and bylaws provide that, subject to applicable law, the rights, if any, of holders of any series of preferred stock and the rights of stockholders to fill any vacancy that results from the removal of a director at a special election meeting as described under “—Removal of Directors” below, newly created directorships resulting from any increase in the authorized number of directors, and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may only be filled by the majority vote of the remaining directors in office, even if less than a quorum is present.

Pursuant to our bylaws, each member of our board of directors who is elected at our annual meeting of our stockholders, and each director who is elected in the interim to fill vacancies and newly created directorships, will hold office until the next annual meeting of our stockholders and until his or her successor is elected and qualified. Pursuant to our bylaws, directors will be elected by a plurality of votes cast by the shares present in person or by proxy at a meeting of stockholders and entitled to vote thereon, a quorum being present at such meeting.

Removal of Directors

Our charter provides that, subject to the rights, if any, of holders of one or more classes or series of preferred stock, any director may be removed from office at any time, but only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors. Except as described below, this provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors except with the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors and from filling the vacancies created by such removal.

We entered into a registration rights agreement in connection with our May 2013 private offering and private placement. We may be required by the registration rights agreement and our bylaws to hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed (which we refer to as a “special election meeting”) unless the requirement is waived or deferred in accordance with the registration rights agreement and our bylaws. At such a special election meeting, a director may be removed with or without cause by the affirmative vote of holders of a majority of the voting power of our capital stock entitled to vote generally in the election of directors. This requirement for a special election meeting should no longer be applicable upon completion of this offering. See also “—Bylaw Amendments” below.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any other business will be held on a date and at the time and place, if any, determined by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualified. In addition, our board of directors, the chairman of our board of directors, our chief executive officer or our president may call a special meeting of our stockholders for any purpose, but business transacted at any special meeting of our stockholders shall be limited to the purposes stated in the notice of such meeting. In addition, we will be required to hold a special election meeting under the circumstances described above under “—Removal of Directors.”

Elimination of Stockholder Action by Written Consent.

Our charter expressly eliminates the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Charter Amendments

Unless a higher vote is required by its certificate of incorporation, the affirmative vote of a majority of the outstanding stock entitled to vote is required to amend a Delaware corporation’s certificate of incorporation. However, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or by altering or changing the powers, preferences or special rights of a class so as to affect them adversely, also require the affirmative vote of a majority of the outstanding shares of such class, even though such class would not otherwise have voting rights.

Pursuant to our charter, in addition to any votes required by applicable law and subject to the express rights, if any, of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors shall be required to amend, modify or repeal any provision, or adopt any new or additional provision, in a manner inconsistent with our charter provisions relating to the removal of directors, exculpation of directors, indemnification, the prohibition against stockholders acting by written consent and the vote of our stockholders required to amend our bylaws. In addition, pursuant to our charter, we reserve the right at any time and from time to time to amend, modify or repeal any provision contained in our charter, and any other provision authorized by Delaware law in force at such time may be added in the manner prescribed by our charter or by applicable law, and all rights, preferences and privileges conferred upon stockholders, directors or any other persons pursuant to the charter are granted subject to the foregoing reservation of rights. Notwithstanding the foregoing, no amendment, modification or repeal to our charter provisions relating to indemnification or the exculpation of directors shall adversely affect any right or protection existing under our charter immediately prior to such amendment, modification or repeal.

Bylaw Amendments

Our board of directors has the power to amend, modify or repeal our bylaws or adopt any new provision authorized by the laws of the State of Delaware in force at such time. Under our charter, the stockholders have the power to amend, modify or repeal our bylaws, or adopt any new provision authorized by the laws of the State of Delaware in force at such time, at a duly called meeting of the stockholders, solely with, notwithstanding any other provisions of our bylaws or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of 66 2/3% of the voting power of our capital stock enabled to vote generally.

Pursuant to our bylaws, we are required to hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed (a special election meeting) if, prior to June 30, 2014, the resale shelf registration statement we are required to file with the SEC pursuant to the registration rights agreement has not been declared effective by the SEC or the shares sold in this offering have not been listed for trading on a national securities exchange. This requirement for a special election meeting should no longer be applicable upon completion of this offering. See also “—Removal of Directors” above.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time such stockholder gives the Company the requisite notice of such nomination or business and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that a purpose of the special meeting is to elect directors, by a stockholder who was a stockholder of record both at the time such stockholder gives the Company the requisite notice of such nomination or business and at the time of the special meeting, who is entitled to vote at the meeting and upon such election and who has complied with the notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Provisions

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of the Company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock. Certain of these provisions are described below.

Selected provisions of our charter and bylaws. Our charter and/or bylaws contain anti-takeover provisions that:

•	authorize our board of directors, without further action by the stockholders, to issue up to 50 million shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series, the powers, rights and preferences of the shares of that series, and the qualifications, limitations and restrictions of that series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, our chief executive officer, or our president;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	provide that directors may be removed from office only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a vote of a majority of directors then in office, even though less than a quorum;

•	provide that, subject to the express rights, if any, of the holders of any series of preferred stock, any amendment, modification or repeal of, or the adoption of any new or additional provision, inconsistent with our charter provisions relating to the removal of directors, exculpation of directors, indemnification, the prohibition against stockholder action by written consent, and the vote of our stockholders required to amend our bylaws requires the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that the stockholders may amend, modify or repeal our bylaws, or adopt new or additional provisions of our bylaws, only with the affirmative vote of 66 2/3% of the voting power of our capital stock entitled to vote generally; and

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting.

Delaware Anti-Takeover Statute. In our charter we elected to be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, subject to certain exceptions, by provision of the corporation’s certificate of incorporation. Our charter contains a provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL. In addition, our charter includes provisions that require us to indemnify, to the fullest extent allowable under the DGCL, our directors and officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our charter also provides that we must advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

We are also expressly authorized by the DGCL to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification and advancements provisions in our charter and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, our charter provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties, including the duty of care. The indemnification provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a derivative or direct suit, we pay the litigation costs of our directors and officers and the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancements provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification or advancement is sought.

We maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification and advancements payments that we may make to such directors and officers.

We have entered into an indemnification agreement with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as the above described indemnification provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we understand that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

We have retained American Stock Transfer & Trust Company, LLC as the transfer agent and registrar for our common stock.

Registration Rights Agreement

In connection with our May 2013 private offering and private placement of our common stock, we entered into a registration rights agreement with FBR Capital Markets & Co., as the initial purchaser and placement agent, acting for itself and for the benefit of the purchasers of our common stock in our May 2013 private offering and private placement.

Under the registration rights agreement, we agreed, at our expense, to use our commercially reasonable efforts to file with the SEC as soon as reasonably practicable following the completion of the May 2013 private offering and private placement, but in no event later than December 31, 2013, a shelf registration statement registering for resale all of the shares of our common stock sold in our May 2013 private offering and private placement that are not sold by the selling stockholders in this offering (which we refer to as the “registrable shares”), plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. We refer to this registration statement as the “resale shelf registration statement.” We are obligated to use our commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC under the Securities Act as promptly as practicable after the filing (such time of effectiveness may be deferred until up to 60 days after completion of this offering), but in any event prior to June 30, 2014, and to maintain the resale shelf registration statement continuously effective under the Securities Act, subject to certain permitted blackout periods, until the first to occur of:

•	the date on which the registrable shares covered by the resale shelf registration statement have been resold in accordance with the resale shelf registration statement;

•	the date on which the registrable shares covered by the resale shelf registration statement have been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act; and

•	the date on which the registrable shares covered by the resale shelf registration statement have been sold to us or cease to be outstanding.

We have filed with the SEC a registration statement on Form S-1 for this offering and for the resale of the registrable shares that are not sold by the selling stockholders in this offering, and this prospectus forms a part of that registration statement, which is considered the resale shelf registration statement.

In addition, pursuant to the registration rights agreement, if the SEC declares the resale shelf registration statement effective on or before June 30, 2014, then we will pay each of Dale Francescon and Robert Francescon, if he is then employed by us, a cash bonus of $250,000. Each of Dale Francescon and Robert Francescon should earn this bonus upon completion of this offering.

However, if, prior to June 30, 2014, the resale shelf registration statement has not been declared effective by the SEC or our common stock has not been listed for trading on a national securities exchange, then the registration rights agreement and our bylaws require that we hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed, unless the requirement is waived or deferred in accordance with the registration rights agreement and our bylaws. This requirement for a special election meeting should no longer be applicable upon completion of this offering.

All holders of the registrable shares and each of their respective direct and indirect transferees may elect to participate in this offering as selling stockholders, subject to:

•	execution of a customary underwriting agreement; completion and execution of any questionnaires, powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement; and provision to us of such information as we may reasonably request in writing for inclusion in the registration statement of which this prospectus forms a part;

•	compliance with the registration rights agreement;

•	cutback rights on the part of the underwriters; and

•	other conditions and limitations that may be imposed by the underwriters.

In connection with our May 2013 private offering and private placement, the selling stockholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of any shares of our common stock (other than the shares of our common stock the selling stockholders are selling in this offering) for 180 days after the date of this prospectus, in the case of the selling stockholders in this offering, or 60 days after the date of this prospectus, in the case of stockholders who are not selling shares of our common stock in this offering. We have agreed not to waive or otherwise modify that agreement without the prior written consent of the representatives of the underwriters.

We have agreed to indemnify the selling stockholders for certain violations of federal or state securities laws in connection with any registration statement in which the selling stockholders sell their shares of our common stock pursuant to these registration rights.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering, as a result of the issuance of              shares in this offering, there will be              shares of our common stock issued and outstanding (             shares if the underwriters exercise in full their over-allotment option to purchase              additional shares of our common stock in this offering).

Of the total number of shares of our common stock to be issued and outstanding upon completion of this offering:

•	shares are being offered and sold in this offering ( shares if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in this offering). These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to the volume limitations and other restrictions of Rule 144 described below;

•	up to shares will be registered for resale on a continuous basis pursuant to the resale shelf registration statement we have filed with the SEC as part of the registration statement of which this prospectus forms a part. These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares held or acquired by our affiliates will be subject to the volume limitations and other restrictions of Rule 144 described below. In addition, these shares are subject to a lock-up agreement for 60 days after the date of this prospectus (or 180 days in the case of any such shares held by the selling stockholders and our officers and directors); and

•	the remaining shares have not been registered and may be “restricted” securities within the meaning of Rule 144 under the Securities Act. These shares may not be sold unless they are registered under the Securities Act or the restrictions under Rule 144 have lapsed or another exemption from registration is available. In addition, these shares are subject to lock-up agreements for 60 days after the date of this prospectus (or 180 days in the case of any such shares held by the selling stockholders and our officers and directors).

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to list the shares of our common stock on the New York Stock Exchange under the symbol “CCS,” an active trading market for the shares of our common stock may never develop or if one develops, it may not be sustained following this offering. No assurance can be given as to the likelihood that an active trading market for our common stock will develop, the liquidity of any such market, the ability of our stockholders to sell their shares or the prices that our stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock.”

Rule 144

After giving effect to this offering,              shares of our outstanding common stock will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

2013 Long-Term Incentive Plan

We have adopted an equity incentive plan. The number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan is 1,846,000 shares.

We have previously granted an aggregate of 377,587 shares of restricted stock to our executive officers, directors and certain employees pursuant to our 2013 Long-Term Incentive Plan. We expect to have an additional 1,468,413 shares of our common stock reserved for future issuance in connection with awards under our 2013 Long-Term Incentive Plan. For a description of our 2013 Long-Term Incentive Plan, see “Executive and Director Compensation—2013 Long-Term Incentive Plan.”

Subsequent to the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan, including the shares of restricted stock granted to our executive officers and directors, as well as any options to purchase shares of our common stock that may be granted to our executive officers.

Lock-Up Periods

For a description of certain lock-up periods, see “Description of Capital Stock—Registration Rights Agreement” and “Underwriting.”

CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax consequences to you of the acquisition, ownership and disposition of shares of our common stock offered pursuant to this prospectus. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, and, except as otherwise specifically provided herein, it does not address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (which we refer to as the “IRS”) all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of the shares of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who purchase shares of our common stock pursuant to this prospectus and who hold the shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations, partnerships or other pass-through entities;

•	traders in securities that elect to mark to market;

•	regulated investment companies and real estate investment trusts;

•	broker-dealers or dealers in securities or currencies;

•	United States expatriates;

•	persons subject to the alternative minimum tax;

•	persons holding our stock as a hedge against currency risks or as a position in a straddle; or

•	U.S. holders (as defined below) whose functional currency is not the United States dollar.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, upon the activities of the partnership, and upon certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the specific United States federal income tax consequences to them.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of shares of our common stock who, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state or in the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in place to be treated as a United States person.

A “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. holder” nor an entity treated as a partnership for United States federal income tax purposes.

Taxation of U.S. Holders

Distributions on Shares of Our Common Stock. If we make cash or other property distributions on shares of our common stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Subject to certain limitations, these distributions may be eligible for the dividends-received deduction in the case of U.S. holders that are corporations. In general, a dividend distribution to a corporate U.S. holder may qualify for the 70% dividends received deduction if the U.S. holder owns less than 20% of the voting power and value of our stock. Dividends paid to non-corporate U.S. holders generally will qualify for taxation at special rates as “qualified dividends” if such U.S. holder meets certain holding period and other applicable requirements. The special rate will not, however, apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income,” which may be offset by investment expense.

Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a U.S. holder’s tax basis in the shares of our common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s tax basis in its shares of our common stock will be taxable as capital gain realized on the sale or other disposition of the shares of our common stock and will be treated as described under “—Sale or Other Taxable Dispositions of Shares of Our Common Stock” below.

Sale or Other Taxable Dispositions of Shares of Our Common Stock. If a U.S. holder sells or disposes of shares of our common stock, such U.S. holder generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the U.S. holder’s adjusted basis in the shares of our common stock for United States federal income tax purposes. This gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the shares of our common stock for more than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Information reporting will generally apply to U.S. holders with respect to payments of dividends on shares of our common stock and to certain payments of proceeds on the sale or other disposition of shares of our common stock. Certain U.S. holders may be subject to U.S. backup withholding on payments of dividends on shares of our common stock and certain payments of proceeds on the sale or other disposition of shares of our common stock unless the beneficial owner of shares of our common stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s United States federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the IRS.

Medicare Tax. A U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividends, and net gains from the disposition of common stock, unless such income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common stock.

Taxation of Non-U.S. Holders

Distributions on Shares of Our Common Stock. Distributions that are treated as dividends (see “—Taxation of U.S. Holders—Distributions on Shares of Our Common Stock”) generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits (and therefore whether the distribution will be treated as a dividend), the Company intends to withhold from the distribution at the rate applicable to dividends. A non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated as required by law. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds shares of our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the shares of our common stock are effectively connected with such non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on shares of our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Distributions that we determine are in excess of our current and accumulated earnings and profits and that are in excess of a non-U.S. holder’s tax basis in its shares of our common stock will be treated as gain from the sale of common stock as described under “—Sale or Other Taxable Dispositions of Shares of Our Common Stock” below.

Sales or Other Taxable Dispositions of Shares of Our Common Stock. Subject to the discussion of backup withholding and withholding tax relating to foreign accounts below, a non-U.S. holder generally will not be subject to United States federal income tax for gain recognized on a sale or other disposition of common stock unless one of the following conditions is satisfied:

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained in the United States by such non-U.S. holder). The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale or other disposition under regular graduated United States federal income tax rates. Effectively connected gains realized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate as may be specified by an applicable income tax treaty;

•	in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist. Such gain will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States); or

•	our common stock constitutes a USRPI within the meaning FIRPTA by reason of our status as a USRPHC for United States federal income tax purposes.

With respect to the third bullet point above, because of our holdings of United States real property interests, we believe we are a USRPHC for United States federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and any foreign real property interests, it is possible that we may not remain a USRPHC in the future. As a USRPHC, if a class of our stock is regularly traded on an established securities market, such stock will be treated as a USRPI only with respect to a non-U.S. holder that actually or constructively holds more than five percent of such class of stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for such stock. We anticipate that our common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard and no assurance can be given that our common stock will remain regularly traded in the future. If gain on the sale or other taxable disposition of shares of our common stock were subject to taxation under FIRPTA as a sale of a USRPI, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale or other taxable disposition of shares of our common stock is subject to tax under FIRPTA, the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price unless an exception applies. A non-U.S. holder also will be required to file a United States federal income tax return for any taxable year in which it realizes a gain from the disposition of our common stock that is subject to United States federal income tax.

Non-U.S. holders should consult their tax advisors concerning the consequences of selling or otherwise disposing of shares of our common stock.

Backup Withholding Tax and Information Reporting. We must report annually to each non-U.S. holder of shares of our common stock and to the IRS the amount of payments on the shares of our common stock paid to such non-U.S. holder and the amount of any tax withheld with respect to those payments. These information reporting requirements apply even if no withholding was required because the payments were effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distribution payments to a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts. The Foreign Account Tax Compliance Act (which we refer to as “FATCA”) provides that a 30% withholding tax will be imposed on certain payments (including dividends as well as gross proceeds from sales of stock giving rise to such dividends) made to a foreign financial institution (as specifically defined in the Code) and certain other foreign entities if such entity fails to satisfy certain new disclosure and reporting rules. FATCA generally requires that (i) in the case of a foreign financial institution, the entity identifies and provides information in respect of financial accounts with such entity held (directly or indirectly) by U.S. persons and U.S.-owned foreign entities and (ii) in the case of a non-financial foreign entity, the entity identifies and provides information in respect of substantial U.S. owners of such entity. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

The IRS has released final regulations generally providing that withholding under FATCA will not apply with respect to payments of U.S. source fixed or determinable annual or periodic (FDAP), such as dividends, made prior to June 30, 2014, or to payments of gross proceeds and passthru payments made prior to January 1, 2017. The United States Treasury is also in the process of signing Intergovernmental Agreements with other countries to implement the exchange of information required under FATCA. Investors are strongly encouraged to consult with their own tax advisors regarding the potential application and impact of FATCA and any Intergovernmental Agreement between the United States and their home jurisdiction in connection with FATCA compliance.

UNDERWRITING

We and the selling stockholders have entered into an underwriting agreement with FBR Capital Markets & Co. and J.P. Morgan Securities LLC, as representatives of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase from us and the selling stockholders on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
FBR Capital Markets & Co.
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Zelman Partners LLC
Builder Advisor Group, LLC

Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us and the selling stockholders in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering terminated. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares.

The representatives of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $         per share for the common stock. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $         per share for the common stock to brokers and dealers. After the completion of the offering, the underwriters may change the offering price and other selling terms. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Underwriting discount paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
Underwriting discount paid by the selling stockholders	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

We will apply to have our common stock listed on the New York Stock Exchange under the symbol “CCS.” We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $            .

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of                  additional shares, consisting of                  additional shares of common stock from us, to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount.

Lock-Up Agreements

Our executive officers and directors and certain of our significant stockholders have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 180 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representatives (either individually or jointly, as applicable), subject to certain exceptions, including (i) pursuant to the exercise and issuance of options, (ii) as a bona fide gift, (iii) to any trust for the benefit of such persons or their families, (iv) as a distribution to stockholders, partners or members of such persons, (v) any transfer required under any benefit plans or our bylaws, (vi) as required by participants in our amended and restated stock incentive plan for tax purposes, (vii) as collateral for any loan, or (viii) with respect to sales of securities acquired in the open market after the purchase of the 144A/Regulation S shares in the May 2013 private offering and private placement; provided that, where applicable, the recipients of the shares agree to be bound by the restrictions included in the lock-up agreements.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriters.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Electronic Prospectus

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Market for Shares

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Non-U.S. Legends

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

(A)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(B)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of our common stock offered hereby, will be passed upon for us by Greenberg Traurig, LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP. Sidley Austin LLP has acted as counsel to the selling stockholders.

CHANGE IN ACCOUNTANTS

On October 21, 2013, we dismissed BKD, LLP as our independent registered public accounting firm, which dismissal has been approved by our Audit Committee and ratified by our board of directors.

The consolidated financial statements of Century Communities, Inc. and our predecessor Century Communities Colorado, LLC as of and for the years ended December 31, 2012 and 2011 were audited by BKD, LLP, and their reports on such financial statements did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2012 and 2011, and the subsequent interim period through October 21, 2013, (i) there were no disagreements with BKD, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BKD, LLP, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such year, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

On October 21, 2013, we engaged Ernst & Young LLP as our independent registered public accounting firm, which engagement has been approved by our Audit Committee and ratified by our board of directors. During the years ended December 31, 2012 and 2011, and the subsequent interim period through October 21, 2013, we did not consult with Ernst & Young LLP on any matters regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement (as such term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as such term is used in Item 304(a)(1)(v) of Regulation S-K).

EXPERTS

The consolidated financial statements of Century Communities, Inc. as of December 31, 2013, and for the year then ended, included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Century Communities, Inc. and our predecessor Century Communities Colorado, LLC as of and for the year ended December 31, 2012 have been audited by BKD, LLP, independent registered accounting firm, as stated in their report appearing herein. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on BKD, LLP’s report, given on its authority as an expert in accounting and auditing.

The consolidated financial statements of Las Vegas Land Holdings, LLC as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, and in particular in the sections entitled “Summary,” “Market Opportunity” and “Our Business,” is derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (which we refer to as “JBREC”), an independent research provider and consulting firm, and is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. We have paid JBREC a fee of $46,500 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits.

A copy of the registration statement and the accompanying exhibits and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act, applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements, periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.centurycommunities.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Balance Sheet of Century Communities, Inc. as of December 31, 2013 and December 31, 2012	F-4

Consolidated Statement of Operations of Century Communities, Inc. for the Years Ended December 31, 2013 and 2012	F-5

Consolidated Statement of Equity of Century Communities, Inc. for the Years Ended December 31, 2013 and 2012	F-6

Consolidated Statement of Cash Flows of Century Communities, Inc. for the Years Ended December 31, 2013 and 2012	F-7

Notes to Consolidated Financial Statements of Century Communities, Inc. (December 31, 2013 and 2012)	F-8

Unaudited Condensed Consolidated Balance Sheet of Century Communities, Inc. as of March 31, 2014 and December 31, 2013	F-26

Unaudited Condensed Consolidated Statement of Operations of Century Communities, Inc. for the Three Months Ended March 31, 2014 and 2013	F-27

Unaudited Condensed Consolidated Statement of Cash Flows of Century Communities, Inc. for the Three Months Ended March 31, 2014 and 2013	F-28

Notes to Unaudited Condensed Consolidated Financial Statements (March 31, 2014)	F-29

Independent Auditor’s Report	F-36

Consolidated Balance Sheet of Las Vegas Land Holdings, LLC and Subsidiaries as of December 31, 2013 and December 31, 2012	F-37

Consolidated Statement of Operations of Las Vegas Land Holdings, LLC and Subsidiaries for the Years Ended December 31, 2013 and 2012	F-38

Consolidated Statement of Members’ Equity of Las Vegas Land Holdings, LLC and Subsidiaries for the Years Ended December 31, 2013 and 2012	F-39

Consolidated Statement of Cash Flows of Las Vegas Land Holdings, LLC and Subsidiaries for the Years Ended December 31, 2013 and 2012	F-40

Notes to Consolidated Financial Statements of Las Vegas Land Holdings, LLC and Subsidiaries (December 31, 2013 and 2012)	F-41

Condensed Consolidated Balance Sheet of Las Vegas Land Holdings, LLC and Subsidiaries as of March 31, 2014 (unaudited) and December 31, 2013	F-51

Condensed Consolidated Statement of Operations of Las Vegas Land Holdings, LLC and Subsidiaries for the Three Months Ended March 31, 2014 and 2013 (unaudited)	F-52

Condensed Consolidated Statement of Cash Flows of Las Vegas Land Holdings, LLC and Subsidiaries for the Three Months Ended March 31, 2014 and 2013 (unaudited)	F-53

Notes to Condensed Consolidated Financial Statements of Las Vegas Land Holdings, LLC and Subsidiaries (March 31, 2014) (unaudited)	F-54

Unaudited Pro Forma Condensed Consolidated Financial Statements as of and for the Three Months Ended March 31, 2014 and for the Year Ended December 31, 2013	F-59

Report of Independent Registered Public Accounting Firm

The Board of Directors of Century Communities, Inc.

We have audited the accompanying consolidated balance sheet of Century Communities, Inc. as of December 31, 2013, and the related consolidated statements of operations, equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Century Communities, Inc. at December 31, 2013, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with the U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Denver, Colorado

April 7, 2014, except for Note 19 and Note 22,

as to which the date is May 29, 2014

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Century Communities Colorado, LLC & Affiliates

Greenwood Village, Colorado

We have audited the accompanying consolidated balance sheet of Century Communities Colorado LLC & Affiliates as of December 31, 2012, and the related consolidated statements of operations, equity and cash flows for the year ended December 31, 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Century Communities Colorado LLC & Affiliates as of December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

February 12, 2014

Denver, Colorado

Century Communities, Inc.

Consolidated Balance Sheet

As of December 31, 2013 and 2012

(in thousands)

	As of December 31,
	2013	2012
Assets
Cash and cash equivalents	$109,998	$4,357
Cash held in trust	—	2,917
Accounts receivable	4,438	897
Inventories	184,072	75,316
Prepaid expenses and other assets	8,415	2,057
Property and equipment, net	3,360	2,517
Amortizable intangible assets, net	1,877	—
Goodwill	479	—
Assets of consolidated variable interest entities:
Cash and cash equivalents	—	623
Inventories	—	1,989

Total assets	$312,639	$90,673

Liabilities and equity
Liabilities:
Accounts payable	$588	$2,459
Accrued expenses and other liabilities	38,083	19,095
Deferred tax liability, net	912	—
Payable to affiliates	—	95
Notes payable and revolving loan agreement	1,500	33,206
Subordinated obligation due to member	—	11,244
Liabilities of consolidated variable interest entities:
Accrued expenses	—	13

Total liabilities	41,083	66,112

Equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 17,257,774 shares issued and outstanding at December 31, 2013 (none at December 31, 2012)	173	—
Additional paid-in capital	262,982	—
Retained earnings	8,401	—
Members’ capital before non-controlling interests	—	22,060
Non-controlling interests	—	2,501

Total stockholders’ equity	271,556	24,561

Total liabilities and stockholders’ equity	$312,639	$90,673

See Notes to Consolidated Financial Statements

Century Communities, Inc.

Consolidated Statement of Operations

For the Years Ended December 31, 2013 and 2012

(in thousands, except per share amounts)

	Year Ended December 31,
	2013	2012
Home sales revenues	$171,133	$96,030
Cost of sales	129,651	75,448

Gross margin	41,482	20,582
Selling, general, and administrative (including related-party management fees of $200 and $600 in 2013 and 2012, respectively)	23,622	13,496

Operating income	17,860	7,086
Other income (expense):
Interest income	228	11
Interest expense	—	—
Other expense	(26)	342
Gain on disposition of assets	11	—

Income before tax expense	18,073	7,439
Income tax expense	5,015	—
Deferred taxes on conversion to a corporation	627	—

Consolidated net income of Century Communities, Inc.	12,431	7,439
Net income attributable to the non-controlling interests	52	1,301

Income attributable to common stockholders	$12,379	$6,138

Earnings per share
Basic and diluted	$0.95	$—

Weighted average number of common shares outstanding
Basic and diluted	12,873,562	—

Unaudited pro forma net income, income attributable to common stockholders, and earnings per share (Note 20)
Net income	$12,185	$5,388

Income attributable to common stockholders	12,031	4,087

Basic and diluted earnings per share	0.93	0.82

Unaudited pro forma weighted average number of common shares (Note 20)
Basic and diluted	12,873,562	5,000,000

See Notes to Consolidated Financial Statements

Century Communities, Inc.

Consolidated Statement of Equity

December 31, 2013 and 2012

(in thousands)

	Members’ Capital	Common Stock		Paid-In Capital	Retained Earnings	Non- Controlling Interests	Total Equity
		Shares	Amount
Balance at December 31, 2011	$26,316	$—	$—	$—	$—	$2,215	$28,531
Noncash contributions	1,280	—	—	—	—	—	1,280
Noncash distributions	(5,365)	—	—	—	—	—	(5,365)
Distributions	(6,309)	—	—	—	—	(1,015)	(7,324)
Net income	6,138	—	—	—	—	1,301	7,439

Balance at December 31, 2012	22,060	—	—	—	—	2,501	24,561
Noncash contributions	3,708	—	—	—	—	—	3,708
Noncash distributions	—	—	—	—	—	(1,603)	(1,603)
Contributions	1,500	—	—	—	—	—	1,500
Distributions to non-controlling interests	—	—	—	—	—	(950)	(950)
Distributions to members	(3,830)	—	—	—	—	—	(3,830)
Conversion of subordinated obligation to equity	11,244	—	—	—	—	—	11,244
Net income January 1, 2013 through April 30, 2013	3,978	—	—	—	—	52	4,030

Members’ capital as of April 30, 2013	38,660	—	—	—	—	—	38,660
Conversion of LLC to C corporation	(38,660)	5,000	50	38,610	—	—	—
Issuance of common stock	—	12,075	121	223,639	—	—	223,760
Issuance of restricted stock awards	—	183	—	—	—	—	—
Stock-based compensation expense	—	—	2	733	—	—	735
Net income May 1, 2013 through December 31, 2013	—	—	—	—	8,401	—	8,401

Balance at December 31, 2013	$—	$17,258	$173	$262,982	$8,401	$—	$271,556

See Notes to Consolidated Financial Statements

Century Communities, Inc.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2013 and 2012

(in thousands)

	Year Ended December 31,
	2013	2012
Operating activities
Net income	$12,431	$7,439
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	937	196
Stock compensation expense	735	—
Deferred provision upon conversion	627	—
Deferred provision change post conversion	285	—
Changes in assets and liabilities:
Cash held in trust	2,917	(2,917)
Accounts receivable	(3,400)	(829)
Inventories	(92,250)	(28,758)
Prepaid expenses and other assets	(4,858)	(95)
Accounts payable	(2,749)	1,152
Accrued expenses and other liabilities	17,922	7,816
Payable to affiliates	(95)	95

Net cash used in operating activities	(67,498)	(15,901)

Investing activities
Purchases of property and equipment	(550)	(839)
Business combination	(15,708)	—

Net cash used in investing activities	(16,258)	(839)

Financing activities
Borrowings under line of credit	26,671	31,500
Payments on line of credit	(47,044)	(16,335)
Proceeds from debt issuances	5,763	11,123
Principal payments	(17,096)	(1,256)
Net proceeds from issuances of common stock	223,760	—
Principal payments on long-term debt, related party	—	(1,854)
Contributions from members	1,500	—
Distributions to members	(3,830)	(6,309)
Distributions to non-controlling interest	(950)	(1,015)

Net cash provided by financing activities	188,774	15,854
Net increase in cash and cash equivalents	$105,018	$(886)
Cash and cash equivalents:
Beginning of period	4,980	5,866

End of period	$109,998	$4,980

Noncash investing and financing information
Inventory contributed by members	$3,708	$1,280
Inventory distributed to non-controlling interests	1,603	—
Noncash distribution to members	—	5,365
Conversion of subordinated debt obligation to equity	11,244	—

Supplemental cash flow information
Interest paid, net of capitalized interest	$—	$—

Reconciliation of cash and cash equivalents
Cash and cash equivalents of the Company	$109,998	$4,357
Cash and cash equivalents of the consolidated variable interest entities	—	623

Total cash and cash equivalents	$109,998	$4,980

See Notes to Consolidated Financial Statements

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Century Communities, Inc. (we or the Company) is engaged in all aspects of homebuilding, including land acquisition and development, entitlements, and the acquisition, development, construction, marketing, and sale of various single-family detached and attached residential home projects primarily in major metropolitan markets in Colorado and, more recently, in the greater Austin, Texas, metropolitan area.

We were formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the General Corporation Law of the State of Delaware on April 30, 2013. In connection with the conversion, all of the outstanding membership interests were converted into an aggregate of 5.0 million shares of common stock, which represented 100% of the outstanding shares of the Company’s common stock immediately following the conversion. Also in connection with the conversion, the Company’s name was changed from Century Communities Colorado, LLC to Century Communities, Inc., and a total of 100.0 million shares of the Company’s common stock and 50.0 million shares of preferred stock were authorized for issuance.

In May 2013, we completed a private offering and a private placement of 12.1 million shares of our common stock, through which we received net proceeds of $223.8 million.

On September 12, 2013, we purchased substantially all the assets and certain liabilities of Jimmy Jacobs Homes L.P. (Jimmy Jacobs), a homebuilder with operations in the greater Austin, Texas, metropolitan area, for $15.7 million. Commencing with the acquisition of Jimmy Jacobs, our homebuilding operations comprise two divisions: Colorado and Texas. We also have limited land holdings in Nevada.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, as well as all subsidiaries in which we have a controlling interest, and variable interest entities (VIE’s) for which the Company is deemed the primary beneficiary. All intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior period amounts have been reclassified to conform to our current year’s presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2013 and 2012, cash equivalents consisted of certificates of deposit.

Cash Held in Trust

Cash held in trust represents cash received from a settlement with an insurance provider for $2.9 million in December 2012 related to certain residential real estate construction projects insured under the applicable

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

policies. The proceeds of the settlements are restricted to satisfy future construction defect claims. As of December 31, 2013, all proceeds had been used to satisfy construction defect claims.

Accounts Receivable

Accounts receivable primarily consist of amounts to be received by the Company from the title company for homes closed, which are typically received within a few business days of home close, and contract receivables related to certain contracts in our Texas division accounted for under the percentage-of-completion method.

We periodically review the collectability of our accounts receivables, and, if it is determined that a receivable might not be fully collectible, an allowance is recorded for the amount deemed uncollectible. As of December 31, 2013 and 2012, no allowance was recorded related to accounts receivable.

Inventories and Cost of Sales

We capitalize pre-acquisition, land, development, and other allocated costs, including interest, during development and home construction.

Land, development, and other common costs are allocated to inventory using the relative-sales-value method; however, as lots within a project typically have comparable market values, we generally allocate land, development, and common costs equally to each lot within the project. Home construction costs are recorded using the specific-identification method. Cost of sales for homes closed includes the allocation of construction costs of each home and all applicable land acquisition, land development, and related common costs, both incurred and estimated to be incurred. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining homes in the community.

When a home is closed, the Company generally has not paid all incurred costs necessary to complete the home, and a liability and a charge to cost of sales are recorded for the amount that is estimated will ultimately be paid related to completed homes.

Inventories are carried at cost unless events and circumstances indicate that the carrying value may not be recoverable. We review for indicators of impairment at the lowest level of identifiable cash flows, which we have determined as the community level.

Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, decreases in actual or trending gross margins or sales absorption rates, significant unforeseen cost in excess of budget, and actual or projected cash flow losses.

If an indicator of impairment is identified, we estimate the recoverability of the community by comparing the estimated future cash flows on an undiscounted basis to its carrying value. If the undiscounted cash flows are more than the carrying value, the community is recoverable and no impairment is recorded. If the undiscounted cash flows are less than the community’s carrying value, the community is deemed impaired and is written down to fair value. We generally estimate the fair value of the community through a discounted cash flow approach.

When estimating cash flows of a community, we make various assumptions, including the following: (i) expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by us or other builders in other communities, and future sales price adjustments based on

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition, and historical trends; (iii) costs expended to date and expected to be incurred, including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price, and/or building costs; and (v) alternative uses for the property. For the years ended December 31, 2013 and 2012, no inventory impairments were recorded.

Home Sales and Profit Recognition

Revenues from home sales are recorded and a profit is recognized when the respective units are closed, title has passed, the homeowners initial and continuing investment is adequate, and other attributes of ownership have been transferred to the homeowner. Sales incentives are recorded as a reduction of revenues when the respective unit is closed. When it is determined that the earnings process is not complete, the sale and the related profit are deferred for recognition in future periods.

We also serve as the general contractor for custom homes in our Texas operating segment, where the customer and not the Company owns the underlying land (Build on Your Own Lot Contracts). Accordingly, we recognize revenue for the Build on Your Own Lot Contracts, which are primarily cost plus contracts, on the percentage-of-completion method where progress toward completion is measured by relating the actual cost of work performed to date to the current estimated total cost of the respective contracts. As the Company makes such estimates, judgments are required to evaluate potential variances in the cost of materials and labor and productivity. During the year ended December 31, 2013, we earned revenue of $11.0 million and incurred costs of $8.8 million associated with 58 Build on Your Own Lot Contracts, which are presented in home sales revenues and cost of sales on the consolidated statement of operations, respectively. As of December 31, 2013, we had $1.2 million in contract receivables and $1.2 million in billings in excess of collections related to the Build on Your Own Lot Contracts, which are presented on the consolidated balance sheet in accounts receivable and accrued expenses and other liabilities, respectively.

We had no Build on Your Own Lot Contracts during the year ended December 31, 2012.

Performance Deposits

The Company is occasionally required to make a land, bond, and utility deposit as each new development is started. These amounts are refundable once the development is functioning and as each home is sold. Performance deposits are included in prepaid expenses and other assets on the consolidated balance sheet.

Lot Option and Escrow Deposits

The Company has entered into land and lot option purchase agreements with both related and unrelated parties to acquire land or lots for the construction of homes. Under these agreements, the Company has paid deposits, which in many cases are non-refundable, in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms. Lot option and escrow deposits are included in prepaid expenses and other assets on the consolidated balance sheet.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset.

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Years
Buildings	25–30 years
Leasehold improvements	5–10 years
Machinery and equipment	5–7 years
Furniture and fixtures	5–7 years
Model furnishings	3-5 years
Computer hardware and software	1-5 years

Amortizable Intangible Assets

Amortizable intangible assets consist of the estimated fair value of home construction contracts, trade names, non-compete agreements, and other intangible assets that were acquired upon closing of the Jimmy Jacobs acquisition, which was accounted for as a business combination as defined in Accounting Standards Codification (ASC) 805, Business Combinations. A high degree of judgment is made by management on variables, such as revenue growth rates, profitability, and discount rates, when calculating the value of the intangible assets. The identified intangible assets are amortized over their respective estimated useful life. Trade names, non-compete agreements, and other intangibles have estimated useful lives of 4, 2, and 7 years respectively. Home construction contracts are amortized to cost of sales in proportion to the revenue earned.

Warranties

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Amounts accrued, which are included in accrued expenses and other liabilities on the consolidated balance sheet, are based upon historical experience rates. We subsequently assess the adequacy of our warranty accrual on a quarterly basis through an internal lag development model that incorporates historical payment trends and adjust the amounts recorded if necessary. Changes in our warranty accrual for the years ended December 31, 2013 and 2012, are detailed in the table below (in thousands):

	Year Ended December 31,
	2013	2012
Beginning balance	$679	$474
Warranty expense provisions	1,112	630
Payments	(641)	(425)

Ending balance	$1,150	$679

Customer and Escrow Deposits

The Company collects earnest deposits at the time a home buyer’s contract is accepted. Earnest deposits held on homes under contract as of December 31, 2013 and 2012, totaled $2.9 million and $1.3 million, respectively, and are included in accrued expenses and other liabilities on the consolidated balance sheet.

Stock Based Compensation

We account for share-based awards in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 requires us to estimate the grant date fair value of stock based compensation awards and to recognize the fair value as compensation costs over the requisite service period, which is generally three years, for all awards that vest.

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

As our common stock is not actively traded in a liquid primary market, the determination of the fair value of our restricted stock awards requires judgment by management. Accordingly, we first consider transactions in our common stock by qualified institutional buyers subsequent to our private placement in the secondary market. We take into consideration various factors to determine whether the closing price of our common stock in the secondary market is an accurate representation of the fair value of the restricted stock awards. These considerations include, but are not limited to, the timing of transactions in the secondary market and the elapsed time from the relevant grant date (if any), the volume of transactions in the market, and the level of information available to the investors. To the extent we believe that the closing price of our common stock in the secondary market is not an accurate representation of the fair value of the restricted stock award, we also consider observable trends in the stock prices of our publicly traded peers since our private placement, as well as internal valuations based on our most recent forecasts in determining the grant date fair value of the award.

Income Taxes

Prior to our conversion from a limited liability company to a corporation on April 30, 2013, the Company was not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws, and taxable income or loss was reported to the individual members for inclusion in their respective tax returns. Accordingly, prior to April 30, 2013, no provision for federal and state income taxes has been included in the consolidated statement of operations. As of December 31, 2012, the tax basis of the assets exceeded the recorded carrying amount by approximately $2.5 million, and the tax basis of the liabilities exceeded the recorded carrying amount by approximately $0.6 million, for a net difference of $1.9 million.

Subsequent to our conversion to a corporation, we account for income taxes in accordance with ASC 740, Income Taxes, which requires recognition of deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, the Company provides a corresponding valuation allowance against the deferred tax asset.

In addition, when it is more likely than not that a tax position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, the Company measures the amount of tax benefit from the position and records the largest amount of tax benefit that is more likely than not of being realized after settlement with a tax authority. The Company’s policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in the provision for income taxes on the consolidated statement of operations.

Variable Interest Entities

The Company reviews its joint ventures to determine whether they are VIEs and, if so, whether the Company is the primary beneficiary. In addition, we review our land option contracts where we have a non-refundable deposit to determine whether the corresponding land sellers are VIEs and, if so, whether we are the primary beneficiary. In some instances, we may also expend funds for due diligence with respect to optioned land prior to takedowns. Such costs are classified as inventory on our consolidated balance sheet, and totaled $68 thousand and $80 thousand at December 31, 2013 and 2012, respectively. At each accounting period, we monitor whether takedowns of future lots under the respective contracts remain probable of occurring. If we determine future takedowns are no longer probable, we expense these costs to selling, general and administrative expenses.

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

In determining whether we are the primary beneficiary, we consider, among other things, whether we have the power to direct the activities that most significantly impact the economic performance of the VIE. In making this determination, we consider whether we have the power to direct certain activities, including, but not limited to, determining or limiting the scope or purpose of the VIE, the ability to sell or transfer property owned or controlled by the VIE, or arranging financing for the VIE.

As of December 31, 2013, we had no interest in VIEs. As of December 31, 2012, we held an interest in Arista Investors, LLC and Arista Investors II, LLC, both related parties through common ownership (collectively, the Arista Entities), which were determined to be VIEs, for which we were the primary beneficiary. In March 2013, we redeemed our interest in the Arista Entities for $25,443, which represented our carrying value at the time of redemption. In addition, at December 31, 2012, we had a variable interest in Regency at Ridgegate, LLC (Regency), a related party through common ownership, as a result of our guaranty of the outstanding debt of Regency. We determined we were not the primary beneficiary of Regency. The Company’s maximum exposure to losses of Regency at December 31, 2012, was limited to our guaranty of the outstanding balance of the debt of $11.4 million. At December 31, 2012, Regency had total assets of $21.6 million and total liabilities of $11.4 million. On August 30, 2013, Regency at Ridgegate, LLC repaid its debt, and the Company’s guaranty was eliminated.

2. Reporting Segments

We have identified our Colorado and Texas divisions as reportable segments. Our Corporate operations are a nonoperating segment, as it serves to support our Colorado and Texas divisions through functions such as our executive, finance, treasury, human resources, and accounting departments. In addition, our Corporate operations include certain assets and income produced from residential rental property in Colorado.

The following tables summarize home sales revenues and pretax income by segment (in thousands):

	Year Ended December 31,
	2013	2012
Colorado	$149,997	$96,030
Texas	21,136	—

Total home sales revenue	$171,133	$96,030

Colorado	$26,117	$11,045
Texas	299	—
Corporate	(8,343)	(3,606)

Total income before taxes	$18,073	$7,439

The following table summarizes total assets by segment (in thousands):

	As of December 31,
	2013	2012
Colorado	$167,948	$80,878
Texas	27,386	—
Corporate	117,305	9,795

Total assets	$312,639	$90,673

Corporate assets include cash and cash equivalents, cash held in trust, prepaid insurance, and certain property and equipment.

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3. Business Combination

On September 12, 2013, we acquired real property and certain in-place contracts, and assumed certain liabilities, of Jimmy Jacobs, a homebuilder with operations in the greater Austin, Texas, metropolitan area, for cash consideration of $15.7 million (the Jimmy Jacobs Acquisition). The assets acquired in the Jimmy Jacobs Acquisition were primarily real property, including 50 land lots available for construction of single-family homes and 95 single-family residences and home construction contracts in various stages of construction. We also acquired in-place contracts for the sale of homes currently under construction, a purchase commitment to acquire 116 additional land lots from the seller upon the seller meeting certain development milestones, and certain other assets, including office-related personal property and intangible assets, including trade names and non-competition agreements. In total, as a result of the Jimmy Jacobs Acquisition, we obtained control of 166 lots and 95 homes under construction and home construction contracts in the greater Austin, Texas, metropolitan area. As the acquired set of assets and processes has the ability to create outputs, in the form of revenue from the sale of single-family residences, we concluded that the acquisition represented a business combination. We incurred $0.3 million in acquisition-related costs, which are included in other income (expense) on the consolidated statement of operations.

The following table summarizes the amounts recognized as of the acquisition date (in thousands):

Assets acquired and liabilities assumed
Accounts receivable	$143
Inventory	12,411
Property and equipment	679
Prepaid and other assets	1,500
Intangible assets	2,428
Goodwill	479

Total assets	$17,640

Accounts payable	878
Accrued and other expenses	1,054

Total liabilities	$1,932

Included in home sales revenue and income before income taxes on the consolidated statement of operations is $21.1 million and $0.3 million, respectively, earned from Jimmy Jacobs subsequent to the acquisition date.

Had Jimmy Jacobs been included in the Company’s consolidated statement of operations as of the beginning of the years ended December 31, 2013 and 2012, unaudited pro forma home sales revenues of $204.7 million and $147.1 million, respectively, and unaudited pro forma income before taxes of $18.7 million and $8.3 million, respectively, would have resulted. See further detail related to pro forma results in Note 20, Pro forma Financial Information (unaudited).

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

4. Inventory

Inventory included the following (in thousands):

	As of December 31,
	2013	2012
Vertical costs of homes under construction	$49,946	$27,603
Land and land development	131,306	46,459
Capitalized interest	2,820	3,243

	$184,072	$77,305

5. Amortizable Intangible Assets

Information regarding our amortizable intangible assets as of December 31, 2013 (we had no amortizable intangible assets at December 31, 2012) is set forth below (in thousands):

As of December 31, 2013
Trade names	$1,185
Home construction contracts	719
Non-compete agreements	298
Other	226

Gross intangible assets	2,428
Accumulated amortization	(551)

Intangible assets, net	$1,877

As of December 31, 2013, expected amortization expense for amortizable intangible assets for each of the next five years, and thereafter, is as follows (in thousands):

2014	$785
2015	434
2016	328
2017	242
2018	32
Thereafter	56

$1,877

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

6. Property and Equipment

Property and equipment included the following (in thousands):

	As of December 31,
	2013	2012
Land	$347	$349
Buildings	1,410	1,393
Leasehold improvements	186	145
Machinery and equipment	56	68
Furniture and fixtures	273	319
Model furnishings	1,776	920
Computer hardware and software	514	344

	4,562	3,538
Less accumulated depreciation and amortization	(1,202)	(1,021)

Total property and equipment, net	$3,360	$2,517

7. Prepaid Expenses and Other Assets

Prepaid expenses and other assets included the following (in thousands):

	As of December 31,
	2013	2012
Prepaid insurance	$1,260	$105
Lot option and escrow deposits	3,218	800
Performance deposits	1,899	662
Other	2,038	490

Total prepaid expenses and other assets	$8,415	$2,057

8. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities included the following (in thousands):

	As of December 31,
	2013	2012
Customer and escrow deposits	$2,857	$1,302
Warranty reserve	1,150	679
Accrued compensation costs	5,511	1,437
Land development and home construction accruals	21,142	10,954
Construction defect reserves	—	3,590
Income tax payable	4,730	—
Billings in excess of collections	1,199	—
Other	1,494	1,146

Total accrued expenses and other liabilities	$38,083	$19,108

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

9. Notes Payable and Revolving Line of Credit

Notes payable and revolving line of credit included the following as of December 31, 2013 and 2012 (in thousands):

	As of December 31,
	2013	2012
Land development note(A)	$1,500	$—
Note payable, bank(B)	—	632
Notes payable, bank(B)	—	1,632
Land purchase note, corporation(B)	—	2,760
Land development note, corporation(B)	—	2,918
Land development note(A)	—	—
Acquisition and development line, bank(B)	—	1,642
Construction loan agreement, bank(B)	—	1,066
Land purchase note, bank and trust(B)	—	1,750
Construction loan agreement, bank and trust(B)	—	290
Construction loan agreement, bank and trust(B)	—	143
Revolving line and construction facilities, bank(C)	—	20,373
Revolving line(D)	—	—

	$1,500	$33,206

(A)	Due April 2016; interest only payments monthly at 3.50%.
(B)	Outstanding principal on the note was paid during 2013.
(C)	The line of credit was terminated in 2013. It had $43.0 million maximum capacity and interest accrued monthly at 3% plus one-month LIBOR. This line of credit was terminated in October 2013.
(D)	On October 18, 2013, we entered into a three-year revolving line of credit agreement with maximum borrowings of $100.0 million. Borrowings on the line bear interest at a daily rate of LIBOR plus 2.50% and there is an annual fee of $50.0 thousand. As of December 31, 2013, we have $0.8 million in outstanding letters of credit under the line and total available capacity of $99.2 million. At December 31, 2013, we were in compliance with the various covenants.

Aggregate annual maturities of long-term debt as of December 31 2013, are as follows (in thousands):

2014	$—
2015	—
2016	1,500

Total	$1,500

10. Interest

Interest is capitalized to inventories while the related communities are being actively developed and until homes are completed. As our qualifying assets exceeded our outstanding debt during the years ended December 31, 2013 and 2012, we capitalized all interest costs incurred during these periods.

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

10. Interest (continued)

Our interest costs are as follows (in thousands):

	Year Ended December 31,
	2013	2012
Interest capitalized beginning of period	$3,243	$2,991
Interest capitalized during period	1,098	1,681
Less: capitalized interest in cost of sales	(1,521)	(1,429)

Interest capitalized end of period	$2,820	$3,243

11. Income Taxes

On April 30, 2013, the Company reorganized from a limited liability company into a Delaware corporation, and accordingly, we are subject to federal and state income taxes. On the date of conversion, we recorded a net deferred tax liability of $0.6 million on our consolidated balance sheet, the effect of which was recorded as an income tax expense on our consolidated statement of operations.

Our income tax expense comprises the following current and deferred amounts (in thousands):

Year Ended December 31,
2013
Current
Federal	$4,168
State and local	562

Total current	4,730
Deferred
Federal	840
State and local	72

Total deferred	912

Income tax expense	$5,642

Total income tax expense differed from the amounts computed by applying the federal statutory income tax rate of 35% to income before income taxes as a result of the following items (in thousands):

Year Ended December 31,
2013
Statutory income tax expense	$4,897
State income tax expense, net of federal income tax expense	382
Section 199 deduction	(421)
Other permanent items	157
Conversion to corporation	627

Income tax expense	$5,642

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

11. Income Taxes (continued)

Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences. Temporary differences arise when revenues and expenses for financial reporting are recognized for tax purposes in a different period. ASC 740 requires that a valuation allowance be recorded against deferred tax assets unless it is more likely than not that the deferred tax asset will be utilized. As a result of this analysis, the Company has not recorded a valuation allowance against its deferred tax assets. The Company will continue to evaluate the need to record valuation allowances against deferred tax assets and will make adjustments in accordance with the accounting standard.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2013 (in thousands):

Deferred tax assets
Warranty reserves	$437
Accrued expenses	993
Intangible assets	143

Deferred tax asset	1,573

Deferred tax liabilities
Prepaid assets	457
Property and equipment	511
Inventory valuation adjustment	1,517

Deferred tax liability	2,485

Net deferred tax liability	$912

The uncertainty provisions of ASC 740 also require the Company to recognize the impact of a tax position in its consolidated financial statements only if the technical merits of that position indicate that the position is more likely than not of being sustained upon audit. During the year, the Company did not record a reserve for uncertain tax positions. The tax year end December 31, 2013, is open and subject to audit by the Internal Revenue Service and the states of Colorado and Texas.

12. Fair Value Disclosures

ASC 820, Fair Value Measurement, defines fair value as the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date.

Level 3 – Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date.

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

12. Fair Value Disclosures (continued)

The following table presents carrying values and estimated fair values of financial instruments (in thousands):

		December 31, 2013,		December 31, 2012,
	Hierarchy	Carrying	Fair Value	Carrying	Fair Value
Notes payable(1)	Level 2	$1,500	$1,490	$33,206	$32,145
Subordinated obligation(2)	Level 3	$—	$—	$11,244	$23,605

(1)	Estimated fair values of the notes payable at December 31, 2013 and 2012, were based on cash flow models discounted at market interest rates that considered underlying risks of the debt.
(2)	Estimated fair value of the subordinated obligation at December 31, 2012, was based on the subsequent private placement offering completed by the Company and its price of $20 per common stock share.

The carrying amount of cash and cash equivalents approximates fair value. Nonfinancial assets and liabilities include items such as inventory and long-lived assets that are measured at fair value when acquired and resulting from impairment, if deemed necessary.

13. Subordinated Obligation Agreement

The Company entered into an agreement in 2010 with one of the members, whereby $11.2 million of the member’s initial capital contribution was designated as a subordinated obligation. The obligation was subordinated to all indebtedness of the Company. The subordinated obligation earned a return of 6% per annum payable monthly. The subordinated obligation was not redeemable until all indebtedness of the Company was fully repaid. The subordinated obligation did not contain any redemption or beneficial conversion features. The resulting payments of the return were considered interest expense. Payments of the return made during the years ended December 31, 2013 and 2012, of $0.2 million and $0.7 million, respectively, have been capitalized to inventory on the consolidated balance sheet. In April 2013, concurrent with our conversion from a limited liability company to a Delaware corporation, and in contemplation of the Company’s May 2013 private offering and private placement, the outstanding subordinated obligation of $11.2 million was extinguished in exchange for shares of our common stock. The Company accounted for the transaction as a debt extinguishment. As the extinguishment was between related parties, it was accounted for as a capital transaction, and accordingly, no gain or loss was recorded.

14. Operating Leases

The Company maintains noncancellable operating leases for office space. The Company recognizes expense on a straight-line basis over the relative life of each lease. Rent expense for the years ended December 31, 2013 and 2012, was $0.3 million and $0.2 million, respectively, included in selling, general, and administrative on the consolidated statement of operations.

Future minimum lease payments as of December 31, 2013 (in thousands):

2014	$328
2015	238
2016	52

$618

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

15. Postretirement Plan

The Company has a 401(k) plan covering substantially all employees. The Company makes matching contributions of 50% of employees’ salary deferral amounts on the first 6% of employees’ compensation. Contributions to the plan during the years ended December 31, 2013 and 2012, were $0.1 million and $0.1 million, respectively.

16. Stock Based Compensation

The Company’s authorized capital stock consists of 100.0 million shares of common stock, $0.01 par value per share and 50.0 million shares of preferred stock, $0.01 par value. As of December 31, 2013, the Company had 17.1 million shares of common stock issued and outstanding, exclusive of the restricted common stock issued. The Company also has reserved 0.4 million shares of common stock for stock award issuances and 0.6 million shares of common stock for future stock option issuances. During the year ended December 31, 2013, the Company issued 0.2 million shares of restricted common stock at a weighted average fair value of $19.57, which vest over three years, none of which were vested as of December 31, 2013.

As of December 31, 2013, 0.2 million shares of restricted stock were unvested, and $2.8 million of unrecognized compensation costs is expected to be recognized over a weighted average period of 2.4 years.

During the year ended December 31, 2013, the Company recognized stock-based compensation expense of $0.7 million, which is included in selling, general, and administrative on the consolidated statement of operations.

17. Earnings Per Share

We use the two-class method of calculating earnings per share (EPS) as our non-vested restricted stock awards have non-forfeitable rights to dividends, and accordingly represent a participating security. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period.

For purposes of determining weighted average shares outstanding, the 5.0 million shares that were issued to our outstanding membership interests upon conversion of the Company from a limited liability company to a Delaware corporation, are reflected as outstanding at the beginning of the period presented.

The following table sets forth the computation of basic and diluted earnings per share for the year ended December 31, 2013 (in thousands except share and per share information):

Year Ended December 31, 2013
Numerator
Net income	$12,431
Less: Net income attributable to the non-controlling interest	(52)
Less: Undistributed earnings allocated to participating securities	(104)

Numerator for basic and diluted EPS	$12,275

Denominator
Basic and diluted earnings per share—weighted average shares	12,873,562
Basic and diluted EPS	$0.95

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

18. Related-Party Transactions

Prior to our May 2013 private placement, the Company transacted with entities that were controlled by the same individuals who control the Company and are Co-CEOs of the Company. Transactions between entities under common control for land inventory are recorded at the carrying basis of the related party.

In December 2012, the members contributed land consisting of 49 finished lots, 26 partially finished lots, and certain utility deposits, which had a carrying basis to the related party of $1.3 million.

During 2012, we paid $8.1 million for land previously owned by entities under common control. We recorded the land at the carrying basis of the entity under common control of $2.7 million. The difference between the purchase amount and the carrying basis of the entity under common control was reflected as a distribution.

During 2012, the Company distributed its membership interests in Waterside at Highland Park, LLC to its members in the form of a noncash distribution of $3.7 million. The assets of Waterside at Highland Park, LLC consisted of 76 partially improved townhome lots and related common area. During 2013, the members contributed their membership interests in Waterside at Highland Park, LLC back to the Company.

In 2013, prior to the private placement, the Company purchased 92 unfinished lots and 82 finished lots for $4.8 million from a related party under common control. The lots had a carrying basis to the related party of $1.0 million. The difference of $3.8 million is reflected as a distribution on our consolidated statement of stockholder’s equity and members’ capital. In 2013 in connection with the private placement, the Company purchased 699 unfinished lots and 335 finished lots for $34.0 million, from a related party that was not under common control. These lots were originally purchased by the related party between 2005 and 2012 for approximately $9.8 million. As the purchase was from an entity that was not under common control, we recorded the land at the purchase price, which was determined by management based on valuations obtained from third parties.

During the years ended December 31, 2013 and 2012, we delivered homes for which the land was originally purchased from entities under common control. Recording the lots at the carrying basis of the entities under common control as opposed to the purchase price benefitted gross margins by $4.3 million and $3.3 million for the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, lots with a carrying basis, before development costs, of $2.1 million, and $4.4 million, respectively, which were purchased from or contributed by entities under common control, were included in inventories on our consolidated balance sheet.

The Company previously guaranteed the repayment of a loan of Regency, a related party through common ownership. Regency is a real estate developer of multi-family apartment complexes. The loan had a maximum principal balance of $22.2 million, with an original maturity of November 30, 2013. The loan was secured by certain deeds of trust of land and improvements under development owned by Regency at Ridgegate, LLC. The loan was repaid in full and the guaranty was cancelled during the third quarter of 2013. At December 31, 2012, the outstanding balance on the loan was $11.4 million, and Regency had total assets and total liabilities of $21.6 million and $11.4 million, respectively.

Prior to September 30, 2012, the Company had a 22% joint venture ownership interest in Regency. During the third quarter of 2012, the Company exchanged all of its ownership interest in Regency for 26 finished lots with an entity under common control. The lots received were recorded at the related party’s carrying basis. The carrying value of the investment at the date of transfer was $2.3 million. The difference of $1.7 million was recognized as a noncash distribution.

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

18. Related-Party Transactions (continued)

During the years ended December 31, 2013 and 2012, the Company paid management fees of $0.2 million and $0.6 million, respectively, which are included in selling, general and administrative on the consolidated statement of operations. The management agreement was terminated during the second quarter of 2013.

19. Commitments and Contingencies

Letters of Credit and Performance Bonds

In the normal course of business, the Company posts letters of credit and performance bonds related to our land development performance obligations, with local municipalities. As of December 31, 2013 and 2012, we had $3.0 million and $1.1 million, respectively, in letters of credit and performance bonds issued and outstanding.

Land and Lot Option Purchase Agreements

The Company has entered into land and lot option purchase agreements with both related and unrelated parties to acquire land or lots for the construction of homes. Under these agreements, the Company has paid earnest deposits in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms. Under the terms of the option purchase contracts, many of the option deposits are not refundable at the Company’s discretion.

	2013	2012
Option with related parties:
Earnest deposits	—	—
Number of lots	—	82
Average exercise price	$—	$42,000
Total required to exercise options (in thousands)	$—	$3,400
Option with unrelated parties:
Earnest deposits (in thousands)	$1,242	$500
Number of lots	499	237
Average exercise price	$63,044	$64,000
Total required to exercise options (in thousands)	$31,459	$15,200

Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business, which consist primarily of construction defect claims. It is the opinion of management that if the claims have merit, parties other than the Company would be, at least in part, liable for the claims, and eventual outcome of these claims will not have a material adverse effect upon our consolidated financial condition, results of operations, or cash flows. When we believe that a loss is probable and estimable, we record a charge to selling, general, and administrative on our consolidated statement of operations for our estimated loss.

20. Pro forma Financial Information (Unaudited)

Unaudited pro forma income before taxes for the years ended December 31, 2013 and 2012, gives effect to including the results of Jimmy Jacobs as of the beginning of the fiscal years presented after adjusting the operating results of Jimmy Jacobs to reflect additional amortization that would have been recorded assuming the fair value adjustments to intangible assets had been applied as of January 1, 2013, and 2012. Certain other adjustments, including those related to conforming accounting policies and adjusting acquired inventory to fair

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

20. Pro forma Financial Information (Unaudited) (continued)

value, have not been reflected in the supplemental pro forma operating results due to the impracticability of estimating such impacts.

Pro forma basic and diluted net income per share for the years ended December 31, 2013 and 2012, gives effect to the conversion of the Company’s members’ equity into common stock as though the conversion had occurred as of the beginning of the period presented. In addition, the pro forma amounts give effect to reflect income tax adjustments as if the Company were a taxable entity as of the beginning of the period. The pro forma income tax adjustment reflects that the Company would have filed a consolidated tax return as a corporation reflecting a consolidated net income for the periods presented (in thousands, except share and per share information):

	Year Ended December 31,
	2013	2012
Pro forma income before taxes	$18,746	$8,289
Pro forma tax expense	(6,561)	(2,901)

Pro forma net income	12,185	5,388

Less: Net income attributable to the non-controlling interest	(52)	(1,301)
Less: Undistributed earnings allocated to participating securities	(102)	—

Numerator for basic and diluted pro forma EPS	$12,031	$4,087

Pro forma weighted average shares	12,873,562	5,000,000
Pro forma basic and diluted EPS	$0.93	$0.82

21. Results of Quarterly Operations (Unaudited)

	Quarter
	First	Second	Third	Fourth
	(Amounts in Thousands, Except per Share Amounts)
2013
Home sales revenues	$24,717	$41,291	$41,494	$63,631
Gross margin	$6,218	$10,654	$9,546	$15,064
Income before tax	$3,027	$6,526	$3,784	$4,736
Net income	$2,976	$3,915	$2,438	$3,050
Earnings per share	$0.60	$0.32	$0.14	$0.18

2012
Home sales revenues	$19,586	$26,204	$25,027	$25,213
Gross margin	$4,320	$6,315	$4,992	$4,955
Income before tax	$1,342	$3,251	$1,776	$1,070
Net income	$1,346	$2,715	$814	$1,263
Earnings per share	NA	NA	NA	NA

22. Subsequent Events

On March 25, 2014, we borrowed $99.0 million on our revolving loan agreement.

On April 1, 2014, one of the Company’s wholly-owned subsidiaries, Century Communities of Nevada, LLC, purchased substantially all of the assets of Las Vegas Land Holdings, LLC and its subsidiaries (collectively, “LVLH”), a homebuilder with operations in Las Vegas, Nevada, for a purchase price of approximately

Century Communities, Inc.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

22. Subsequent Events (continued)

$165 million. As the acquired assets and processes have the ability to create outputs in the form of revenue from the sale of single family residences, we concluded that the acquisition represents a business combination.

On May 5, 2014, the Company closed an offering of $200 million in aggregate principal of senior unsecured notes due 2022 (the “Notes”). The Notes will carry a coupon of 6.875% per annum and were issued at a price equal to 99.239% of their principal amount. Concurrent with the closing of the Notes, we repaid the then outstanding balance including interest of $99.2 million on our revolving loan agreement.

In accordance with ASC 855, Subsequent Events, management has evaluated subsequent events through May 29, 2014.

Century Communities, Inc.

Unaudited Condensed Consolidated Balance Sheet

As of March 31, 2014 and December 31, 2013

(in thousands)

	March 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$185,134	$109,998
Accounts receivable	7,409	4,438
Inventories	197,014	184,072
Prepaid expenses and other assets	15,208	8,415
Property and equipment, net	3,284	3,360
Amortizable intangible assets, net	1,545	1,877
Goodwill	479	479

Total assets	$410,073	$312,639

Liabilities and stockholders’ equity
Liabilities:
Accounts payable	$7,414	$8,313
Accrued expenses and other liabilities	26,258	30,358
Deferred tax liability, net	681	912
Notes payable and revolving loan agreement	100,500	1,500

Total liabilities	134,853	41,083
Stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 17,256,824 and 17,257,774 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively	173	173
Additional paid-in capital	263,278	262,982
Retained earnings	11,769	8,401

Total stockholders’ equity	275,220	271,556

Total liabilities and stockholders’ equity	$410,073	$312,639

See Notes to Unaudited Condensed Consolidated Financial Statements

Century Communities, Inc.

Unaudited Condensed Consolidated Statement of Operations

For the Three Months Ended March 31, 2014 and 2013

(in thousands, except per share amounts)

	Three months ended March 31,
	2014	2013
Home sales revenues	$49,671	$24,717
Cost of sales	37,274	18,499

Gross margin	12,397	6,218
Selling, general, and administrative (including related-party management fees of $0 and $150 in 2014 and 2013, respectively)	7,003	3,276

Operating income	5,394	2,942
Other income (expense):
Interest income	69	3
Interest expense	—	—
Acquisition expense	(395)	—
Other income	128	82

Income before tax expense	5,196	3,027
Income tax expense	1,828	—

Consolidated net income of Century Communities, Inc.	3,368	3,027
Net income attributable to the non-controlling interests	—	52

Income attributable to common stockholders	$3,368	$2,975

Earnings per share
Basic and diluted	$0.20	$—

Weighted average number of common shares outstanding
Basic and diluted	17,075,000	—

Unaudited pro forma net income, income attributable to common stockholders, and earnings per share (Note 14)
Net income	$5,335	$1,388

Income attributable to common stockholders	5,283	1,336

Basic and diluted earnings per share	$0.31	$0.27

Unaudited pro forma weighted average number of common shares (Note 14)
Basic and diluted	17,075,000	5,000,000

See Notes to Unaudited Condensed Consolidated Financial Statements

Century Communities, Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2014 and 2013

(in thousands)

	Three months ended March 31,
	2014	2013
Operating activities
Net income	$3,368	$3,027
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	483	72
Stock compensation expense	296	—
Deferred income tax provision	(231)	—
Changes in assets and liabilities:
Accounts receivable	(2,969)	(175)
Inventories	(12,942)	(7,628)
Prepaid expenses and other assets	(1,793)	(455)
Accounts payable	(900)	(1,769)
Accrued expenses and other liabilities	(4,100)	2,050
Payable to affiliates	—	(165)

Net cash used in operating activities	(18,788)	(5,043)

Investing activities
Purchases of property and equipment	(76)	(9)
Non-refundable deposit for acquisition of Las Vegas Land Holdings, LLC	(5,000)	—

Net cash used in investing activities	(5,076)	(9)

Financing activities
Borrowings under line of credit	99,000	21,000
Payments on line of credit	—	(14,170)
Proceeds from debt issuances	—	2,095
Principal payments	—	(1,325)
Contributions from members	—	1,500
Distributions to members	—	(3,830)
Distributions to non-controlling interest	—	(950)

Net cash provided by financing activities	99,000	4,320
Net increase (decrease) in cash and cash equivalents	$75,136	$(732)
Cash and cash equivalents:
Beginning of period	109,998	4,980

End of period	$185,134	$4,248

Noncash investing and financing information
Inventory contributed by members	$—	$3,708
Inventory distributed to non-controlling interests	—	1,603

Supplemental cash flow information
Interest paid, net of capitalized interest	$—	$—

See Notes to Unaudited Condensed Consolidated Financial Statements

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2014

1. Basis of Presentation

Century Communities, Inc. (“we” or the “Company”) is engaged in all aspects of homebuilding, including land acquisition and development, entitlements, and the acquisition, development, construction, marketing, and sale of various single-family detached and attached residential home projects primarily in major metropolitan markets in Colorado, Austin, Texas, and as of April 1, 2014 with our acquisition of Las Vegas Land Holdings, LLC (LVLH) Las Vegas, Nevada.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of its financial position and results of operations. Interim results of operations are not necessarily indicative of the results that may be achieved for the full year. The financial statements and related notes do not include all information and footnotes required by U.S. generally accepted accounting principles and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, as well as all subsidiaries in which we have a controlling interest, and variable interest entities (VIE’s) for which the Company is deemed the primary beneficiary. All intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior period amounts have been reclassified to conform to our current year’s presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2. Reporting Segments

We have identified our Colorado and Texas divisions as reportable segments. Our Corporate operations are a nonoperating segment, as it serves to support our Colorado and Texas divisions through functions such as our executive, finance, treasury, human resources, and accounting departments. In addition, our Corporate operations include certain assets and income produced from residential rental property in Colorado.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2014

2. Reporting Segments (continued)

The following tables summarize home sale revenues and pretax income by segment (in thousands):

	Three months ended March 31,
	2014	2013
Colorado	$35,851	$24,717
Texas	13,820	—

Total home sales revenue	$49,671	$24,717

Colorado	$6,289	$3,716
Texas	1,237	—
Corporate	(2,330)	(689)

Total income before taxes	$5,196	$3,027

The following table summarizes total assets by segment (in thousands):

	March 31, 2014	December 31, 2013
Colorado	$176,378	$167,948
Texas	35,140	27,386
Corporate	198,555	117,305

Total assets	$410,073	$312,639

Corporate assets include cash and cash equivalents, prepaid insurance, and certain property and equipment.

3. Inventory

A summary of inventory is as follows (in thousands):

	March 31, 2014	December 31, 2013
Vertical costs of homes under construction	$57,342	$49,946
Land and land development	136,869	131,306
Capitalized interest	2,803	2,820

Inventory	$197,014	$184,072

4. Prepaid Expenses and Other Assets

Prepaid expenses and other assets included the following (in thousands):

	March 31, 2014	December 31, 2013
Prepaid insurance	$887	$1,260
Lot option and escrow deposits	5,162	3,218
Performance deposits	2,051	1,899
Deposit for purchase of Las Vegas Land Holdings, LLC (see note 15)	5,000	—
Other	2,108	2,038

Total prepaid expenses and other assets	$15,208	$8,415

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2014

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities included the following (in thousands):

	March 31, 2014	December 31, 2013
Customer and escrow deposits	$2,938	$2,856
Warranty reserve	1,230	1,150
Accrued compensation costs	2,096	5,511
Land development and home construction accruals	13,497	12,286
Income tax payable	2,940	4,731
Billings in excess of collections	704	1,199
Other	2,853	2,625

Total accrued expenses and other liabilities	$26,258	$30,358

6. Warranties

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Amounts accrued, which are included in accrued expenses and other liabilities on the consolidated balance sheet, are based upon historical experience rates. We subsequently assess the adequacy of our warranty accrual on a quarterly basis through an internal lag development model that incorporates historical payment trends and adjust the amounts recorded if necessary. Changes in our warranty accrual for the three months ended March 31, 2014 and 2013, are detailed in the table below (in thousands):

	Three months ended March 31,
	2014	2013
Beginning balance	$1,150	$679
Warranty expense provisions	268	179
Payments	(188)	(81)

Ending balance	$1,230	$777

7. Notes Payable and Revolving Line of Credit

Notes payable and revolving line of credit included the following as of December 31, 2013 and 2012 (in thousands):

	March 31, 2013	December 31, 2013
Land development note(A)	$1,500	$1,500
Revolving line(B)	99,000	—

	$100,500	$1,500

(A)	Due April 2016; interest only payments monthly at 3.50%.
(B)	On October 18, 2013, we entered into a three-year revolving line of credit agreement with maximum borrowings of $100.0 million. Borrowings on the line bear interest at a daily rate of LIBOR plus 2.50% and there is an annual fee of $50.0 thousand. As of March 31, 2014, we have $0.8 million in outstanding letters of credit under the line and total available capacity of $0.2 million. At March 31, 2014, we were in compliance with the various covenants.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2014

8. Interest

Interest is capitalized to inventories while the related communities are being actively developed and until homes are completed. As our qualifying assets exceeded our outstanding debt during the three months ended March 31, 2014 and 2013, we capitalized all interest costs incurred during these periods.

Our interest costs are as follows (in thousands):

	Three months ended March 31,
	2014	2013
Interest capitalized beginning of period	$2,820	$3,243
Interest capitalized during period	59	581
Less: capitalized interest in cost of sales	(76)	(288)

Interest capitalized end of period	$2,803	$3,536

9. Income Taxes

On April 30, 2013, the Company reorganized from a limited liability company into a Delaware corporation, and accordingly, no income tax expense was recognized for the quarter ended March 31, 2013. For periods subsequent to April 30, 2013 we are subject to federal and state income taxes.

At the end of each interim period, we are required to estimate our annual effective tax rate for the fiscal year and use that rate to provide for income taxes for the current year-to-date reporting period. Accordingly, we recorded income tax expense of $1.8 million for the three months ended March 31, 2014, based on our estimated annual effective tax rate of approximately 35%.

10. Fair Value Disclosures

ASC 820, Fair Value Measurement, defines fair value as the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date.

Level 3—Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date.

The following table presents carrying values and estimated fair values of financial instruments (in thousands):

		March 31, 2014		December 31, 2013
	Hierarchy	Carrying	Fair Value	Carrying	Fair Value
Notes payable(1)	Level 2	$1,500	$1,487	$1,500	$1,490
Revolving line(1)	Level 2	$99,000	$99,000	$—	$—

(1)	Estimated fair values of the notes payable and revolving line at March 31, 2014 and December 31, 2013 were based on cash flow models discounted at market interest rates that considered underlying risks of the debt.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2014

10. Fair Value Disclosures (continued)

The carrying amount of cash and cash equivalents approximates fair value. Nonfinancial assets and liabilities include items such as inventory and long-lived assets that are measured at fair value when acquired and resulting from impairment, if deemed necessary.

11. Stock Based Compensation

The Company’s authorized capital stock consists of 100.0 million shares of common stock, $0.01 par value per share and 50.0 million shares of preferred stock, $0.01 par value. As of March 31, 2014 and December 31, 2013, the Company had 17.1 million shares of common stock issued and outstanding, exclusive of the restricted common stock issued. The Company also has reserved 0.4 million shares of common stock for stock award issuances and 0.6 million shares of common stock for future stock option issuances. During the three months ended March 31, 2014, the Company did not issued any restricted stock.

As of March 31, 2014 0.2 million shares of restricted stock were unvested, and $2.5 million of unrecognized compensation costs is expected to be recognized over a weighted average period of 2.4 years.

During the three months ended March 31, 2014 the Company recognized stock-based compensation expense of $0.3 million, which is included in selling, general, and administrative on the consolidated statement of operations.

12. Earnings Per Share

We use the two-class method of calculating earnings per share (EPS) as our non-vested restricted stock awards have non-forfeitable rights to dividends, and accordingly represent a participating security. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period.

For purposes of determining weighted average shares outstanding, the 5.0 million shares that were issued to our outstanding membership interests upon conversion of the Company from a limited liability company to a Delaware corporation, are reflected as outstanding at the beginning of the period presented.

The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31, 2014 (in thousands except share and per share information):

Three months ended March 31, 2014
Numerator
Net income	$3,368
Less: Undistributed earnings allocated to participating securities	(36)

Numerator for basic and diluted EPS	$3,332

Denominator
Basic and diluted earnings per share—weighted average shares	17,075,000
Basic and diluted EPS	$0.20

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2014

13. Commitments and Contingencies

Letters of Credit and Performance Bonds

In the normal course of business, the Company posts letters of credit and performance bonds related to our land development performance obligations, with local municipalities. As of March 31, 2014 and December 31, 2013, we had $4.2 million and $3.0 million, respectively, in letters of credit and performance bonds issued and outstanding.

Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business, which consist primarily of construction defect claims. It is the opinion of management that if the claims have merit, parties other than the Company would be, at least in part, liable for the claims, and eventual outcome of these claims will not have a material adverse effect upon our consolidated financial condition, results of operations, or cash flows. When we believe that a loss is probable and estimable, we record a charge to selling, general, and administrative on our consolidated statement of operations for our estimated loss.

14. Pro forma Financial Information

Unaudited pro forma income before taxes for the three months ended March 31, 2013, gives effect to including the results of Jimmy Jacobs Home LP (“Jimmy Jacobs”) as of January 1, 2013 after adjusting the operating results of Jimmy Jacobs to reflect additional amortization that would have been recorded assuming the fair value adjustments to intangible assets had been applied as of January 1, 2013. Additionally, the unaudited pro forma income before taxes has been adjusted to assume that the acquisition of Las Vegas Land Holdings, LLC and its subsidiaries were included in the results from operations for the three months ended March 31, 2013 and 2014(see further discussion in Note 15, Subsequent Events).

Pro forma basic and diluted net income per share for the three months ended March 31, 2013 gives effect to the conversion of the Company’s members’ equity into common stock though the conversion had occurred as of the beginning of 2013. In addition, the pro forma amounts give effect to reflect income tax adjustments as if the Company were a taxable entity as of the beginning of the 2013. The pro forma income tax adjustment reflects that the Company would have filed a consolidated tax return as a corporation reflecting a consolidated net income for the periods presented (in thousands, except share and per share information):

	Three months ended March 31,
	2014	2013
Pro forma income before taxes	$8,209	$2,135
Pro forma tax expense	2,874	747

Pro forma net income	5,335	1,388

Less: Net income attributable to the non-controlling interest	—	(52)
Less: Undistributed earnings allocated to participating securities	(52)	—

Numerator for basic and diluted pro forma EPS	$5,283	$1,336

Pro forma weighted average shares	17,075,000	5,000,000
Pro forma basic and diluted EPS	$0.31	$0.27

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2014

15. Subsequent Events

On April 1, 2014, one of the Company’s wholly-owned subsidiaries, Century Communities of Nevada, LLC, purchased substantially all of the assets of Las Vegas Land Holdings, LLC and its subsidiaries (collectively, “LVLH”), a homebuilder with operations in Las Vegas, Nevada, for a purchase price of approximately $165 million. As the acquired assets and processes have the ability to create outputs in the form of revenue from the sale of single family residences, we concluded that the acquisition represents a business combination.

The following table summarizes the preliminary amounts recognized as of the acquisition date:

Assets acquired and liabilities assumed
Inventories	$142,030
Prepaid expenses and other assets	3,268
Property and equipment	9,267
Amortizable intangible assets	6,240
Goodwill	12,513

Total assets	$173,318

Accounts payable	$2,077
Accrued expenses and other liabilities	1,926
Notes payable and revolving loan agreement	1,500
Amortizable intangible liabilities	2,815

Total liabilities	$8,318

On May 5, 2014, the Company closed on an offering of $200 million in aggregate principal of senior unsecured notes due 2022 (the “Notes”). The Notes will carry a coupon of 6.875% per annum and were issued at a price equal to 99.239% of their principal amount. Concurrent with the closing of the Notes, we repaid the then outstanding balance including accrued interest of $99.2 million on our revolving loan agreement.

In accordance with ASC 855, Subsequent Events, management has evaluated subsequent events through May 29, 2014, the date at which the financial statements were available for issuance.

Independent Auditor’s Report

Board of Directors

Las Vegas Land Holdings, LLC and Subsidiaries

Las Vegas, Nevada

We have audited the accompanying consolidated financial statements of Las Vegas Land Holdings, LLC and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013 and 2012, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Las Vegas Land Holdings, LLC and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 8 to the consolidated financial statements, subsequent to December 31, 2013, the Company sold substantially all of the assets to Century Communities, Inc. for a purchase price of approximately $165 million. The consolidated financial statements do not include any adjustments as a result of this transaction. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

March 21, 2014, except for Note 8 which is as of April 7, 2014

Las Vegas Land Holdings, LLC & Subsidiaries

Consolidated Balance Sheet

December 31, 2013 and 2012

(in thousands)

	As of December 31,
	2013	2012
Assets
Cash and cash equivalents	$10,213	$9,449
Restricted cash	746	934
Inventories	79,303	81,768
Pro-shop inventory	185	177
Prepaid expenses	2,370	411
Land held for sale	674	804
Property, plant, and equipment—net	10,050	10,560
Other assets	284	237

Total Assets	$103,825	$104,340

Liabilities and Members’ Equity
Accounts payable	$1,896	$1,963
Deferred revenue	1,133	1,267
Billings in excess of costs and estimated earnings on uncompleted contracts	422	497
Accrued liabilities	1,413	695
Accrued warranty liability	121	99
Notes payable and capital leases	22,370	39,416

Total Liabilities	$27,355	$43,937
Commitments and Contingencies (Note 7)
Members’ Equity	76,470	60,403

Total Liabilities and Members’ Equity	$103,825	$104,340

See accompanying independent auditor’s report and notes to consolidated financial statements.

Las Vegas Land Holdings, LLC & Subsidiaries

Consolidated Statement of Operations

For the Years ended December 31, 2013 and 2012

(in thousands)

	Year Ended December 31,
	2013	2012
Revenues
Home sales	$74,253	$50,100
Golf course operations	7,609	7,852
Raw land sales	1,272	1,582
Management fee	563	559

Total Operating Revenues	83,697	60,093

Costs and Expenses
Construction and land costs	45,950	35,164
Cost of golf course operations	7,770	8,387
General and administrative	5,867	5,413
Selling expenses	3,048	2,576
Depreciation	714	626
Cost of raw land sales	593	1,638
Cost of management operations	501	479
Loss on disposal of fixed assets	19	13
Land impairment	—	36

Total Costs and Expenses	64,462	54,332

Operating Income	19,235	5,761

Other (Expense) Income
Other income (expense)	9	22
Interest income	3	22
Interest expense—net of capitalized interest	(158)	(717)
Reorganization expenses	(251)	(660)

Total Other Expense	(397)	(1,333)
Net Income	$18,838	$4,428

See accompanying independent auditor’s report and notes to consolidated financial statements.

Las Vegas Land Holdings, LLC & Subsidiaries

Consolidated Statement of Members’ Equity

For the Years ended December 31, 2013 and 2012

(in thousands)

	Membership Units	Total
Balance, January 1, 2012	100,000,000	$56,569
Distributions to members		(594)
Net Income		4,428

Balance, December 31, 2012	100,000,000	$60,403
Distributions to members		(2,770)
Net Income		18,837

Balance, December 31, 2013	100,000,000	$76,470

See accompanying independent auditor’s report and notes to consolidated financial statements.

Las Vegas Land Holdings, LLC & Subsidiaries

Consolidated Statement of Cash Flows

For the Years ended December 31, 2013 and 2012

(in thousands)

	Year Ended December 31,
	2013	2012
Cash Flows From Operating Activities
Net Income	$18,838	$4,428
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	714	626
Loss on disposal of fixed assets	19	12
Impairment of land	—	36
Amortization of loan fees	42	63
Changes in operating assets and liabilities:
Inventories	2,465	7,163
Pro-shop inventory	(8)	(40)
Prepaid expenses	(1,960)	115
Land held for sale	130	(711)
Other assets	(90)	362
Accounts payable	(67)	(373)
Deferred revenue	(134)	828
Billings in excess of costs and estimated earnings on uncompleted contracts	(75)	497
Accrued liabilities	718	(197)
Accrued warranty liability	23	14

Net cash provided by operating activities	20,615	12,823

Cash Flows From Investing Activities
Decrease in restricted cash	188	664
Purchase of property and equipment	(156)	(672)

Net cash provided by (used in) investing activities	32	(8)

Cash Flows From Financing Activities
Repayments of notes payable and capital leases	(18,962)	(18,530)
Distributions to members	(2,770)	(594)
New financing secured—First Insurance Funding	1,849	—

Net cash used in financing activities	(19,883)	(19,124)

Net Increase (Decrease) in Cash and Cash Equivalents	764	(6,309)

Cash and Cash Equivalents, beginning of period	9,449	15,758

Cash and Cash Equivalents, end of period	$10,213	9,449

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest—net of capitalized interest	$112	$616

Non-Cash Financing Transaction
Property and equipment purchased with capital leases	$67	$152

See accompanying independent auditor’s report and notes to consolidated financial statements.

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

1. Nature of Business and Significant Accounting Policies

Nature of Business

Las Vegas Land Holdings, LLC (and together with its subsidiaries, “LVLH” or the “Company”) was incorporated in the State of Delaware on January 15, 2010. The Company is a Delaware limited liability company with an infinite life that was formed to acquire substantially all of the assets of the Rhodes Company, LLC and its affiliates (the “Predecessor”) pursuant to their plan of reorganization under Chapter 11 of Title II of the United States Code (the “Bankruptcy Code”). LVLH organizes various limited and general partnerships and limited liability corporations to acquire, develop, improve, and construct residential homes, operate a golf course in two of the developments, and purchase and sell real property. Presently most of the Company’s development is in Las Vegas, Nevada and the surrounding areas.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. A summary of the Company’s significant accounting policies follows.

Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions, and it is not possible to precisely measure the operating cycles of the Company. The consolidated balance sheet of the Company have been prepared on an unclassified basis in accordance with real estate industry practice.

Principles of Consolidation

The accompanying consolidated financial statements include the following wholly-owned subsidiaries of Las Vegas Land Holdings, LLC (individually named or collectively “LVLH”):

•	Rhodes Ranch Golf, Inc. (“Rhodes Ranch Golf Course”)

•	Heritage Land Company, LLC (“Heritage”)

•	Tuscany Golf Country Club, LLC (“Tuscany Golf”)

•	Las Vegas Land Contracting, LLC (“Las Vegas Land Contracting”)

•	C & J Holdings, Inc. (“C & J”)

•	Parcel 20, LLC (“Parcel 20”)

•	Rhodes Ranch, GP (“RRGP”)

•	Rhodes Design and Development, Corp. (“Rhodes Design”)

•	Tuscany Acquisitions, LLC (“Tuscany I”)

•	Tuscany Acquisitions II, LLC (“Tuscany II”)

•	Tuscany Acquisitions III, LLC (“Tuscany III”)

•	Tuscany Acquisitions IV, LLC (“Tuscany IV”)

•	Dunhill Realty, Inc. (“DRI”)

All material intercompany balances and transactions have been eliminated in consolidation.

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The Company dissolved six entities in 2013 that were materially inactive for the periods ending December 31, 2013 and 2012:

•	Tick, LP

•	Batcave, LP

•	Wallboard, LP

•	Chalkline, LP

•	Jackknife, LP

•	Overflow, LP

Cash and Cash Equivalents

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments having maturities of three months or less when purchased. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. These balances may at times exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the Company’s non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there was no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage reverted to $250 thousand per depositor at each financial institution. The Company has mitigated that risk by employing daily sweeps into money market funds invested 100% in US Treasuries.

Restricted Cash

Restricted cash at December 31, 2013 and 2012 was $0.7 million and $0.9 million, respectively. The Company renegotiated its Rhodes Ranch Golf Course loan with US Bank in 2012 and the loan covenants no longer require cash collateral (see Note 6). Restricted cash for 2013 includes certain amounts held in reserve accounts as collateral in connection with its construction projects.

Inventories

Owned inventory consists of residential real estate developments and are stated at cost unless an impairment exists, in which case it is written down to fair value. Inventory costs include pre-acquisition costs, property taxes, interest, and insurance incurred during development and construction, and direct and certain indirect project costs. The Company allocates land, land improvements, acquisition and carrying costs in a manner materially consistent with the relative fair value method. Construction costs are generally allocated to lots using the specific identification method.

Pro-Shop Inventories

Pro-shop inventories are stated at the lower of cost or market using the first-in, first out (FIFO) cost method.

Land Held for Sale

The Company determined that three parcels of land as of December 31, 2013 and six parcels of land as of December 31, 2012, which are actively being marketed, meet the held for sale criteria. The Company carries the land held for sale at the lower of cost or current fair value, less costs to sell. The Company recorded an impairment of $36 thousand for one of the parcels where it was determined the current fair value, less costs to sell, was less than the carrying value at December 31, 2012. There were no further impairments at December 31, 2013.

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Property, Plant, and Equipment

Property, plant and equipment, including golf course improvements, are recorded at the lower of cost or estimated market value. Depreciable golf course improvements are primarily comprised of irrigation systems, cart paths and other land improvements.

Depreciation on property, plant and equipment begins when assets are placed into service and are charged to operations using the straight-line method over the estimated service lives of the assets or terms of leases if shorter. Estimated useful lives are as follows:

Years
Golf course improvements	5-40
Golf course equipment	5
Model home furnishings	1-3
Office equipment	3-5
Buildings and improvements	39
Construction equipment	3-5

Impairment of Long-Lived Assets

The Company follows the provisions of ASC 360, Property, Plant and Equipment (“ASC 360”). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment was recognized for the years ended December 31, 2013 or 2012.

Other Assets

Included in other assets are utility deposits, consulting retainers, rebates and construction service receivables.

Capitalized Interest

The Company capitalizes interest costs incurred in connection with the development of land and construction of homes. The Company capitalized $0.7 million and $0.7 million of interest for the years ended December 31, 2013 and 2012, respectively.

Revenue Recognition

The Company is primarily engaged in the development, construction and sale of residential homes, but also recognizes income from the operation of two golf courses.

Revenue from home sales is recognized in accordance with ASC 360 Property, Plant and Equipment - Real Estate Sales. Accordingly, home sales and raw land are recognized when a closing occurs, which is when payment has been received and title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform significant activities after the sale, and has no other continuing involvement. Earnest money and option deposits are deferred by the Company and recognized when a closing occurs. The cost of land sold is charged to operations on the basis of the allocated parcel cost.

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Land, land development and related costs (both incurred and estimated to be incurred in the future) are amortized to the cost of homes closed based upon the total number of homes the Company expects to construct in each community. Any changes resulting from a change in the estimated number of homes to be constructed or a change in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method.

Revenue from one land sale contract is reported on the percentage-of-completion method of accounting measured on the basis of incurred cost to estimated total cost for the contract. Contract cost includes all land costs, direct material and labor costs and those indirect costs related to contract performance. The liability “billings in excess of costs and estimated earnings on incomplete contracts,” represents billings in excess of revenues recognized.

Golf course operations revenues include golf course services revenues, food and beverage sales, and golf shop sales. Golf course services revenues include revenues generated from greens fees, driving range fees, golf instruction and golf club rental. Golf course operations revenues are recognized as goods are provided and services are performed.

Management fee revenues are recognized by the Company for management of various Home Owner Associations (“HOA’s”). The management fee revenues are recognized as services are rendered ratably over the annual term of the contract.

Deferred Revenue

The Company collects cash deposits from customers as part of its ordinary and customary process before starting construction of a Home. As such the Company classifies these deposits as deferred revenue until the buyer closes on their home. At close of escrow the Company recognizes these deposits as Revenue.

Percentage-of-Completion Contracts

Revenue from one land sale contract is reported on the percentage-of-completion method of accounting. Progress is measured based upon costs incurred. All known or anticipated losses on contracts are provided for in the period they become evident. Claims and change orders that are in the process of negotiation with customers for additional work or changes in the scope of work are included in contract value when collection is deemed probable and the value can be reliably estimated.

Billing practices for these projects are governed by the contract terms of each project based upon costs incurred, achievement of milestones or pre-agreed schedules. Billings do not necessarily correlate with revenue recognized using the percentage-of-completion method of accounting. Billings in excess of recognized revenue are recorded in “billings in excess of costs and estimated earnings on uncompleted contracts.” When billings are less than recognized revenue, the difference is recorded in “costs and estimated earnings in excess of billings on uncompleted contracts.” With the exception of claims and change orders in the process of being negotiating with customers, unbilled receivables are usually billed during normal billing processes following achievement of the contractual requirements.

Recording of profits and losses on percentage-of-completion contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of contract value, change orders and claims reduced by costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period they become evident. The Company does not delay income recognition until projects have

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

reached a specified percentage of completion. Generally, profits are recorded from the commencement date of the contract based upon the total estimated contract profit multiplied by the current percentage complete for the contract. There were no loss provisions for the years ended December 31, 2013 or 2012.

Income Taxes

With the exception of Rhodes Ranch Golf Course, Tuscany Golf, Rhodes Design, Dunhill Realty, C&J and Elkhorn, all business entities consolidated into LVLH have elected to be taxed under Internal Revenue Code provisions for Partnership entities. Under those provisions, the Company is not required to pay federal corporate income taxes on earned income. Instead, members are liable for individual federal income taxes on the business entities’ earned income.

Accordingly, the Company accounts for income taxes related to its taxable subsidiaries under the asset and liability approach which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their combined financial statement reported amounts. As of December 31, 2013 and 2012, total federal tax net operating losses available to offset future taxable income were approximately $2.9 million and $3.0 million, respectively. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized. The Company has deferred tax assets of $1.0 million and $1.1 million as of December 31, 2013 and 2012, respectively, primarily relating to net operating losses which had a full valuation allowance. Total tax expense was not material for the years ended December 31, 2013 and 2012 and is included in other (expense) income.

Reorganization Expense

Reorganization expense includes professional fees and similar expenditures related to settlement of matters as a result of the Predecessor’s plan of reorganization. These expenses are expensed when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates include, but are not limited to, the allocation of land development costs to cost of sales, the estimates of future improvements and amenities costs, the estimated useful lives of property and equipment, the estimated cost of warranties provided to customers, the estimated cash flows used in determining whether long-lived assets are impaired, and the estimated outcome of ongoing litigation. Actual results could differ from those estimates.

Advertising Expense

Advertising costs are expensed the first time such advertising appears. Total advertising costs included in general and administrative expenses related to home sales on the accompanying consolidated statement of operations were $0.5 million and $0.5 million for the years ended December 31, 2013 and 2012, respectively.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes unrealized gain (loss) on available for sale securities, foreign currency items, and minimum pension liability adjustments. The Company did not have components of other comprehensive income during the years ended December 31, 2013 and 2012. As a result, comprehensive income is the same as the net income.

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Concentration of Risk

The Company maintains cash, cash equivalents and restricted cash with various financial institutions. A significant portion of the unrestricted cash is maintained with a select few banks and is, accordingly, subject to credit risk. Periodic evaluations of the relative credit standing of financial institutions maintaining the deposits are performed to evaluate and mitigate, if necessary, any credit risk.

2. Inventories

Inventories as of December 31, 2013 and 2012 consist of the following (in thousands):

	2013	2012
Land held for future development	$56,145	$66,616
Cost of land development and common elements & amenities	16,605	9,787
Homes under construction	4,363	3,371
Cost of Model Homes	2,190	1,994

Total Inventories	$79,303	$81,768

During 2012, the Company determined that certain non-core commercial land holdings were impaired as a result of factors impacted by decreases in current market conditions. Broker price opinions and comparable sales were used and considered in arriving at estimated fair values. As a result, the Company recognized a non cash impairment charge of $36 thousand for the year ended December 31, 2012. No further impairment occurred for the year ended December 31, 2013.

3. Property, Plant and Equipment

Property and equipment at December 31, 2013 and 2012 are summarized as follows (in thousands):

	2013	2012
Land	$4,383	$4,383
Golf course improvements	6,864	6,857
Golf course equipment	603	508
Model home furnishings	350	297
Office equipment	180	161
Buildings and improvements	49	40
Construction equipment	7	7

Total	12,436	12,253
Less accumulated depreciation	(2,386)	(1,693)

Property, Plant and Equipment—net	$10,050	$10,560

Depreciation expense for the years ended December 31, 2013 and 2012 were $0.7 million and $0.6 million, respectively.

Golf course capital leases as of December 31, 2013 and 2012 totaling $0.2 million and $0.2 million, respectively, are included in golf course improvements.

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4. Other Assets

Other assets as of December 31, 2013 and 2012 consist of the following (in thousands):

	2013	2012
Refundable deposits	$28	$14
Rebates and other receivables, net of allowance of $2	104	179
Loan fees, net of amortization of $44 and $63	—	44
Litigation trust receivable, net of allowance of $17	60	—
Golf event deposits	83	—
Tax refund receivable	9	—

Total Other Assets	$284	$237

5. Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts

Following is a summary of contracts in progress at December 31, 2013 and 2012 (in thousands):

	2013	2012
Costs incurred on uncompleted contracts	$282	$235
Estimated earnings	396	368

Total	678	603
Less: Billings to date	1,100	1,100

Total	(422)	(497)

These amounts are included in accompanying consolidated balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—
Billings in excess of costs and estimated earnings on uncompleted contracts	$(422)	$(497)

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6. Notes Payable and Capital Leases

Notes payable at December 31, 2013 and 2012 consist of the following (in thousands):

December 31,	2013	2012
Secured loan facility collateralized by deeds of trusts on the related inventories, with interest at one month LIBOR (.2481% and .2087% at December 31, 2013 and 2012, respectively), plus 5.00% per annum, and maturity date of March 31, 2016. The LIBOR portion of the interest must be paid in cash and the 5.00% portion may be paid in kind and added to the balance of the note. The LIBOR rate shall not exceed 2.00% per annum. The Company also has a cash payment option to this note which it can elect on a quarterly basis. The rate for the cash pay election is LIBOR plus 2.00%. The Company elected the cash pay option in the fourth quarter of 2011 and continued that election through 2013. The secured loan facility calls for principal payments to be made when the Company reaches greater than $15,000 in unrestricted Cash and Cash Equivalents as of the last day of the immediately preceding quarter.	$18,421	$36,921

Notes payable collateralized by deeds of trusts on the golf course property and improvements, with interest at 5.28% per annum, monthly principal and interest payments of $27 from November 2010 to October 2013, final payment due at maturity. The Company renegotiated the note and paid down principal to $2.5 million in 2012 resulting in a reduced monthly principal payment of $11 with interest of 3% + one month LIBOR. (3.25% per annum at December 31, 2013). All other terms remain unchanged. The Company exercised its 12 month extension option on this note which extends the term to October 2014.	2,254	2,388

Secured loan facility by the Company’s insurance policy premiums and the lender being named a loss payee on the policy with interest at 2.65% and monthly payments of $83.	1,613	—

Capital leases	82	107

Total Notes Payable	$22,370	$39,416

Notes payable at December 31, 2013 are due in future years as follows (in thousands):

December 31,	2013
2014	$3,214
2015	653
2016	18,421
2017	—

Total	$22,288

Refer to note 7 for future payments on capital leases.

The interest cost associated with development and construction projects is capitalized and included in inventories. Interest capitalization ceases once a project is substantially complete or no longer under construction to prepare for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company’s weighted average cost of borrowed money. The Company capitalized $0.7 million and $0.7 million during the

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

years ended December 31, 2013 and 2012, respectively, of interest related to development and construction projects. Of this amount, $0.4 million and $0.6 million, respectively, is reflected in costs of home sales in the Consolidated Statement of Operations, for completed projects as of December 31, 2013 and 2012.

The note payable collateralized by deeds of trusts on the golf course property and improvements includes among other covenants, restrictions on certain financial ratios including maintaining a 1.25 to 1.0 fixed charge coverage ratio, for which the Company was in compliance at December 31, 2013.

To maintain compliance with the fixed charge ratio covenant, the Company entered into a Make-Well Agreement dated March 31, 2011, with the bank that allows the Company to provide cash transfers between non-guarantor entities and the guarantor golf course entity to increase the fixed charge coverage ratio to the required minimum level. In the event that the Company fails to provide such required funds to the guarantor entity within 60 days following the end of the quarterly period being measured, such event will constitute an event of Default. The Company made $0.7 million and $0.6 million in required Make-Well contributions for the years ended December 31, 2013 and 2012, respectively. The Company is in compliance with the covenants at December 31, 2013.

7. Commitments and Contingencies

Leases

The Company has an operating lease for office space at December 31, 2013. The Company entered into this office lease effective April 18, 2011. The office lease is for three years expiring April 30, 2014 with the option to extend twice for a total of 18 months. The Company has exercised its first 18 month option.

A schedule by year of minimum rental payments due under the operating lease as of December 31, 2013 as follows (in thousands):

Years ended December 31,
2014	$103
2015 (assumes option exercised)	125
2016 (assumes option exercised)	125

Total Minimum Rental Payment Obligations	$353

Rental expense for operating leases for the years ended December 31, 2013 and 2012 was $0.1 million and $0.1 million, respectively.

The Company also has four capital leases for golf course equipment as of December 31, 2013. The Company entered into these agreements effective November 15, 2011 and May 1, 2013. The leases are for a total of 36 months.

A schedule of the minimum rental payments due under the capital leases as of December 31, 2013 (in thousands):

Years ended December 31,
2014	$48
2015 (assumes $1 buyout option exercised)	23
2016	11

Principal payment obligations	82
Interest payments	8

Total Minimum Rental Payment Obligations	$90

Capital lease payments for the year ended December 31, 2013 were $86 thousand.

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

Management Fees

The Company entered into a Management Agreement (the “Management Agreement”) with a related party, DHNV, LLC (the “Manager”), to be provided services for day-to-day operations. These services include creating operating budgets, managing the financial department, serving as the human resource function and monitoring the Company’s compliance with all laws and regulations. In exchange for performing management services, the Company must pay the Manager $1.0 million per year, in equal monthly installments (the “Management Fee”). In addition to the Management Fee, the Company must pay the Manager a Performance Fee for each cash distribution made by the Company to its equity members, based on an escalating scale. The Company is responsible for reimbursing the Manager for any fees or costs incurred on the Company’s behalf. The agreement terminates the earlier of three years or on demand by either the Company or Manager by giving at least a 20 day notice.

For the years ended December 31, 2013 and 2012, the Company paid $1.0 million and $1.5 million, respectively, to the Manager which is included in general and administrative expenses on the Consolidated Statement of Operations. For the years ended December 31, 2013 and 2012 the Company did not pay performance distributions to equity members and therefore no Performance Fee was paid to the Manager.

8. Subsequent Events

On April 1, 2014, the Company sold substantially all of its assets to Century Communities, Inc. for a purchase price of approximately $165 million.

In accordance with ASC 855, Subsequent Events, management has evaluated subsequent events through April 7, 2014, the date at which the financial statements were available for issuance.

Las Vegas Land Holdings, LLC & Subsidiaries

Condensed Consolidated Balance Sheet

(in thousands)

	March 31, 2014	December 31, 2013
	(unaudited)
Assets
Cash and Cash Equivalents	$19,002	$10,213
Restricted cash	513	746
Inventories	79,767	79,303
Pro-shop inventory	204	185
Prepaid expenses	2,138	2,370
Land held for sale	674	674
Property, plant, and equipment—net	9,969	10,050
Other assets	327	284

Total Assets	$112,594	$103,825

Liabilities and Members’ Equity
Accounts payable	$2,177	$1,896
Deferred revenue	1,273	1,133
Non-refundable deposit on the sale of assets	5,000	—
Billings in excess of costs and estimated earnings on uncompleted contracts	82	422
Accrued liabilities	523	1,413
Accrued warranty liability	141	121
Notes payable and capital leases	22,139	22,370

Total Liabilities	31,335	27,355

Commitments and Contingencies (Note 7)

Members’ Equity	81,259	76,470

Total Liabilities and Members’ Equity	$112,594	$103,825

Las Vegas Land Holdings, LLC & Subsidiaries

Condensed Consolidated Statement of Operations

(unaudited, in thousands)

	Three months ended March 31,
	2014	2013
Revenues
Home sales	$14,972	$13,630
Golf course operations	2,262	2,068
Raw land sales	233	—
Management fee	142	137

Total Operating Revenues	17,609	15,835

Costs and Expenses
Construction and land costs	8,526	9,117
Cost of golf course operations	1,672	1,766
Selling expenses	878	861
General and administrative	1,474	881
Cost of raw land sales	117	81
Depreciation	182	173
Cost of management operations	119	123
Loss on disposal of fixed assets	2	—

Total Costs and Expenses	12,970	13,002

Operating Income	4,639	2,833

Other (Expense) Income
Interest expense—net of capitalized interest	(34)	(1)
Reorganization (expense) income	(75)	(63)
Interest income	—	1
Other income (expense)	(11)	—

Total Other Expense	(120)	(63)

Net Income	$4,519	$2,770

Las Vegas Land Holdings, LLC & Subsidiaries

Condensed Consolidated Statement of Cash Flows

(unaudited, in thousands)

	Three months ended March 31,
	2014	2013
Cash Flows From Operating Activities
Net Income	$4,519	$2,770
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	182	173
Loss on disposal of fixed assets	2	—
Amortization of loan fees	—	16
Changes in operating assets and liabilities:
Inventories	(464)	2,229
Pro-shop inventory	(19)	(74)
Prepaid expenses	232	220
Land held for sale	—	(36)
Other assets	(43)	(273)
Accounts payable	281	(1,346)
Deferred revenue	140	434
Billings in excess of costs and estimated earnings on uncompleted contracts	(340)	—
Accrued liabilities	(890)	(350)
Accrued warranty liability	20	23

Net cash provided by operating activities	3,620	3,786

Cash Flows From Investing Activities
Decrease (increase) in restricted cash	233	(82)
Purchase of property and equipment	(103)	(7)
Non-refundable deposit on the sale of assets	5,000	—

Net cash provided by (used in) investing activities	5,130	(89)

Cash Flows From Financing Activities
Repayments of notes payable and capital leases	(288)	(2,050)
New financing secured—Kubota Leasing	57	—
Distribution returned from Shareholders	270	—

Net cash provided by (used in) financing activities	39	(2,050)

Net Increase in Cash and Cash Equivalents	8,789	1,647
Cash and Cash Equivalents, beginning of period	10,213	9,448

Cash and Cash Equivalents, end of period	$19,002	$11,095

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest—net of capitalized interest	$149	$228
Non-Cash Financing Transaction
Equipment and property purchased with capital leases	57	—

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Condensed Consolidated Financial Statements

March 31, 2014

(unaudited)

1. Nature of Business and Significant Accounting Policies

Nature of Business

Las Vegas Land Holdings, LLC (and together with its subsidiaries, “LVLH” or the “Company”) was incorporated in the State of Delaware on January 15, 2010. The Company is a Delaware limited liability company with an infinite life that was formed to acquire substantially all of the assets of the Rhodes Company, LLC and its affiliates (the “Predecessor”) pursuant to their plan of reorganization under Chapter 11 of Title II of the United States Code (the “Bankruptcy Code”). LVLH organizes various limited and general partnerships and limited liability corporations to acquire, develop, improve, and construct residential homes, operate a golf course in two of the developments, and purchase and sell real property. Presently most of the Company’s development is in Las Vegas, Nevada and the surrounding areas.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Interim Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of its financial position and results of operations. Interim results of operations are not necessarily indicative of the results that may be achieved for the full year. The financial statements and related notes do not include all information and footnotes required by U.S. generally accepted accounting principles for annual reports.

Asset Purchase Agreement

The Company entered into an Asset Purchase Agreement executed on March 9, 2014 to sell substantially all of the assets of the Company, and received a $5,000,000 non-refundable deposit from the acquirer on March 10, 2014 to be credited against the purchase price.

Accounting Policies and Principles of Consolidation

A description of the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the year ended December 31, 2013. The consolidated financial statements include the accounts of Las Vegas Land Holdings, LLC and its wholly-owned subsidiaries. All intercompany accounts have been eliminated.

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Condensed Consolidated Financial Statements

March 31, 2014

(unaudited)

2. Inventories

Inventories as of March 31, 2014 and December 31, 2013 consist of the following (in thousands):

	March 31, 2014	December 31, 2013
Land held for future development	$54,440	$56,145
Cost of land development and common elements & amenities	18,562	16,605
Homes under construction	4,571	4,363
Cost of Model Homes	2,194	2,190

Total Inventories	$79,767	$79,303

The Company determined that its non-core, commercial inventory holdings were not impaired for the periods ended March 31, 2014 and 2013.

3. Property, Plant and Equipment

Property and equipment at March 31, 2014 and December 31, 2013 are summarized as follows (in thousands):

	March 31, 2014	December 31, 2013
Golf course land	$4,383	$4,383
Golf course improvements	6,911	6,864
Golf course equipment	651	603
Model home furnishings	350	350
Office equipment	180	180
Buildings and improvements	51	49
Construction equipment	7	7

Total	12,533	12,436
Less accumulated depreciation	(2,564)	(2,386)

Property, Plant and Equipment—net	$9,969	$10,050

Depreciation expense for the quarter ended March 31, 2014 and 2013 were $182,247 and $173,101, respectively.

Golf course capital leases as of March 31, 2014 and December 31, 2013 totaling $281,753 and $219,208, respectively, are included in golf course equipment.

4. Other Assets

Other assets as of March 31, 2014 and December 31, 2013 consist of the following (in thousands):

	March 31, 2014	December 31, 2013
Refundable deposits	$28	$28
Rebates and other receivables, net of allowance of $24 and $0	224	104
Litigation trust receivable, net of allowance of $17 and $17	75	60
Golf event deposits		83
Tax refund receivable		9

Total Other Assets	$327	$284

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Condensed Consolidated Financial Statements

March 31, 2014

(unaudited)

5. Billings in Excess of Costs and Estimated Earnings on Incomplete Contracts

Following is a summary of contracts in progress at March 31, 2014 and December 31, 2013 (in thousands):

	March 31, 2014	December 31, 2013
Costs incurred on uncompleted contracts	$399	$282
Estimated earnings	619	396

Total	1,018	678
Less: Billings to date	1,100	1,100

Total	(82)	(422)
These amounts are included in accompanying consolidated balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—
Billings in excess of costs and estimated earnings on uncompleted contracts	$(82)	$(422)

6. Notes Payable and Capital Leases

Notes payable at March 31, 2014 and December 31, 2013 consist of the following (in thousands):

	March 31, 2014	December 31, 2013

Secured loan facility collateralized by deeds of trusts on the related inventories, with interest at LIBOR (.1549% and .2481% at March 31, 2014 and December 31, 2013, respectively), plus 5.00% per annum, and maturity date of March 31, 2016. The LIBOR portion of the interest must be paid in cash and the 5.00% portion may be paid in kind and added to the balance of the note. The LIBOR rate shall not exceed 2.00% per annum. The Company also has a cash payment option to this note which it can elect on a quarterly basis. The rate for the cash pay election is LIBOR plus 2.00%. The Company elected the cash pay option in the fourth quarter of 2011 and continued that election through March 31, 2014. The secured loan facility calls for principal payments to be made when the company reaches greater than $15 million in unrestricted Cash and Cash Equivalents as of the last day of the immediately preceding quarter.

	$18,421	$18,421

Notes payable collateralized by deeds of trusts on the golf course property and improvements, with interest at 5.28% per annum, monthly principal and interest payments of $27 thousand from November 2010 to October 2013, final payment due at maturity. The Company renegotiated the note and paid down principal to $2.5 million in 2012 resulting in a reduced monthly principal payment of $11 thousand with interest of 3% + LIBOR one month rate. (3.25% per annum at December 31, 2013). All other terms remain unchanged. The Company exercised its 12 month extension option on this note which extended the term to October, 2014.

	2,221	2,254

Secured loan facility by the Company’s insurance policy premiums and the lender being named a loss payee on the policy with interest at 2.65% and monthly payments of $83 thousand.	1,376	1,613

Capital leases	121	82

Total Notes Payable and Capital Leases	$22,139	$22,370

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Condensed Consolidated Financial Statements

March 31, 2014

(unaudited)

Notes payable at March 31, 2014 are due in future years as follows (in thousands):

2014	$2,944
2015	653
2016	18,421
2017	—

Total	$22,018

The interest cost associated with development and construction projects is capitalized and included in inventories. Interest capitalization ceases once a project is substantially complete or no longer under construction to prepare for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company’s weighted average cost of borrowed money. The Company capitalized $114,868 and $243,620 during the quarter ended March 31, 2014 and 2013, respectively, of interest related to development and construction projects. Of this amount, $87,911 and $114,711, respectively, is reflected in costs of home sales in the consolidated statement of operations, for completed projects during the quarters ended March 31, 2014 and 2013 respectively.

The note payable collateralized by deeds of trusts on the golf course property and improvements includes among other covenants, restrictions on certain financial ratios including maintaining a 1.25 to 1.0 fixed charge coverage ratio, for which the Company was in compliance at March 31, 2014 and December 31, 2013.

To maintain compliance with the fixed charge ratio covenant, the Company entered into a Make-Well Agreement dated March 31, 2011, with the bank that allows the Company to provide cash transfers between non-guarantor entities and the guarantor golf course entity to increase the fixed charge coverage ratio to the required minimum level. In the event that the Company fails to provide such required funds to the guarantor entity within 60 days following the end of the quarterly period being measured, such event will constitute an event of default. The Company made $0 and $91,000 in required make-well contributions for the quarter ended March 31, 2014 and 2013, respectively.

7. Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

8. Management Fees

The Company entered into a Management Agreement (the “Management Agreement”) with DNHV, LLC (the “Manager”) to be provided services for day-to-day operations. These services include creating operating budgets, managing the financial department, serving as the human resource function and monitoring the Company’s compliance with all laws and regulations. In exchange for performing management services, the Company must pay the Manager $1,000,000 per year, in equal monthly installments (the “Management Fee”). In addition to the Management Fee, the Company must pay the Manager a performance fee for each cash distribution made by the Company to its equity members, based on an escalating scale. The Company is responsible for reimbursing the Manager for any fees or costs incurred on the Company’s behalf. The agreement terminates the earlier of three years or on demand by either the Company or Manager by giving at least a 20 day notice.

Las Vegas Land Holdings, LLC & Subsidiaries

Notes to Condensed Consolidated Financial Statements

March 31, 2014

(unaudited)

For the quarters ended March 31, 2014 and 2013, the Company paid $540,516 and $279,604 respectively, to the Manager which is included in general and administrative expenses on the Consolidated Statement of Operations. For the quarter ended March 31, 2014 and 2013 the Company did not pay distributions to equity members and therefore no performance fee was paid to the Manager.

9. Subsequent Events

On April 1, 2014, the Company sold substantially all of its assets and certain liabilities to Century Communities, Inc. for approximately $165 million in proceeds.

In accordance with ASC 855, Subsequent Events, management has evaluated subsequent events through May 29, 2014, the date at which the financial statements were available for issuance.

Century Communities, Inc.

Unaudited Pro Forma Condensed Consolidated Financial Statements

As of and for the Three Months Ended March 31, 2014 and for the Year Ended December 31, 2013

On April 1, 2014, we purchased substantially all of the assets of Las Vegas Land Holdings, LLC and its subsidiaries (collectively, “LVLH”), a homebuilder with operations in Las Vegas, Nevada, for a purchase price of approximately $165 million (which we refer to as the “LVLH Acquisition”). LVLH targets first-time, second-time move-up, second home and active adult buyers, with houses typically ranging from $215,000 to $500,000. The acquired assets consist of five single-family communities in the greater Las Vegas, Nevada metropolitan area, two fully operational golf courses, three custom home lots, and two 1-acre commercial plots. LVLH was actively selling homes in three of these communities. The assets and liabilities which were not acquired primarily consist of cash and cash equivalents, certain prepaid expenses and other assets, certain accounts payables and accrued expenses, restricted cash, and certain debt obligations.

The transaction will be accounted for as a business combination in accordance with the Company’s accounting policies with the acquired assets and assumed liabilities recorded at their estimated fair values as of April 1, 2014. The following unaudited pro forma condensed financial information and explanatory notes, presents the pro forma impact of the LVLH Acquisition on the Company’s historical financial position as of March 31, 2014 and our historical results of operations for the three months ended March 31, 2014 and the year ended December 31, 2013.

We derived the unaudited pro forma condensed financial information set forth below by the application of pro forma adjustments to the audited and unaudited consolidated financial statements for the Company and LVLH, included elsewhere in this prospectus. The Company’s and LVLH’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed financial statements to give effect to pro forma events that are (1) directly attributable to the acquisition; (2) factually supportable; and (3) with respect to the pro forma statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed balance sheet as of March 31, 2014 is presented to reflect the acquisition as if it had occurred on March 31, 2014. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013 gives pro forma effect to the LVLH Acquisition, as if the acquisition had been completed on January 1, 2013.

The unaudited pro forma condensed financial information reflects pro forma adjustments that are described in the accompanying explanatory notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed financial information.

The unaudited pro forma condensed financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the acquisition of LVLH been consummated on the dates indicated, and do not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. You should read our unaudited pro forma condensed financial information and the accompanying explanatory notes in conjunction with the consolidated historical financial statements and related notes included elsewhere in this prospectus. Certain amounts in the historical consolidated financial statements of LVLH have been reclassified to conform to the Company’s presentation. These include presentation of pro shop inventory, prepaid assets, land held for sale, and other assets within prepaid expenses and other assets, as well as deferred revenue, billings in excess of collections, accrued liabilities and warranty accrual within accrued and other expenses on the unaudited pro forma condensed balance sheet. On the unaudited pro forma condensed consolidated statements of operations, selling expenses, general and administrative, and depreciation are included in selling, general and administrative. Additionally, reorganization expenses have been included in other income (expense).

Century Communities, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2014

(in thousands)

	Historical Century Communities, Inc.	Historical Las Vegas Land Holdings, LLC	Pro Forma Adjustments		Century Communities, Inc. Pro Forma
Assets
Cash and cash equivalents	$185,134	$19,002	$(165,000	)(a)	$20,134
			(19,002	)(b)
Restricted cash	—	513	(513	)(b)	—
Accounts receivable	7,409	—	—		7,409
Inventories	197,014	79,767	58,492	(a)	335,273
Prepaid expenses and other assets	15,208	3,343	(75	)(b)	18,476
Property and equipment, net	3,284	9,969	(1,345	)(a)	11,908
Amortizable intangible assets, net	1,545	—	2,899	(a)	4,444
Goodwill	479	—	17,434	(a)	17,913

Total Assets	$410,073	$112,594	$(107,110)		$415,557

Liabilities and Equity
Liabilities
Accounts payable	$7,414	$2,177	$(100	)(b)	$9,491
Accrued expenses and other liabilities	26,258	7,019	(5,112	)(b)	28,165
Deferred tax liability, net	681	—	—		681
Notes payable and revolving loan agreement	100,500	22,139	(20,639	)(b)	102,000

Total liabilities	134,853	31,335	(25,851)		140,337

Equity
Total Equity	275,220	81,259	(87,520	)(a)	275,220
			6,261	(b)

Total Liabilities and Equity	$410,073	$112,594	$(107,110)		$415,557

The accompanying notes are an integral part of these pro forma financial statements.

Century Communities, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended March 31, 2014

(in thousands, except share and per share amounts)

	Historical Century Communities, Inc.	Historical Las Vegas Land Holdings, LLC	Pro Forma Adjustments		Century Communities, Inc. Pro Forma
Home sales revenues	$49,671	$14,972	—		$64,643
Land sale revenues	—	233	—		233

Total Home and land sale revenues	49,671	15,205	—		64,876
Cost of home sale revenues	37,274	8,526	2,286	(c)	48,086
Cost of land sale revenues	—	117	—		117

Total cost of home and land sale revenues	37,274	8,643	2,286		48,203
Gross margin from home and land sales	12,397	6,562	(2,286)		16,673

Golf course and other revenue	—	2,404	—		2,404
Cost of golf course and other revenue	—	1,690	—		1,690

Gross margin from golf course and other revenue	—	714	—		714

Selling general and administrative	7,003	2,637	175	(a)	9,815

Operating income	5,394	4,639	(2,461)		7,572

Other income (expense)	(198)	(120)	—		(318)

Income before tax expense	5,196	4,519	(2,461)		7,254
Income tax expense	1,819	—	720	(d)	2,539

Consolidated net income	3,377	4,519	(3,181)		4,715

Basic and diluted earnings per share	$0.20			(e)	$0.27

Basic and diluted weighted average common shares	17,075,000				17,075,000

The accompanying notes are an integral part of these pro forma financial statements.

Century Communities, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2013

(in thousands, except share and per share amounts)

	Historical Century Communities, Inc.	Historical Las Vegas Land Holdings, LLC	Pro Forma Adjustments	Century Communities, Inc. Pro Forma
Home sales revenues	$171,133	$74,253	—	$245,386
Land sale revenues	—	1,272	—	1,272

Total Home and land sale revenues	171,133	75,525	—	246,658
Cost of home sale revenues	129,651	45,950	11,295 (c)	186,896
Cost of land sale revenues	—	593	—	593

Total cost of home and land sale revenues	129,651	46,543	11,295	187,489
Gross margin from home and land sales	41,482	28,982	(11,295)	59,169

Golf course and other revenue	—	8,172	—	8,172
Cost of golf course and other revenue	—	8,271	—	8,271

Gross margin from golf course and other revenue	—	(99)	—	(99)

Selling general and administrative	23,622	9,629	700 (a)	33,951

Operating income	17,860	19,254	(11,995)	25,119

Other income (expense)	213	(416)	—	(203)

Income before tax expense	18,073	18,838	(11,995)	24,916
Income tax expense	5,015	—	2,395 (d)	7,410
Deferred taxes on conversion to a corporation	627	—	—	627

Consolidated net income	12,431	18,838	(14,390)	16,879

Net income attributable to the noncontrolling interests	52	—	—	52
Income attributable to common stockholders	$12,379	$18,838	$(14,390)	$16,827
Basic and diluted earnings per share	$0.95		(e)	$1.30

Basic and diluted weighted average common shares	12,873,562			12,873,562

The accompanying notes are an integral part of these pro forma financial statements.

Century Communities, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(in thousands)

The following pro forma adjustments are required to reflect the net impact of the LVLH Acquisition on the historical consolidated financial statements of the Company as of and for the three months ended March 31, 2014 and for the year ended December 31, 2013:

(a) Assets Acquired and Liabilities Assumed

We acquired substantially all the assets and assumed certain liabilities of LVLH for a purchase price of approximately $165,000, which was paid in cash on April 1, 2014. The purchase price was funded with available cash and cash equivalents and additional borrowings of $99,000 from our revolving loan agreement.

The following is a summary of the assets acquired and the liabilities assumed in the LVLH Acquisition. We have made an estimate of the fair value of the acquired assets and assumed liabilities based on information currently available to us. We acquired certain intangible assets, including, a non-solicitation agreement, architectural plans and certain in place contracts. Once we finalize our valuation analysis, assumptions utilized to estimate fair value may change and accordingly our estimated allocation may change.

Based upon our preliminary estimates of the fair value of the assets acquired and the liabilities assumed, we have recorded the following pro forma adjustments:

	Estimated Fair Value as of April 1, 2014	Historical balance as of March 31, 2014	Pro forma adjustment
Inventories	$138,259	$79,767	$58,492
Prepaid expenses and other assets	3,268	3,268	—
Property and equipment	8,624	9,969	(1,345)
Amortizable intangible assets	2,899	—	2,899
Goodwill	17,434	—	17,434

Total assets	$170,484	$93,004	$77,480

Accounts payable	$2,077	$2,077	$—
Accrued expenses and other liabilities	1,907	1,907	—
Notes payable and revolving loan agreement	1,500	1,500	—

Total liabilities	$5,484	$5,484	$—

Purchase price/Net equity	$165,000	$87,520	$77,480

The fair value of the assets acquired and liabilities assumed outlined above were estimated based on the following methodology.

Inventories

We determined the preliminary estimate of fair value for acquired inventories primarily using a forecasted cash flow approach for the development, marketing, and sale of each community acquired. Significant assumptions included in our estimate include future per lot development costs, construction timeline, construction and overhead costs, mix of products sold in each community as well as average sales price, sales incentives and cancellation rates. These assumptions were developed from the historical performance of the

Century Communities, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(in thousands)

communities, and cost estimates and other information obtained during our due diligence procedures. Such assumptions are made for each individual community and may vary significantly between communities. To a lesser extent we also utilized comparable sales of land inventory within the greater Las Vegas market as well as broker opinions of value for certain parcels acquired as inputs into our preliminary estimate of fair value. Due to the preliminary nature of these estimates combined with uncertainties in the estimation process and the significant volatility in demand for new housing, actual results could differ significantly from such estimates.

Prepaid expenses and other assets

Acquired prepaid expenses and other assets primarily consist of (1) prepaid insurance (2) land held for sale and (3) pro shop inventory. Due to the short-term nature of these assets we believe that the historical carrying cost approximates fair value.

Property and equipment

Acquired property and equipment is primarily comprised of two golf courses acquired (Rhodes Ranch Golf Course, and Tuscany Golf Club) and various office related fixed assets including leasehold improvements. The fair value of the golf courses was estimated based on applying a market based earnings multiple to actual historical earnings of each course. We determined that historical cost for office related fixed assets including leasehold improvements approximated fair value.

Amortizable intangible assets and liabilities

Acquired intangible assets and liabilities consist of home plans, a non-solicitation agreement, and cell phone tower leases. Our methodology for estimating the fair value of the intangible assets and liabilities is discussed below.

Home plans: We acquired eight home plans which were valued using a replacement cost approach, which resulted in an estimated fair value of $0.3 million.

Non-solicitation agreement: The non-solicitation agreement acquired was valued using a with and with-out approach which estimates the impact on future cash flows with and with-out the non-solicitation agreement. The difference between the projected cash flows is then discounted in order to estimate the fair value of the agreement. We estimated a fair value of $1.2 million for the non-solicitation agreement.

Acquired cell phone tower leases: The fair value of the acquired cell phone tower leases was estimated utilizing a discounted cash flow approach, which resulted in an estimated fair value of $1.4 million.

The intangible assets and liabilities will be amortized over their respective lives, which range from 9 months to 21 years. As a result we have made a pro forma adjustment to selling, general and administrative expense in the pro forma statement of operations for the three months ended March 31, 2014 and the year ended December 31, 2013 totaling $175 and $700, respectively, for the amortization of the intangibles.

Goodwill

Goodwill of $17,913 represents the excess of the consideration exchanged over the fair value of the net tangible and intangible assets acquired.

Accounts payable/Accrued expenses and other liabilities

We determined that historical cost approximates fair value for the acquired accounts payable and accrued expenses and other liabilities primarily due to the short term nature of these obligations.

Century Communities, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(in thousands)

Notes payable and revolving loan agreement

The acquired debt obligations were originated in the fourth quarter of 2013, and we believe that the interest rate at the time of origination approximates current market rates for similar obligations. Accordingly, the historical cost of the acquired obligations approximates fair value.

Transaction Costs

We estimate that our expenses for this transaction will be approximately $0.8 million, of which approximately $0.4 million are reflected as an expense in the three months ended March 31, 2014, and $0.4 million will be reflected in our consolidated financial statements for the three months ended June 30, 2014, respectively, the periods the expenses were incurred. These costs include fees for real estate transfer taxes, legal, accounting, due diligence, and other services necessary to complete the transaction. The estimated expenses have not been reflected in the pro forma financial statements due to the amounts being non-recurring and not material overall.

(b) Assets Not Acquired and Liabilities Not Assumed

In connection with the purchase, we did not acquire certain assets which primarily consist of cash and cash equivalents, restricted cash, certain prepaid expenses and other assets, certain accounts payables and accrued expenses and other liabilities, or assuming certain debt obligations. We have recorded pro forma adjustments to remove the historical balances as of March 31, 2014, which are $19,002 in cash and cash equivalents, $513 in restricted cash, $75 in prepaid expenses and other assets, $100 of accounts payable, $5,112 in accrued expenses and other liabilities, and $20,639 of debt obligations, which have a net impact on net equity of $6,261.

(c) Cost of Homes Sales Revenue

As noted in pro forma adjustment (a) above, the inventories purchased in the LVLH Acquisition were recognized at their estimated fair value as of the acquisition date. As a result, the historical cost of home sales revenue for LVLH for the year ended December 31, 2013, which resulted in a gross margin of 38%, also requires a pro forma adjustment to reflect this increase in pro forma inventory cost. The pro forma adjustment to cost of home sales revenue is estimated to be additional expense of $11,295. The historical cost of home sales revenue for LVLH for the three months ended March 31, 2014 resulted in a gross margin of 43% and requires a pro forma adjustment of $2,286 to cost of home sales revenue to reflect the increase in inventory cost.

The pro forma adjustments were determined for all the lots as of January 1, 2013, including the 256 and 49 lots that were delivered by LVLH during the year ended December 31, 2013, and the quarter ended March 31, 2014, respectively, in accordance with ASC 820-10-55-21(f). Accordingly, we applied pro forma adjustments to LVLH historical costs based upon an average of the estimated lot value per community and the stage of production of the lots as of January 1, 2013, such that the pro forma increase to inventory and cost of home sales results in an expected gross margin that we believe a market participant would require to complete the remaining development and requisite selling efforts. The stage of production, as of January 1, 2013, of the lots delivered by LVLH during the periods presented, ranged from raw land to fully completed single family residences. We estimated a market participant would require a gross margin ranging from 8% to 24% based upon the stage of production of the individual lot.

(d) Income Tax Expense

We have recorded a pro forma adjustment to increase current income tax expense by $2,395 for the year ended December 31, 2013 and $720 for the three months ended March 31, 2014. The adjustment is based upon the net pro forma impact the LVLH Acquisition has upon our historical taxable income for the period presented using the statutory federal and state income tax rate of 35%.

Century Communities, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(in thousands)

(e) Earnings Per Share

Pro-forma basic and diluted net income per share for the three months ended March 31, 2014 and the year ended December 31, 2013 gives effect to pro forma adjustments discussed above, as well as the application of the two-class method of calculating earnings per share, as our non-vested restricted stock awards have non-forfeitable rights to dividends, and accordingly represent a participating security. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period (in thousands except share and per share amounts).

	Three Months Ended	Year Ended
	March 31, 2014	December 31, 2013
Pro-forma net income	$4,715	$16,879
Less: Net income attributable to the non-controlling interest	—	(52)
Less: Undistributed earnings allocated to participating securities	(52)	(132)

Numerator for basic and diluted pro-forma EPS	$4,663	$16,695
Pro-forma weighted average shares	17,075,000	12,873,562
Pro-forma basic and diluted EPS	$0.27	$1.30

CENTURY COMMUNITIES

         Shares

Common Stock

PROSPECTUS

                    , 2014

Joint Book-Running Managers

FBR	J.P. Morgan	Deutsche Bank Securities

Co-Managers

Zelman Partners LLC	Builder Advisor Group, LLC

Until                     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

             Shares

CENTURY COMMUNITIES, INC.

Common Stock

This prospectus relates solely to the resale of up to an aggregate of              shares of our common stock, $0.01 par value per share, by the selling stockholders identified in this prospectus (which term as used in this prospectus includes pledgees, donees, transferees or other successors-in-interest). We are registering the offer and sale of the shares of our common stock, which were acquired by the selling stockholders in our May 2013 private offering and private placement.

The selling stockholders may offer the shares of our common stock from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The prices at which the selling stockholders may sell the shares of our common stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties. Until our shares of our common stock are regularly traded on the New York Stock Exchange, we expect that the selling stockholders initially will sell their shares, if any shares are sold, at a price of $         per share, which is the initial public offering price per share in our initial public offering.

We will not receive any of the proceeds from the sale of these shares of our common stock by the selling stockholders. We have agreed to pay all expenses relating to registering these shares of our common stock. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock.

Prior to the date of this prospectus, there was not a public market for our shares. Because all of the shares offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.

We have applied to list the shares of our common stock on the New York Stock Exchange under the symbol “CCS.”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, under the federal securities laws and are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    , 2014.

Alternate Page for Selling Stockholders Resale Prospectus - front cover

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We and the selling stockholders have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate as of any date other than the respective dates of such documents or as of the date or dates which are specified therein. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Summary	1
Risk Factors
Cautionary Note Concerning Forward-Looking Statements
Use of Proceeds	3
Dividend Policy
Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market Opportunity
Our Business	4
Management
Executive and Director Compensation
Certain Relationships and Related Party Transactions
Conflicts of Interest
Principal Stockholders
Selling Stockholders	5
Description of Capital Stock	7
Shares Eligible For Future Sale	9
Certain Material Federal Income Tax Considerations
Plan of Distribution	10
Legal Matters	12
Change in Accountants
Experts
Where you can find more information
Index to Consolidated Financial Statements	F-1

Alternate Page for Selling Stockholders Resale Prospectus - i

SUMMARY

Recent Developments

Initial Public Offering

We are planning to sell our common stock in the IPO, and expect to receive net proceeds from the IPO of approximately $         million (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of the IPO prospectus), or approximately $         million if the underwriters of the IPO exercise in full their over-allotment option to purchase up to              additional shares of our common stock in the IPO, after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $         million payable by us. We intend to use the net proceeds from the IPO primarily for the acquisition and development of land, home construction and other related purposes.

Alternative Sections for Selling Stockholders Resale Prospectus - 1

The Offering

Common Stock Offered by the Selling Stockholders in this Offering	shares

Common Stock Offered by Us in the IPO	shares (plus up to additional shares of our common stock that the underwriters of the IPO have an option to purchase from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any)

Common Stock to be Outstanding Immediately After the IPO	shares(1)

Use of Proceeds	We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders pursuant to this prospectus.

Dividend Policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. See “Dividend Policy.”

New York Stock Exchange Symbol	We have applied to list the shares of our common stock on the New York Stock Exchange under the symbol “CCS.”

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 21.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of the IPO of their over-allotment option to purchase additional shares of our common stock in the IPO.

(1)	Assumes the IPO has been completed and excludes (i) 1,468,413 shares of our common stock reserved for future issuance in connection with awards under our First Amended & Restated 2013 Long-Term Incentive Plan; and (ii) up to shares of our common stock issuable upon the exercise in full by the underwriters of the IPO of their over-allotment option to purchase additional shares of our common stock in the IPO.

Alternative Sections for Selling Stockholders Resale Prospectus - 2

USE OF PROCEEDS

We are registering these shares of our common stock for resale by the selling stockholders. We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders pursuant to this prospectus. The net proceeds from the sale of the shares of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

Alternative Sections for Selling Stockholders Resale Prospectus - 3

OUR BUSINESS

Recent Developments

Initial Public Offering

We are planning to sell our common stock in the IPO, and expect to receive net proceeds from the IPO of approximately $         million (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of the IPO prospectus), or approximately $         million if the underwriters of the IPO exercise in full their over-allotment option to purchase up to              additional shares of our common stock in the IPO, after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $         million payable by us. We intend to use the net proceeds from the IPO primarily for the acquisition and development of land, home construction and other related purposes.

Alternative Sections for Selling Stockholders Resale Prospectus - 4

SELLING STOCKHOLDERS

The selling stockholders listed in the table below may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock that they respectively beneficially own as set forth below. When we refer to “selling stockholders” in this prospectus, we mean the persons and entities listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

In accordance with SEC rules, the beneficial ownership of each of the selling stockholders includes:

•	all shares the selling stockholder actually owns beneficially or of record;

•	all shares over which the selling stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the selling stockholder has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days or warrants that are immediately exercisable or exercisable within 60 days). The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the selling stockholder holding those options but are not treated as if they were outstanding for purposes of computing percentage ownership of any other person or entity.

Certain of the selling stockholders may be deemed to be underwriters as defined in the Securities Act. Any profits realized by the selling stockholders may be deemed to be underwriting commissions.

The following table sets forth, as of the date of this prospectus, the name of each selling stockholder for whom we are registering shares for resale to the public, and the number of shares that each selling stockholder may offer pursuant to this prospectus. The shares offered by the selling stockholders were originally issued and sold by us in our May 2013 private offering and private placement pursuant to exemptions from the registration requirements of the Securities Act. We agreed to file a registration statement covering the shares of our common stock received by the selling stockholders. We have filed with the SEC, under the Securities Act, a Registration Statement on Form S-l with respect to the resale of the shares of our common stock from time to time by the selling stockholders, and this prospectus forms a part of that registration statement.

We have been advised that, as noted below in the footnotes to the table,              of the selling stockholders are affiliates of broker-dealers. We have been advised that each such selling stockholder purchased shares of common stock in the ordinary course of business, not for resale, and that no such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute shares of our common stock. All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness of the registration statement of which this prospectus forms a part.

Alternative Sections for Selling Stockholders Resale Prospectus - 5

Except as noted below in the footnotes to the table, none of the selling stockholders have, or have had since our inception, any position, office or other material relationship with us or any of our affiliates. Based on information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares Owned After the Offering.” We cannot advise as to whether the selling stockholders will in fact sell any or all of such shares. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

Name of Selling Stockholder	Number of Shares of Our Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Our Common Stock that May be Sold	Number of Shares of Our Common Stock Beneficially Owned After the Offering

(1)
(2)

Alternative Sections for Selling Stockholders Resale Prospectus - 6

DESCRIPTION OF CAPITAL STOCK

Registration Rights Agreement

In connection with our May 2013 private offering and private placement of our common stock, we entered into a registration rights agreement with FBR Capital Markets & Co., as the initial purchaser and placement agent, acting for itself and for the benefit of the purchasers of our common stock in our May 2013 private offering and private placement.

Under the registration rights agreement, we agreed, at our expense, to use our commercially reasonable efforts to file with the SEC as soon as reasonably practicable following the completion of the May 2013 private offering and private placement, but in no event later than December 31, 2013, a shelf registration statement registering for resale all of the shares of our common stock sold in our May 2013 private offering and private placement that were not sold by the selling stockholders in the IPO (which we refer to as the “registrable shares”), plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. We refer to this registration statement as the “resale shelf registration statement.” We are obligated to use our commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC under the Securities Act as promptly as practicable after the filing (such time of effectiveness may be deferred until up to 60 days after completion of the IPO), but in any event prior to June 30, 2014, and to maintain the resale shelf registration statement continuously effective under the Securities Act, subject to certain permitted blackout periods, until the first to occur of:

•	the date on which the registrable shares covered by the resale shelf registration statement have been resold in accordance with the resale shelf registration statement;

•	the date on which the registrable shares covered by the resale shelf registration statement have been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act; and

•	the date on which the registrable shares covered by the resale shelf registration statement have been sold to us or cease to be outstanding.

We have filed with the SEC a registration statement on Form S-1 for the IPO and for the resale of the registrable shares that are not sold by the selling stockholders in the IPO, and this prospectus forms a part of that registration statement, which is considered the resale shelf registration statement.

In addition, pursuant to the registration rights agreement, if the SEC declares the resale shelf registration statement effective on or before June 30, 2014, then we will pay each of Dale Francescon and Robert Francescon, if he is then employed by us, a cash bonus of $250,000. Each of Dale Francescon and Robert Francescon should earn this bonus upon completion of this offering.

However, if, prior to June 30, 2014, the resale shelf registration statement has not been declared effective by the SEC or our common stock has not been listed for trading on a national securities exchange, then the registration rights agreement and our bylaws require that we hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed (which we refer to as a “special election meeting”), unless the requirement is waived or deferred in accordance with the registration rights agreement and our bylaws. This requirement for a special meeting should no longer be applicable upon the effectiveness of the registration statement of which this prospectus forms a part.

Each of the selling stockholders has agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of any shares of our common stock for      days after the date of this prospectus. We have agreed not to waive or otherwise modify that agreement without the prior written consent of the representatives of the underwriters.

Alternative Sections for Selling Stockholders Resale Prospectus - 7

We have agreed to indemnify the selling stockholders for certain violations of federal or state securities laws in connection with any registration statement in which the selling stockholders sell their shares of our common stock pursuant to these registration rights.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Alternative Sections for Selling Stockholders Resale Prospectus - 8

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of the IPO, as a result of the issuance of              shares in the IPO, there will be shares of our common stock issued and outstanding (             shares if the underwriters of the IPO exercise in full their over-allotment option to purchase              additional shares of our common stock in the IPO).

Of the total number of shares of our common stock to be issued and outstanding upon completion of the IPO:

•	shares are being offered and sold in the IPO ( shares if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in the IPO). These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to the volume limitations and other restrictions of Rule 144 described below;

•	shares may be resold by the selling stockholders identified in this prospectus. These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares held or acquired by our affiliates will be subject to the volume limitations and other restrictions of Rule 144 described below. In addition, these shares are subject to a lock-up agreement for days after the date of this prospectus (or days in the case of any such shares held by our officers and directors); and

•	the remaining shares have not been registered and may be “restricted” securities within the meaning of Rule 144. These shares may not be sold unless they are registered under the Securities Act or the restrictions under Rule 144 have lapsed or another exemption from registration is available. In addition, these shares are subject to lock-up agreements for 60 days after the date of this prospectus (or 180 days in the case of any such shares held by our officers and directors).

Prior to the IPO, there has been no public market for shares of our common stock. Although we have applied to list the shares of our common stock on the New York Stock Exchange under the symbol “CCS,” an active trading market for the shares of our common stock may never develop or if one develops, it may not be sustained following the IPO. No assurance can be given as to the likelihood that an active trading market for our common stock will develop, the liquidity of any such market, the ability of our stockholders to sell their shares or the prices that our stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock.”

Alternative Sections for Selling Stockholders Resale Prospectus - 9

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchase of shares to be made directly or through agents.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may occur at fixed prices, at negotiated prices, at market prices prevailing at the time of sale, or at prices related to prevailing market prices. Until our shares of our common stock are regularly traded on the New York Stock Exchange, we expect that the selling stockholders initially will sell their shares, if any shares are sold, at a price of $         per share, which is the initial public offering price per share in our initial public offering. The selling stockholders may use any one or more of the following methods when selling the shares offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with these sales, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may:

•	engage in short sales of shares of the common stock in the course of hedging their positions;

•	sell shares of the common stock short and deliver shares of the common stock to close out short positions;

•	loan or pledge shares of the common stock to broker-dealers or other financial institutions that in turn may sell shares of the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Alternative Sections for Selling Stockholders Resale Prospectus - 10

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the shares by the selling stockholders.

We have applied to list the shares of our common stock on the New York Stock Exchange under the symbol “CCS.” However, we can give no assurances as to the development of liquidity or trading market for the shares.

Subject to certain exceptions, we and all of our officers and directors have agreed that, without the prior written consent of the representatives on behalf of the underwriters of the IPO, we and they will not, during the period ending      days after the date of the IPO prospectus and this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Additionally, all of our other stockholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for      days, in the case of the holder who is the selling stockholder in our initial public offering, or      days, in the case of the selling stockholders named in this prospectus, in each case after the date of the IPO prospectus and this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of the representatives of the underwriters of our initial public offering.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares of our common stock to the underwriters or transactions by any person other than us and our directors and officers relating to shares of our common stock or other securities acquired in the IPO or in open market transactions after completion of the IPO.

The representatives of the underwriters of the IPO, in their sole discretion, may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In compliance with the guidelines of the Financial Industry Regulatory Authority (which we refer to as “FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the proceeds from any offering pursuant to this prospectus and any applicable prospectus supplement.

Any shares covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The shares covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

Alternative Sections for Selling Stockholders Resale Prospectus - 11

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of our common stock offered hereby, will be passed upon for us by Greenberg Traurig, LLP, Los Angeles, California.              has acted as counsel to the selling stockholders.

Alternative Sections for Selling Stockholders Resale Prospectus - 12

             Shares

Common Stock

PROSPECTUS

                    , 2014

Alternate Page for Selling Stockholders Resale Prospectus - back cover

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All amounts shown are estimates, except the U.S. Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee.

Description	Amount
U.S. Securities and Exchange Commission registration fee		$13,138
Financial Industry Regulatory Authority filing fee		15,800
New York Stock Exchange listing fee			*
Accounting fees and expenses		200,000
Legal fees and expenses			*
Transfer agent and registrar fees and expenses		10,000
Blue Sky fees and expenses		2,500
Printing expenses		100,000
Miscellaneous		2,500

Total	$		*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

General Corporation Law of the State of Delaware. Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 of the DGCL is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation (which we refer to as our “charter”) provides for such limitation of liability.

Our Charter and Bylaws. Each of Article EIGHTH of our charter, and Article VI of our bylaws (which we refer to as our “bylaws”), provides that we shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any person (which we refer to as a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (which we refer to as a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the foregoing, subject to certain exceptions, we will be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by our board of directors. We may, by action of our board of directors, provide indemnification to such employees and agents of the Company to such extent and to such effect as our board of directors shall determine to be appropriate and authorized by Delaware law.

Indemnification Agreements. In addition to the provisions of our charter and bylaws described above, we have entered into an indemnification agreement with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insurance. We maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the General Corporation Law of the State of Delaware on April 30, 2013 (which we refer to as the “conversion”). Immediately prior to the conversion, each of DARO Ventures LLC and DARO Ventures II LLC held 50% of the membership interests in our predecessor entity. Upon the conversion, all of the membership interests in our predecessor entity (owned by DARO Ventures LLC and DARO Ventures II LLC) were converted into an aggregate of 5,000,000 shares of our common stock. Each of Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, own 50% of, and co-manage, each of DARO Ventures LLC and DARO Ventures II LLC.

On May 7, 2013, we completed an offering of 12,075,000 shares of our common stock at an offering price of $20.00 per share. Some of the shares of common stock offered by us were reoffered by FBR Capital Markets & Co., as the initial purchaser, to “qualified institutional buyers,” as defined in Rule 144A under the Securities

Act of 1933, as amended (which we refer to as the “Securities Act”), in reliance on Rule 144A under the Securities Act, or to certain persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The remainder of the shares of common stock offered by us were offered and sold pursuant to a private placement, subject to various conditions, directly to “accredited investors,” as defined in Rule 501 under the Securities Act, with FBR Capital Markets & Co. acting as placement agent, pursuant to the exemption from registration provided in Rule 506 of Regulation D under the Securities Act. We refer to that offering as the “May 2013 private offering and private placement.” We received net proceeds from the May 2013 private offering and private placement in the amount of approximately $223.8 million. The aggregate initial purchaser’s/placement agent’s discount and placement fee was $16,205,000. We believe the issuances of our common stock in the May 2013 private offering and private placement were exempt from registration pursuant to Section 4(2) of the Securities Act, or Regulation D, Rule 144A or Regulation S, under the Securities Act, based upon the representations to us or FBR Capital Markets & Co. by each investor or investor transferee that such investor or investor transferee was at the time of issuance an “accredited investor” as defined in Rule 501(a) under the Securities Act, a “qualified institutional investor” as defined in Rule 144A under the Securities Act, or a non-U.S. person and otherwise was in compliance with the requirements for reliance on Regulation S under the Securities Act, as the case may be.

On May 5, 2014, we completed a private offering of $200 million in aggregate principal amount of senior unsecured notes due 2022 (which we refer to as the “Notes”). The Notes carry a coupon of 6.875% per annum and were issued at a price equal to 99.239% of their principal amount. The Notes offered by us were reoffered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, and FBR Capital Markets & Co., as the initial purchasers, to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A under the Securities Act, or to certain persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. We refer to that offering as the “May 2014 senior notes offering.” We received net proceeds from the May 2014 senior notes offering in the amount of approximately $195 million. The aggregate initial purchaser’s discount was $3,250,000. We believe the issuances of the Notes in the May 2014 senior notes offering were exempt from registration pursuant to Rule 144A or Regulation S under the Securities Act, based upon the representations to us or the initial purchasers by each investor or investor transferee that such investor or investor transferee was at the time of issuance a “qualified institutional investor” as defined in Rule 144A under the Securities Act, or a non-U.S. person and otherwise was in compliance with the requirements for reliance on Regulation S under the Securities Act, as the case may be.

Item 16.	Exhibits.

(a) The following exhibits are filed as part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K:

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1**	Certificate of Incorporation of the Registrant, as amended.

3.2**	Bylaws of the Registrant.

4.1**	Specimen Common Stock Certificate of the Registrant.

4.2	Indenture (including forms of 6.875% Senior Notes Due 2022), dated as of May 5, 2014, among the Registrant, the Guarantors named therein, and U.S. Bank National Association, as trustee.

5.1*	Opinion of Greenberg Traurig, LLP regarding the validity of the shares of common stock being registered.

10.1†	First Amended & Restated 2013 Long-Term Incentive Plan.

10.2**†	Form of Stock Option Agreement for use with the First Amended & Restated 2013 Long-Term Incentive Plan.

10.3**†	Form of Restricted Stock Award Agreement for use with the First Amended & Restated 2013 Long-Term Incentive Plan.

10.4**†	Form of Non-Employee Director Restricted Stock Award Agreement for use with the 2013 Long-Term Incentive Plan.

10.5**†	Employment Agreement, dated as of May 7, 2013, between the Registrant and Dale Francescon.

10.6**†	Employment Agreement, dated as of May 7, 2013, between the Registrant and Robert Francescon.

10.7**	Form of Director and Officer Indemnification Agreement between the Registrant and each of its directors and officers.

10.8**	Indemnification Agreement, dated as of May 7, 2013, among the Registrant and Dale Francescon and Robert Francescon.

10.9**	Registration Rights Agreement, dated as of May 7, 2013, among the Registrant, FBR Capital Markets & Co., Daro Ventures, LLC, Daro Ventures II, LLC, Dale Francescon, and Robert Francescon.

10.10**	Sublease, dated as of April 29, 2011, between Clifton Gunderson LLP and the Registrant.

10.11**	Guaranty Agreement, dated as of November 30, 2011, between the Registrant and Commerce Bank.

10.12**	Amended and Restated Loan Agreement (Revolving Line of Credit with Construction Loan Facility, Lot Loan Facility, and Letter of Credit Facility), dated March 22, 2012, between the Registrant, Beacon Pointe, LLC, The Overlook at Tallyn’s Reach, LLC, The Wheatlands, LLC, Red Rocks Pointe, LLC, Belvedere at Ridgegate, LLC, Enclave at Boyd Ponds, LLC, The Vistas at Nor’Wood, LLC, Bradburn Village Homes, LLC, Barrington Heights, LLC, The Veranda, LLC, Lincoln Park at Ridgegate, LLC, Central Park Rowhomes, LLC, Shoenberg Farms, LLC, Montecito at Ridgegate, LLC, and Waterside at Highland Park, LLC, and Vectra Bank Colorado, National Association, as amended.

10.13**	Promissory Note, dated April 19, 2013, between Rutherford Investments, LLC and the Registrant.

10.14**	Assignment of Interest in Regency at Ridgegate, LLC, dated as of September 9, 2012, from the Registrant to Daro Ventures III, LLC.

Exhibit Number	Description

10.15**	Assignment of Interest in Arcadia Holdings at CC Highlands One, LLC, dated as of December 31, 2012, from Daro Ventures, LLC and Daro Ventures II, LLC to the Registrant.

10.16**	Assignment of Interest in Arcadia Holdings at CC Highlands Two, LLC, dated as of December 31, 2012, from Daro Ventures, LLC and Daro Ventures II, LLC to the Registrant.

10.17**	Assignment of Interest in Waterside at Highland Park, LLC, dated as of December 31, 2012, from the Registrant to Dale and Robert Francescon.

10.18**	Assignment of Interest in Waterside at Highland Park, LLC, dated as of March 1, 2013, from Daro Ventures, LLC and Daro Ventures II, LLC to the Registrant.

10.19**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between Arcadia Holdings at Vista Ridge, LLC and the Registrant.

10.20**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between Arista Investors Colorado, LLC and the Registrant.

10.21**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between High Pointe, Inc. and the Registrant.

10.22**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between High Pointe, Inc. and Venue at Arista, LLC.

10.23	Registration Rights Agreement, dated as of May 5, 2014, among the Registrant, the Guarantors named therein, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the representative on behalf of the initial purchasers.

14.1**	Code of Business Conduct and Ethics.

16.1***	Letter from BKD, LLP.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young, LLP.

23.2	Consent of BKD, LLP.

23.3	Consent of BDO USA, LLP.

23.4	Consent of John Burns Real Estate Consulting, LLC.

23.5*	Consent of Greenberg Traurig, LLP (included within the opinion filed as Exhibit 5.1).

24.1**	Powers of Attorney (included on the signature page of the initial filing of this Registration Statement).

*	To be provided by amendment.
**	Incorporated by reference from the initial filing of this Registration Statement (previously filed with the SEC on May 5, 2014).
***	Incorporated by reference from Amendment No. 1 to this Registration Statement (previously filed with the SEC on May 20, 2014).
†	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules:

See our Consolidated Financial Statements starting on page F-1. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17.	Undertakings.

(a) The undersigned registrant (which we refer to as the “Registrant”) hereby undertakes

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities: The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b) The undersigned registrant hereby further undertakes to provide to the underwriters at the closing date specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The Registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on May 29, 2014.

CENTURY COMMUNITIES, INC.

By:	/s/ Dale Francescon
Dale Francescon Chairman of the Board of Directors and Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dale Francescon Dale Francescon	Chairman of the Board of Directors and Co-Chief Executive Officer (Principal Executive Officer)	May 29, 2014

/s/ David L. Messenger	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 29, 2014
David L. Messenger

/s/ Robert J. Francescon	Co-Chief Executive Officer, President and Director	May 29, 2014
Robert J. Francescon

*	Director	May 29, 2014
James M. Lippman

*	Director	May 29, 2014
Keith R. Guericke

/s/ John P. Box John P. Box	Director	May 29, 2014

*By:	/s/ Dale Francescon
Dale Francescon, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1**	Certificate of Incorporation of the Registrant, as amended.

3.2**	Bylaws of the Registrant.

4.1**	Specimen Common Stock Certificate of the Registrant.

4.2	Indenture (including forms of 6.875% Senior Notes Due 2022), dated as of May 5, 2014, among the Registrant, the Guarantors named therein, and U.S. Bank National Association, as trustee.

5.1*	Opinion of Greenberg Traurig, LLP regarding the validity of the shares of common stock being registered.

10.1†	First Amended & Restated 2013 Long-Term Incentive Plan.

10.2**†	Form of Stock Option Agreement for use with the First Amended & Restated 2013 Long-Term Incentive Plan.

10.3**†	Form of Restricted Stock Award Agreement for use with the First Amended & Restated 2013 Long-Term Incentive Plan.

10.4**†	Form of Non-Employee Director Restricted Stock Award Agreement for use with the 2013 Long-Term Incentive Plan.

10.5**†	Employment Agreement, dated as of May 7, 2013, between the Registrant and Dale Francescon.

10.6**†	Employment Agreement, dated as of May 7, 2013, between the Registrant and Robert Francescon.

10.7**	Form of Director and Officer Indemnification Agreement between the Registrant and each of its directors and officers.

10.8**	Indemnification Agreement, dated as of May 7, 2013, among the Registrant and Dale Francescon and Robert Francescon.

10.9**	Registration Rights Agreement, dated as of May 7, 2013, among the Registrant, FBR Capital Markets & Co., Daro Ventures, LLC, Daro Ventures II, LLC, Dale Francescon, and Robert Francescon.

10.10**	Sublease, dated as of April 29, 2011, between Clifton Gunderson LLP and the Registrant.

10.11**	Guaranty Agreement, dated as of November 30, 2011, between the Registrant and Commerce Bank.

10.12**	Amended and Restated Loan Agreement (Revolving Line of Credit with Construction Loan Facility, Lot Loan Facility, and Letter of Credit Facility), dated March 22, 2012, between the Registrant, Beacon Pointe, LLC, The Overlook at Tallyn’s Reach, LLC, The Wheatlands, LLC, Red Rocks Pointe, LLC, Belvedere at Ridgegate, LLC, Enclave at Boyd Ponds, LLC, The Vistas at Nor’Wood, LLC, Bradburn Village Homes, LLC, Barrington Heights, LLC, The Veranda, LLC, Lincoln Park at Ridgegate, LLC, Central Park Rowhomes, LLC, Shoenberg Farms, LLC, Montecito at Ridgegate, LLC, and Waterside at Highland Park, LLC, and Vectra Bank Colorado, National Association, as amended.

10.13**	Promissory Note, dated April 19, 2013, between Rutherford Investments, LLC and the Registrant.

10.14**	Assignment of Interest in Regency at Ridgegate, LLC, dated as of September 9, 2012, from the Registrant to Daro Ventures III, LLC.

10.15**	Assignment of Interest in Arcadia Holdings at CC Highlands One, LLC, dated as of December 31, 2012, from Daro Ventures, LLC and Daro Ventures II, LLC to the Registrant.

10.16**	Assignment of Interest in Arcadia Holdings at CC Highlands Two, LLC, dated as of December 31, 2012, from Daro Ventures, LLC and Daro Ventures II, LLC to the Registrant.

10.17**	Assignment of Interest in Waterside at Highland Park, LLC, dated as of December 31, 2012, from the Registrant to Dale and Robert Francescon.

Exhibit Number	Description

10.18**	Assignment of Interest in Waterside at Highland Park, LLC, dated as of March 1, 2013, from Daro Ventures, LLC and Daro Ventures II, LLC to the Registrant.

10.19**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between Arcadia Holdings at Vista Ridge, LLC and the Registrant.

10.20**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between Arista Investors Colorado, LLC and the Registrant.

10.21**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between High Pointe, Inc. and the Registrant.

10.22**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between High Pointe, Inc. and Venue at Arista, LLC.

10.23	Registration Rights Agreement, dated as of May 5, 2014, among the Registrant, the Guarantors named therein, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the representative on behalf of the initial purchasers.

14.1**	Code of Business Conduct and Ethics.

16.1***	Letter from BKD, LLP.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young, LLP.

23.2	Consent of BKD, LLP.

23.3	Consent of BDO USA, LLP.

23.4	Consent of John Burns Real Estate Consulting, LLC.

23.5*	Consent of Greenberg Traurig, LLP (included within the opinion filed as Exhibit 5.1).

24.1**	Powers of Attorney (included on the signature page of the initial filing of this Registration Statement).

*	To be provided by amendment.
**	Incorporated by reference from the initial filing of this Registration Statement (previously filed with the SEC on May 5, 2014).
***	Incorporated by reference from Amendment No. 1 to this Registration Statement (previously filed with the SEC on May 20, 2014).
†	Management contract or compensatory plan or arrangement.